Form 20-F
Carbon Revolution Public Ltd Co
filed 2023-11-13
CIK 1960208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

☒   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: November 3, 2023

Commission File Number: 001-41856

Carbon Revolution Public Limited Company
(Exact name of Registrant as specified in its charter)

Not applicable	Ireland
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Ten Earlsfort Terrace,
Dublin 2, D02 T380, Ireland
(Address of principal executive offices)

David Nock
Tel.: +353-1-920-1000
Ten Earlsfort Terrace,
Dublin 2, D02 T380, Ireland
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	CREV	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one-tenth of an Ordinary Share, each at an exercise price of $11.50 per one-tenth of a share ($115.00 per whole Ordinary Share)	CREVW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On November 3, 2023, the issuer had 1,875,184 ordinary shares, par value $0.0001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or
15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

On November 3, 2023 (the “Closing Date”), Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“Twin Ridge”), Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450 (the “Company” or “MergeCo”), Carbon Revolution Limited, an Australian public company with Australian Company Number (ACN) 128 274 653 listed on the Australian Securities Exchange (“Carbon Revolution”) and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“MergerSub”), consummated the business combination pursuant to the terms of a Business Combination Agreement, dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of the Company, with shareholders of Twin Ridge receiving Ordinary Shares (defined below), in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by assumption by the Company of the obligations under such warrants, including to become exercisable for one-tenth of an Ordinary Share instead of one Twin Ridge ordinary share, in proportion to the exchange ratio (the “Business Combination”). In addition, Twin Ridge, Carbon Revolution and the Company implemented a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, dated as of November 30, 2022, as amended or supplemented from time to time (the “Scheme Implementation Deed”), which resulted in all shares of Carbon Revolution being canceled in return for consideration, with Carbon Revolution issuing one share to the Company (resulting in Carbon Revolution becoming a wholly-owned subsidiary of the Company) and the Company issuing Ordinary Shares to the shareholders of Carbon Revolution.

The Company had no operations prior to entering into the Scheme Implementation Deed and Business Combination Agreement. The Company’s sole purpose was to become a holding company following the Business Combination. Upon the closing of the Business Combination, the Company became the direct parent of  Carbon Revolution.

The Company’s ordinary shares, par value $0.0001 (“Ordinary Shares”) and the warrants to acquire one-tenth of an Ordinary Share at an exercise price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share)  (“Public Warrants”) are trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “CREV” and “CREVW”, respectively. The Public Warrants may only be exercised for a whole number of Ordinary Shares.

This Shell Company Report on Form 20-F (the “Report”) is due within four business days after the consummation of the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events of the Company. Forward-looking statements include statements other than statements of historical fact, including statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements. These forward-looking statements include, but are not limited to, statements relating to expectations for future financial performance, business strategies, financings and expectations for the Company’s business. Specifically, forward-looking statements may include statements preceded by, followed by or that include the words “may”, “can”, “should”, “will”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “anticipate”, “believe”, “seek”, “target” or similar expressions.

These forward-looking statements in this Report are based on information available as of the date of this Report and Company management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, they cannot guarantee future results, level of activity, volume of sales, performance or achievements. Moreover, no one assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in connection with the forward-looking statements contained in this Report.

You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ include:

•	changes in domestic and foreign business, market, financial, political and legal conditions;

•
inability to obtain financing, equity, debt, or convertible debt financings to fund our operations on favorable terms or at all (including where such inability results in additional costs being incurred, and/or additional funding not be available, under existing financing arrangements);

•	our failure to meet financial covenants and other key covenants under existing financing arrangements;

•	our failure to meet operational targets required to be achieved in order to qualify for additional funding under the OIC Financing (defined below);

•	growth in demand for our wheels being lower than expected, or eventuating later than expected (including but not limited to delay in commencement of wheel programs);

•	increase in prices of labor or materials, or adverse movements in foreign exchange;

•	disruption to global supply chains;

•	disruption to customer business as a result of industrial action by workers involved in automotive supply chains;

•	our relationships with suppliers and technical partners may deteriorate;

•	risks relating to our bespoke equipment and production process to create a highly complex and innovative product;

•	downward pricing pressure from customers;

•	changes in our competitive position or market share;

•	the inability to maintain the listing of the Company’s securities on a U.S. securities exchange;

•	the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to us;

•
holders of Preferred Shares (as defined below) gaining certain governance and control rights, in the event of certain triggers under the Company’s Amended and Restated Memorandum and Articles of Association;

•
obligations and restrictions that restrict our ability to engage in some business activities under the terms of the OIC Financing, which may restrict our ability to do business and take advantage of certain opportunities;

•	the failure to realize the anticipated benefits of the Business Combination and related transactions;

•	risks related to the rollout of our business strategy and the timing of expected business milestones;

•	the effects of competition on our future business and our ability to grow and manage growth, establish and maintain relationships with customers, and retain management and key employees;

•	risks related to domestic and international political and macroeconomic uncertainty, including the Israel-Hamas and Russia-Ukraine conflicts;

•	the outcome of any legal proceedings that may be instituted against us or any of our respective directors or officers;

•	the impact of any pandemic or other public health crisis, such as the COVID-19 pandemic, and governmental responses;

•	risks related to Carbon Revolution’s industry;

•	changes in laws and regulations; and

•	other risks and uncertainties described in the section of this Report entitled “Risk Factors.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Except as otherwise indicated or required by context, references in this Report to “we”, “us”, “our”, the “Company” or “MergeCo” refer to Carbon Revolution Public Limited Company, a public limited company incorporated in Ireland with registered number 607450, and its consolidated subsidiaries.

Trademarks, Trade Names and Service Marks

The logos, and other trademarks or service marks of the Company appearing in this Report are the property of the Company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this Report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This Report contains additional trademarks, service marks and trade names of other entities. All trademarks, service marks and trade names appearing in this Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Financial Information

The terms “dollar,” “USD” or “$” refer to the U.S. dollar and the terms “AUS” or “A$” refer to the Australian Dollar, unless otherwise indicated. Carbon Revolution’s consolidated financial statements are presented in Australian Dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Carbon Revolution has made rounding adjustments to some of the figures included in this Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Market and Industry Data

This Report contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research. Third-party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. These data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Management and Board of Directors

The following sets forth the names, business addresses and functions of the Company’s directors and senior management as of November 3, 2023. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company Board of Directors (the “Company Board”) has three classes of directors with the directors of each class serving staggered three-year terms. Class I directors shall serve a term expiring at Company’s 2024 annual meeting of shareholders, Class II directors shall serve a term expiring at Company’s 2025 annual meeting of shareholders and Class III directors shall serve a term expiring at Company’s 2026 annual meeting of shareholders.

Name	Age	Position and Class
Directors
Mark Bernhard	59	Class II Director
Lucia Cade	56	Class II Director
Jacqueline A. Dedo	62	Class I Director
Jacob Dingle	52	Class III Director
James Douglas	56	Class III Director
Burt Jordan	56	Class II Director
Robert A. Lutz	91	Class III Director
Matti Masanovich	51	Class I Director
Dale McKee	63	Class I Director

Executive Officers
Jacob Dingle	52	Chief Executive Officer and Director
Gerard Buckle	54	Chief Financial Officer
David French	61	Vice President Operations
Ashley Denmead	41	Chief Technology Officer
Jesse Kalkman	55	Director of Sales and Business Development
David Nock	50	General Counsel and Company Secretary

Directors

Mark Bernhard. Mr. Bernhard has served as a director of Carbon Revolution since June 2019 and a director of the Company since the closing of the Business Combination. He has been as a non-executive director of Bapcor Limited (ASX: BAP) since March 2022, and a director of Healthy Male, a non-profit organization, since August 2020, and chairs its Audit and Risk Committee. He previously worked at General Motors for over 32 years, including as the Chairman and Managing Director of General-Motors Holden Australia from July 2015 to August 2018 and as the Chief Financial Officer and Vice President of Shanghai-GM from November 2011 to June 2015. Mr. Bernhard holds a Bachelor of Business (Accounting) from Monash University and a Master of Business Administration from Deakin University. He has studied Transformational Management at Stanford University and is a graduate of the Australian Institute of Company Directors. Mr. Bernhard is an experienced executive, leveraging his skills in mergers and acquisitions, significant technological changes and adverse business conditions.

Lucia Cade. Ms. Cade has served as a director of Carbon Revolution since August 2018 and a director of the Company since the closing of the Business Combination. She currently also serves on the boards of South East Water as Chair; Paintback as Chair; and Urban Utilities, Future Fuels Co-operative Research Center, Engineers Australia, and Methodist Ladies College. Ms. Cade previously served as a director of FLAIM Systems Pty Ltd from 2020 to 2022; Regional Investment Corporation from 2018 to 2021; PuriflOH Limited from 2018 to 2019; Energy Pipelines Co-operative Research from 2015 to 2019; Western Water Corporation from 2005 to 2010, and from 2012 to 2015 as Chair; and Australian Water Association from 2007 to 2014. Ms. Cade holds a Bachelor of Civil Engineering, a Bachelor of Economics, a Master of Engineering Science all from Monash University, and a Master of Business Administration from the Melbourne Business School. Ms. Cade is a Fellow of Engineers Australia and Fellow of Australian Institute of Company Directors. Ms. Cade brings to the Company Board significant board and executive experience that spans various industries, including utilities, manufacturing, and energy research and investment.

Jacqueline A. Dedo. Ms. Dedo has served as a director since the closing of the Business Combination. Since May 2015, Ms. Dedo has served as a co-founder of Aware Mobility LLC, which is focused on the development, investing, partnering and application of both electrified propulsion and connectivity tools, platforms and applications. Prior to May 2015, Ms. Dedo served as President of Piston Group and held various positions with Dana Holding Corp, The Timken Company, Motorola, Covisint LLC, Robert Bosch Corporation and Cadillac Motor Car Company. Ms. Dedo received a Bachelor of Science degree in Electrical Engineering from Kettering University. Ms. Dedo serves as a member of the board of directors of Li-Cycle Holdings Corp. (NYSE: LICY) since August 2022 and Workhorse Group Inc. (Nasdaq: WKHS) since May 2020. Ms. Dedo brings to the Company Board over 30 years of global automotive, off highway, industrial and aftermarket experience.

Jacob Dingle. Mr. Dingle started at Carbon Revolution as one of the initial investors and founders and has served as the Chief Executive Officer since 2012. Mr. Dingle has served as a director of Carbon Revolution since November 2008 and served as its Executive Chairman from 2010 to 2012. He has served as a director of the Company since December 2022. Prior to helping found Carbon Revolution, he served as Head of M&A and Corporate Development at Goodman Fielder from 2005 until 2010, and has also held consultant and managerial positions at Boston Consulting Group, L.E.K Consulting, and Tenix Defence Systems. Mr. Dingle holds a Mechanical Engineering Degree from RMIT University and a Master of Business Administration from the Melbourne Business School. He also is a graduate of the Australian Institute of Company Directors. Mr. Dingle brings his background in engineering, operations, strategy, and M&A, along with his founder experience, to all facets of the Company.

James Douglas. Mr. Douglas has served as a director of Carbon Revolution since November 2011 and as its Chairman since 2012 and as a director of the Company since the closing of the Business Combination. Mr. Douglas has been a Partner of Co:Act Capital since February 2022. He previously served as an Investment Director & Venture Partner of Acorn Capital Ltd from February 2018 to February 2023. He is a non-executive director of Export Finance Australia since 2020. Prior to his involvement in venture capital, he held a number of senior management roles at investment banks, including as Co-Head of Global Banking at Citi (Australia) from 2007 to 2010 and as Global Head of Consumer Products for Merrill Lynch (New York) from 2004 to 2006. Mr. Douglas holds a Bachelor of Law and a Bachelor of Science from Melbourne University. He also is a graduate of the Australian Institute of Company Directors. Mr. Douglas brings to the Company Board over 25 years of experience in investment banking and venture capital in Australia and the United States.

Burt Jordan. Mr. Jordan has served as a director since the closing of the Business Combination. Mr. Jordan has served as the President and a director of Atlantic Coastal Acquisition Corp. since December 2020 and as the President and a director of Atlantic Coastal Acquisition Corp. II since December 2020. Previously, Mr. Jordan was an executive at Ford Motor Company from 1999 until 2020, where he most recently served as Vice President of Global Purchasing Operations and Supply Chain Sustainability. In this role, Mr. Jordan drove strategy transformation, growth and efficiencies through program delivery, purchasing strategy and supply chain sustainability. He has served as a non-executive director of Xos, Inc. (Nasdaq: XOS) since August 2021 and ABC Technologies (TSX: ABCT) since November 2021. Mr. Jordan holds a Bachelor’s degree in Business Administration from Alma College in Michigan. He was also appointed to the United States Air Force Academy. Mr. Jordan brings to the Company Board extensive management, supply chain and global leadership experience.

Robert A. Lutz. Mr. Lutz has served as a director since the closing of the Business Combination. Mr. Lutz has been President and Chief Executive Officer of Lutz Communications since May 2010. Prior to Lutz Communications, Mr. Lutz held various positions at General Motors from September 2001 through December 2009 and served in an advisory capacity thereafter until he retired in May 2010, including, among other positions, Vice Chairman of Product Development, Chairman of General Motors North America and Vice Chairman Marketing and Communications. Mr. Lutz also served as Chairman and Chief Executive Officer of Exide Technologies from 1998 until 2002 and served on its board of directors until May 2004. Prior to his service at Exide Technologies, Mr. Lutz served in a variety of positions at Chrysler between 1986 and 1998, including as President and Chief Operating Officer, and at Ford Motor Company between 1974 and 1986. Mr. Lutz earned a Bachelor’s degree in Production Management from the University of California-Berkeley in 1961 and a Master’s degree in Marketing from the University of California-Berkeley in 1962. Mr. Lutz brings to the Company Board significant board and executive experience in the automotive industry.

Matti Masanovich. Mr. Masanovich has served as a director since the closing of the Business Combination. Mr. Masanovich has served as Senior Vice President and Chief Financial Officer of Catalent since July 2023. Prior to joining Catalent, Mr. Masanovich served as Executive Vice President and Chief Financial Officer of Tenneco Automotive from August 2020 until November 2022. Prior to joining Tenneco Automotive, Mr. Masanovich was Chief Financial Officer of Superior Industries International, Inc. between September 2018 and August 2020. Previously, he was with General Cable Corporation, serving from November 2016 to July 2018 as Senior Vice President and Chief Financial Officer. Prior to that, Mr. Masanovich served in various senior finance and accounting roles at Tier 1 automotive suppliers such as International Automotive Components and Aptiv (formerly Delphi). Mr. Masanovich holds a Bachelor of Commerce and Masters of Business Administration from the University of Windsor. He was also previously a chartered accountant with the Canadian Institute of Chartered Accountants. Mr. Masanovich brings to the Company Board extensive management and finance and accounting experience.

Dale McKee. Mr. McKee has served as a director of Carbon Revolution since September 2018 and a director of the Company since the closing of the Business Combination. Mr. McKee serves as director, honorary treasurer, and chair of the Audit and Risk Committee of Museums Board of Victoria and as Trustee of the Marion and EH Flack Trust. He previously served as a senior partner at PricewaterhouseCoopers from 1993 to 2018. Mr. McKee is a former member of the Australian Auditing Standards Board. He holds a Bachelor of Business from Federation University and is a Fellow of the Institute of Chartered Accountants in Australia and New Zealand. Mr. McKee brings to the Company Board extensive experience with respect to audit, accounting, corporate governance, risk management, and capital markets matters.

Executive Officers

Jacob Dingle. See “—Directors”.

Gerard Buckle. Mr. Buckle has served as the Chief Financial Officer of Carbon Revolution since September 2019 and as an officer of the Company since December 2022. From December 2015 to September 2019, he served as General Manager Southern Region for Incitec Pivot Fertilisers (a division of Incitec Pivot Ltd) and General Manager of Finance and Investor Relations for Incitec Pivot Ltd. He previously served as Chief Financial Officer at Olex Australia Pty Ltd, Orica Chemnet (a division of Orica Australia Pty Ltd) and Jetstar Airways Pty Ltd. Mr. Buckle is a chartered accountant in Australia, with a Bachelor of Business from Ballarat University and a Graduate Diploma of Applied Finance from the Financial Services Institute of Australia.

Ashley Denmead. Dr. Denmead has served as an officer of the Company since the closing of the Business Combination. Dr. Denmead is a founder of Carbon Revolution and an experienced executive with 18 years of experience developing and commercializing the technology to bring carbon fiber wheels to the automotive market. In the last five years, Dr. Denmead has maintained a position on the Carbon Revolution executive team, including as Engineering and Design Director and more recently becoming the Chief Technology Officer. During this period, he has been responsible for the company’s product design and technology direction. Dr. Denmead holds a Bachelor in Mechanical Engineering and Computer Science and a Doctor of Philosophy in Composite Materials both from Deakin University.

David French. Mr. French has served as the Vice President Operations of Carbon Revolution since January 2022 and as an officer of the Company since the closing of the Business Combination. He is a globally experienced automotive executive with extensive background in business planning and strategy, vehicle program delivery, product development systems and manufacturing leadership. From February 1984 to April 2019, Mr. French previously held senior management roles at Ford Motor Company of Australia Pty Ltd, including Programs Director, Commercials Vehicle Asia, Pacific and Africa. Mr. French also served as a director of Ford Motor Company of Australia Pty Ltd. He was a member of the PAC Group (USA), an advisory board with a special interest in business alliance development, from September 2020 to January 2022. Mr. French holds a Bachelor of Mechanical Engineering degree from the University of Adelaide.

Jesse Kalkman. Mr. Kalkman has served as Director of Sales and Business Development of Carbon Revolution since August 2022 and as an officer of the Company since the closing of the Business Combination. Mr. Kalkman is an experienced sales executive with over 30 years of experience in the automotive industry at multiple Tier 1 automotive suppliers varying in size and products manufactured. He began his career in engineering and program management prior to transitioning to sales where he has spent the last 15 years in various roles. Mr. Kalkman served as Vice President, Global Sales and Marketing at Nexteer Automotive from October 2016 to December 2018, and then as Vice President and Chief Strategy Officer from January 2019 to June 2019. Most recently, he was the Executive Vice President and Chief Commercial Officer of Sales at Mobex Global from February 2020 to September 2021. Mr. Kalkman holds a Bachelor in Mechanical Engineering from Kettering University and a Master of Business Administration from Northwood University.

David Nock. Mr. Nock has served as General Counsel since August 2017 and as Company Secretary of Carbon Revolution since September 2017 and as an officer of the Company since the closing of the Business Combination. From 2012 to July 2016, he served as Regional Commercial Director of Oakley Asia Pacific (Luxottica). From 2006 to 2011, he served as Regional General Counsel for Quiksilver Asia Pacific. Earlier in his career, Mr. Nock was corporate counsel at ACP Magazines and solicitor at Minter Ellison. Mr. Nock holds Arts and Law Degrees from the University of Melbourne and a Master of Business Administration from Melbourne Business School.

The business address for each of the directors and executive officers of the Company is Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

B.	Advisers

Goodwin Procter LLP, New York Times Bldg, 620 8th Ave, New York, NY 10018, has acted as U.S. securities counsel for the Company and Carbon Revolution and will continue to act as U.S. securities counsel to the Company following the closing of the Business Combination.

Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, has acted as counsel for the Company and Carbon Revolution with respect to Irish law and will continue to act as counsel for the Company with respect to Irish law following the closing of the Business Combination.

Herbert Smith Freehills, Level 24, 80 Collins St, Melbourne VIC 3000, has acted as counsel for the Company and Carbon Revolution with respect to Australian law and will continue to act as counsel for Carbon Revolution with respect to Australian law following the closing of the Business Combination.

C.	Auditors

Deloitte Touche Tohmatsu, 477 Collins Street, Melbourne Victoria 3000 Australia, has acted as the accounting firm for Carbon Revolution since 2015. Marcum LLP, New York, New York has acted as the accounting firm for Twin Ridge since 2021.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization, cash and restricted trust fund balance of Carbon Revolution on an actual and pro forma combined basis as of June 30, 2023, after giving effect to the Business Combination and the OIC Financing. The actual column for Carbon Revolution is derived from the audited consolidated financial statements that are included in this Report.

Capitalization and Indebtedness

As of June 30, 2023	Carbon Revolution (A$ in thousand)	Notes	Pro Forma Combined (A$ in thousand)

Cash and cash equivalents	19,582	1	29,757
Restricted Trust Fund	14,677	2	67,467
	34,259		97,224

Carbon Revolution common stock	386,432	3	436,835
Share based payment reserves	-	3	24,757
Carbon Revolution reserves	7,166	3	7,166
Accumulated losses	(377,867)	3	(483,568)
Total stockholders’ equity	15,731		(14,810)

Debt:
Borrowings (current)	13,829	3	13,829
Borrowings (non-current)	70,833	3	70,833
OIC preferred shares (unsecured)	-	4	42,834
OIC Reserve Fund Obligation (unsecured)	-	5	52,790
	84,662		180,236
Total Capitalization and Indebtedness	100,393		165,476

Notes
(1) Under the header “Unaudited Pro Forma Condensed Combined Financial Information”.
(2) Represents restricted trust fund in escrow as part of the Orion Financing transaction that is contingent on completion of the Transaction. Such amounts remain in escrow until the achievement of certain performance conditions by December 2024. A$14.7 million relate to restricted trust fund as part of the New Debt Program and A$52.8 million relates to restricted trust fund as part of the OIC Financing.
(3) Amounts derived from “Pro Forma Combined” column of the Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2023 contained under the header “Unaudited Pro Forma Condensed Combined Financial Information”.
(4) Represents the unsecured preferred shares on issue classified as a liability as a consequence of the 5 year redemption term of the OIC Financing issued on completion of the Transaction.
(5) Represents the obligation to issue preferred shares upon completion of specified performance milestones by December 2024 as part of the OIC reserve fund arrangement.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully review and consider the following risk factors and the other information contained in this Report, including the financial statements and notes to the financial statements included herein. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, cash flows, financial condition and results of operations of the Company. You should carefully consider the following risk factors in addition to the other information included in this Report, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements”. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Related to the Company’s Financial Condition and Liquidity

The Company may be unable to obtain sufficient financing to pay its expenses.

The Company is not yet profitable and does not yet derive positive cash flows (and does not expect to through the cash flow projection for the 12-month period from November 4, 2023 (the “12 Month Cash Flow Projections”)). In order to remain viable or to be considered viable, and to cover anticipated cash outflows over the 12 months commencing November 1, 2023 and to allow the Company to continue as a going concern, $42.3 million is required to be raised over that period including through use of the Committed Equity Facility (as defined below).

The Company has entered into agreements for a Structured Equity Facility (“OIC Financing”) for up to US$110 million in funding with OIC Structured Equity Fund I Range, LLC and OIC Structured Equity Fund I GPFA Range, LLC (fund vehicles affiliated with Orion Infrastructure Capital) (“OIC” and, collectively, the “OIC Investors”) subject to satisfying various conditions precedent to each tranche of funding. This is discussed below.

If the Company is unable to raise sufficient funds within the timeframes required, the Company will need to successfully implement other funding or liquidity options, if it is possible to do so, including other financing, working capital financing, delaying or reducing operating and capital expenditure, securing customer pre-payments, and securing deferred supplier payments.

Additional capital raised by the Company (including through use of the Committed Equity Facility and further tranches of the OIC Financing) will be dilutive to existing shareholders.

There are risks associated with the 12 Month Cash Flows Projections, including but not limited to:

•
there may be a delay in the availability of the Committed Equity Facility (the Committed Equity Facility will not be available until after the Company’s resale registration statement has been declared effective by the Securities and Exchange Commission (“SEC”)) and there is no guarantee that the Company will satisfy the applicable conditions precedent for closing further tranches of funding under the OIC Financing (discussed below);

•
as the terms of the Committed Equity Facility will require Yorkville Advisors to purchase additional shares under the Committed Equity Facility beyond an overall ownership of 9.99%, the Company may have access to materially less than the US$60 million headline figure of the Equity Purchase Agreement entered into in connection with the Committed Equity Facility (the “Equity Purchase Agreement”);

•
the Company may not be able to raise further equity funds from sources other than the Committed Equity Facility or the OIC Financing (assuming the Company is able to close further tranches of funding under the OIC Financing, which is not guaranteed) in the amounts and within the timeframes necessary for the Company to remain solvent and to comply with its liquidity covenants, on satisfactory terms, or at all;

•	customers and suppliers may not agree to provide the support sought from them; and
•	the 12 Month Cash Flow Projections are subject to achievement by the Company of its financial and operational targets.

In the event that the Company has insufficient funds, and the required funding is not available within the timeframe and in the amounts needed, the Company may need to enter external administration, liquidation or examinership.

Based on the factors above, a material uncertainty exists which may cast significant doubt as to whether the Company will continue as a going concern and therefore whether they will realize their assets and discharge their liabilities in the normal course of business and at the amounts stated in the financial statements.

The Company is not yet profitable or cash flow positive and it may take longer for the Company to reach profitability or become cash flow breakeven than anticipated (or it may never occur), and the Company may not be able to obtain financing to fund its operations on acceptable terms, or at all.

The Company is not yet profitable and currently does not generate enough funds from its operations to fund those operations (and does not expect to through the 12 month forecast period of the 12 Month Cash Flow Projection). The Company has a limited operating history and has not yet become profitable, which means that its operating history does not provide a meaningful basis for investors to evaluate the business or its financial performance and future prospects. Accordingly, investors should consider the Company’s business and prospects in light of the risks, uncertainties, expenses and challenges that may face an early stage business.

While we currently anticipate that the Company will become profitable (on an earnings before interest, tax and amortization (“EBITDA”) basis) if it sells approximately 45,000 wheels per year and if other key business objectives are achieved, including a reduction in labor hours per wheel and a reduction in material cost per wheel, we may not become profitable at that volume, for various reasons, including if raw material and labor costs exceed our expectations. Further, it may take longer than expected for the Company to reach sales of 45,000 wheels per year. In addition, our financial projections may prove to be inaccurate and assume, among other things, the production schedules, pricing, cost of labor and materials, overhead and foreign exchange rate assumptions on which they were based are accurate and there are no unexpected delays or other changes.

The Company must obtain other sources of cash, including from additional financings, to meet its operational requirements, until it generates positive cash flow from operations.

Due to various factors, including the time lag between recognition of revenue from sale of wheels to customers to the receipt of payment for such sales, the Company will not become cash flow positive from operating activities until a period after becoming profitable at an EBITDA level. If and when the Company does derive positive cash flows from operating activities, it is expected that cash flow from investing activities in the ordinary course will be negative (due to ongoing capital investment in capacity expansion) and cash flow from financing activities in the ordinary course will be negative (due to the cost of servicing debt, including the New Debt Program, discussed below).

On May 23, 2023, Carbon Revolution entered into the New Debt Program. The US$60 million financing established by the New Debt Program matures on May 1, 2027, bearing interest at a rate of 8.5% for the entire term of the financing, with payments due during the first 18 months consisting of interest only. On December 1, 2024, principal repayments will be required to commence, in an amount of US$2.0 million per month. These installments may place significant pressure on the Company’s cash flows during this period, in particular if the business is not operating cash flow positive by this point. These payments will divert available cash from use for other purposes, for example research and development or capital expenditure, and may ultimately impact the ability of the Company to meet its operational goals.

Further, the terms of the New Debt Program and OIC Financing restrict the Company’s ability to raise further new debt, other than certain indebtedness permitted thereunder.

Under the New Debt Program, if the Company does not complete a US$60 million Qualified Capital Raise (as defined in the program documentation), including the issuance of equity or subordinated debt that does not require certain payments until at least 180 days after the repayment of the New Debt Program, by December 31, 2023, then an additional $1,500,000 in cash and 50,000 Ordinary Shares would be required to be provided upon the earlier of our refinancing or repaying the New Debt Program or the maturity of the debt (May 1, 2027). The 50,000 Ordinary Shares shall be reduced by one Ordinary Share for every US$300 raised over $45 million. Drawdowns under the Committed Equity Facility do not qualify as a Qualified Capital Raise. However, unrestricted funds received under the OIC Financing will qualify as a Qualified Capital Raise.

The Company also has a supplier finance arrangement in place with a logistics provider for payables and order / invoice management service for the purchase and logistics management for certain raw materials. The outstanding balance of this arrangement will also vary according to the materials financed through this facility at any time (A$9.1 million as of June 30, 2023).

The Company’s ability to raise additional funds to meet its operational requirements and to meet its repayment obligations to noteholders under the New Debt Program, and its supplier finance provider, through debt (if permitted under the New Debt Program and the OIC Financing or otherwise approved) or the issuance of other securities will be subject to factors beyond the control of the Company, including factors affecting the economy and capital markets (including the impact of the COVID-19 pandemic and other global health conditions). There is no guarantee that such funding, whether debt (if permitted under the New Debt Program and the OIC Financing or otherwise approved), equity or otherwise, will be obtained or available on favorable terms, or at all. Any additional funding may include the issuance of a substantial number of warrants or other derivative securities that are convertible or exercisable for Ordinary Shares on terms that are dilutive to shareholders. The Company may also experience difficulties extending or replacing its existing lending facilities. Any inability to raise funds when required may adversely impact the Company’s financial performance and prospects.

If additional funds are raised through the issuance of equity, this could dilute the interests of shareholders; debt financing, if available, may involve restrictions on financing and operating activities, and higher than expected interest and financing costs.

Twin Ridge has entered into the Committed Equity Facility with Yorkville Advisors with respect to the future issuance of up to USD$60 million in Ordinary Shares (the “CEF” or the “Committed Equity Facility”), from time to time as the Company may direct. Under this Committed Equity Financing, for a period of three years from November 3, 2023, subject to certain conditions, the Company has the right to require Yorkville Advisors to purchase Ordinary Shares in a series of advances, with each advance being in an amount up to the greater of (i) USD$10 million or (ii) the aggregate trading volume of Ordinary Shares for the five trading days immediately preceding the Company requesting an advance. Such advances will result in a dilution of Company shareholders. Further, there is a risk that Carbon Revolution will not be able to fully draw down on the full USD$60 million of the CEF, or draw down on sufficient amounts as needed in accordance with Carbon Revolution’s operational needs, if the Company share price is lower than expected and/or if the trading volume of the Company’s Ordinary Shares is lower than expected because Yorkville Advisors is not required to purchase additional Ordinary Shares under the Committed Equity Facility beyond the CEF Ownership Restriction, or US$10 million (A$15.0 million) per Advance Notice (as defined in the Equity Purchase Agreement), whichever is lower.

The Company could fail to meet the financial covenants under the New Debt Program entered into on May 23, 2023.

On May 23, 2023 (US ET time), Carbon Revolution entered into the New Debt Program. The US$60 million debt program established by the New Debt Program matures on May 1, 2027, bearing interest at a rate of 8.5% for the entire term of the debt program, with payments due during the first 18 months consisting of interest only. On December 1, 2024, principal repayments will be required to commence, in an amount of US$2.0 million per month. UMB Bank, National Association, a trust company (the “Trustee”) acts as trustee and as disbursing agent under the proceeds disbursing and security agreement on behalf of the noteholders and the Servicer.

The proceeds disbursing and security agreement contains four financial covenants, which Carbon Revolution is required to meet:

•
agreed threshold for revenue, assessed monthly on a rolling trailing six month basis with specific agreed targets for each testing period, with the first testing period being the 6 months expiring June 30, 2023;

•
agreed threshold for Adjusted EBITDA, assessed monthly on a rolling trailing six month basis with specific agreed targets for each testing period, with the first testing period being the 6 months expiring June 30, 2023;

•
maximum capital expenditure (capex) limits, initially assessed on a rolling trailing six months with specific agreed maximum capex for each testing period with the first testing period being the 6 months expiring June 30, 2023, and moving to a rolling trailing 12 months basis in January 2024; and

•
minimum cash available requirements for each month until the average monthly EBITDA (based on the previous consecutive three months) of the Company becomes positive, following which the measure will be based on a current amount.

Subject to the cure right available for the revenue and Adjusted EBITDA covenants described below, a breach of a financial covenant that has not been cured, entitles the Servicer to accelerate payment of the principal and interest owed under the notes, and enables enforcement of the security provided in connection with the New Debt Program. The New Debt Program is secured by all of the present and after-acquired property of Carbon Revolution and its subsidiaries (the “Carbon Revolution Group”), other than certain excluded property (including certain excluded intellectual property).

The revenue and Adjusted EBITDA covenants are subject to cure provisions. In the event of revenue or Adjusted EBITDA performance falling below the covenanted threshold amount, the Company is permitted to make a payment equal to or greater than the shortfall, which will also reduce the principal balance owed on the debt program. The amount of the payment would be added as a permanent adjustment to the revenue for the relevant 6 month testing period. This cure right can be used up to five times over the course of the debt program but a maximum of twice in any four-month period.

If the Company is not able to meet its financial covenants (including through exercise of any cure rights available to cure such breach), the Servicer may exercise their rights under the program documents, including accelerating payment of the principal and interest owing, enforcing upon the security, taking legal action, and commencing liquidation proceedings, any or all of which would have a material adverse effect on the Company, its business, financial condition and its creditors, as well as the value of its shares.

The Company could fail to make payments when due or otherwise comply with other requirements under the New Debt Program, resulting in an event of default thereunder and acceleration thereof.

In addition to the financial covenants described above, the New Debt Program contains a number of other positive and negative covenants and obligations binding on the Carbon Revolution Group.

Under the New Debt Program, if the Company does not complete a US$60 million Qualified Capital Raise (as defined in the program documentation), including the issuance of equity or subordinated debt that does not require certain payments until at least 180 days after the repayment of the debt program, by December 31, 2023, then an additional $1,500,000 in cash and 50,000 Ordinary Shares would be required to be  provided upon the earlier of our refinancing or repaying the New Debt Program or the maturity of the debt (May 1, 2027). The 50,000 Ordinary Shares shall be reduced by one Ordinary Share for every US$300 raised over $45 million. Drawdowns under the Committed Equity Facility do not qualify as a Qualified Capital Raise. However, unrestricted funds received under the OIC Financing will qualify as a Qualified Capital Raise.

The New Debt Program documents contains other customary events of default, including (amongst other things):

•	failure to make a payment due under the agreement by the due date;

•	existence of circumstances which could result in a material adverse effect;

•
a change in control of the Carbon Revolution Group, which would include the departure of our Chief Technology Officer, Ashley Denmead, if a reasonably acceptable replacement has not been appointed within 90 days or 120 days;

•	events of insolvency, judgment debt, asset seizure and impairment of security;

•	material misrepresentation; and

•	if any portion of the guaranty ceases to be in full force and effect.

An event of default entitles the Servicer to exercise their rights under the New Debt Program documents, including accelerating payment of the principal and interest owing, enforcing upon the security, taking legal action, and commencing liquidation proceedings, any or all of which would have a material adverse effect on Carbon Revolution, its business, financial condition and its creditors, as well as the value of its shares.

Risks Related to the OIC Financing

There are no assurances as to when the closing conditions for the additional tranches of funding under the OIC Financing, the Reserve Release Closings or Subsequent Closings, will be satisfied.

On September 18, 2023, the Company entered into the OIC Documents (as defined below) with the OIC Investors and Carbon Revolution (for the limited purposes set forth therein), pursuant to which the Company agreed to sell (i) up to an aggregate of 1,100 Preferred Shares, which are not convertible into Ordinary Shares, and (ii) the OIC Warrant to acquire the OIC Warrant Shares.  On November 3, 2023, the Company closed the Initial Closing under the terms of the OIC Purchase Agreement (as defined below) and received the initial $35 million tranche in funds.  The OIC Purchase Agreement provides for additional closings, called Reserve Release Closings and Subsequent Closings (each as defined under the terms of the OIC Purchase Agreement), which are subject to closing conditions and other impediments to closing, including some that are beyond our control, and we may not be able to close such subsequent closings and be eligible to receive the associated funding tranches on the terms described therein or at all. For example, Subsequent Closings under the OIC Purchase Agreement may take place within twenty-four months following the Initial Closing, with such proceeds to be used for the development, construction, and/or retooling of future manufacturing facilities. The conditions precedent for such Subsequent Closings include the Company’s adherence with a budget approved by the OIC Investors, delivery of a capex plan to the OIC Investors regarding the use of Subsequent Closings proceeds, and the approval of the transaction by the OIC Investors’ investment committee in its sole discretion, among other closing requirements. Similarly, the Reserve Release Closings are subject to the satisfaction of certain performance metrics and/or the obtaining of additional financing by the Company. There are no assurances that the closing conditions to a Reserve Release Closing or a Subsequent Closing under the OIC Purchase Agreement will be satisfied or that the associated funding tranches are received.

If we are unable to meet the closing conditions for one or more of the Reserve Release Closings or Subsequent Closings of the OIC Financing, we may be forced to renegotiate the OIC Financing on less advantageous terms. If we are unable to close  the additional tranches under the OIC Financing, it would significantly alter our business strategy, impede our prospects for growth and we may become illiquid. Further, we may not be able to identify suitable financing to replace the OIC Financing, and even if we were to do so, we may only be able to consummate them on less advantageous terms.

The terms of the OIC Financing impose obligations on us or restrict our ability to engage in some business activities, which could materially adversely affect our business, results of operations and financial condition.

The OIC Documents contain obligations and other financial and operating covenants that place restrictions on the Company. For example, the Company has provided the OIC Investors a right of first offer for 24 months from November 3, 2023, and has agreed to use best efforts to obtain aggregate gross proceeds of $20 million in one or more funding transactions by a certain date. From the Initial Closing and until all the Preferred Shares are redeemed in full, the Company Board cannot undertake certain matters (i.e., the Structured Voting Rights Matters) without the prior written consent of the holders of a majority of the Preferred Shares then in issue, including, but not limited to, the issuance of securities having rights senior or pari passu to the Preferred Shares, the entry into a material contract, the disposal of assets above a certain amount, undertaking a change of control transaction, senior management changes, the adoption of an operating or capital expenditures budget, incurring general and administrative expenses above amounts set forth in a budget, making capital expenditures above a certain amount or entering into joint ventures. These restrictive covenants reduce the Company’s flexibility in conducting its operations, limit its flexibility in planning for, or reacting to, changes in our business and industry, and limit the Company’s ability to engage in activities that may be in our long-term best interest, including the ability to take advantage of other business opportunities that may arise, any of which could materially adversely affect the Company’s growth prospects, future operating results and financial condition.

In the event of certain triggers under the Company’s Amended and Restated Memorandum and Articles of Association, holders of Preferred Shares will gain certain governance and control rights.

In connection with the OIC Financing, the Company’s Amended and Restated Memorandum and Articles of Association provide that from and after the occurrence of certain triggers, being the failure to effect a mandatory redemption, failure to obtain the required consent of the holders of Preferred Shares in issue before undertaking a Structured Voting Rights Matter, failure to obtain a Share Capital Reduction Order within 60 days of November 3, 2023, failure to undertake Further Share Capital Reductions in accordance with the OIC Financing purchase agreement and a failure of the Company to abide by the right of first offer requirements in the OIC Financing purchase agreement (collectively, “Springing Rights Events”) until (a) all of the Preferred Shares are redeemed in full or (b) if earlier, in the case of a Springing Rights Event occurring other than from a failure to effect a mandatory redemption of the Preferred Shares, until the non-compliance by the Company with the relevant obligations referred to therein giving rise to the Springing Rights Event (x) if capable of rectification, is rectified to the satisfaction of the holders of a majority of the Preferred Shares in issue or (y) is otherwise waived in writing by the holders of a majority of the Preferred Shares, such holders shall be entitled to direct the directors of the Company with respect to certain “Springing Rights Matters” (as set out in Schedule 2 of the Company’s Amended and Restated Memorandum and Articles of Association), which include the entrance into, termination of, or amendment to certain material contracts, determination of operating and capex budgets, actions related to management hiring, termination, and compensation, issuance or redemption of securities, and the initiation or undertaking of a change of control transaction, among other matters. If a Springing Rights Event were to occur, the Company’s directors and management may have reduced flexibility in conducting operations and engaging in activities that they may otherwise consider to be in the best interests of the Company, including entering into certain contracts, determining budgets, actions related to hiring, the issuance and redemption of securities or a change of control transaction, any of which could materially adversely affect the Company’s growth prospects, future operating results and financial condition. In addition, in exercising their consent rights in respect of the Structured Voting Rights Matters, the holders of a majority of the Preferred Shares may withhold consent to various actions that the directors of the Company may otherwise consider to be in the best interests of the Company.

Our ability to raise capital is partially subject to receipt of the consent of the holders of the OIC Warrant; if we do not receive such consent from such holders and/or are unable to raise the requisite amount of capital, our financial condition business, operations and growth plans will be adversely affected.

Subject to certain conditions and limitations, the OIC Warrant contains restrictions on the Company’s ability to raise equity capital in certain circumstances. The Company shall obtain the consent of the holders of the OIC Warrant prior to (i) issuing Ordinary Shares at a price per share lower than the maximum discount of 25%; (ii) issuing Ordinary Shares such that the holders of the OIC Warrant would be diluted to less than 10% of the aggregate number of outstanding Ordinary Shares calculated on a fully-diluted basis; or (iii) amending the Company’s Amended and Restated Memorandum and Articles of Association in a way that would be materially adverse to the holders of the OIC Warrant. If we do not receive the consent of the OIC Warrant holders in the event we try to raise additional equity capital, this may adversely impact the Company’s cash position; and the Company may be required to delay, reduce the scope of, or delay or eliminate material parts of its business strategy, including increasing production capacity, engaging potential new customers or the development or advancement of new or existing technologies or solutions and geographic expansion; and our business, prospects, financial condition, results of operation and ability to operate may be materially and adversely affected.

The Company will need to raise additional funds by equity, debt, or convertible debt financings, to support its growth, and those funds may be unavailable on acceptable terms, or at all. As a result, the Company may be unable to meet its future capital needs, which may limit its ability to grow and jeopardize its ability to continue its business.

The Company will need to raise additional capital to fund operations in the future or finance future acquisitions. If the Company seeks to raise additional capital in order to meet various objectives, including funding operations, increasing production capacity, developing existing or future technologies and solutions, increasing working capital, acquiring new customers, expanding geographically, and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all and such issuances may be dilutive to Company shareholders. Lack of sufficient capital resources could significantly limit the Company’s ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute stock ownership. Further, the terms of the New Debt Program and the OIC Financing restrict the Company’s ability to raise further new debt, other than certain indebtedness permitted under the terms of the New Debt Program and the OIC Financing, and the terms of the OIC Financing require the consent of the holders of the OIC Warrants to the raising of equity capital in certain circumstances. If adequate additional funds are not available, this may adversely impact the Company’s cash position and the Company may be required to delay, reduce the scope of, or delay or eliminate material parts of its business strategy, including increasing production capacity, engaging potential new customers or the development or advancement of new or existing technologies or solutions and geographic expansion; and our business, prospects, financial condition, results of operation and ability to operate may be materially and adversely affected.

Broad market and industry factors may materially harm the market price of the Company’s securities irrespective of its operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of the Company’s securities may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to the Company could depress the Company’s stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of the Company’s securities could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Any inability to raise funds when required, or on favorable terms, may have a material adverse effect on the Company’s continued development and growth, financial condition, and ability to operate.

Risks Related to the Company’s Operations

The Company’s customer contracts contain no take or pay provisions or other minimum purchase requirements and its customers may not order wheels as expected.

The Company’s growth is predicated on various assumptions relating to demand for its wheels. Demand for Carbon Revolution’s wheels may be lower than anticipated because Carbon Revolution’s current original equipment vehicle manufacturer (“OEM”) supply contracts, which are typical of the industry, are not take-or-pay contracts, therefore customers are not committed to purchase a minimum number of wheels, and therefore, there is no guarantee that Carbon Revolution will secure the sales volume it anticipates from its existing customer contracts. There is also no guarantee that the Company’s projected revenue from awarded programs (referred to as “Backlog”) will eventuate at the levels expected.

Orders made by OEM customers under those agreements may be lower than forecast by the Company for reasons outside the Company’s control, including if demand for the OEM’s vehicle on which the Company’s wheels are included is lower than expected or, where the Company’s wheels are an option on the relevant vehicle, customers elect to purchase the option less frequently than anticipated (thus the “take rate” being lower than anticipated).

Lower than anticipated revenue from customer programs may also impact the Company’s ability to secure anticipated margin improvements through labor and materials cost reductions that are anticipated to be derived from scale.

A lower volume of orders for wheels than expected may impact the Company’s ability to generate revenue and may therefore impact its financial performance and prospects. Lower and/or delayed orders for wheels will also delay the expected benefits to be derived from manufacturing scale, including lower production costs per unit, which would adversely impact the Company’s financial performance and prospects.

Even if, over the life of a program, a customer does order as many wheels as projected by the Company for the life of the program, the customer’s ordering patterns may fluctuate and the orders for a particular period during the program life may be lower than expected. Such fluctuations resulting in lower than expected orders have occurred in the past.

Wheel programs may not be awarded or may not be awarded in the expected timeframe or for the expected volumes. The Company’s view of expected volumes may not be achieved or may not be achieved within expected timeframes.

The Company is in discussions with a range of OEMs about new wheel programs and has entered into detailed design and engineering agreements with some of them. However, OEMs may not continue discussions, the design and engineering agreements may not result in a formal program award, formal programs may be awarded later than expected, or vehicles in relation to which programs have been awarded may enter production later than expected.

This may be triggered by a variety of reasons such as supply chain or production difficulties of the OEM customer unrelated to the Company, the failure of the Company and the customer to agree on terms (particularly design and pricing for the relevant design) during the design and engineering phase or the agreement occurs later than expected, failure of a wheel to pass validation requirements in the design and engineering phase, or the OEM customer otherwise deciding not to proceed, or to proceed later than expected, with the vehicle launch, or not awarding the Company the wheel program. The financial projections do not factor in any general contingency to allow for changes in the OEM Production schedules (e.g., to reflect supply chain disruption, as has been observed over the past few years).

The risk that OEMs do not continue discussions or that the design and engineering agreements do not result in a formal program award or result in an award later than expected may result in losing or delaying the opportunity to sell wheels or in later or lower sales than forecasted.

Revenue from awarded programs may be lower than expected due to many factors including the demand for the relevant vehicle being lower than expected, and/or demand for the carbon fiber wheels being lower than expected (thus the “take rate” being lower than expected).

Two engineering programs commenced by the Company have not resulted in a formal award. In one instance, this was a result of the relevant OEM deciding not to proceed with production of the relevant vehicle. There have also been instances of programs being awarded later than expected, or the OEM delaying the launch of the vehicle later than expected, resulting in delays to the start of production and sale of Company wheel programs.

Any failure or delay to convert the pipeline of potential customers into additional contracts, delays to commencement of production, or lower than expected sales volumes from awarded programs, may result in the Company failing to meet its growth targets, which will adversely impact the Company’s ability to generate revenue. Failure to generate sufficient revenue will have a material adverse impact on the Company’s long-term financial performance and prospects. Failure or delay to convert the pipeline of potential customers into additional contracts will also delay the expected benefits to be derived from manufacturing scale, including lower production costs per unit, which would adversely impact the Company’s financial performance and prospects.

Wheel programs may commence later than expected due to the design development and engineering phase taking longer than expected.

The commencement of wheel programs may be delayed due to various reasons. The Company may have limited resources in the design and development teams working on multiple programs in the engineering phase at the same time and accordingly, the teams may not be able to meet the program deadlines as a result of delays in the wheel design process or engineering challenges. Also, reaching agreements with customers on aesthetic exterior design may take longer than expected. In addition, prototypes may fail in testing during validation resulting in required rework. Such delays have occurred in the past.

Delays in design and engineering may result in programs coming online later than expected and, therefore, production and sales commencing later than expected. In such a circumstance, the Company’s ability to generate revenue and profit may be adversely impacted. Delays in design and engineering will also delay the expected benefits to be derived from manufacturing scale, including lower production costs per unit, which would adversely impact the Company’s financial performance and prospects.

Also, any delay in development or production of wheel programs or a lower wheel production volume than expected and agreed with the customer may result in damages claims of customers because of the Company not meeting contractual obligations or may adversely affect the Company’s reputation, profitability and ability to generate revenue and therefore, in turn, impact the Company’s financial performance and prospects.

The margin received by the Company for its wheels may be lower than expected. Similarly, the Company may not recover engineering and development or tooling costs from its customers to the extent expected.

The price the Company quotes for a wheel depends on certain forecasts and assumptions regarding development costs, raw material costs, manufacturing costs, and desired margin. The Company has experienced and may in future experience higher costs per wheel than anticipated for various reasons such as:

•
manual labor hours required to produce wheels being higher than anticipated, higher materials or supply chain costs than anticipated, wheel programs may experience delays in development or production, or wheel production volume increases may not be as expected or may not materialize;

•	the Company may not be able to achieve its manufacturing quality, volume and cost targets (including targets relating to reduction in labor cost per wheel and materials cost per wheel);

•
the Company may not be able to increase its capacity to service customer demand or the cost to increase capacity may be more than expected, or it may otherwise be unable to execute its industrialization plans, including the Mega-line project, as planned;

•	the Company may be exposed to volatility in demand, resulting in disruption to the Company’s operations and supply chain and increased costs;

•
the Company may be manufacturing lower volumes than expected when production for the relevant wheel commences which would result in the benefits of scale being lower than expected, and the costs per wheel being higher than expected;

•
the Company may not have the flexibility to adjust its raw material supply orders on short notice based on the fluctuations in its customer’s orders, which may adversely affect the Company’s profitability, cash flow and operations; or

•	the Company’s equipment not performing to the level expected, or product quality not being to the level expected.

As a result, the Company’s development costs, materials costs, labor costs or other overheads may be higher than expected or the Company may experience more or worse quality issues than expected.

The Company has in the past incurred and may incur greater engineering, development or tooling costs in relation to a program than it expected when quoting. This may arise as a result of higher than expected inflation, changes in customer specifications or designs during the design and engineering phase, or wheel design or engineering challenges that were not anticipated when quoting. Due to the industry standard contracts with favorable terms for the Company’s customers, the Company may not be able to pass on all incurred costs for engineering, development or tooling or an increase of such costs to its customers.

The inability to pass on such costs to its customers may materially and adversely impact the Company’s profitability, financial performance and prospects.

The Company may not be able to achieve the manufacturing quality required or expected by its customers.

Inadequate capability of the Company’s manufacturing processes and procedures to consistently produce the required quantity and quality of wheels, within the required customer timeframes, and at the expected cost levels has resulted in and may result in higher scrap rates and/or higher costs per wheel than expected, or shipping wheels late or not according to the customer’s specifications. These outcomes may result in our loss of customers or failure to obtain new wheel programs, which could have a material adverse impact on our financial performance.

Additionally, the failure to achieve the desired quality targets has resulted in and may result in higher labor costs (in processing or rectifying wheels), additional management and engineering resources and overhead (addressing and solving quality issues), reduced production output, and/or reduced margins. It may also result in a reduced ability to access a broader cross section of the wheel market due to product costs that are higher than forecasted.

Shipping wheels late has resulted in and could result in the Company being required to incur air freight costs and/or pay costs or damages to its customers. Shipping wheels not according to specification has resulted in and could result in the Company being required to replace such wheels at its cost. Shipping wheels not according to specification could also result in the Company being required to pay costs or damages to its customers or may result in warranty issues or product recalls. This in turn could result in negative reputational damage and could adversely impact the Company’s ability to secure new programs or retain customers, which would have an adverse impact on its ability to generate revenues.

Failure to introduce new customer wheel programs into production at the expected quality levels may also result in higher costs and lower margins, which may adversely impact the Company’s financial performance and prospects.

The Company may not be able to execute its plans to increase its capacity to the extent expected within the timeframes as expected and/or at the expected cost.

The Company is not yet profitable and requires further scale, and a reduction in labor costs per wheel, in order to become profitable and to then grow profitability. The Company intends to further automate and industrialize its operations to achieve a substantial increase of its wheel production volumes and a material reduction in its unit costs of production. The Company also intends to further grow its wheel sales.

As such, the Company’s ability to achieve these objectives is dependent, to a significant degree, on the success of its industrialization plans, including the first Mega-line, which is expected to deliver improvements in production scale and economics that will enable the Company to deliver large volume programs to a broader cross-section of the market. The process may take longer or cost more than anticipated, or unforeseen issues may arise during the engineering or commissioning process for new equipment, as has occurred in some instances in the past. Also, the capital cost of expanding operations may be higher than anticipated, resulting in a lower return on investment than expected. The industrialization plans, including the Mega-line, may not achieve the outcomes anticipated such as delivering the expected capacity increases, including but not limited to reduced cycle times, reduced labor hours per wheel, volumes, or other production efficiencies or cost reduction benefits.

If the Company cannot automate and scale its manufacturing process to the extent anticipated, it may have a material adverse impact on the Company’s financial performance and competitive position.

New and larger volume OEM wheel programs, which the Company plans to commence production on the Mega-line, may experience delays or cost overruns if there are delays in completing the Mega-line, the Mega-line does not perform to expectations or other challenges arise in relation to the installation and commissioning of major equipment projects. This may result in lower revenue or margins than expected, or contractual claims (by customers for non-shipment or late shipment of wheels) against the Company.

The Company may not have the internal resources or capability or be able to employ or engage the appropriate capability, required in order to successfully build, install and commission new production assets or fully utilize the expected benefits of those assets once commissioned and in production.

A delay in the expansion of capacity may lead to the Company foregoing new programs and, therefore, not earning expected revenue and potentially losing market share, and may also result in the Company becoming profitable and cash flow positive later than expected and thus continuing to rely on other sources of capital for longer than expected.

The Mega-line project may impact production on existing customer programs, which may result in reduced revenue and damage to customer relationships and contractual claims against the Company which may have a material adverse impact on the Company’s financial performance and competitive position.

If the Mega-line project does not deliver expected volumes, production efficiencies or cost reduction benefits, future production lines built by the Company may also not deliver the expected volumes, production efficiencies or cost reduction benefits, or may cost more or take longer to implement, as a result.

Due to industry standard contractual provisions which are favorable to the Company’s customers, the Company may be exposed to volatility in demand and changes to customer forecasts on short notice, resulting in disruption to the Company’s operations and supply chain and increased costs and lower margins. The Company may not be able to adjust its raw material supply orders on short notice to meet such demand, which may adversely affect the Company’s profitability, cash flow and operations.

Under the Company’s current OEM supply contracts, which are typical of the industry, customers place firm orders with only limited lead times. While these orders are legally binding, volume predictions or forecasts provided by the customer are non-binding forecasts that the customer can materially change any time.

Given that in many cases the Company’s arrangements with its suppliers require significantly longer lead times, the Company typically places orders for raw materials with its suppliers prior to having firm orders for its customers. To be prepared for delivering in accordance with the customer’s forecast, the Company may also have already invested in labor and equipment without being able to adjust the investment if the customer orders less or more than forecasted on a short notice. In situations where the OEM customer orders less than forecast, the Company may also incur additional storage costs for unused raw materials and the shelf life of the raw materials may expire, leading to the risk of such raw materials no longer being qualified to be used in production, which in turn may impact the Company’s costs and operations. In this situation the Company may also have underutilized labor. A reduction in the ordering volume may also impact the Company’s ability to meet its revenue forecasts.

Conversely, the customer may significantly increase the volume in its binding orders compared to the forecast and that may lead to the Company being required to invest in additional labor or raw materials on short notice at higher costs, or otherwise be limited in its ability to fulfill orders in full or on time.

Customers have in the past and may provide materially higher or lower orders than expected, and both scenarios may result in higher costs per wheel and cost inefficiencies, that can only be recovered from the customer to a very limited extent. That in turn may have a material adverse impact on the Company’s financial performance and prospects.

The Company is exposed to claims against it by its customers for late delivery or delivery of products which do not meet desired specification. However, the Company does not have the same ability to make claims against all of its raw materials suppliers for late delivery or delivery of materials which do not meet our specification.

Under the Company’s contracts with its customers, the Company’s customers have in the past and may raise claims towards the Company for late delivery or delivery of wheels that do not meet the relevant specification. Some of the Company’s contracts with its suppliers contain terms that make it difficult for the Company to enforce delivery on time or compliance with the relevant quality requirements (including the specification), and/or limit the Company’s ability to recover from its suppliers in circumstances where the supplier has failed to deliver on time or in accordance with specification. A claim by a customer for which the Company has no or limited recourse may impact the Company’s profitability and could have a material adverse effect on the Company’s financial performance and prospects.

The Company is exposed to price increases from suppliers and may not be able to pass those increases on to customers in full or at all.

Under some of the Company’s current arrangements with suppliers, such suppliers have in the past and may increase their prices for raw materials based on an increase of prices of the supplier’s raw materials, labor costs, shipping and storage costs, government and legal regulations, energy costs, and/or other economic related factors. While some contracts require certain increased thresholds to be met first before any price increase can be claimed and evidence for the price increase factors to be given by the supplier (or the increase is index bound), the Company is exposed to price increases from its suppliers.

On the other hand, given the industry standard contractual provisions which are favorable to the Company’s customers, many of the Company’s current OEM contracts include fixed prices and give the Company only limited rights to adapt the price. If consequently, the Company cannot pass on price increases of its suppliers to its customers, the Company’s profitability may be impacted, which, in turn, may adversely affect the Company’s financial performance and prospects.

Because the Company’s wheel designs go through a validation process with customers, the Company may lack flexibility in sourcing validated materials from multiple suppliers, and therefore may be more exposed to price increases and supply shortages, than would otherwise be the case if it had flexibility to source from multiple suppliers (and swapping a validated material for an altered or different material may require some form of revalidation (partial or full)).

Some of the materials used by the Company in its manufacturing processes are highly technical and only capable of being supplied from a small number of suppliers. Certain suppliers may not be readily replaceable, either due to their strategic importance and/or because the Company’s wheels are subject to rigorous validation tests undertaken by OEMs, and changing the supplier of a material may require re-validation of wheels which comes with inherent challenges. On its wheel programs, the Company typically only has single suppliers validated for key material inputs such as resin and carbon fiber.

Due to the limited number of available suppliers for such materials and lesser competition compared to a multi-sourcing landscape, the Company has greater exposure to price increases from those suppliers than would be the case where multiple suppliers are readily available, and has in the past and may in the future be exposed to price increases from such suppliers with no guarantee that it can pass those additional costs on to its customers.

In the event of a supplier failure or supply issues, for example where a supplier of OEM validated material components were to suffer a shortage in its own supply chain, force majeure, cease trading, or otherwise reduce business with the Company for any reason, the Company may incur increased costs to secure alternative sources of supply, the Company’s production commitments to OEMs may not be fulfilled (on time or at all), or the Company may be required to re-validate a wheel, which may involve delays in shipments to customers, increased costs (costs incurred in the validation process) or increased materials costs.

These risks in turn may have a material adverse impact on the Company’s operating and financial performance and its financial prospects.

The Company’s relationships with suppliers and technical partners may deteriorate or there may be other issues with goods, services or equipment received from suppliers.

The Company’s operations are dependent on the timely supply of raw materials, consumables, equipment and services that comply with the required specifications.

The Company anticipates that the price it pays for key raw material inputs for production of its wheels will decrease as its wheel volumes (and consequently raw material orders) increase. It also intends to pass risk onto its suppliers should they fail to supply the Company as required. However, there is no guarantee that the Company will be able to negotiate the favorable outcomes with suppliers that it intends.

If there are shortages in materials, delays in receiving materials or parts from its suppliers, or if materials, consumables or equipment are outside the required specification, this has in the past and may impact the Company’s ability to manufacture wheels that may in turn result in the Company failing to supply its OEM customers in full on time or at all or with products which meet the required specification. As a result, the Company may have to respond to damages claims, may lose anticipated sales, or new programs, and may suffer reputational damage. the Company may have limited or no recourse for any liability that it incurs in this regard.

In addition, the Company relies on technical relationships with various parties for the development, manufacturing, testing and validation of its wheels. the Company has developed a number of relationships with technology organizations and institutes that are key participants in the global advancement of carbon fiber and resin technology, including for example Deakin University, with which the Company conducts a variety of research and development activities. Deterioration of relationships with these parties may adversely impact the Company’s operations. In particular, this could result in inferior technological outcomes and additional cost and time in further developing the Company’s carbon fiber wheels.

The Company relies on suppliers of services, such as freight providers, in order to provide timely delivery of products to customers. There is a risk that delays or failure in the delivery of services by such suppliers may result in delay in delivery of the Company’s products to its customers.

Finally, the Company’s head office and manufacturing facility is located at a single premises at Deakin University’s Geelong Campus. Although this lease is a long-term lease with options to extend, in the event that this lease was terminated (for example for breach) or the Company was otherwise required to relocate, this could cause material disruption to the Company’s operations, cash flow, profitability and financial position.

The above-described risks will be amplified by macroeconomic factors, and global or local disruptions, such as COVID-19. The occurrence of any of these events may adversely impact the Company’s operations and ability to generate revenue, and in turn may impact the Company’s financial performance and position.

Loss or failure of key manufacturing infrastructure or equipment may impact the Company’s operations and lead to loss of revenue and/or increased costs.

The Company’s wheel manufacturing process is complex and contains numerous distinct processes, many of which utilize specialized and bespoke equipment that is not readily replaceable. In addition, the Company intends to increase the size and complexity of its manufacturing facilities in connection with its industrialization. Currently, the Company has only one manufacturing facility and the loss or failure of this facility would have a material adverse impact on the Company’s financial performance and position.

Equipment necessary for the production of the Company’s wheels has in the past and may in the future break down, perform poorly, fail or be impacted by events within or outside of the Company’s control, respectively resulting in production delays, increased production costs or inability to meet vehicle program volume requirements. Such loss, failure or breakdown of key infrastructure or equipment has in the past and may in the future cause significant and/or sustained disruption or interruption to the Company’s manufacturing process. Such disruption or interruption may adversely impact the Company’s production capacity within a short period of time and the ability to meet customer on-time delivery requirements. Some equipment suppliers are based outside of Australia, and the rectification of equipment has in the past and may in the future be delayed or face additional challenges if travel restrictions (such as those in place as a result of COVID-19) prevent supplier personnel from visiting the Company’s manufacturing facility.

Shipping wheels late or failing to ship wheels could result in the Company losing revenue and being required to pay air freight costs and/or costs or damages to its customers, or result in negative customer perception about the Company’s ability to meet its supply obligations under its supply contracts. This in turn could damage relationships with customers and adversely impact the Company’s ability to secure new programs with existing and new customers, reducing the Company’s sales and profitability, which would have a material adverse impact on the Company’s financial performance and position.

Due to the bespoke nature of much of the Company’s manufacturing equipment, the business may potentially have a higher risk as compared to off-the-shelf equipment, that new commissioning of such equipment is delayed and/or the equipment supplier claims additional costs for modifications during the commissioning phase, that the equipment does not perform to the level expected or meet the process requirements or that the equipment breaks down or requires repair or refurbishment.

The Company’s manufacturing equipment consists partly of off-the-shelf equipment (with or without modifications) and partly of bespoke equipment that is specifically designed and manufactured for the Company’s needs.

Due to the innovative character of the bespoke equipment and limited experience and empirical data available to the supplier and to the Company, there is a higher risk, compared to off-the-shelf equipment, that the equipment does not meet the required functionality. Therefore, the Company has experienced and may experience delays in commissioning, and other equipment challenges, which may delay and interrupt the production process and/or adversely impact the operations of the Company.

Challenges and delays in commissioning of new equipment have resulted in and may result in the Company shipping wheels late or not at all and being required to incur air freight costs and/or pay costs or damages to its customers.

There is also a higher risk that due to the limited experience and empirical data, the required functionality cannot be determined in advance in detail. As a result, the Company has been required to and may be required to make modifications after commissioning to meet the Company’s needs. This in turn may result in increased costs of purchasing equipment than anticipated.

There is also a higher risk with bespoke equipment that it breaks down and/or requires repair or refurbishment, resulting in equipment down time and potentially reducing production capacity and the Company’s ability to fulfill customer orders in full on time. Such repair and refurbishment may cost more than expected and/or take longer than expected.

These risks may also result in the Company not being able to increase its capacity as quickly as planned or incurring greater than expected capital expenditure in order to meet capacity in a timely manner. The risks may also result in equipment not performing to expectations such that production quality is lower than expected or the expected reduction in manual labor per wheel is not as great as expected.

Such consequences may impact the Company’s cash flow and profitability and thereby the Company’s financial performance and prospects.

As a manufacturer of a highly complex and innovative product (which is continuing to evolve), and which requires bespoke equipment to be designed and produced for numerous steps of the production process, the Company is subject to inherent risks in the development and use of new technology, including equipment not performing to the level expected, product quality not being to the level desired, and manual labor required to finish wheels being greater than expected.

The implementation of new technology, product innovations or manufacturing processes may be challenging and involve risks inherent in the development and use of new technology.

The Company’s strategy involves the manufacture of one-piece carbon fiber wheels at scale. This involves complex technology and processes which have not been used before at scale, and foreseen and unforeseen challenges arise as a result. Such challenges have in the past and may in the future result in unexpected costs (in operating expenditure, cost of goods or capital expenditure), production delays, and exhaustion of management and engineering resources.

Failure to properly implement new technology, product innovations or manufacturing processes may result in the Company’s product failing during trials, failing to gain customer approval or being difficult and more costly to profitably commercialize.

The above risks have resulted in and may result in higher scrap rates and quality issues than anticipated after customer validation and commencement of production, which may lead to higher than expected production costs, additional expenditures on new production equipment or upgrades to existing production equipment, lower output, greater use of management and engineering resources, and other costs, and/or delays in deliveries to customers, which could result in the Company being required to pay costs or damages to its customers.

Failing to deliver to customer program deliverables may also result in reduced sales and negative customer perception about the Company’s ability to meet its supply obligations under its supply contracts. This in turn could adversely impact the Company’s ability to secure new programs, which could have an adverse impact on its ability to generate revenues which would adversely affect its operations, financial performance and position.

New wheel designs for new customers or other changes to product and process may take longer to achieve customer validation than expected, may be more difficult to manufacture than expected, may cost more to manufacture than expected, or may result in more quality issues than expected resulting in lower returns than anticipated.

The Company supplies its wheels to a variety of OEMs, and in order to respond to their requests for unique and innovative designs, particularly for high end performance and premium vehicles, the Company creates and manufactures a unique wheel design for each individual program. The Company also aims to implement improvements to its products, new production processes and other innovations.

Due to the challenges that are also inherent with the development and implementation of new technology, as outlined above, changes to products and processes have taken longer and may take longer than expected to achieve customer validation, unforeseen challenges have and may arise in manufacturing the modified product, manufacturing costs have been and may be higher than expected, and more quality issues than expected have arisen and may arise resulting in less efficient production, higher scrap rates or costs per wheel than expected and thereby the Company losing the opportunity to realize all of the expected benefits of any changes. There is a risk that the price per wheel originally quoted by the Company to its customers does not account for and cover these unexpected developments and its cost increases, and does not result in a margin that delivers the expected level of profitability or profitability at all. Consequently, the Company may have to renegotiate prices and runs the risk that the customer rejects or does not adequately respond to this renegotiation request, which would have an adverse impact on the Company’s profitability.

The above risks may also have the effect that the Company’s customers lose the confidence in the Company’s ability to successfully implement modified products or processes. This may result in lower financial returns than anticipated and may negatively impact the Company’s financial performance and prospects.

Failure to have systems and processes in place, or failure to adhere to such systems and processes, that ensure robust compliance with contractual requirements, product specifications, and quality systems, resulting in increased cost, scrap or quality issues, or shipping of wheels not according to specification.

The Company has developed procedures and workflows, and contract and risk management documentation, contract templates and forms, to identify, monitor and manage contractual obligations, quality and risks, and it continues to refine such documents and processes as it conducts its business.

However, these documents and procedures may not be fully adequate, sufficient or effective in mitigating the Company’s risk exposure relating to contractual obligations and quality requirements, in particular as the Company is using complex technology that it constantly develops further. For example, the Company may fail to detect a batch of material supplied by one of the Company’s suppliers failing to comply with applicable specifications.

Moreover, the Company is subject to the risks of errors and misconduct, including by its officers, employees and independent contractors, including non-compliance with policies and processes. These risks are difficult to detect and prevent or avoid and could result in damages claims of the Company’s customers due to late supply or supply of wheels that do not comply with the specifications, and may harm the Company’s business, operations or profitability.

A lack of proper processes or non-compliance with established processes can also lead to a loss of the Company’s contractual rights due to failure to comply with required notification periods or otherwise forfeiting rights, that may in turn adversely affect the Company’s operations and profitability.

Although the Company seeks to maintain insurance and uses other traditional risk mitigation tools, such as third-party indemnification, where appropriate and feasible, to manage certain exposures, they are subject to terms such as deductibles, coinsurance, limits and exclusions, as well as risk of counterparty denial of coverage, default or insolvency. If the Company’s policies and procedures do not adequately protect it from exposure and the Company’s exposure is not adequately covered by insurance or other risk-mitigating tools, the Company may incur losses that would adversely affect its cash flows, financial performance and position.

Customer return and warranty claims may be higher than expected.

The Company has experienced and may experience claims from its OEM customers that wheels which have been delivered do not conform to specification. If wheels have been delivered that do not conform to specification, the OEM customer will return the wheels at the Company’s cost and the Company will be required to provide replacement wheels at its cost to the OEM customer. This may impact the Company’s reputation, financial performance and prospects.

The Company or its OEM customers have experienced and may experience warranty claims from end consumers in relation to the Company’s wheels which they have purchased on a vehicle supplied by an OEM. Such claims may arise if the wheel suffers damage, has a fault or does not perform as expected. In such cases, the Company may be required to expend significant time and resources investigating such claims, even if the relevant wheels were found to have been supplied in accordance with specification and if there is no basis for a warranty claim. If there is a basis for a warranty claim, the Company will be required to provide replacement wheels at its cost. This may impact the Company’s reputation, financial performance and prospects. In the event of more serious warranty issues or warranty issues that represent a product safety issue, a product recall may be necessary.

The Company has been informed that a limited number of wheels (less than 50) supplied on two of the Company’s earliest wheel programs have encountered slow air leaks in the rim and have been returned by the end consumer. No recall or field service action has been instigated, but the Company has received some warranty claims from the OEM customer. The issue is not a safety issue. The Company is investigating the root cause of the issue with its customer. A portion of the wheels which have been returned have been replaced, and the OEM customer has deducted the cost of the replacement wheels from amounts otherwise owing to the Company. The Company is investigating short and longer-term countermeasures, including an additional coating option, which has successfully completed temperature and pressure testing on coupons. The Company cannot assure you that one or more of these countermeasures will be successfully validated. The issue may be identified in a larger number of wheels in the same or other programs over time and one or more customers may make further warranty claims or instigate a recall or field service action. If it is determined that the Company is generally responsible for the costs of the coating option or other countermeasures, further wheel replacements and/or any other associated costs, such costs may be significant, and could have a material adverse effect on the Company’s reputation, its relationship with its customers, and its financial condition and prospects. See “—The Company may suffer reputational damage or incur liability due to poor product performance or failures, product recalls or other issues with its wheels.” and “—As a supplier in the automotive industry, the Company may be exposed to severe product liability claims, including claims for bodily injury and/or death.” for more information.

The Company may suffer reputational damage or incur liability due to poor product performance or failures, product recalls or other issues with its wheels.

The Company’s brand and the reputation of its wheels are an important factor in the Company being able to continue selling wheels and growing its volumes. The Company’s reputation and brand would be adversely impacted by material negative publicity, disputes and negative customer experiences.

The Company’s reputation and its relationships with customers may be damaged as a result of negative end-user experiences due to poor product performance or product failures, adverse media coverage or other publicity (in relation to matters such as durability or impact resistance concerns, manufacturing defects, product recalls, warranty issues, product liability claims or failure to meet customer expectations).

For example, the Company’s products are validated during industry standard laboratory and on-vehicle testing. Initial laboratory testing for wheels is not fully representative of operational conditions, but is used in the development process to gain confidence in the wheel design. For final validation, all of the Company’s OEM customers conduct their own on-vehicle testing which aims to be fully representative of the wheel’s integration into the vehicle system and performance under real world operational conditions. However, there is a risk that the OEM customer’s testing does not capture all conditions that their end users may expose the Company’s wheels to, or end users may misuse the Company’s wheels (for example, by using them on inappropriate vehicles or undertaking unauthorized modifications or repairs), and as a result the Company’s wheels may not function as expected which could lead to reputation and brand damage.

Product recalls can create significant costs for the Company that may not entirely be covered by the Company’s insurance. Product recalls may also lead to severe brand and reputational damage that results in reduced consumer demand for the Company’s wheels and/or to OEMs not awarding the Company any further programs. In such a case, the Company may lose market share to competitors, or the market for carbon fiber wheels may decrease.

Damage to the Company’s reputation or the reputation of its wheels may also occur where another vehicle component that interacts with or relates to the wheel (for example, the tires or brakes) malfunctions or performs poorly, and it is perceived (whether correctly or not) that this is related to the use or performance of the Company’s wheels.

Hence, damage to the Company’s reputation as a result of one or a combination of these factors may reduce the demand for the Company’s wheels, adversely impact existing relationships with key customers, suppliers, employees or government grant providers, and diminish the prospects of securing new programs with existing and new OEM customers, which in turn may adversely impact the Company’s financial performance and position.

As a supplier in the automotive industry, the Company may be exposed to severe product liability claims, including claims for bodily injury and/or death.

The Company may suffer reputational damage or incur liability due to poor product performance or failures, product recalls or other issues with its wheels. Such poor product performance or failures or other issues with its wheels may cause the Company to become exposed to the risk of product liability claims being brought against it, either by OEMs or end users of the Company’s wheels or other claimants.

Being a supplier in the automotive industry and supplying safety relevant components such as wheels brings an inherent risk of potentially severe product liability claims involving bodily injury and/or death.

Product liability claims and recalls may result in significant cost and management attention in defending and/or responding thereto. Product liability claims and recalls may require the Company to pay significant damages or an increase in insurance premiums, and it may result in reputational harm. Further, if the Company is not able to obtain sufficient product liability insurance coverage at an acceptable cost, this could prevent Company commercializing its products.

Even if we are insured for a relevant category of risk, our insurance policies may not cover all possible claims, and covered claims may be costly and have material adverse effects on the Company’s activities, business, operating results, financial position and reputation, including that coverage will not exceed any applicable coverage limit. Likewise, a failure to succeed in defending any such claims may have a materially adverse effect on the Company’s activities, business, operating results and financial performance and position.

The Company may be unable to retain and increase its workforce as required, or the cost of doing so may be higher than expected. Workforce engagement issues and industrial action may impact the Company’s operations and growth. Further, loss of or failure to replace or hire key persons may impact the Company’s operations and growth.

The successful development and envisaged growth of the Company’s business will require retaining key management personnel and employees as well as having access to the services of additional technical, manufacturing and sales staff, alongside our current staff. We may not be able to attract and retain the services of such people, particularly given the competitive and specialized nature of the automotive industry. If the Company is unable to attract, retain and motivate its staff, the Company could face losses of or disruptions in its operations or in respect of strategic relationships, key information, expertise or know-how, and unanticipated recruitment, training and onboarding costs. In addition, in connection with the New Debt Program, if our Chief Technology Officer departs and a reasonably acceptable replacement has not been appointed within 120 days, we would be in breach of a covenant under the terms of the New Debt Program.

While the Company views workforce engagement as a priority and adopts a wide variety of measures to foster a culture of engagement, the Company may still not be able to attract and retain high performing employees and key personnel. Given the current employment market situation, the Company may not be able to replace key personnel with candidates of the same experience and skills; also, key personnel could leave us and join one of our competitors .

The potential loss of know-how and the time to train new employees may create a loss of quality in certain aspects of wheel production and may also increase the safety risk for new employees and other employees who work with new employees.

The most recent Enterprise Agreement has been certified by the Fair Work Commission, operating effective from July 11, 2023 to July 4, 2025. This agreement outlines pay rates and other conditions of employment. Where this agreement is silent or does not explicitly state an entitlement or provision, the relevant entitlement or provision of the Manufacturing and Associated Industries and Occupations Award 2020 covers or the National Employment Standards applies. The outcome of any future negotiation of a new Enterprise Agreement or any changes to an applicable Industry Award from time to time may increase the overall costs of running the Company’s business and such increased costs may not be able to be passed through to customers in full or at all and may adversely impact the Company’s margins and financial performance.

If employees take industrial action, the Company could be exposed to loss to the extent the industrial action impairs the Company’s ability to meet production demand or causes disruption to the Company’s customers, if the relevant customer contracts do not include industrial action as a force majeure event or, even if they do, the Company is otherwise not able to rely on the force majeure provisions. A failure of the Company to increase and retain its workforce as required or if engagement costs are higher than expected, the Company’s growth may be limited, which may adversely affect the Company’s future financial performance and prospects.

Additionally, the Company’s ability to effectively execute its business strategy depends upon the performance and expertise of its key personnel. These employees guide the Company’s business strategy and success, as they have extensive industry experience, technical knowledge and are responsible for maintaining relationships with customers and suppliers.

Current employment market conditions are challenging and there is high demand for quality candidates in the competitive and specialized sectors in which the Company operates. Hence, there can be no assurance that the Company will be able to retain its key personnel, in particular those in critical roles, those with significant knowledge of the Company’s proprietary processes and know-how, and those who are key to maintaining customer and supplier relationships.

The Company has experienced higher than usual staff turnover in certain critical areas, particularly during 2022, and may continue to experience such turnover levels, which may cause disruptions to its business and impact its ability to achieve its strategic plans. The loss of key personnel, any delays in their replacement, high staff turnover, or industrial action may adversely affect the Company’s operations and future performance and, thereby, the Company’s financial performance and prospects.

Labor strikes in the U.S. automotive industry may have an adverse effect on the demand for the Company’s products and the financial condition of its customers.

A substantial portion of the Company’s revenues result from sales to U.S. auto manufacturers a substantial number of whose employees are members of the United Auto Workers union (“UAW”). As the date hereof, the UAW has staged industry strikes at three US OEMs (“UAW Strike”) and the UAW and auto manufacturers reached tentative settlements. If the tentative settlements are not approved, the UAW strikes or any future strikes could affect plants to which the Company’s wheels are currently sent and lead to work stoppages that could disrupt the operations at such sites, resulting in delays, reductions or cancelations of orders for the Company’s products. In addition, increased labor costs generally or as a result of approval of the tentative settlements in connection with the UAW Strike may cause U.S. auto manufacturers to implement cost-savings measures, which may include reductions or cancelations of orders for the Company’s products or efforts to renegotiate the pricing or payment arrangements or terms for such products. Any delays, reductions or cancelations of orders, the lowering of the prices that customers are willing to pay for the Company’s products, or adverse changes to payment arrangements for the Company’s products, could have a material adverse effect on the Company’s revenue, results of operations and financial condition.

Force majeure events may have an adverse effect on the demand for the Company’s products and on its supply chain and ability to manufacture according to customer demand, resulting in lower revenue and/or increased costs.

Force majeure events could impact the Company’s operations. These events include but are not limited to acts of terrorism, international conflicts, fires, floods, earthquakes, labor strikes (including UAW strikes), civil wars, natural disasters, COVID-19 or other pandemics, epidemics or health emergencies, governmental restraint (including governmental restraints due to epidemics or pandemics) or other natural or man-made events or occurrences that can have an adverse effect on the Company’s business. The Company has only a limited ability to insure against some of these risks. If a force majeure event impacts the Company’s customers, there is a risk that the demand of the customer for the Company’s wheels decreases or is delayed. If a force majeure event impacts the Company’s supply chain, the Company may incur increased costs to minimize or mitigate delays or to secure alternative sources of supply. In such a case, the Company may not, however, be successful in finding alternative sources and it may not be able to fulfill its production commitments to its customers, which could have a material adverse impact on the Company’s operating and financial performance and position and its relationships with its customers.

Risks associated with COVID-19, other pandemics, and other macroeconomic factors may impact the Company’s operations and financial performance.

The COVID-19 pandemic impacted the Company’s customers, resulting in production disruptions, shortage of components within automotive supply chains, and delays to vehicle launches. These developments impacted demand for Carbon Revolution wheels, including delays to program launch and reduction in revenues. Carbon Revolution also experienced disruptions at its own production facility (for example, due to employee absenteeism), supply chain disruption and increased supply chain and logistics costs.

There is a risk that the disruptions posed by COVID-19 and governmental responses thereto will be reinstated. There is also a risk that other global events (for example, pandemics, terrorist activity or global or localized recessions or other macroeconomic developments, or international conflicts) may also result in disruption to the automotive industry, and may result in a decline in consumer demand for OEM vehicles.

In turn, the Company’s customers may reduce or cease ordering wheels, or they may delay production plans (including as a result of supply chain shortages), which may reduce demand for carbon fiber wheels, or they may delay the launch of new programs for which the Company’s wheels are awarded. This may all adversely impact the Company’s ability to generate revenue.

International conflict or other forms of international disruptions may cause supply chain disruption or shortages and may result in price increases for material inputs for the Company’s wheels, which may result in production delays and lower margins for the Company. Additionally, the Company may be required to hold larger levels of safety stock of the materials that it uses to make wheels than it otherwise would, resulting in higher storage costs, inefficient use of working capital, and increased potential for some materials to pass their expiry date, meaning they cannot be used in production.

If the Company’s production is restricted as a result of disruption at its own production facility or as a result of supply chain shortages or delays in the future, the Company may not be able to meet production targets under customer contracts which may result in reputational damage and customer damage claims which could adversely impact the Company’s financial performance and prospects. In addition, the Company may continue to incur costs related to its obligations to pay employees or suppliers despite failing to generate revenue from customers, which would have a material adverse impact on the Company’s cash flow and financial position.

The Russian-Ukrainian and Israel-Hamas conflicts or other similar disputes may have an impact on global supply chains, materials availability, materials costs and transport and logistics costs.

The Russian-Ukrainian and Israel-Hamas conflicts or other similar conflicts may have an impact on transport and logistics costs of the Company, its suppliers or the Company’s customers. Such disruptions may increase the time and resources required to obtain critical raw materials and transmit finished product, which would have a material adverse impact on the Company’s operations, profitability and ability to generate revenue.

The Company’s business may be impacted by climate change, existing or new environmental regulations, and related risks.

The Company’s operations, suppliers, and customers may be directly or indirectly affected by climate change, extreme weather events, and other natural disasters caused by climate change.

Extreme weather events, and other natural disasters caused by climate change may directly impact the Company’s production facility, interrupting or disrupting its ability to supply wheels to customers in full on time. This may result in a loss of anticipated sales, a deterioration in relationship between the Company and its customers, and reputational damage. It may further result in damages or costs claims from customers to the extent that the Company is not able to rely on force majeure provisions in its customer contracts.

Extreme weather events, and other natural disasters caused by climate change may directly impact the Company’s suppliers’ facilities or operations, which may result in delays in materials being delivered to the Company, or increases in costs to minimize or mitigate delays or to secure alternative sources of supply. In such a case, the Company may not, however, be successful in finding alternative sources and it may not be able to fulfill its production commitments to its customers. This may result in a loss of anticipated sales, a deterioration in relationship between the Company and its customers, and reputational damage. It may further result in damages or costs claims from customers to the extent that the Company is not able to rely on force majeure provisions in its customer contracts, or to pass on such liabilities to its suppliers.

Extreme weather events, and other natural disasters caused by climate change may directly impact the Company’s customers’ production facilities or operations. If a force majeure event impacts the Company’s customers, there is a risk that the demand of the customer for the Company’s wheels decreases or is delayed.

The Company’s costs may increase as it implements initiatives in response to climate change, either voluntarily or in response to requirements imposed by customers, suppliers or regulators. Suppliers may pass on cost increases related to the impact of climate change on their own operations, and the Company may not be able to pass these cost increases on to customers via increased wheel prices. The Company’s costs may also increase as a result of increased taxes or tariffs related to climate change.

Changing regulatory requirements or customer, consumer or investor standards, and expectations in relation to climate change, sustainability and environmental matters may increase the Company’s operational and compliance costs.

The Company, its suppliers and service providers are required to comply with environmental laws and regulations. The production and transportation of the Company’s products and other inputs in the production process involve the risk of accidents, spills or contamination. Any of these occurrences could cause harm to the environment, which may lead to disruption in the Company’s operations and supply chain, regulatory sanctions and remedial costs, and reputational harm, any of which could negatively impact the Company’s operating and financial performance.

The Company may be legally required, or may face increased pressure from stakeholders, to find a recycle and re-use solution for scrap and end-of life wheels; doing so may take longer than expected, cost more than expected, or not be feasible.

The Company currently does not have a feasible recycling or re-use solution for production scrap wheels or end of life wheels. Customers, consumers, regulators, investors and other stakeholders may place pressure on the Company to find a feasible recycling or reuse solution for production scrap or end of life wheels.

As with all R&D activities, ongoing projects for finding and implementing recycle or reuse solutions for production scrap or end of life wheels may take longer or cost more than expected or not be feasible at all, and finding and implementing a recycle or reuse solution for end of life wheels may take longer or cost more than expected or not be feasible at all. If the Company does not have a recycling or reuse solution for production scrap or end of life wheels in place that meets expectations, the Company may suffer adverse publicity or reputational damage, demand for the Company’s wheels may decrease or projected increase in demand may not materialize, and the pool of investors willing to invest in the Company may decrease. Any of the forgoing impacts may adversely affect the Company’s financial performance and the price of its securities.

The Company may be unable to meet government, stock exchange, investor, customer or consumer standards, requirements and expectations, particularly in relation to environmental, social and governance matters, or may incur substantial costs in doing so.

Demand for the Company’s products may be impacted by its ability to meet any applicable government, investor, stock exchange customer and consumer standards, requirements and expectations.

In particular, the Company’s customers are increasingly concerned with environmental, social and governance (“ESG”) matters. For example, some OEMs require completion and passing of a sustainability survey as a hurdle in the quoting process. If the Company does not meet consumer or customer ESG expectations, demand for its products may not grow as expected, or may decline.

If the Company does not meet applicable government or stock exchange ESG requirements, the Company’s reputation may be adversely impacted and it may incur fines and penalties. If the Company does not meet investor ESG expectations, the pool of investors willing to invest in the Company may decrease which may adversely impact the trading price and volume of the Company’s securities and the Company’s prospects.

Workplace incidents or accidents may occur that may damage the Company’s reputation and/or expose the Company to claims and litigation, increased insurance premiums or otherwise adversely impact operations.

The manufacturing of the Company’s wheels involves certain labor-intensive processes, exposure to hazardous chemicals (such as paints) and the use of complex machinery and equipment. There is also a high incidence of new production equipment being commissioned which may increase the risk of workplace incidents or accidents occurring during the commissioning and training phase. In addition, the Mega-line is a construction project involving the installation and use of new equipment and processes in day-to-day production operations. These activities, particularly during the commissioning and training phase, may carry a greater risk to health and safety compared to standard production operations using existing equipment. Workplace injuries have occurred at the Company’s production facility from time to time.

Incidents or accidents may occur at the Company’s facility that may result in serious injury or death to employees, contractors or other third parties, or damage to property.

Employees of the Company or other persons may also suffer injuries from engaging in research and development, and product testing activities, which can involve driving vehicles fitted with the Company’s wheels at various speeds and in various conditions.

In addition to the above, employees or other personnel may have mental health issues which may be caused by or exacerbated at the workplace or may affect work performance. Further there is a risk that behaviors or work practices take place at the Company, that could result in a psychological safety issue for employees or other personnel. There is a risk that these matters are not identified by management or not brought to management’s attention or are not addressed appropriately.

The occurrence of any workplace incident may result in a fine imposed by a regulatory authority, an interruption of manufacturing operations, a worker’s compensation claim, a work health and safety claim or a damages claim against the Company. Such claims or events may not be covered by the Company’s insurance or may exceed the Company’s insured limits, and may also adversely impact the Company’s business and reputation and, thereby, its ability to win new programs. Safety incidents and near misses can also result in delays to project timetables and may adversely impact the Company’s operations and profitability.

The Company manufactures and supplies a complex product incorporating many technologies, components and materials. If a court upheld a third-party intellectual property infringement claim against the Company, the Company may be subject to adverse court rulings or orders, including in relation to injunctions, declarations and/or the payment of damages.

Carbon Revolution is the recognized leader in the lightweight automotive carbon fiber wheel sector and it has invested significantly in the development of its technologies over the past 15 years. The Company holds an extensive intellectual property portfolio, including patents and advanced composite wheel process know-how/trade secrets. The Company is aware of certain third-party intellectual property rights that do or may overlap with the Company’s processes and technologies and/or wheels. In particular, the Company is aware of certain patents in relation to technologies used in carbon fiber wheels that are owned by competitors/industry participants in countries into which the Company supplies its carbon fiber wheels (one patent is being challenged by the Company) and there is a risk that these competitors/industry participants may allege the Company or its products or processes infringe or could infringe these patents. The Company may also be using third party intellectual property rights under the mistaken belief that it is licensed to use the rights in the way that it is using them.

It is possible that a third-party could bring a claim against the Company or one or more of its customers alleging that the Company or the relevant customer(s) are infringing the third party’s rights, including by manufacturing, supplying, exporting or selling the Company’s wheels (or vehicles featuring such wheels) in one or more jurisdictions around the world.

The Company may incur substantial costs to defend any such claims. The Company may seek to reach a commercial resolution to any such claims, which may involve the Company incurring substantial costs, including the payment of licensing or royalty fees. The Company may not be able to successfully defend any such claim and/or may be unable to reach a satisfactory commercial resolution. The Company may, if necessary and feasible, seek to implement a change(s) to its wheels or processes to avoid any actual or potential infringement, of a third party’s intellectual property rights. This would cause the Company to incur additional and significant costs, and could require the Company to delay or suspend production of wheels while it seeks to implement the change(s). Any such change(s) may not be successfully implemented or validated and/or the relevant third party could allege that the modified wheels or processes still infringe its rights. Any delay in or suspension of production of any wheels could place the Company in breach of its contractual commitments to its customers and, thereby, have a material adverse effect on the Company’s operations and prospects.

If a third party brought an infringement claim against the Company, there is a risk that the third party may seek an interlocutory (temporary) injunction preventing the Company from manufacturing or supplying, for example, wheels with any allegedly infringing feature(s) in the particular jurisdiction(s) in which the third party has intellectual property rights which it is seeking to enforce against the Company while the relevant infringement claim(s) are pending. If any such motion is granted or court order entered, it may have a material adverse impact on the Company’s operations and prospects.

If the Company is unable to successfully defend against such claims or proceedings or reach a commercial resolution or other solution to avoid any material impact of such claims or proceedings, the Company may be liable to the third party for damages, including compensatory, statutory, additional, punitive, lost profits or enhanced damages and/or an account of profits, and the Company may be restrained by a final (permanent) injunction, for example, from manufacturing and supplying wheels with the relevant infringing feature(s) in the jurisdiction(s) in which the third party establishes any such infringement claim(s).

In addition, the Company may be liable to its customers for breach of contract/warranty and/or under any indemnity given by the Company to its customers in relation to third-party intellectual property claims. This could have a negative impact on the Company’s relationships with its customers and its customers’ trust and confidence in the Company and its products. All of these matters could have an adverse effect on the Company’s financial performance, profitability and prospects.

There are geographical and other limitations to the Company’s patent and trademark portfolio, including because it is not economically feasible to register all such intellectual property in all jurisdictions around the world.

The Company generally prefers to seek patent protection for certain key product-related technologies. Patents are country-specific. A patent application must be filed in each jurisdiction in which patent protection is desired and each patent application will go through a separate process of examination and prosecution in each country or region (in the case of Europe). Additionally, third parties can challenge a patent application or granted patent (depending on the jurisdiction) by a process known as an “opposition”. Oppositions are normally defended by the patent applicant or registered owner (as applicable). Patents give rise to a range of significant costs (particularly when protection is sought and maintained in multiple jurisdictions), including patent attorney professional fees for drafting, advising on and filing patent applications, prosecuting such applications (including responding to patent office objections) and defending oppositions, as well as government/official fees that are charged at various stages, including for filing new applications and registering and renewing patent applications or granted patents (patents must generally be renewed throughout the duration of their term to remain registered and enforceable) As a result, for reasons including costs management purposes, the Company only seeks patent protection in the jurisdictions that it considers are key manufacturing or sales markets, including, generally, the U.S., China, Japan, Germany, France, the UK and Italy.

There is a risk that the Company’s patented technologies will be used and exploited by third parties in jurisdictions in which the Company does not have any enforceable rights in relation to those technologies, with the result being that the Company is unable to prevent the third parties from using or exploiting the technologies in those jurisdictions. The Company may not have patent protection in every country which is or becomes a market for carbon fiber wheels. This may mean that the Company’s competitive advantage is reduced in the countries where the Company does not have broad patent protection. This may mean that demand for the Company’s wheels may be lower in those countries, as a result of competitor activities, which might adversely affect the Company’s financial position and growth prospects.

The scope of protection provided by the Company’s patents within the same patent family can differ between different jurisdictions. This may arise where the Company is required to amend the claims in its pending applications in one or more countries in order to overcome patent office objections that are not raised by the patent offices in other countries. If such amendments are required in certain countries, the scope of protection provided by any patents ultimately granted in those countries may be narrower, and it may be more difficult for the Company to prevent competitors broadly adopting the relevant technology in those countries. This may have a material adverse effect on the Company’s ability to maintain its competitive advantage in any such countries which may have a material adverse effect on the Company’s financial performance and prospects.

The ability to seek trademark protection via registration of trademarks is also country specific. The Company has obtained trademark registrations for certain key trademarks in a limited number of countries. There is a risk that third parties may seek to use trademarks or register trademarks that are the same or similar to the Company’s trademarks in countries where the Company has not obtained trademark registrations, which could lead to the Company’s brand, reputation, goodwill, lost profits or products being confused with those of the third party, which may result in a deterioration in the Company’s brand and/or reputation, and/or goodwill, and/or lost profits, and/or a loss of revenue and/or this may prevent the Company from using such trademarks in those countries and/or require the Company to take costly legal action in such countries to seek to recover or secure any required rights. There is a risk that even in countries where the Company has obtained trademark registrations that certain third party actions could lead to similar outcomes. The Company may need to incur further expenditure to expand its trademark portfolio to include additional specific trademarks and /or to seek registration in other countries. The Company may also need to incur further expenditure to prevent third parties from infringing its trademarks, or in responding to third party actions which lead to the Company’s brand or products being confused with those of the third party. If the Company takes any such actions, it may not be successful. Additionally, the Company may be unable to enforce its unregistered trademarks in countries in which it does not have a sufficient reputation in the trademarks including where the marks are found to be too descriptive and not distinctive of the Company. A potential infringer may seek to make the same or similar arguments in defending any infringement claim relating to the Company’s registered trademarks in any relevant countries.

The Company’s confidential wheel process know-how and trade secrets have been developed over many years, and any unauthorized access to use or disclosure of relevant materials and information could materially and adversely impair the Company’s prospects.

The Company’s carbon fiber composite wheels and manufacturing processes are technically complex. The Company has developed valuable know-how and trade secrets which protect key technologies that enable the Company to produce high quality products, effectively and efficiently.

If the Company’s confidential know-how and/or trade secrets were misappropriated or accessed without the Company’s authorization, disclosed publicly or shared with its competitors, other companies could develop technologies, designs or products that effectively compete with the Company, which could reduce the Company’s sales and profitability and its competitive position.

The Company may not be able to protect, register and maintain its intellectual property rights.

The Company generally seeks to protect certain key product-related technologies with patents, and generally prefers to protect process-related technologies as trade secrets.

If the Company elects to seek patent protection, it must file patent applications in each country in which it wishes to obtain a granted patent. Until a patent has been granted in a country, the Company will not have any enforceable patent rights in the relevant country in relation to the invention that is the subject of the pending application. A patent will not necessarily be granted in each country in which the Company files an application. A patent office may refuse the Company’s application, or reduce its scope. A patent examiner may determine, for example, that the Company’s invention is not new or sufficiently inventive and the Company may not be able to persuade the examiner otherwise. Additionally, even if a patent examiner agrees that the invention is patentable and the application is accepted or granted, a third party may be able to successfully challenge the application or patent. Either way, the Company may be unable to obtain patent protection for the invention in one or more countries in which the Company seeks such protection or such protection may be more limited in scope than anticipated and may not protect all aspects of the technology described in the patent specification. Further, publication of patent applications is a normal step in the patent process. The consequence of this is that any complete application describing the details of any invention for which the Company seeks patent protection will be published (unless the application is withdrawn by the Company before that occurs, to the extent that is possible) and the information in the patent application about the invention will enter the public domain. Publication may occur even if the Company does not obtain a granted patent.

The patent application process is lengthy and costly and the Company may not have sufficient financial resources at all relevant times to fully fund pursuing comprehensive patent protection for all patentable inventions which it owns in all key jurisdictions. This may mean that the Company is unable to protect all such inventions in all or some of the jurisdictions in which it manufactures or supplies its wheels.

If a patent is not ultimately granted in a country, the Company will not be able to prevent a third party from using or exploiting the relevant published invention in that country. If the Company does not hold valid patent protection for an invention incorporated in a Company wheel and a third party is able to reverse-engineer the invention from analyzing the wheel, the Company may be unable to prevent the third party from using the relevant technology.

There is a risk that the Company may be unable to protect its process trade secrets. Existing records may not be sufficient to establish that particular trade secrets are held, controlled or owned by the Company, which may mean that the Company is unable to protect the relevant sensitive materials and/or information. Additionally, relevant sensitive information may be inadvertently or deliberately disclosed to the public (including to actual or potential competitors) without authorization (in breach of confidentiality obligations) by an employee or another recipient of the relevant information. Similarly, such individuals may disclose relevant sensitive information to a third party under the mistaken belief that a confidentiality agreement is in place with the third party, when that is not the case (including where an earlier confidentiality agreement has expired or lapsed before it was extended or renewed and/or a new confidentiality agreement has not been entered into). Similarly, sensitive information may be improperly accessed by a third party such as by a security breach, ransomware, hack or other intrusion. If a trade secret is accessed, disclosed or shared without authorization, the Company may be unable to recover and reinstate protection over the information when it becomes aware of the issue and the technology may thereby cease to be protected (to the extent the technology has been disclosed).

Where the Company has obtained patent protection for a technology, the patents the Company holds will each have a fixed lifespan, which is generally 20 years from the applicable filing date. If a patent is granted, once this period has expired, the patent will lapse and the technology will become free for any third party to use without restriction.

If the Company’s suppliers own any intellectual property which the Company has contributed to, and/or the Company is not able to register or otherwise protect any intellectual property it has created or contributed to relating to the supplier’s goods or services, and the Company does not have exclusive supply arrangements in place with the relevant supplier, subject to any applicable confidentiality obligations, the supplier may be free to supply the relevant goods or services (possibly including in such circumstances any improvements created or contributed to by the Company) to the Company’s competitors.

Registered intellectual property rights generally need to be renewed on an ongoing basis to remain registered and enforceable. If the Company missed a renewal deadline due to an administrative error or oversight, for example, and an extension of time could not be secured to renew any relevant rights, such rights could lapse and cease to be enforceable.

If the Company is unable to protect (and maintain protection over) its intellectual property, it may have a material adverse effect on the Company’s business, operating results and financial performance.

The Company’s business and prospects depend on our ability to build our brand. We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity regarding our company or products.

Our business and prospects depend on our ability to develop, maintain, and strengthen the Company’s brand and reputation. Promoting and positioning our brand will depend significantly on our ability to provide high quality wheels to our OEM customers. In addition, we expect that our ability to develop, maintain, and strengthen our brand will also depend heavily on the success of our branding efforts. To promote our brand, we need to incur increased expenses, including product demonstrations and social media promotional activities. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses the Company incurs in building and maintaining our brand and reputation. If we fail to promote and maintain our brand successfully or fail to maintain loyalty among our customers, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers and partners, or retain our existing customers and partners and our business and financial condition may be adversely affected.

Moreover, any negative publicity relating to our employees, current or future partners, our technology, products, or customers who use our products, or others associated with these parties, may also tarnish our own reputation simply by association and may reduce the value of our brand. That may occur even if the negative or adverse publicity is inaccurate, factually incorrect, false, misleading or deceptive, incomplete, unclear or otherwise lacking or without proper context, explanation, basis and/or foundation. Additionally, if safety or other incidents or defects in our wheels occur or are perceived to have occurred, whether or not such incidents or defects are our fault, we could be subject to negative or adverse publicity, which could be particularly harmful to our business given our limited operating history. Given the popularity of social media, any negative or adverse publicity about our products, whether true or not, could quickly proliferate and harm customer and community perceptions and confidence in our brand. Other businesses, including our competitors, may also be incentivized to fund negative or adverse campaigns against our company to damage our brand and reputation to further their own purposes. Future customers of our products and services may have similar sensitivities and may be subject to similar public opinion and perception risks. Damage to our brand and reputation may result in reduced demand for our products and increased risk of losing market share to our competitors. Any effort to correct, counter or otherwise address any negative or adverse campaign or other publicity including to remedy or restore any damage to our reputation or the reputation of our technology or products and the value of our brand, may be costly and it could be counterproductive (for example, it may result in the negative or adverse campaign or other publicity becoming more prominent and/or continuing for longer than it otherwise would have) or it may not be successful for other reasons. If we are unable to develop, defend and maintain a strong brand, it could have an adverse effect on our business, prospects, financial condition, and operating results.

Our ability to obtain, protect, and maintain trademark registrations in commercially important jurisdictions is subject to the same risks of government approval, third-party challenge (including for non-use), maintenance, and enforcement as we have noted for the Company’s patents. Such risks could lead to an inability or reduced ability to maintain our brand and it could have an adverse effect on our business, prospects, financial condition, and operating results.

The Company may be unable to enforce its intellectual property and may be involved in disputes regarding intellectual property or contractual obligations.

If the Company identifies that a third party may be infringing the Company’s rights, the Company may decide to notify the third party of its concerns. If the third party dismisses the Company’s concerns, refuses to provide any requested information or otherwise refuses to provide the Company with adequate assurances that address the Company’s concerns, the Company may need to take further legal action against the third party. If the Company takes such action, the Company may not be successful.

The Company may be unable to establish that the third party’s product or process infringes the Company’s rights (such as where the competitor has adopted the Company’s technology but modified it to a sufficient extent to avoid infringement) and/or a third party may be able to successfully establish that the Company is not entitled to enforce its intellectual property, either because the Company does not own, or otherwise have the right to enforce the intellectual property or because the asserted rights are invalid. Additionally, even if the Company is able to establish that its intellectual property rights have been infringed, it may not be awarded all of the remedies that it seeks.

A third party may also independently challenge the Company’s intellectual property. For example, a third party may oppose or apply to revoke/cancel a Company patent application or granted patent. If this occurred and the Company considered the challenged patent application or patent was sufficiently important and valuable, the Company would defend the opposition or claim.

A third party may also claim that it owns intellectual property which the Company claims it owns. For example, a customer or supplier may argue that under the relevant contract between the parties it is entitled to own (or jointly own) or that they have exclusive rights to use intellectual property which the Company claims as its own. If the parties were unable to reach a commercial resolution, litigation may ensue.

For example, the Company’s OEM customer contracts contain intellectual property provisions which are largely in favor of the respective OEM customers and which vary between different OEM customer contracts. Generally, under these provisions, the OEM may own (or jointly own) or have the right to use (in some cases on an exclusive basis for a period) certain intellectual property developed by the Company in connection with the relevant contract/order, as well as the right to use other relevant intellectual property owned by the Company, including to manufacture the contracted wheels or have those wheels manufactured by a third party (which could be a Company competitor), including in certain circumstances, such as where the Company is unable to supply the contracted wheels in accordance with the relevant contract. If an OEM exercised any such rights, it may result in the disclosure of sensitive the Company technology to one or more of the Company’s competitors. Additionally, in some cases, and in the absence of a separate non-disclosure agreement with the OEM, these provisions may not provide for effective confidentiality protection over all technical information which the Company provides to the OEM. With respect to certain OEMs, the Company has procured a deviation or letter of comfort which is intended to clarify or modify the effect of certain relevant provisions. Subject to the terms of the applicable contract, if the OEM customer has an ownership interest or exclusive rights in respect of any the Company-developed intellectual property, there is a risk that the customer may claim that the Company has used such intellectual property for another customer in breach of the Company’s obligations and/or thereby infringing the customer’s rights. This claim could adversely impact the Company’s relationship with the relevant customers, cause the customer’s future orders of the Company’s wheels to decline, result in confidential information of the Company being revealed to its competitors, and/or limit the Company’s ability to exploit technology it has developed other than in connection with supplying the relevant contracted wheels (or related services) to the relevant OEM customer. Any of these outcomes could have a material adverse effect on the Company’s operations and financial position and performance.

If the Company is required to take legal action against a third party to enforce or defend its intellectual property rights, or otherwise becomes involved in intellectual-property related disputes, litigation or other proceedings, the Company would incur significant legal costs and the attention of key personnel may be diverted from operational activities to address such matters.

If the Company is unable to protect, control or enforce its intellectual property including any intellectual property it has developed, the Company’s competitive position may decline and sales may decrease or not increase to the level anticipated, which would adversely impact the Company’s financial performance and prospects.

The Company may face the risk of being restricted in the use of intellectual property developed jointly with another party coupled with restrictive exclusive supply of goods arrangements if the Company has been unable to reach an agreement to the contrary in advance with the relevant party.

The Company engages in research and/or development activities, including with third parties, on a regular basis.

Where intellectual property is created by two or more parties, the parties may jointly-own the intellectual property, unless they have agreed otherwise. A joint owner of intellectual property is generally unable to use or exploit the intellectual property without the consent of the other joint owner(s).

If the Company develops intellectual property in conjunction with other parties, the intellectual property may be jointly owned and the Company may be unable to use or exploit it as the Company sees fit, unless the Company reaches an agreement with the other joint owner(s) which gives the Company exclusive ownership of the relevant intellectual property or at least the right to use the intellectual property as the Company desires. If the Company has not secured or is unable to secure such an agreement, the Company may be restricted from using the relevant intellectual property, or alternatively securing such agreement may cost more than expected or may be on terms not favorable to the Company. Depending on the nature and importance of the intellectual property, this may have an adverse effect on the Company’s design, development or manufacturing activities, which could in turn have an adverse effect of the Company’s financial performance and prospects.

The Company’s or a third party’s information technology systems or processes may fail, become materially inoperable or be subject to attack and the Company’s business may be adversely impacted.

The Company relies on its own information technology (“IT”) systems and on IT systems provided by third-party technology vendors to perform key functions and support its operations, including its production processes. The Company also holds sensitive employee and customer data and information related to its intellectual property. The Company’s IT systems may be adversely affected by a number of sources, including natural disasters, power losses, computer systems failures, internet and telecommunications or data network failures, operator negligence, improper operation by or supervision of employees or contractors, physical and electronic losses of data and similar events, computer viruses, penetration by hackers seeking to disrupt operations or misappropriate information and other breaches of security.

Additionally, as the Company’s operations grow, they will also become more complex and require more complex IT support. Introducing more complex and sophisticated IT systems may require additional resources or divert management attention. Implementation of new systems may not be successful.

Any failure of, or damage or interruption to the Company’s information systems or those provided by third-party technology vendors may compromise the Company’s data integrity (which may result in an inadvertent security breach in relation to such data) and may lead to unauthorized access to Carbon’s Revolution’s intellectual property or automated aspects of its manufacturing. As a result, the Company may lose critical or commercially sensitive data or intellectual property, may incur significant costs to rebuild or re-establish its information systems or respond to regulatory inquiries or actions, and may be exposed to third-party claims.

Exploitation, unauthorized access or hacking of the systems or networks on which the Company data is stored, could lead to corruption, theft or loss of the Company’s data and proprietary information. This could cause disruption to the Company’s operations, unauthorized disclosure of confidential and proprietary information to third parties (including actual or potential competitors) and may result in regulatory action against the Company for breach of privacy and data protection laws, and may have a material adverse effect on the Company’s operations, financial position or performance. In early 2019, there was an instance of unauthorized access of the Company’s IT systems which involved unauthorized access to one email account. When the unauthorized access was identified, the access was terminated immediately and steps were then taken to increase security. There have been no known repeat events of unauthorized access of the Company’s IT systems. There was no material impact to the Company’s operations or its financial condition as a result of this unauthorized access.

The Company Board actively participate in the development of the Company’s cyber security policies, procedures and protections and the oversight thereof is included in the Company’s risk framework, with responsibility therefor assigned to the audit and risk committee of the Company Board.

If the Company is not able to operate its IT systems as a result of any of the above issues and it is required to run its production equipment with manual instruction or records, the Company may not be able to produce the same volume of wheels and it may therefore be unable to meet customer demands and supply requirements.

The Company’s customer contracts impose IT and cybersecurity compliance requirements and allow for the customer to audit the Company’s systems.

One or more of the Company’s customers impose or may in the future impose IT and cybersecurity compliance obligations which may require the Company to upgrade its cybersecurity systems and processes and/or allow the Company’s systems to be audited. Implementing these compliance requirements and facilitating audits may require additional resources, divert management attention and expose sensitive information to review by auditor representatives. Failure to implement these requirements or facilitate audits may result in a deterioration of the relationship with the relevant customer, result in a claim for breach of contract, cause or contribute to increased cybersecurity risks for the Company, and/or lead or contribute to a loss of sales or failure to win new programs with existing or new OEM customers.

Any confidential information held by the Company could be accessed by third parties via IT security breaches, attacks, ransomware, hacking and similar actions or occurrences, potentially exposing the Company to liability.

The Company receives and holds confidential information of third parties, such as the Company’s customers and suppliers, pursuant to confidentiality obligations. This information is held on the Company’s servers and may be downloaded and saved on local hard drives. If there was a security breach of the Company’s IT systems and/or the Company was otherwise the victim of an IT intrusion, hack, ransomware or the like, there is a risk that such third-party confidential information could be accessed, downloaded or used by other parties without the consent of the relevant third party to which the Company owes confidentiality obligations. This could expose the Company to liability to any such third party if the third party made a claim for breach of contract or negligence, for example, against the Company, the Company may be required to incur legal costs with respect to any such claim, and the dispute may divert the attention of key personnel. If the relevant information was confidential to a Company customer, any dispute in relation to the matter could have an adverse effect on the Company’s relationship with the customer that may lead to reduced wheel sales to the customer and thereby adversely affect the Company’s profitability and performance. Similarly, if the information was confidential to a key supplier, any dispute could adversely affect the Company’s relationship with the key supplier, which could have an adverse impact on the Company’s operations if the Company is unable to procure the relevant goods or services from the supplier (or an alternative supplier) on acceptable terms or at all.

An attack, ransomware or the like on or to the Company’s IT systems may expose any third-party IT systems integrated or linked to the Company’s IT systems depending on their level of vulnerability and this could expose the Company to liability.

If any third party IT systems are integrated or linked to the Company’s IT systems, they could be exposed if the Company’s IT systems are subjected to a security breach, IT hack, ransomware or other intrusion depending on the vulnerability of the third party’s IT systems. If this occurred, it could expose the Company to liability for breach of contract or negligence in certain circumstances and/or damage the Company’s relationship with the third party. Any such circumstance may have an adverse effect on the Company’s operations, production processes, financial performance and prospects.

The Company’s competitive position or market share may deteriorate including as a result of actions by it or its competitors.

The Company operates in a competitive industry, and its competitors could include existing wheel manufacturers, new entrants and OEMs. The Company’s competitive position may deteriorate, as a result of the action of any of these participants or any deterioration of its relationship with its customers.

Competitors may enter the market and take market share from the Company. Competitors may accelerate taking market share from the Company by developing equivalent or better technology for one piece carbon fiber wheels, and/or by offering equivalent or better pricing, service and/or fulfillment rates than the Company offers. Competitors which are more financially secure than the Company may take market share from the Company by offering more supply security for customers than the Company currently offers. OEMs may seek to establish alternative options for carbon fiber wheel supply to increase their own supply security and establish competitor supply tension. Existing manufacturers of steel or aluminum wheels may seek to produce their own carbon fiber wheels. Any increase in the number of industry players manufacturing carbon fiber wheels may affect the demand for the Company’s wheels and may result in downward pricing pressure for carbon fiber wheels which would impact the Company’s profitability, financial performance and prospects.

If the Company fails to maintain product design, manufacturing and performance leadership in the global automotive carbon fiber wheel market, the Company may have to quote lower prices in order to win programs, which could result in lower than expected margins; or programs may be awarded to competitors, which could result in lower sales. In addition, other wheel technologies may be developed which are lighter than carbon fiber wheels, and/or cheaper to make, and/or have other characteristics which make them more attractive to purchase for OEMs or end consumers than carbon fiber wheels. Any such circumstance may reduce the Company’s profitability and revenue.

The concentration of the Company’s wheel programs and customers may adversely affect demand for the Company’s wheels if its relationships with customers deteriorate.

As of November 3, 2023, the Company has thirteen active awarded programs with five OEMs, of which six programs are currently in production with four of those OEMs and a further seven awarded customer programs are in development or yet to enter production. Therefore, the number of customers that the Company currently has awarded programs with, is currently relatively concentrated, and the number of programs which the Company has in production at any single point in time is relatively concentrated. In addition, the wheel programs the Company has been awarded are relatively concentrated in terms of vehicle type (being limited to premium and high-performance vehicles and premium performance SUVs and pickups across internal combustion engine and electric vehicles).

The Company’s OEM customers can readily terminate their relationship with the Company should they choose to do so including by ceasing ordering wheels from the Company, and can significantly reduce orders, should they choose to do so, without major disruption to their business as the Company’s wheels are an optional upgrade in most instances and therefore the OEM customer generally has an alternative metal wheel that can be fitted to the relevant vehicle.

The effect of losing any one OEM customer, or customer program (depending on its size), may significantly adversely affect the Company’s financial condition, cash flow and liquidity position.

Also, in order to expand the type of customers, vehicle types and wheel programs, the Company may be required to reduce its wheel prices to open a larger addressable market. It may not be able to do so easily and its gross margins and future profitability may decline, which may have a material adverse impact on the Company’s financial performance and prospects.

The Company’s OEM customer relationships may deteriorate due to financial stress from general business conditions. If the Company requests non-standard terms, proposes changes to terms already agreed, or requests advanced payment from OEM customers, this may cause such customers to designate the Company a “distressed supplier,” which may have short and long term impact on continued business with the OEMs, the terms upon which the OEMs are willing to continue engaging the Company, and the OEMs’ motivation to encourage competitors to the Company.

The Company’s relationship with its OEM customers is governed by contract which is generally based on the standard contracts of the customer. In order to assist the Company’s cash position, the Company has requested and may request in future non-standard contractual terms or changes of already agreed contractual terms, shorter payment terms or advance payments. As a result of such requests, the Company’s OEM customers may qualify the Company as a “distressed supplier,” that is, a supplier facing financial or operational difficulties. The Company has had and continues to have negotiations with customers arising from certain “non-standard” terms that it has proposed. This may result in a deterioration of the business relationship and may create the risk that those OEM customers pursue opportunities with competitors of the Company, which would cause the Company’s revenue, profitability and/or market share to decline.

The Company’s estimates of the size of the addressable market may be incorrect.

The addressable carbon fiber wheel market and demand for carbon fiber automotive wheels may be smaller than the Company anticipates. This may occur if the benefits of carbon fiber wheels are not perceived or well received in the industry, if the cost of carbon fiber wheels remains too high, if alternative products are brought to market, or if market and industry trends cause a decline in demand for lightweight, high-performance carbon fiber wheels.

If the size of the market in which the Company operates is smaller than anticipated or demand for carbon fiber wheels is lower than anticipated, the Company’s products may be limited to high end performance and luxury vehicles. This may restrict the Company’s ability to achieve its growth objectives which, in turn, may adversely impact its prospects. Additionally, the Company also intends to pursue growth opportunities in adjacent markets, including the aerospace industry, and the industrial, freight and logistics market. The barriers to entry in these markets may be higher than anticipated, the length of time taken to enter these markets may be longer than anticipated and there is no guarantee the Company’s products will be accepted in these markets to the extent the Company anticipates, or at all, and this may impact the Company’s ability to diversify into adjacent markets.

The Australian Defence Force has already accepted virtual validation of the wheel designed by the Company for the Boeing CH-47 Chinook helicopter, which would be the Company’s first entry to the aerospace market. There is a risk that the Company is not able to secure the funding required to progress this project to the next stage, being the production and validation of physical prototypes. There is a further risk that the prototype production or validation processes are more challenging than expected, cost more than expected or take longer than expected and there is a risk that the Company is not able to achieve validation of the physical wheel, or is not able to commercialize the wheel due to the cost and price thereof and/or limited demand.

The Company may forego business or lose certain customer relationships as a result of not having the production capacity to meet customer demand, or not having the funds to expand production capacity to meet customer demand. the Company may be liable to its customers if it cannot meet minimum capacity obligations.

The Company may not be able to meet customer demand for its wheels, whether such demand remains at current levels or increases, due to a variety of factors, including due to financial and operational challenges outlined in this “Risk Factors” section. In such circumstances the Company will forego revenue and market share which it otherwise may have been able to capture. This may further delay the Company reaching profitability and becoming cash flow positive, or otherwise reduce the Company’s profitability and financial performance. If the Company does not meet contractual minimum quantities which the Company commits to in its contracts with customers (an obligation to have capacity to supply a specified minimum quantity of wheels for a given time period), it may become liable for damages towards its customers. This may also impact the Company’s cash flow and profitability and in turn its financial performance and position.

The timing of the Company’s recognition of revenue and any working capital financing requirements depend upon the terms of its agreements with its customers and may be adversely affected if the Company is required to recognize revenue upon the delivery to its customers rather than on shipment (given normal delivery timelines can be up to or greater than several months), unless the Company can negotiate more favorable terms (which may not be possible).

Supply agreements with the Company’s customers may contain terms that oblige the Company to deliver the wheels to the customer’s overseas facilities (instead of making wheels ready for dispatch at the Company’s facilities) before the Company is entitled to claim payment of the price and recognize the individual sale as revenue. Shipping times can take up to several months.

As such, the Company’s financial results may be adversely impacted if revenue is recognized upon delivery to customers.

The Company’s forecasts are based upon certain assumptions with respect to the determination of backlog and other metrics, including assumptions with respect to the timing and quantity of orders under awarded programs, conversion of programs in development to awarded status, the timing of new program commencement, and recognition of revenue, which assumptions may not be realized.

The Company’s forecasts are predicated on various assumptions relating to demand for its wheels. Under the Company’s current OEM supply contracts, which are typical of the industry, customers are not committed to purchase a minimum number of wheels and therefore there is no guarantee that the Company will secure the sales volume it anticipates from its existing customer contracts. This may occur for reasons outside the Company’s control, including if demand for the OEM’s vehicle on which the Company’s wheels are included is lower than expected, or where the Company’s wheels are an option on the relevant vehicle, the frequency with which consumers elect to purchase the option is lower than anticipated by the Company. There is also no guarantee that customer programs will commence at the expected time or that the ramp in volumes will be as expected. Additionally, the Company has a number of engineering contracts and is also in early stage discussions with a range of other OEMs, and failure to convert this pipeline of potential programs and customers into additional contracts, delay in timing of new programs, or any other failure to sell the volume of wheels, at the targeted price and margin, that the Company anticipates (for example, if the Company cannot reduce production costs or if its addressable market is smaller than anticipated), will result in the Company failing to meet its growth targets, which will adversely impact the Company’s performance and prospects.

The Company may fail to meet forecasts.

The forward-looking statements, opinions and estimates provided in this document, including the financial projections, rely on various estimates, contingencies and assumptions. Various factors, both known and unknown, may impact the Company’s performance and may cause actual results to vary significantly from expected results. Accordingly, our future financial condition and results of operations may differ materially from our projections. Our failure to achieve our projected results could harm the trading price of the Company’s securities and its financial position. The Company does not have or assume any duty to update the Financial Projections included in this Report.

Having been selling wheels to OEMs since 2015 on a small number of programs to date, the Company has a relatively limited operating history and has not yet become profitable, and, as such, its operating history does not provide a meaningful basis for investors to evaluate the business or its financial performance and future prospects. Accordingly, investors should consider the Company’s business and prospects in light of the risks, uncertainties, expenses and challenges that an early stage business may face. The Company intends to further industrialize its operations and achieve scale in its wheel sales to achieve a material reduction in its unit costs of production. As such, the Company’s ability to achieve its anticipated growth is dependent to a significant degree on the successful implementation of its industrialization plans and growth strategy, including designing, developing, constructing, establishing and commissioning future manufacturing facilities in one or more low cost jurisdictions. There is a risk that these plans may not be successful, or may take longer or cost more than anticipated.

There can be no guarantee that the Company will achieve its stated objectives or that any forward-looking statement or forecast will be realized.

The Company may not be able to reduce supply chain costs or production costs as quickly as expected or to the same extent as expected, resulting in higher cost per wheel and lower margins than expected.

The Company is not yet profitable and expects to improve margins by significantly reducing labor costs per wheel and materials costs on a per wheel basis both in the near term and in the longer term.

The Company expects to reduce materials costs in the near term by reusing and reducing cut carbon fiber waste, negotiating planned improved prices as a result of volume increases, shifting its strategy from being a spot buyer to a long term contracted buyer for key materials, and consolidating consumables purchases from many suppliers to a smaller number of suppliers. The Company expects to reduce labor costs in the near term by creating a fixed labor operating leverage that drives efficiency as volumes scale, automating processes via robotics and conveyor systems of the Mega-line to replace human labor, and creating further labor efficiencies through planned cycle times and lean process improvements.

However, there is a risk that these measures cannot be applied or realized or that these measures do not result in the expected savings. For example, the Company may not find suitable uses for cut fiber waste or the price reduction does not eventuate or cannot be negotiated with the suppliers as expected, or the automation process does not progress or show the results as expected.

The Company is exposed to changes in prices of key inputs including raw materials, energy and labor costs, including those related to inflation, international conflicts (such as the Ukraine-Russia or Israel-Hamas conflicts), and supply chain disruptions related to COVID-19.

Any increase in the cost of labor, carbon fiber, resins, energy costs or other key manufacturing inputs will increase the costs incurred by the Company in production of its wheels which could reduce the Company’s future profitability, delay the Company from becoming profitable or it may otherwise have a material adverse effect on the Company’s financial performance and position.

The Company is subject to fluctuations in financial markets and exchange rates.

The financial information in the Company’s financial statements is presented in Australian Dollars, and the Company incurs the majority of its costs in Australian Dollars. However, a substantial amount of the Company’s revenues from wheel sales are generated in currencies other than Australian Dollars.

Although we enter into certain hedging arrangements with respect to fluctuations in currency exchange rates and these foreign exchange exposures will also be reduced by the natural hedging that arises from the purchase of raw materials and manufacturing equipment also denominated in foreign currencies, the Company is subject to adverse exchange rate movements, particularly, adverse movements in the USD:AUD exchange rate and the EUR:AUD exchange rate. This risk is expected to become more significant in the future (as foreign denominated revenue is anticipated to grow as the vast majority of our planned growth in the near term is expected to come from customers that are located in the U.S. and such foreign denominated revenue is expected to increase in parallel to our overall revenue growth).

Furthermore, the Company may not have the ability to enter into foreign exchange hedging contracts with financial institutions or may not be able to enter into these contracts on favorable terms. As such, adverse movements in exchange rates mentioned above may materially impact the Company’s financial condition and liquidity position.

Compliance costs associated with changes in regulations and policies may negatively impact the Company.

Government legislation and policies are subject to review and change from time to time. The Company’s operations may be affected by the requirement to comply with new legal and regulatory regimes and also by the introduction of new or changes to international, federal, state or local government laws, regulations or policies which impact on the Company’s ability to operate, or sell products in particular markets. In particular, the Company sells all of its products overseas, and the introduction of tariffs or other regulations impacting international trade could impact its ability to sell its products, the price it receives for them, or its margins, and this could adversely impact its profitability, financial performance and position.

New legislation or regulations may also result in additional costs being incurred in achieving compliance with such legislation or regulations. Failure to comply with such legislation or regulations may result in fines, penalties and other expenditure and may also result in reputational damage for the Company.

Working capital financing may not be available, or may cost more, to fund the expected growth in working capital requirements of the Company’s business.

The Company expects to fund the working capital requirements associated with the growth in project revenues, in part, through securing increased working capital facilities including certain advanced payment arrangements for the Company’s wheels, although there is no guarantee such advance payment arrangements will continue. The extent and cost of working capital financing available is subject to and may be impacted by factors including the terms of its customer contracts, approvals from customers, approvals under the OIC Financing, the New Debt Program, any other debt provider following the refinancing or repayment of the New Debt Program, the amount of security available for debt providers and broader debt market conditions (including interest rates).

The Company plans to continue to make investments to support its growth and may require additional funds to do so, including in order to develop new products, enhance technology, scale and improve operating infrastructure, or acquire complementary businesses and technologies. To allow the Company to fund its operations or realize its envisaged growth, the Company may need to secure further working capital financing. In addition, the ability to put in place working capital facilities, if such facilities are available to the Company (which is not guaranteed) is subject to and limited by restrictions under the OIC Financing and the New Debt Program and the Company may experience difficulties in securing this or it may be more expensive than anticipated.

Any inability to raise funds when required, or on favorable terms, may have a material adverse effect on the continued development or growth prospects.

Non-compliance with applicable laws, regulations and OEM standards, including environmental laws and regulations or the cost of compliance therewith may adversely affect the Company.

The Company is exposed to risks arising from failure or inability to comply with applicable laws, regulations and OEM standards and conditions, including environmental laws and regulations, that apply in Australia and the international jurisdictions in which the Company operates and sells its wheels. As a result, the Company may be exposed to fines, litigation, or compensation to customers, regulators or other stakeholders. This may adversely impact the Company’s reputation and financial performance and position.

To the extent that the Company’s plans involve engagement with customers or industry participants in the defense sector, such as the Australian Defence Force or other military partners, suppliers or customers, and involvement in the defense supply chain, the Company will be required to comply with additional requirements and obligations in relation to security and export control. These requirements may require the Company to incur expenditure in order to comply, and may cause delays in meeting defense program requirements.

Regulatory and OEM compliance costs may adversely affect the Company’s cash position.

We face additional business, political, regulatory, operational, financial and economic risks as part of our operation in international markets, which could increase our costs or otherwise limit our growth.

Operating internationally, including by conducting manufacturing in locations with lower labor costs, and continuing to expand our business in new geographies is important to our continued success and growth. As a result of our international operations and sales efforts, we face numerous challenges and risks that could harm our international operations, delay new product releases, increase our operating costs, and hinder our ability to grow and detect underlying trends in our operations and business, and consequently adversely impact our business, financial condition, and results of operations. Such risks include, but are not limited to, the following:

•	geopolitical and economic instability in and impacting the localities where we have foreign operations;

•	rising inflation impacting the stability of our workforce and foreign operations;

•	military conflicts impacting the localities where we have foreign operations;

•	limited protection for, and vulnerability to unauthorized access to, reproduction, dissemination or theft of, our intellectual property rights, including our trade secrets;

•	compliance with local laws and regulations, and unanticipated changes in local laws and regulations, including tax laws and regulations;

•	trade and foreign exchange restrictions and higher tariffs;

•	the complexity of managing international trade sanctions and export restrictions from the jurisdictions in which we have foreign operations;

•	fluctuations in foreign currency exchange rates which may increase our expenses for employee compensation and other operating expenses that are paid in currencies other than U.S. dollars;

•
restrictions imposed by the United States government against other countries, or foreign governments’ restrictions imposed on the United States, impacting our ability to do business with certain companies or in certain countries and the complexity of complying with those restrictions;

•
power outages, natural disasters, and other local events that could affect the availability of the internet and the consequences of disruptions, such as large-scale outages or interruptions of service from utilities or telecommunications providers;

•	difficulties in staffing international operations;

•	changes in immigration policies which may impact our ability to hire personnel;

•	differing employment practices, laws, and labor relations;

•	regional health issues and the impact of public health epidemics and pandemics on employees and the global economy, such as the COVID-19 pandemic; and

•	disruptions posed by the COVID-19 pandemic and related government restrictions or other government responses.

Economic developments such as inflation or raising interest rates may adversely affect the Company’s operations and profitability.

The Company’s labor costs, raw material and services costs, and other operating costs are dependent on the general economic market situation including inflation and raising interest rates. As described under the risk factor above titled “— The margin received by the Company for its wheels may be lower than expected. Similarly, the Company may not recover engineering and development or tooling costs from its customers to the extent expected.” The Company may not be able to pass through all of its incurred costs for engineering, development or tooling or an increase of such costs to its customers which may impact the Company’s ability to generate revenue. Failure to generate sufficient revenue may in turn impact the Company’s financial performance and position.

Not being able to pass through costs to the Company’s customers may also lead to the Company needing to raise more funding which, as shown under the risk factors above titled “—Working capital financing may not be available, or may cost more, to fund the expected growth in working capital requirement of the Company’s business”, and “—The Company will need to raise additional funds by equity, debt, or convertible debt financings, to support its growth, and those funds may be unavailable on acceptable terms, or at all. As a result, the Company may be unable to meet its future capital needs, which may limit its ability to grow and jeopardize its ability to continue its business”, may not be available or not available on acceptable terms which also may have an adverse effect on the continued development or growth and may impact the Company’s financial performance and prospects.

Research and development work may cost more than expected or take longer than expected or not deliver the expected results.

The Company strongly invests in research and development work to improve its product technology and production efficiency, to bring its production processes to full industrialization, expand its production capacity, and to further develop an increased number of customer programs.

The cost of such research and development work has in the past been and may be higher than expected, or results have in the past been and may be delivered later than expected. Research and development work may result in no benefit at all. These outcomes may adversely affect the Company’s ability to move programs from the development phase into a supply phase and may diminish the Company’s prospects of securing new programs with existing and new customers. It may also adversely impact the Company’s product technology and innovation pipeline, its plans to improve production efficiency and reduce the cost of producing wheels, and its industrialization and/or capacity expansion plans. This may impact the Company’s ability to achieve expected levels of sales and profitability and therefore its financial performance and growth prospects.

The Company may be unable to obtain tax incentives or realize the benefit of accumulated tax losses in the future.

If the Company is not able to obtain sufficient short-term financing to pay its expenses or if the Company does not otherwise reach profitability, it will not be able to realize the benefit of accumulated tax losses. As of June 30, 2023, the Company had income tax losses of $172.8 million and R&D tax credits of $28.0 million at year end (2022: income tax losses $129.1 million and R&D tax credits $23.0 million) for which no deferred tax asset is recognized on the statement of financial position as they are currently not considered probable of realization. Other existing or future tax legislation may adversely impact the Company’s ability to realize the benefit of accumulated tax losses.

The Company may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If the Company is, or the Company or any of its predecessors has been, during any taxable year in which a U.S. Holder holds or has held an interest in the Company (or any such predecessor), treated as a passive foreign investment company (“PFIC”) for any such taxable year, or portion thereof, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Please see the section entitled “Material Tax Considerations—Material U.S. Federal Tax Considerations—Consequences to U.S. Holders—Tax Consequences of Ownership and Disposition of Ordinary Shares and Public Warrants—Passive Foreign Investment Company Rules” for a more detailed discussion with respect to the Company’s PFIC status. Prospective U.S. Holders of Ordinary Shares or Public Warrants are urged to consult their tax advisors regarding the possible application of the PFIC rules to them.

The Company has received government grant payments that may be subject to clawback, and expects to receive future government grant payments which may not materialize.

The Company is a recipient of grant funding under various grants that include obligations to repay grant funding received in certain circumstances, including where the Company is in breach of certain obligations under the relevant agreements, such as, where applicable, by giving up ownership of assets purchased with grant funds without consent, using the grant funding for unauthorized expenditure, or failing to comply with budget, timeline, reporting or other requirements. If the Company was required to repay any such funding, it may have a negative impact on the Company’s available funds, and may require the Company to delay or cancel planned investments for increasing its production capacity, which could have a material and adverse impact on the Company’s cash flow and financial condition.

The Company has received all A$10 million in grant payments under a Victorian Government Grant of A$10 million. The final installment of A$2 million was received in December 2022 in advance of the Company achieving certain milestones relating to CAPEX and people employed in FY23, FY24 and FY25. In December 2022, a payment of A$9 million was received from the Australian Federal Government for the Manufacturing Integration Stream Grant (“MMI grant”) for the Company’s project entitled “A sustainable and efficient wheel supply to the global electric vehicle market”, a key part of which is supporting the Company to scale up its production capacity. This A$9 million payment was received following the Company requesting an acceleration of the funding under the MMI grant for bridge financing purposes. A further A$3 million payment under this grant is expected to be paid late in fiscal year 2024.

Under the relevant grant agreements, the government has a right to require all or part of a grant to be repaid in certain circumstances (which in some cases vary between the different agreements), including where the Company defaults under the agreement (and, if applicable under the relevant agreement, where a remediable breach is not remedied), where the government terminates the agreement for cause (such as where the Company breaches the agreement, or provides misleading information, becomes bankrupt or insolvent, enters into a scheme of arrangement with creditors, or comes under any form of external administration), where the grant agreement is canceled or reduced in scope due to a change in government policy, or where the Company undergoes a change in control which the government reasonably believes will negatively affect the Company’s ability to comply with the agreement.

Any failure by the Company to comply with relevant requirements under the MMI grant agreement, may also impact the Company’s eligibility for the expected future grant installment under that agreement. If existing funding is clawed back, it may require the Company to divert amounts intended for other expenditure, including to support increasing its production capacity. If that occurred, the Company’s cash flow and financial condition may be materially and adversely affected.

Due in part to the Company’s funding position following the execution of the MMI grant agreement, the Company has been delayed from complying with the expenditure requirements and early milestones under the agreement. The Company has previously reported its progress to the Government and the company is seeking to update the activity budget and schedule and will request an extension of time to complete the project. There is a risk that the Government does not approve any revised budget or schedule and/or may not grant the Company an extension of time to complete the project, which may result in the Company being in breach of the agreement and a risk of the Government seeking to claw back funding provided to the company.

Known and unknown legal proceedings, regulatory proceedings, investigations or claims against the Company may be costly and time-consuming to defend and may harm its reputation and damage its business regardless of the outcome.

The Company may be involved in disputes or litigation with third parties including suppliers, customers, employees, former employees and government bodies in the ordinary course of business.

The Company has in the past received claims, allegations or suggestions from customers or suppliers that it has or may have been in breach of a contractual or other obligation or otherwise owes such third parties money. Some of such issues remain unresolved and may result in contractual disputes, litigation or the Company agreeing to settlement terms involving the Company paying a settlement sum to one or more such third parties and may also result in a deterioration of the relationship with any such third party which may have a material adverse impact on the Company’s financial performance and condition.

Litigation proceedings may be costly, may consume the attention and resources of management and other personnel, may impact relationships with the relevant counterparty, and may impact the Company’s reputation, and therefore may have a material adverse effect on the Company’s business, cash flow, and financial position.

An adverse finding in a litigation may also result in the Company being required to pay the legal costs of the other party and damages or other amounts awarded in favor of the other party.

Insurance might not cover any or all of the costs of the litigation, or might not continue to be available at terms acceptable to the Company.

The Company has identified material weaknesses in its internal control over financial reporting. If the Company is unable to remediate these material weaknesses, or if the Company identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of the Company’s consolidated financial statements or cause the Company to fail to meet its periodic reporting obligations.

As a Nasdaq-listed company, the Company is required to provide management’s attestation on internal control over financial reporting. Management may not be able to maintain controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If the Company is not able to maintain the additional requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject it to adverse regulatory consequences and could harm investor confidence.

In connection with the preparation and audit of Carbon Revolution’s consolidated financial statements as of June 30, 2023 and June 30, 2022, and for the years ended June 30, 2023, June 30, 2022 and June 30, 2021, material weaknesses were identified in its internal control over financial reporting. The audit of the 2022 and 2021 financial statements resulted in restatements of the financial statements, including an adjustment to intangible assets, the reclassification of the Company’s supplier finance arrangement from trade payables to borrowings, and a reclassification of contract assets and liabilities. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.

The material weaknesses referenced above are described below:

•
Lack of appropriately designed, implemented and documented procedures and controls at both entity- and process-level to allow for the Company to achieve complete, accurate and timely financial reporting. This is pervasive across the entity-level and each of the key business processes, including controls over the preparation and review of account reconciliations and journal entries, and controls over information technology to ensure access to financial data is adequately restricted to appropriate personnel.

•
Segregation of duties has not been sufficiently established across the key business and financial processes. Given the size, nature of the organization and the current structure of the finance function, a lack of segregation of duties applied to the key business and financial processes across the organization has been identified. A consequence of the lack of segregation of duties is the heightened risk of fraud or material misstatement when no appropriate mitigating controls are in place.

•
Lack of personnel with appropriate knowledge and experience relating to SEC reporting requirements to enable the entity to design and maintain an effective financial reporting process. A lack of knowledge and experience in these areas may lead to the Company being in breach of SEC financial reporting and other related requirements, especially given that the current finance function has not been designed to include sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of SEC financial reporting rules and regulations.

The Company has begun preparation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional accounting and financial reporting personnel and implementing additional policies, procedures and controls.

In order to maintain and improve the effectiveness of its internal control over financial reporting, the Company will expend and anticipates that it will continue to expend, significant resources, including accounting-related costs and significant management oversight. The Company’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after it is no longer an emerging growth company. At such time, the Company’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which the Company’s internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results and could cause a decline in the price of the Ordinary Shares. These material weaknesses will not be considered remediated until the mitigating controls have operated for the required period of time and until the operating effectiveness of the controls has been validated, through testing, by management.

The Company’s business activities may be subject to the Foreign Corrupt Practices Act of 1977 (“FCPA”) and similar anti-bribery and anti-corruption laws.

The Company’s business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which it operates or has customers, including the UK Bribery Act 2010. The FCPA generally prohibits offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or breach the official’s duties or gain an improper advantage, in each case, to assist in obtaining, retaining or directing any business to, for or with any person. The FCPA also requires public companies with securities listed in the United States to make and keep books and records that accurately and fairly reflect the transactions of the corporation, and to devise and maintain an adequate system of internal accounting controls. The Company’s business involves interactions with public officials, including officials of non-U.S. governments, including with the Australian Defence Force. Despite the Company taking reasonable steps to prevent bribery and corruption within its business, there is no certainty that all of its employees, agents, contractors or collaborators, or those of its affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against the Company, its officers or employees, implementation of compliance programs, and prohibitions on the conduct of its business (such as being suspended or debarred from contracting with the U.S. Federal Government). Any such violations could include prohibitions on its ability to offer its products in one or more countries and could materially damage its reputation, brand, international expansion efforts, ability to attract and retain employees, and business, prospects, operating results and financial condition.

The Company’s international operations are subject to laws and regulations relating to export controls and economic sanctions that could impair its ability to compete in international markets. Non-compliance could also have an adverse effect on its business.

The Company’s products and services are, or in the future may be, subject to the U.S. Export Administration Regulations (“EAR”), the International Traffic In Arms Regulations (“ITAR”), and similar foreign export control laws. As such, an export license or other authorization may be required to export, re-export, transfer, or disclose its technology, products and services to certain persons, countries or end-users, or for certain end-uses. The Company may also need to monitor changes in export control laws and their applicability to its products and services. For example, to the extent its products or services are subject to the EAR or the ITAR, it may be required to obtain licenses, clearances, registrations, or authorizations necessary for its business. If the Company is not authorized to export its products or services, or if the clearance process is burdensome, its ability to generate revenue could be adversely affected and its operating costs could increase.

The Company must also comply with all applicable economic sanctions laws and regulations of the United States and other countries, such as laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, which restrict dealings with specified countries, regions, governments, individuals, and entities.

Complying with export control and economic sanction laws may be time consuming and may result in the delay or loss of sales opportunities or a diminution of profits. Although the Company takes precautions to prevent violations of applicable export control and economic sanction laws, it cannot guarantee that these precautions will be effective. Violations of these laws could result in significant criminal or civil fines, penalties, denial of export privileges, or other repercussions, including reputational harm, which could have a material adverse effect on its business, financial condition, and operating results. Investigation of any potential violations of export control or economic sanction laws could also be costly and time-consuming, even if it is ultimately determined that the Company did not violate such laws.

Failure to comply with laws, regulations, requirements, or expectations relating to privacy or the protection or transfer of data relating to individuals could adversely affect our business.

The Company may face legal, reputational, and financial risk if we fail to comply with laws, regulations, requirements, or expectations relating to privacy or data protection including in relation to the protection or transfer of information or data about or relating to individuals. Any such failure could result in complaints or similar processes, regulatory investigations or inquiries, other regulatory actions, contractual breaches, litigation, adverse administrative determinations or court orders or rulings including fines, loss of customers or adversely affected customer relationships, and negative publicity and associated reputational damage. All of the foregoing could adversely affect the Company’s business and prospects.

Risks Related to Irish Law

The Company is incorporated in Ireland; Irish law differs from the laws in effect in the United States and accordingly the rights afforded to shareholders under Irish law may be different to those afforded to shareholders under United States law.

The Company is an Irish incorporated public limited company. There is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. The U.S. and Ireland do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters and, accordingly, common law rules apply in determining whether a judgment obtained in a U.S. court is enforceable in Ireland. Although there are processes under Irish law for enforcing a judgment of a U.S. court, including seeking summary judgment in a new action in Ireland, those processes are subject to certain established principles and conditions, and there can be no assurance that an Irish court would enforce a judgment of a U.S. court in this way, and thereby impose civil liberty on us or our directors or officers.

As an Irish company, the Company will be governed by the Irish Companies Act 2014 (the “ICA”), which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the U.S.

As an Irish public limited company, certain decisions to change the capital structure of the Company will require the approval of the Company shareholders, which may limit the Company’s flexibility with respect to managing its capital structure.

The Company is an Irish incorporated public limited company. As an Irish incorporated public limited company, certain capital structure decisions regarding the Company will require the approval of Company’s shareholders, which may limit our flexibility to manage our capital structure. Under Irish law, the directors of a company may only allot and issue “relevant securities” (comprising, subject to certain exceptions, new shares and rights to subscribe for, or convert any security into, new shares) once generally or specifically authorized to do so by its constitution or by a resolution approved by a simple majority of the votes cast at a general meeting of its shareholders at which a quorum is present, referred to under Irish law as an “ordinary resolution.” A general authorization may be granted in respect of up to the entirety of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution. The Company Amended and Restated Memorandum and Articles of Association authorize the Company Board to allot and issue new shares and rights to subscribe for, or convert any security into, new shares in the capital of the Company up to the maximum of the Company’s authorized but unissued share capital for a period of five years from the date of adoption. This authorization will need to be renewed by ordinary resolution upon its expiration and at periodic intervals thereafter. While an allotment authority may be given for up to five years at each renewal, governance considerations may result in renewals for shorter periods or in respect of less than the maximum permitted number of relevant securities being sought or approved. Any increase in the Company’s authorized share capital also requires approval by an ordinary resolution.

Subject to certain exceptions, Irish law also provides shareholders with statutory pre-emption rights when “equity securities” (comprising, subject to certain exceptions, new shares, and rights to subscribe for, or convert any securities into, new shares) are issued for cash. However, it is possible for such statutory pre-emption rights to be generally or specifically disapplied in a company’s constitution or by a resolution approved by not less than 75% of the votes cast at a general meeting of its shareholders at which a quorum is present, referred to under Irish law as a “special resolution”. A general disapplication of pre-emption rights may be given in respect of up to the entirety of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another special resolution. The Company Amended and Restated Memorandum and Articles of Association disapply statutory pre-emption rights up to the maximum of the authorized but unissued share capital for a period of five years from the date of adoption. The disapplication will need to be renewed by special resolution upon its expiration and at periodic intervals thereafter. While a disapplication of statutory pre-emption rights may be given for up to five years at each renewal, governance considerations may result in renewals for shorter periods or in respect of less than the maximum permitted number of equity securities being sought or approved.

Any attempted takeover of the Company will be subject to the Irish Takeover Rules and will be under the jurisdiction of the Irish Takeover Panel.

The Company will be subject to the Irish Takeover Rules, which regulate the conduct of takeovers of, and certain other relevant transactions affecting, Irish public limited companies listed on certain stock exchanges, including Nasdaq. The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in situations involving multiple bidders, that there is a level playing field. For example, pursuant to the Irish Takeover Rules, the Company Board will not be permitted, without shareholder approval, to take certain actions which might frustrate an offer for the Ordinary Shares once the Company Board has received an approach that might lead to an offer or has reason to believe that an offer is, or may be, imminent.

Under the Irish Takeover Rules, if an acquisition of the Ordinary Shares were to increase the aggregate holdings of the acquirer (together with its concert parties) to 30% or more of the voting rights of the Company, such acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding the Ordinary Shares at a price not less than the highest price paid by such acquirer or its concert parties for the Ordinary Shares during the previous 12 months. This requirement would also be triggered by the acquisition of the Ordinary Shares by any person holding (together with its concert parties) between 30% and 50% of the voting rights of the Company if the effect of such acquisition were to increase that person’s voting rights by 0.05% within a 12-month period.

Under the Irish Takeover Rules, a person, or persons acting in concert, who acquire(s), or consolidate(s), control of the Company may be required to make a mandatory cash offer for the remaining shares of the Company.

Under the Irish Takeover Rules, in certain circumstances, a person, or persons acting in concert, who acquire(s), or consolidate(s), control of the Company may be required to make a mandatory cash offer for the remaining shares of the Company at a price not less than the highest price paid for the shares by that person or its concert parties during the previous 12 months. Save with the consent of the Irish Takeover Panel, this mandatory offer requirement is triggered: (i) if an acquisition of shares would result in a person or persons acting in concert holding shares representing 30% or more of the voting rights of the Company; and (ii) where a person, or persons acting in concert, already hold(s) shares representing 30% or more of the voting rights of the Company, if an acquisition of shares would result in the percentage of the voting rights of the Company held by such person, or persons acting in concert, increasing by more than 0.05% within a 12-month period. In the case of an issuance of new shares, the Irish Takeover Panel will typically waive the mandatory offer requirement in circumstances where the issuance has been approved in advance by simple majority vote given at a general meeting of the independent (i.e., not interested) Company shareholders convened in accordance with the requirements (including as to disclosure) of the Irish Takeover Rules. The mandatory offer requirements do not apply to a single holder, holding shares representing more than 50% of the voting rights of the Company.

Provisions in the Company Amended and Restated Memorandum and Articles of Association enable a person who would otherwise incur a mandatory offer obligation under the Irish Takeover Rules by the acquisition of the Ordinary Shares to avoid that obligation by requesting that the Company redesignate some or all of its Ordinary Shares as Restricted Voting Ordinary Shares having no right to vote at general meetings of the Company but otherwise ranking pari passu with the other Ordinary Shares.

The Company’s staggered board will limit shareholders’ ability to influence matters of corporate governance and may deter others from pursuing change of control transactions.

The Company Amended and Restated Memorandum and Articles of Association provide that the Company Board has three classes of directors with the directors of each class serving staggered three-year terms. The Company’s staggered board of directors may limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transactions, which could have the effect of depriving the holders of the Ordinary Shares and the Public Warrants of the opportunity to sell their Ordinary Shares at a premium over the prevailing market price. Additionally, the Company’s staggered board of directors may discourage proxy contests for the election of directors and purchases of substantial blocks of Ordinary Shares by making it more difficult for a potential acquirer to gain control of or influence with the Company Board.

Provisions in the Company Amended and Restated Memorandum and Articles of Association (including anti-takeover provisions) and under Irish law could make an acquisition of the Company more difficult, may limit attempts by the Company shareholders to replace or remove the Company directors, may limit shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company directors, officers, or employees, and may impact the market price of the Ordinary Shares and/or the Company warrants.

Provisions in the Company Amended and Restated Memorandum and Articles of Association may have the effect of delaying or preventing a change of control or changes in the Company’s management. The Company Amended and Restated Memorandum and Articles of Association includes provisions that:

•	require that the Company Board be classified into three classes of directors with staggered three-year terms;

•	permit the Company Board to fill any vacancies; and

•	prohibit shareholder action by written consent without unanimous approval of all holders of the Ordinary Shares.

The Company Amended and Restated Memorandum and Articles of Association contain provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of the Ordinary Shares, adversely affect the market price of the Ordinary Shares, and adversely affect the voting and other rights of shareholders of the Company. These provisions include: (i) permitting the Company Board to issue preference shares without the approval of the Company’s shareholders, with such rights, preferences and privileges as they may designate; and (ii) allowing the Company Board to adopt a shareholder rights plan upon such terms and conditions as it deems expedient in the interests of the Company.

The Company Amended and Restated Memorandum and Articles of Association provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act (the “Federal Forum Provision”). Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company’s decision to adopt the Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by the Company’s shareholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and the Company Amended and Restated Memorandum and Articles of Association confirms that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Exchange Act. Accordingly, actions by the Company’s shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of the Company’s securities shall be deemed to have notice of and consented to the Company’s exclusive forum provisions, including the Federal Forum Provision. Additionally, the Company’s shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may lead to the Company’s shareholders incurring increased costs if they were to bring a claim against the Company, and may limit the Company’s shareholders’ ability to bring a claim in a judicial forum they find favorable for disputes with the Company or the Company’s directors, officers, or other employees or agents, which may discourage lawsuits against the Company and the Company’s directors, officers and other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in the Company Amended and Restated Memorandum and Articles of Association to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which may have an adverse effect on the Company’s business, financial condition and results of operations.

As a matter of Irish law, the Company’s shareholders are bound by the provisions of the Company Amended and Restated Memorandum and Articles of Association. An Irish court would be expected to recognize the exclusive jurisdiction of the federal district courts of the United States of America in respect of causes of action arising under the Exchange Act or the Securities Act.

Irish law requires the Company to have available “distributable profits” to pay dividends to shareholders and generally to make share repurchases and redemptions.

Under Irish law, the Company may only pay dividends and make other distributions (and, generally, make share repurchases and redemptions) out of “distributable profits” shown on its unconsolidated financial statements prepared in accordance with the ICA and filed with the Irish Companies Registration Office. Distributable profits are the accumulated realized profits of the Company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital, and include reserves created by way of a reduction of capital. In addition, no dividend may be paid or other distribution, share repurchase or redemption made by the Company unless the net assets of the Company are equal to, or exceed, the aggregate of the Company’s called up share capital plus its undistributable reserves and the dividend or other distribution, share repurchase or redemption does not reduce the Company’s net assets below such aggregate. Undistributable reserves include the undenominated capital, the capital redemption reserve fund, and the amount by which the Company accumulated unrealized profits that have not previously been utilized by any capitalization exceed the Company’s accumulated unrealized losses that have not previously been written off in a reduction or reorganization of capital.

The Company, as a new parent company with no operational history, will have no distributable profits of its own. Accordingly, in order to pay dividends or make other distributions, share repurchases or redemptions, the Company will need to generate distributable profits from its business activities or otherwise create distributable profits by alternative means, including a reduction of capital.

In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax.

The Company currently does not expect to pay any cash dividends on the  Ordinary Shares. If the Company were to declare and pay dividends, in certain limited circumstances, dividend withholding tax (currently at a rate of 25%) may arise in respect of dividends paid on the Ordinary Shares. A number of exemptions from dividend withholding tax exist such that shareholders resident in the U.S. and other exempt countries may be entitled to exemptions from dividend withholding tax.

The Irish Revenue Commissioners have confirmed that shareholders resident in the U.S. that hold  Ordinary Shares through the Depository Trust Company (“DTC”) will not be subject to dividend withholding tax, provided the addresses of the beneficial owners of such Ordinary Shares in the records of the brokers holding such Ordinary Shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by the Company). However, other holders of Ordinary Shares may be subject to dividend withholding tax, which could adversely affect the price of their Ordinary Shares.

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

Dividends received by Irish residents and certain other shareholders may in certain circumstances be subject to Irish income tax. Shareholders entitled to an exemption from Irish dividend withholding tax on dividends received from the Company will not be subject to Irish income tax in respect of those dividends unless they have some connection with Ireland other than their shareholding in the Company (for example, they are resident in Ireland). Shareholders who receive dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends.

The Ordinary Shares or warrants issued by the Company received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of the Ordinary Shares or the  warrants issued by the Company irrespective of the place of residence, ordinary residence or domicile of the parties. This is because the Ordinary shares or warrants issued by the Company will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents.

It is recommended that each shareholder consult his or her own tax advisor as to the tax consequences of holding The Ordinary shares or warrants issued by the Company in, and receiving distributions from, the Company.

Certain transfers of Ordinary Shares and warrants issued by the Company may be subject to Irish stamp duty.

A transfer of Ordinary Shares or warrants issued by the Company, other than one effected by means of the transfer of book-entry interests in DTC, may be subject to Irish stamp duty.

The Irish Revenue Commissioners have confirmed that transfers of Ordinary Shares or Public Warrants effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty.

However, if you hold your Ordinary Shares or Public Warrants or other warrants issued by the Company directly rather than beneficially through DTC, any transfer of such securities could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the securities acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your securities.

Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because the Company is formed under Irish law.

The Company is a company formed under the laws of Ireland, all of its properties are located outside of the United States, a majority of the Company’s directors and officers reside outside of the United States and all or majority of the Company’s assets are and are likely in the future to be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights against the Company, to effect service of process upon the Company’s directors or officers or to enforce judgements of United States courts predicated upon civil liabilities and criminal penalties on the Company’s directors under United States laws.

The Company’s corporate affairs will be governed by the Company Amended and Restated Memorandum and Articles of Association, the ICA and the common law of Ireland. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of the Company’s directors under Irish law are governed by the ICA and the common law of Ireland. The rights of the Company shareholders and the fiduciary responsibilities of the Company’s directors under Irish law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Ireland has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

Risks Related to Ownership of Our Securities

The market price of securities may be volatile and may fluctuate due to factors beyond our control.

The market price of shares of our securities could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, and others beyond our control, including:

•	the timing of our entry into contracts with customers;
•	our competitors’ products;
•	manufacturing or other issues with respect to our products;
•	our inability to adequately protect our proprietary rights, including patents, trademarks and trade secrets;
•	our inability to raise additional capital and the terms on which we raise it;
•	regulatory developments, including actions with respect to our products or our competitors’ products;
•	actual or anticipated fluctuations in our financial condition and operating results;
•	publication of research reports by securities analysts about us or our competitors or our industry;
•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•	additions and departures of key personnel;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	sales of our securities by us, our insiders or our other shareholders;
•	speculation in the press or investment community;
•	announcement or expectation of additional financing efforts;
•	changes in market conditions for the stock of companies in our industry; and
•	changes in general market and economic conditions.

In addition, the stock market has historically experienced significant volatility. The volatility of company stocks within our industry often does not relate to the operating performance of the companies represented by the stock. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our product candidates, or to a lesser extent, our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. Securities litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

The Public Warrants may never be in the money and may expire worthless.

The exercise price for our warrants is $11.50 for one-tenth of an Ordinary Share. Our warrants may never be in the money prior to their expiration, and as such, the warrants may expire worthless.

Warrant holders will have no rights as ordinary shareholders until they acquire our Ordinary Shares.

Until Public Warrant holders acquire our Ordinary Shares upon exercise of such warrants, they will have no rights with respect to our Ordinary Shares issuable upon exercise of such warrants, including the right to vote or respond to tender offers. Upon exercise of the warrants, holders will be entitled to exercise the rights of an ordinary shareholder only as to matters for which the record date occurs after the exercise date.

Our operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the price of our securities to fluctuate or decline.

If our operating results fall below the expectations of investors or securities analysts, the price of our securities could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our securities to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If securities or industry analysts do not continue to publish research, or publish inaccurate or unfavorable research, about our business, the price of our securities and our trading volume could decline.

The trading market for our securities depends, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our securities would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our securities to decline.

The issuance of Ordinary Shares in connection with the exercise of the Public Warrants will dilute the ownership interest of the holders of our Ordinary Shares and may materially affect the trading price of our Ordinary Shares.

As of November 3, 2023, we had outstanding 12,210,732 Public Warrants each exercisable for one-tenth of one Ordinary Shares at an exercise price of $11.50 for one-tenth of an Ordinary Share. To the extent that warrant holders elect to exercise their Public Warrants, substantial amounts of our Ordinary Shares may be issued in the future. We cannot quantify the number of Ordinary Shares that will be issued in connection with the exercise, if any. However, the issuance of Ordinary Shares pursuant to such exercise could result in substantial dilution of the ownership interests of holders of our Ordinary Shares and could materially affect the trading price of our Ordinary Shares.

We have never paid dividends and do not expect to pay any dividends in the foreseeable future.

We have not paid any cash dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend to reinvest any earnings in our business and do not anticipate declaring or paying any cash dividends until we have an established revenue stream to support continuing dividends. Further, since we are a holding company, our ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us. Accordingly, investors in our securities cannot rely on dividend income, and any returns on an investment in our securities will likely depend entirely upon any future appreciation in the price of such securities.

We are a foreign private issuer, and, as a result, we are not subject to certain rules and obligations that are applicable to a U.S. domestic public company and are not subject to certain Nasdaq corporate governance listing standards that are applicable to a Nasdaq-listed U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities, and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers are required to file their annual report on Form 10-K in less time. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

Furthermore, because we are a foreign private issuer, we have elected to comply with our home country governance requirements and certain exemptions thereunder, rather than complying with certain of the Nasdaq corporate governance listing standards that are applicable to U.S. companies listed on the Nasdaq. Furthermore, Nasdaq listing standards generally require Nasdaq-listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities, which we are not required to follow as a foreign private issuer. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our Ordinary Shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of the Company Board.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation.

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Ordinary Shares held by non-affiliates equals or exceeds $700 million as of the end of our second fiscal quarter before that time or if we have total annual gross revenues of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following fiscal year end; or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort towards ensuring compliance with them, and we cannot predict or estimate the amount or timing of such additional costs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is Carbon Revolution Public Limited Company (formerly known as Poppetell Limited).  The Company was incorporated in Ireland as a public limited company on July 5, 2017.  The Company’s registered office is 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland, +353-1-920-1000.

On November 3, 2023, the Company consummated the business combination pursuant to the terms of a Business Combination Agreement, dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of the Company, with shareholders of Twin Ridge receiving Ordinary Shares, in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by assumption by the Company of the obligations under such warrants, including to become exercisable in respect of Ordinary Shares instead of Twin Ridge ordinary shares. Prior to the Business Combination, we did not conduct any material activities other than those incident to our formation and certain matters related to the Business Combination, such as the making of certain required securities law filings and the establishment of subsidiaries to effect the Business Combination. Upon the closing of the Business Combination, Carbon Revolution became the direct, wholly owned subsidiary of the Company, and holds all material assets and conducts all business activities and operations of the Company. In addition, Twin Ridge, Carbon Revolution and the Company implemented a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, dated as of November 30, 2022, as amended or supplemented from time to time, which resulted in all shares of Carbon Revolution being canceled in return for consideration, with Carbon Revolution issuing one share to the Company (resulting in Carbon Revolution becoming a wholly-owned subsidiary of the Company) and the Company issuing Ordinary Shares to the shareholders of Carbon Revolution. The Company is currently driving the industrialization of its production processes and has commissioned the initial phase of a new Mega-line.  The Mega-line project, plus associated investments across the facility, is a staged expansion program which is aligned with expected future production requirements. Subsequent phases are expected to progressively expand production through 2025 to support projected volumes from both awarded and expected new programs.

The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and information statements, and other information that the Company files with or furnishes electronically to the SEC. These reports and other information are also available on the Company’s website at https://www.carbonrev.com/. The information contained on the Company’s website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

The Company

The Company had no operations prior to entering into the Scheme Implementation Deed and Business Combination Agreement. The Company’s sole purpose was to become a holding company following the Business Combination. Upon the closing of the Business Combination, the Company became the direct parent of, and conducts its business through, its wholly-owned subsidiary, Carbon Revolution Limited, and its wholly-owned subsidiary, Carbon Revolution Operations Pty Ltd (references to the Company include these subsidiaries).  Carbon Revolution is an Australian-based technology company manufacturing advanced carbon fiber wheels. Established in 2007, Carbon Revolution is the first company globally to successfully develop and manufacture single-piece carbon fiber wheels to original equipment vehicle manufacturer (“OEM”) quality standards, with commercial adoption with several major OEMs and across numerous vehicle platforms to date.

Since its first OEM program for the Ford Shelby Mustang GT350R commenced production in 2015, Carbon Revolution has been awarded a further 17 programs with six OEMs, and progressively increased production capacity to address increasing OEM demand. Carbon Revolution has penetrated the performance and premium end of the market with production programs to date including programs with Ford (GT and Mustang Shelby GT350R and GT500 and Mustang Dark Horse), Ferrari (488 Pista/ F8 Tributo & F8 Spider, SF90 Stradale, 812 Competizione, 296 GTB and GTS), General Motors (Chevrolet Corvette Z06/Z07 and E-Ray), and Renault (Megane RS Trophy R). Jaguar Land Rover has now launched its Range Rover Sport SV, the first SUV wheel program launch for Carbon Revolution.

The Company is currently supplying wheels to global OEMs for luxury and high-performance vehicles and SUVs, and is developing wheels for electric vehicles (“EVs”) under contract for its OEM customers. As of November 3, 2023, the Company has six awarded programs currently in production and a further seven awarded programs in development. Based on awarded programs as at September 30, 2023 (and excluding programs that are contracted for engineering), the Company has a projected remaining lifetime gross revenue of A$1.05 billion (US$730 million) (“Backlog”).

The Company’s wheels deliver a weight saving of up to 40%-50% compared to comparable aluminum wheels. These wheels and the Company’s manufacturing processes are protected by an extensive IP portfolio, including trade secrets and 82 granted patents, and 21 pending patents (including two PCT applications and one provisional application) across 14 patent families in key jurisdictions around the world.

Technology

The Company designs and manufactures technically advanced, high-performing, lightweight carbon fiber wheels. These wheels deliver a weight saving of up to 40%-50% compared to comparable aluminum wheels, which could deliver an up to 5%-10% increase in range for an EV, if associated weight reduction were to be reinvested in battery mass (with the top end of range assuming further benefits derived from additional aerodynamic, NVH, and structural enhancements).

Carbon Fiber

Carbon fiber is one of the strongest and lightest materials on earth. Carbon fiber is made when dry carbon fabric or fibers are permeated with a synthetic resin which then cures to form a rigid polymer that locks into place the fibers and allows the mechanical properties of them to be exploited. A composite structure is typically made up of many layers of carbon fiber, the strength of which is affected by their orientation and many other composite design variables. The resulting strength and stiffness of a composite part can be controlled during the design and manufacturing process of the composite fiber layup.

This also makes the design and construction of structural components highly technically challenging as there are so many variables and complexities to consider in both design and manufacturing, particularly the design and manufacturing of a safety critical part that experiences the forces and environments experienced by a wheel.

Carbon Revolution has spent 15 years devoted to solving these challenges and to developing and commercializing its technology.

Product Engineering

The Company engineering team has many years of experience with composite technology, with years of experience in automotive and aerospace design. The Company’s product engineers employ cutting-edge computer modeling tools to optimize the composite structures to very precise specifications, seeking to develop wheels that improve vehicle performance and efficiency.

The Company has developed a suite of virtual engineering techniques using computational methods to design its wheels. These methods simulate and analyze the structural performance of wheel designs and enable the Company to build and test designs in a virtual environment. These advanced tools allow the team to simulate demanding on-vehicle conditions, encompassing lifetime fatigue, race conditions and impact events, with the goal of improving wheel design and accelerating the testing and validation process prior to physical prototypes being built. Once testing and virtual validation goals are achieved, outputs for manufacturing are created including drawings, specifications, reports and programs to allow prototypes to be built and their performance verified.

Smart Factory

The Company’s principal operations, which include its corporate office and 10,000m2 purpose-built facility, are located in Geelong, approximately 46.5 miles southwest of Melbourne, Australia. This facility has received IATF16949 and ISO9001/14001 certification, allowing the Company to become a tier-one supplier to the world’s leading automotive manufacturers.

At the heart of the Company’s production system is an advanced quality tracking system. Each wheel is tracked and data collected throughout the manufacturing process to assess conformance with customer requirements.

Manufacturing

Raw Material

Carbon fiber is sixteen times the tensile strength of aluminum, and it provides a 44% weight saving over aluminum when in composite form. We believe that this distinctive combination of strength and light weight has reshaped the world of aerospace and motorsport over the last decade. Carbon fiber is now being used throughout the automotive industry to dramatically improve vehicle efficiency, comfort, and control. The Company’s trade secrets include its ‘dry fiber’ manufacturing processes, which allow full control of fiber placement and material properties, to create a wheel which is much lighter than the comparable aluminum wheel.

The Company contracts with various suppliers for raw materials that are integral to its finished products. The Company sources its principal commodities such as carbon fiber, carbon fiber fabrics, resins, paints and aluminum hardware from various countries around the world, including Australia, France, the United Kingdom and the United States. The Company works closely with its various suppliers to assess availability and manage inventory. The Company is not substantially dependent on any single supplier. Although the Company has encountered inflationary and demand-related pressures on the prices of such raw materials from time to time, the fluctuations in such prices have not been more volatile than prevailing overall macroeconomic conditions.

Fabrication

The Company’s confidential manufacturing processes shape and form the carbon fiber into the complex internal structure of the wheel. Automated operations result in high-volume and precision fabrication of the carbon fiber preforms. Then, the preformed carbon fiber components are quality checked and assembled into the tool in preparation for resin infusion.

Infusion/Injection

Once the resin is injected into the preformed carbon fiber components, checks and measurements are made before the wheel can be removed from the tool. Advanced measuring instruments control temperature, pressure and other processing parameters. The one-piece carbon fiber wheel then emerges from the tooling, ready for post cure and then final machining, finishing and quality checks.

Finishing

To achieve our customer’s aesthetic requirements, molded wheels then progress through the Company’s patent-pending Diamond Weave Technology™, which creates a beautiful carbon fiber surface finish appearance on the visible surface of the wheel face.

Quality

The machined wheel is coated, assembled and prepared for shipping and final inspections are completed. Every wheel must pass a three-dimensional CT X-Ray scan and leak tests to ensure integrity of the parts. Additionally, key wheel dimensions are measured and a visual inspection is undertaken to ensure finished wheels meet specifications. The quality assessment process is highly repeatable and controllable, ensuring the Company consistently delivers high-quality products to its customers.

Thermal Barrier Coating

To shield the wheel from the extreme brake temperatures generated during track use, the Company has developed its own thermal barrier coating (“TBC”) technology using a confidential process to give its TBC wheels increased thermal resistance to heat from the brake system.

Testing

The Company conducts various testing procedures during the development of its wheels to assess their strength and durability for extended use in all conditions, on the road and on the track. Testing and validation requirements are developed in conjunction with each customer and undertaken in-house, by our global testing partners and/or by our customers.

Impact Testing

Company wheels are engineered to withstand impacts. Impact laboratory tests simulate impacts from potholes and curbs, using a calibrated striker to verify the strength of the wheel design and quality of manufacturing.

Fatigue Testing

To ensure the durability of the Company’s wheels, the Company uses the most advanced wheel testing methods. utilizes a biaxial fatigue test that simulates the dynamic environment of cornering fatigue on a vehicle by applying concurrent vertical and lateral loads to the wheel and tire assembly.

Vehicle Testing

Laboratories are able to provide a controlled environment to create repeatable tests, but real-world situations provide final validation of the ability of Carbon Revolution wheels to perform in unpredictable conditions. In developing its technology, Carbon Revolution conducts vehicle testing for potholes and curb strikes, as well as extended durability testing on tracks and roads around the world. OEM partners also conduct extensive on-vehicle validation prior to the relevant vehicle (with Company wheels) entering full production.

Benefits of Carbon Fiber Wheel

Consumers can now experience a one-piece carbon fiber wheel that utilizes lightweight aerospace grade technology. Carbon Revolution wheels are up to 40%- 50% lighter than the comparable aluminum wheels resulting in significant improvements to unsprung mass and range benefits to electric vehicles. The unsprung mass is the portion of the vehicle’s mass that is not supported by the suspension springs, but is connected directly to the road. This includes 100% of the tire, wheel, hubs, bearings, brake rotors and calipers, and knuckle. Since the suspension system bridges between unsprung and sprung mass, only 50% of the suspension is usually considered unsprung. This step change reduction in rotating unsprung mass delivers a number of important performance and efficiency enhancements and other benefits.

Increased Performance & Efficiency

Reducing mass from the vehicle’s wheels reduces its unsprung mass.

Furthermore, reducing wheel mass reduces rotational mass. A lighter wheel is easier to move and easier to stop when moving. This reduction in wheel mass vastly improves a vehicle’s efficiency, increasing performance and reducing energy consumption.

Range And Fuel Economy

Improving wheel efficiency reduces the amount of energy required to accelerate. This reduces fuel consumption and increases range for both internal combustion engine (“ICE”) vehicles and for EVs. For an EV, this improved efficiency can deliver an up to 5%-10% increase in vehicle range if the associated weight reduction were to be reinvested in battery mass. The top end of the range assumes further benefits are derived from additional aerodynamic, road noise and structural enhancements.

Acceleration & Braking

Making a wheel lighter reduces its inertia, making it easier to input a force to that wheel. This includes acceleration, deceleration and cornering. On the road, this means faster acceleration and reduced stopping times. On the track, this means improved lap times.

Better Cornering

The Company’s lightweight wheels make a noticeable difference, whether on track or in everyday driving.

Reducing unsprung mass allows the suspension springs and shock absorbers more precisely control the wheel/tire motion, keeping the tire in better contact with the road, resulting in sharper steering and handling. Mechanical grip is improved as the wheel is in better contact with the road, making it easier to track around corners and put down power.

These benefits can result in better lap times and an improved driving experience.

Strength

Modern vehicles are heavy, particularly EVs, as they carry a large number of batteries. This added weight must be borne by the vehicle’s wheels. Carbon fiber reinforced polymers can be developed to be much stronger than aluminum for a given weight of material, allowing the Company to make lightweight wheels that meets OEM requirements while being significantly lighter. The Company also completed the virtual validation of a prototype wheel design for a CH-47 Chinook helicopter, with a vertical static design load requirement of over 19,800 kg per wheel.

Aerodynamics

Carbon fiber composite manufacturing processes allow the creation of high performance thin wall structures because the raw materials typically start life in sheet or roll forms and are laid up onto hard tooling where they are required. This is a contrast to aluminum casting processes where very hot liquid aluminum is poured into a mold to fill a cavity, as the metal cools it solidifies. This process is restricted by requiring all areas of the casting to have a minimum thickness requirement to ensure the metal does not cool too fast and solidify before the cavity is full. While aerodynamic designs may be possible with metal wheels, the added weight of the larger surface area required to create an aerodynamic form reduces the efficiency benefit. Carbon fiber allows the design of highly efficient thin aerodynamic structures in the wheel without significant weight penalty.

Larger Wheels

The automotive market continues to move towards larger wheels. However, the weight of increasingly large steel and aluminum wheels creates additional challenges for EV manufacturers. EVs are already heavier than equivalent ICE vehicles due to the weight of batteries, and additional weight on a vehicle reduces its range. As the size of these wheels increase, it becomes increasingly challenging to incorporate them into vehicles with EV batteries, given the combined weight. The additional weight of the larger wheels also increases the strain on vehicle suspension, challenges vehicle performance and makes it harder for manufacturers to meet performance targets for the vehicles.

The Company is well progressed with the development of a 24-inch carbon fiber wheel, which is as strong as an aluminum wheel of the same size but weighs the same as an 18-inch aluminum wheel – around 40-50% lighter. At that wheel size, weight savings can be more than 100 lbs. across four wheels.

Noise, Vibration and Harshness (“NVH”)

Carbon fiber wheels can reduce road noise compared to aluminum wheels. Compared to metal wheels, the low density, high stiffness and highly damped nature of carbon fiber composite wheels reduce the transmission of road noise into the cabin.

Unlike metals, carbon fiber is an anisotropic material, which means the wheel design can be tailored to maximize stiffness in a certain direction that is most critical for modal performance or to avoid certain resonant frequencies, which coincide with other frequencies in the vehicle and can be an annoyance for vehicle occupants. Road noise reduction is particularly important in EVs, where near silent powertrains make road noise more apparent to occupants. While strategies to reduce sound (such as insulation around the cabin) typically result in adding weight to a vehicle, Company wheels can reduce noise transmission, thereby providing further weight saving opportunities for EV manufacturers.

Durability

After more than a decade of research and development, the Company’s wheels have been designed to meet all OEM durability requirements while delivering significant weight savings.

Design Freedom and Flexibility

Another benefit of the Company’s carbon fiber wheel technology is the appearance of the carbon fiber weave through the surface coatings on the wheel. The Company can offer design freedom and flexibility in this respect to customers, as well as a diverse range of different colors and patterns that can be incorporated into the wheel by leveraging the Company’s patent-pending Diamond Weave TechnologyTM.

Business Model and Strategic Priorities

The Company primarily generates revenue through the sale of carbon fiber wheels to global OEMs. The Company also generates revenue through the provision of associated engineering services and customer owned tooling related to the development of those wheel sales to global OEMs. As those services and tooling requirements are specific to each individual program, the related revenue streams are volatile. Recovery for these engineering services and tooling are agreed as part of the overall commercial agreement for each wheel program and vary from program to program. The sale of Company wheels takes place under supply contracts with OEMs.

Although the OEM agreements are each on different terms (particularly when the contract is with a different OEM, typically, a vehicle program commences with the Company and the OEM agreeing an advanced wheel design (often delivered under a detailed design and engineering agreement) and a formal request for quotation process (which typically includes forecast program volume requirements by the OEM), following which the Company and the relevant OEM enter into a supply agreement (award). There is no guarantee that programs that are contracted for engineering will proceed to award, however the Company has a very strong record in converting engineering contracts to award and has in all but one instance been awarded a platform post engineering that was ultimately produced by the OEM.

The supply agreement (award) typically sets out the pathway forward, including timeline for expected program lifecycle, daily or weekly production capacity requirement of the Company, the OEM engineering and tooling contribution and wheel pricing.

The supply contracts are typical automotive industry supply agreements that are entered into prior to the commencement of production of a particular vehicle program. A wheel program typically lasts for around 3 to 7 years. For each of the vehicle programs for which the Company has a supply contract, the supply contract imposes on the Company an obligation to have capacity to produce and supply, if requested, a stated minimum number of wheels (the required daily or weekly production requirement referred to above) for the OEM over a specified period (given the OEM wishes to have contractual certainty that there will be enough wheels available for its vehicle production program). The production capacity obligation is not a commitment on the OEM to purchase any wheels. Typically, OEMs also provide blanket purchase orders and rolling forecast requirements for at least two to three months in advance of the required production with binding releases typically provided through electronic data interchange on a rolling weekly basis.

Automotive Market Trends & Growth Focus

The Company has prioritized the automotive new vehicle wheel market, where its lightweight wheels deliver substantial performance and efficiency benefits. Since the first Carbon Revolution wheel was released to the OEM market in 2015, performance benefits associated with improving wheel efficiency have become well accepted and have led to adoption in the performance and premium/luxury vehicle categories by six OEMs including Ford, Ferrari, General Motors, Jaguar Land Rover and Renault. All of the Company’s 18 awarded programs to date as of November 3, 2023 (including the six currently in production) were or are for vehicles in the performance or premium/luxury and SUV vehicle segments of the new vehicle automotive market.

The portfolio of contracted programs not yet in production includes seven awarded programs, of which five are in the performance or premium/luxury internal combustion engine vehicle segments, with the other two being the Company’s entry into the EV SUV / pick-up segment. This demand for the Company’s technology from global OEMs in the EV segment demonstrates not only the rapid gains in market share which EVs are experiencing, but, we believe, also that OEMs see our wheel technology, and particularly the weight savings it offers without sacrificing any other design, performance or safety element, as enabling to range extension.

Driving this demand is an increased understanding of the significant benefits of our lightweight technology which can enable OEM vehicle engineers to deliver an increase in range (without any significant investment in overall vehicle design or manufacturing plant, because the wheels are a “bolt-on” weight-saving solution), or to include other features or elements to a vehicle without reducing range due to the offset in weight provided by Carbon Revolution wheels.

We believe the weight saving opportunities afforded by carbon fiber wheels are particularly relevant as the global automotive market increasingly moves towards larger wheel sizes.

Additional benefits of carbon fiber wheels are their potential to reduce road noise inside the cabin, which is a significant challenge for EVs, coupled with aerodynamic improvements.

As of November 3, 2023, one of the two most recent programs to enter production is a premium SUV (the Range Rover Sport SV) and two awarded programs in development are for EV SUV / pick-ups.  This shift towards SUVs and pickups demonstrates the gains in market share which these vehicle segments are experiencing. It also demonstrates that the Company has started to penetrate beyond the performance and premium/luxury vehicle segments.

The increase in popularity of SUVs and pickups is also coinciding with a move by OEMs towards larger wheel sizes. However, the weight of increasingly large steel and aluminum wheels creates additional challenges for EV manufacturers. EVs are already heavier than equivalent ICE vehicles due to the weight of batteries, and additional weight on a vehicle reduces its range. As the size of these wheels increase, it becomes increasingly challenging to incorporate them into vehicles with EV batteries, given the combined weight. The additional weight of the larger wheels also increases the strain on vehicle suspension, challenges vehicle performance and makes it harder for manufacturers to meet performance targets for the vehicles.

The Company is well progressed with the development of a 24-inch carbon fiber wheel, which is as strong as an aluminum wheel of the same size but weighs the same as an 18-inch cast aluminum wheel – around 40% - 50% lighter than an equivalent 24-inch aluminum wheel. At that wheel size, weight savings can be more than 100 lbs. across four wheels.

We believe that the Company is well positioned to capitalize on the shift that is concurrently occurring towards both EVs and larger wheel sizes as a result of the benefits offered by the Company’s carbon fiber wheels – as evidenced by the fact that four of the ten programs under development are for EVs, and all five of the wheel programs in production or development for SUVs or pickups are expected to have wheel size greater than or equal to 22 inches in diameter.

The Company’s growth focus includes adding higher volume OEM wheel programs as the Company penetrates beyond the performance and premium/luxury vehicle segments, with a particular focus on EVs, given the relevance of our weight saving benefits for EVs and larger formats such as SUVs and light trucks, and continuing to service and expand within the performance and premium/luxury vehicle segments.

Production Progress

The Company is driving the industrialization of its production processes and is commissioning the first phase of its first Mega-line. Wheel production began off the line in early 2023 and commissioning complete in Quarter 3, 2023 calendar year (“CY”), including commissioning of two new mold stations and an associated resin delivery unit. Production on the Mega-line of the third generation rim layup machine (ARL3) also began in mid-2023. Mega-line expenditures to date exceed $10 million, and subsequent phases to be funded primarily from the proceeds of OIC financing to progressively expand production through 2025, servicing projected volumes from both awarded and expected new programs.

The Company’s Mega-lines represents industrialized and highly automated advanced manufacturing cells which, when installed, are expected to deliver high volumes with dramatically reduced labor inputs. Developed with the latest Industry 4.0 technology, the Mega-line started to deliver improvements in production scale and economics to enable the Company to deliver large volume programs to a broader cross-section of the market. Wheel production involves a complex series of primarily bespoke productive assets that perform discrete processes with specialized tooling to support those assets. The actual productive capacity of the plant is a function of product mix and tooling investment, with different products requiring different production times arising from features such as size, styling, material requirements and other characteristics.

Future Expansion Opportunities

The Company aims to leverage its technology into adjacent industries, such as the aerospace and transportation sectors. The Australian Defence Force has already accepted virtual validation of the wheel designed by the Company for the Boeing CH-47 Chinook helicopter, which would be the Company’s first entry to the aerospace market. It is expected that this wheel design would offer a 35% weight saving compared to the existing metal wheels and would, if further developed through to a fully validated and accepted product, enable retrofitting of the carbon fiber wheel to existing hardware, opening an opportunity on the global fleet of CH-47 helicopters.

The Company is committed to investing in, improving and growing its operations to further its position at the forefront of carbon fiber wheel design and development into the future, and maximizing value and sustainable returns for shareholders.

Research and Development

As an advanced manufacturing business, research and development are at the core of the Company’s business model. The Company (and prior to the Company, Carbon Revolution) has spent over 15 years developing proprietary technology across its advanced products, and manufacturing processes. In FY23, the Company continued to invest strongly in the research and development required to improve the product technology, bring its production processes to full industrialization and develop an increased number of customer programs. In-line with the Company’s expectations, R&D expenses were A$16.2 million with additional A$4.9 million capitalized as intangible assets in fiscal year 2023. Research and development activities are carried out by more than 90 in-house technicians, engineers and researchers, of which ten have PhDs. The Company also works with leading universities, including Deakin University, and other research organizations in developing its technology.

Intellectual Property

The ability of the Company to protect its advanced lightweight carbon fiber technology is critical to the Company maintaining its competitive advantage in the automotive wheel market. The Company engages specialist service providers to help the Company protect the intellectual property it owns and develops in key jurisdictions around the world.

The Company currently holds 82 granted patents and approximately 21 pending patents (including two PCT applications and 1 provisional application) across 14 patent families and key jurisdictions around the world.

Competition

The Company believes that it is well positioned in the market and it is the only company globally to have successfully developed and manufactured single piece carbon fiber automotive wheels to OEM quality standards with commercial adoption across several major OEM models.

Beyond the Company, there are only a limited number of competitors currently able to manufacture a carbon fiber automotive wheel. The Company believes this is because carbon fiber wheel technology is difficult to engineer and manufacture to OEM performance and quality specifications in a repeatable way.

Current competitors with publicly disclosed programs include:

•
Action Composites (“Action”): Action (formerly Thyssenkrupp Carbon Components) has developed carbon fiber wheels for Porsche using a braided rim technology. These wheels are reportedly 20% lighter than Porsche’s regular aluminum wheels for the vehicle;

•	Blackstone Tek (“BST”): BST produces single piece carbon fiber wheels for the motorcycle and automotive aftermarkets;

•	Bucci Composites (“Bucci”): Bucci has developed a low volume 22-inch single piece carbon fiber wheel for the Bentley Bentayga Mulliner and a 20-inch aftermarket carbon fiber automotive wheel;

•	Duqueine Group (“Duqueine”): Duqueine has developed a single piece carbon fiber wheel for the Alpine A110R;

•
Dymag Group Limited (“Dymag”): Dymag sells carbon fiber motorcycle wheels and two piece carbon fiber wheels for the automotive aftermarket and niche vehicle manufacturers, and has recently developed a prototype 21-inch carbon fiber hybrid wheel in collaboration with Hankuk Carbon and Hyundai;

•	Lacks Enterprises (“Lacks”): Lacks has developed a two-piece wheel with a carbon fiber rim and a forged aluminum face, including for the Dodge Challenger SRT Demon 170;

•	ESE Carbon (“ESE”): ESE has developed a single piece carbon fiber wheel and has a focus on the aftermarket; and

•
Mubea Carbo Tech (“Carbo Tech”): Carbo Tech has developed carbon fiber wheels for BMW using a carbon-fiber/aluminum hybrid wheel, with an aluminum hub and spokes and a carbon-fiber rim. The hybrid wheel option for the vehicle such wheels are made for appears to be approximately equivalent in weight to the forged aluminum wheel option that is also offered for the vehicle. In addition, Carbo Tech’s website refers to a Carbo Tech single piece carbon fiber wheel consisting or a carbon fiber composite “rim bed and rim spider”.

The Company is also aware of other competitors manufacturing carbon fiber wheels; however, these appear to be at an early stage of development or focused more on the secondary market after the sale of a vehicle by an OEM to the customer or for low volume programs.

As the Company continues to industrialize its operations, and potentially expand its manufacturing operations offshore to lower cost jurisdictions in the future, it expects unit costs of production to fall further. If this occurs, it may permit Company wheels to be adopted across a broader range of vehicles outside the high performance and luxury segments. This is likely to be driven by the value proposition and trade-offs of Company wheels becoming increasingly attractive to OEM customers and end consumers.

Government Regulation

Safety standards in the manufacture of vehicles and automotive equipment have been established under the National Traffic and Motor Vehicle Safety Act of 1966, as amended. We believe that we are in material compliance with all federal standards currently applicable to manufacturers of OEM automotive wheels.

Environmental Compliance

Our manufacturing facilities, like other manufacturing companies, are subject to solid waste, water and air pollution control standards mandated by federal, state and local laws. Violators of these laws are subject to fines, penalties, injunctions, cancelation of license or permit, and remedial action notices. We believe our facilities are in material compliance with all presently applicable standards. We expect that future environmental compliance expenditures will not have a material effect on our consolidated financial position or results of operations. However, climate change legislation or regulations restricting emission of “greenhouse gases” could result in increased operating costs. Refer to “Item 3.D Key Information—Risk Factors—The Company’s business may be impacted by climate change, existing or new environmental regulations, and related risks” in this Report.

C.	Organizational Structure

Upon the closing of the Business Combination, Carbon Revolution became a direct, wholly-owned subsidiary of the Company.  The significant subsidiaries of the Company and direct subsidiaries of Carbon Revolution are listed below:

Name	Principal Activities	Country of Incorporation	Equity Interest held by Carbon Revolution
Carbon Revolution Operations Pty Ltd	Carbon fiber wheels	Australia	100%
Carbon Revolution Technology Pty Ltd	Carbon fiber wheels	Australia	100%
Carbon Revolution (USA) LLC	Carbon fiber wheels	United States	100%
Carbon Revolution (UK) Limited	Carbon fiber wheels	United Kingdom	100%

D.	Property, Plants and Equipment

The Company’s principal operations, which include its corporate office and manufacturing facilities, are located in Geelong, which is situated approximately 75 kilometers from Melbourne, Australia. The Geelong facility is a purpose-built facility constructed in 2014 by Deakin University, on whose campus the facility sits, and progressively fitted out by the Company with its carbon fiber wheel manufacturing equipment and infrastructure. The Company leases the 10,000m2 facility under a lease until November 21, 2028, with two options to renew of five years each. The Company’s facility and related assets are subject to a lien as collateral under the terms of the New Debt Program.  The Company believes that the footprint of its current building is suitable and sufficient to meet its anticipated needs for the foreseeable future as it progresses the build of the Mega-Line.

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis provides information which the Company’s management believes is relevant to an assessment and understanding of Carbon Revolution’s consolidated results of operations and financial condition. This discussion and analysis should be read in conjunction with Carbon Revolution’s audited consolidated financial statements and the related notes included elsewhere in this Report. This discussion and analysis should also be read together with the Item 4 of this Report and financial statements and notes included in Item 8 of this Report. This discussion and analysis contains forward-looking statements based upon current expectations that are subject to known and unknown risks, uncertainties and assumptions. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” under Item 3 of this Report and elsewhere in this Report. You should read the following discussion in conjunction with the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

The financial information reported herein has been prepared in accordance with IFRS and is presented in Australian dollars unless otherwise stated.

This discussion and analysis focuses on information and key statistics from the audited consolidated financial statements and considers known risks and uncertainties relating to the automotive sector. This discussion should not be considered all-inclusive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other elements may or may not occur which could affect industry conditions and/or Carbon Revolution in the future.

Company Overview

The Company had no operations prior to entering into the Scheme Implementation Deed and Business Combination Agreement. The Company’s sole purpose was to become a holding company following the Business Combination. Upon the closing of the Business Combination, the Company became the direct parent of, and conducts its business through, Carbon Revolution. Carbon Revolution is an Australia-based technology company manufacturing advanced carbon fiber wheels. Established in 2007, Carbon Revolution is the first company globally to successfully develop and manufacture single-piece carbon fiber wheels to OEM quality standards, with commercial adoption with several major OEMs and across numerous vehicle platforms to date. Carbon Revolution has progressed from producing single prototypes to designing and manufacturing at scale, high-performing wheels for some of the fastest street cars and most prestigious brands in the world.

In July 2023, the Company passed the milestone of 70,000 wheels sold. During FY23, the Company sold wheels for vehicles built by Ford, Ferrari, General Motors and Jaguar Land Rover, and entered into supply agreements (“awards”) to provide wheels to car makers for future models.

The below table represents a summary of the awarded programs the Company currently has under contract.

Stage of Awarded Program Lifecycle (1)		Programs
Awarded programs in production		6	Ferrari SF90 Stradale Ferrari 812 Competizione Ferrari 296 GTB GM Corvette Z06/Z07/E-Ray JLR Range Rover Sport SV Ford Mustang Dark Horse
Awarded Programs in development	Electric Vehicles	2	2 SUV / Pickup
	Premium ICE Vehicles	5	5 Performance vehicles
Total Active Awarded Programs		13
Programs in Aftersales		5	Ford Mustang GT350R Ford GT500 Ford GT Ferrari 488 Pista / F8 Tributo Renault Sport Megane Trophy R

(1)    As of November 3, 2023

The Company ramped up production on the Corvette Z06/Z07/E-Ray program in Q3 FY 2023 (following production on that program backing off in the second half of CY2022 as a result of supply chain issues affecting the customer). Production by Carbon Revolution of wheels for its first premium SUV program (the Range Rover Sport SV) commenced in Q3 FY23 and are being produced on the first phase of the Mega-line. The latest wheel program with Ford, which is now in production, is the 2024 Mustang Dark Horse.

In FY23, the first phase of the Mega-line was commissioned and installed and is producing customer wheels. In the final months of FY23, the production rate steadily increased, with improved reliability and tool loop cycle times. We exited the financial year with strong production cost improvement following the Mega-line commissioning and increased volumes.

With increasing customer demand for our wheels, as evidenced by the record number of active programs and record quarterly revenue for the third quarter of CY2023, and the first phase of the Mega-line development now in operation, we believe Carbon Revolution is well positioned to deliver on its potential and purpose, supported by additional Mega-line capacity being added through to 2025.

Recent Developments

Closing of the Business Combination

On November 3, 2023, we completed the Business Combination and Carbon Revolution became a wholly owned subsidiary of the Company. Upon consummation of the transactions in connection with the Business Combination (the “Transactions”), the Company became publicly traded on Nasdaq under the ticker symbol “CREV” and warrants trading under the ticker symbol “CREVW.”

The Business Combination was accounted for as a capital reorganization. Under this method of accounting, the Company was treated as the “acquired” company for financial reporting purposes. For accounting purposes, Carbon Revolution is deemed to be the accounting acquirer in the Transaction and, consequently, the Transaction is treated as a capital reorganization. Accordingly, the Business Combination is treated as the equivalent of Carbon Revolution issuing shares at the closing for the net assets of the Company (including the net assets of Twin Ridge) as of the closing date, accompanied by a recapitalization as Carbon Revolution will not be the legal acquiror. Carbon Revolution is, consequently, deemed to be the accounting predecessor meaning that Carbon Revolution’s consolidated assets, liabilities and results of operations will become the historical financial statements of the Company. Under IFRS2, the difference between the fair value of the Ordinary Shares issued to Twin Ridge shareholders compared to the net liabilities of Twin Ridge is recognized in the profit and loss statement as a listing expense. The shares issued by the accounting acquirer are recognized at fair value and recorded as consideration for the acquisition of the public shell company, Twin Ridge. The net assets of Twin Ridge are stated at historical cost, with no goodwill or other intangible assets recorded. This is expected to be consistent with carrying value. The Transaction, which is not within the scope of IFRS 3 since Twin Ridge does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2.

Entry into the New Debt Program

On May 23, 2023, Carbon Revolution announced the establishment of a new US$60 million (A$90.1 million)2 debt program (the “New Debt Program”) arranged by PIUS Limited LLC and its affiliates (“PIUS”). Under the New Debt Program, as amended, Carbon Revolution issued notes to U.S. “qualified institutional buyers” or “institutional accredited investors” in transactions exempt from the registration requirements of the Securities Act of 1933. The notes are secured by the Carbon Revolution’s present and after-acquired property, including its intellectual property but excluding certain excluded property and certain excluded intellectual property.  The total amount borrowed under the New Debt Program is US$60 million (A$90.1 million). Of this: (i) US$13.1 million (A$19.7 million) was deducted from the proceeds on account of costs (comprising approximately US$8.8 million (A$13.1 million) for the premium on the insurance for the program plus various other fees and transactional costs relating to the New Debt Program); (ii) US$9.9 million (A$14.9 million) was used to repay the amounts owed by Carbon Revolution to previous key lenders (including Export Finance Australia and Timelio); (iii) US$15.5 million (A$23.2 million) was deposited into certain reserve funds of which US$5.8 million (A$8.6 million) was released following satisfaction of certain insurance conditions; and (iv) US$7.3 million (A$10.9 million) was used to pay creditors who assisted Carbon Revolution with its prior liquidity initiatives. US$5 million (A$7.5 million) is scheduled to be released after 6 months if not required for covenant cures in that period, US$0.3 million (A$0.5 million) will be used for initial interest payments and the balance of US$4.4 million (A$6.6 million) is held as a payment reserve.

OIC Financing

2  Foreign exchange rate is as of May 23, 2023 at a rate of $1 USD = $1.501 AUD.

On September 21, 2023, the Company entered into a Securities Purchase Agreement (the “OIC Purchase Agreement”) and other documents (the “OIC Documents”) with the OIC Investors and Carbon Revolution (for the limited purposes set forth therein), pursuant to which the Company agreed to sell (i) up to an aggregate of 1,100 Class A preferred shares with a nominal value of US$0.0001 per share (the “Preferred Shares”), which are not convertible into Ordinary Shares, and (ii) a warrant (the “OIC Warrant”) to acquire up to an aggregate of 19.99% of Ordinary Shares calculated on a fully-diluted basis following the consummation of the Business Combination (the “OIC Warrant Shares”), with the right to acquire 12.50% of fully-diluted Ordinary Shares vesting immediately following the Business Combination, and the right to the remainder vesting upon the achievement of certain subsequent conditions. The investment in the Preferred Shares is staged in three tranches: (i) $35 million funded by the OIC Investors at the Initial Closing (as defined below) and immediately available by the Company for the use of proceeds described herein, (ii) $35 million funded by the OIC Investors at the Initial Closing into an escrow account, subject to release to the Company at a reserve release closing (as defined in the OIC Purchase Agreement) upon satisfaction of the conditions described below, and (iii) up to $40 million to be funded by the OIC Investors at one or more subsequent closings (as defined in the OIC Purchase Agreement) upon notice to the OIC Investors and satisfaction of the conditions described below, including approval by OIC Investors’ Investment Committee. On November 3, 2023, we consummated the Initial Closing and received $35 million in funding from the OIC Investors and the OIC Investors deposited $35 million into an escrow account which will be released, subject to the satisfaction of certain conditions, at any reserve release closing.

Key Trends and Uncertainties

Key Factors Affecting Operating Results

The Company believes that its performance and future success depend on several factors that present significant opportunities for the Company but also pose risks and challenges, including those discussed below and in the section of this Report titled “Risk Factors”.

As of November 3, 2023, the Company has thirteen active awarded programs with five global OEMs (six of which programs are currently in production and seven of which are in the development phase). The Company also has a number of prospective OEM wheel programs in its business development pipeline, some of which are under detailed design and engineering agreements. The Company has projected volumes and pricing across this portfolio of OEM programs (including awarded programs in production, awarded programs not yet in production, programs that are under design and engineering agreements but not awarded, and prospective pipeline programs) to determine forecast revenue for the relevant period. However, when a program is awarded, the OEMs do not provide volume commitments and the contracts are not take or pay by nature; and the projections also include projected sales in respect of programs that are not yet awarded. The Company has experienced delays in orders for wheels in the past, including where commencement of production is later than expected as a result of the OEM delaying the release of the relevant vehicle, but has also had actual lifetime volumes exceeding award volumes for most of its completed programs. The Company’s ability to meet forecasts for the relevant period also depends on our ability to ensure that the production facility has sufficient capacity to produce the forecast wheel volumes. Our ability to meet forecasts and predict future profitability also depends upon our ability to manage expenses, including our initiatives to improve our production efficiency and reduce labor costs per wheel, as well as the costs of raw materials. As the Company is still in a growth phase, fixed costs are relatively high proportionally and a delay or reduction in wheel sales can have a significant impact on the financial results. Refer to the section entitled “Risk Factors” in Item 3 of this Report.

Financial Overview

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Report.

The following table sets forth Carbon Revolution’s consolidated results of operations data for the periods presented in Australian dollars for FY23, FY22 and FY21, with a convenience translation in US dollars for FY23 in the first column also included.

Consolidated Statements of Profit or Loss

	$ 2023 US ’000	$ 2023 AU ’000	$ 2022 AU ’000	$ 2021 AU ’000
Sale of wheels	24,806	37,477	38,276	32,205
Engineering services	351	530	464	2,732
Sale of tooling	167	253	1,596	—
Revenue	25,324	38,260	40,336	34,937
Cost of goods sold	(36,467)	(55,094)	(57,445)	(49,232)
Gross loss	(11,143)	(16,834)	(17,109)	(14,295)
Other income	2,049	3,096	4,320	10,506
Operational expenses	(1,984)	(2,997)	(2,013)	(3,366)
Research and development	(10,710)	(16,180)	(16,933)	(10,513)
Administrative expenses	(9,641)	(14,566)	(13,146)	(15,690)
Marketing expenses	(989)	(1,494)	(1,550)	(938)
Capital raising transaction costs	(16,379)	(24,746)	—	—
Finance costs	(3,642)	(5,502)	(1,390)	(1,704)
Loss before income tax expense	(52,439)	(79,223)	(47,821)	(36,000)
Income tax expense	—	—	—	—
Loss for the year after income tax	(52,439)	(79,223)	(47,821)	(36,000)

Comparison of Years Ended June 30, 2023 and June 30, 2022

FY23 revenue of $38.3 million was 5% down on FY22 and below Carbon Revolution’s original expectations primarily due to timing of the Corvette program. Shipments for this program resumed progressively beginning in January 2023 (following production on that program backing off in the second half of CY2022 as a result of supply chain issues affecting the customer) and we exited the financial year with strong sales momentum.

Initial revenue from the newly launched Range Rover Sport SV program was included in FY23 following production commencing in the third quarter of FY23.

The average price of wheels sold in FY23 was $2,847, a 6% increase on FY22 due primarily to product mix changes.

As global automotive supply chain issues are gradually resolved, production rates are expected to rise. We are confident that the strong demand for our wheels and the completion of the Business Combination will provide a clear path for Carbon Revolution’s long-term profitability and growth.

Engineering services and tooling are revenue earned during the development phase of a new wheel program. The revenue streams fluctuate every year because every program has a different structure with respect to engineering and tooling compensation set forth in the applicable contract.

Gross loss improved to $16.8 million  from $17.1 million  in FY22. Cost of Goods Sold (“COGS”) per wheel increased 6% to $4,126 per wheel in FY23. Mix of wheels more weighted to older technology resulted in higher price and cost per wheel, but with higher margin. Improvements in future periods are expected to arise from efficiency and scale benefits.

Selling, general and administration expenses (being operational, administrative and marketing expenses) increased by $2.4 million  to $19.1 million  as inflationary pressures on these expenses were offset by a focus on cost control. The increase in costs is driven mainly by increase in employment costs in preparing Carbon Revolution for its growth and the listing in the US market with higher costs for the audit.

Research and development in FY23 of $16.2 million decreased by 4% from FY22 and includes $2.5 million of amortization ($1.4 million in FY22). Carbon Revolution’s primary research and development costs consist of wheel design and engineering costs, implementing new and proven wheel or production technology, testing and validation wheels and new program launch costs. These investments are required to improve our carbon fiber wheel technology, bring our production processes to full industrialization and develop an increased number of customer programs. Capitalized development costs in FY23 were $4.9 million, compared to $6.0 million in FY22.

Other income in FY23 of $3.0 million decreased by 28% from FY22, and comprised primarily of government grants.

Finance costs of $5.5 million and capital raising costs of $24.7 million were incurred in FY23 to support the New Debt Program and the Transaction. These higher finance and capital raising costs substantially contributed to the increased loss after tax of $79.2 million, compared with a loss of $47.8 million in FY22.

Income tax – At June 30, 2023, Carbon Revolution had income tax losses of $172.8 million and R&D tax credits of $28.0 million at year end (2022: income tax losses $129.1 million and R&D tax credits $23.0 million) for which no deferred tax asset is recognized on the statement of financial position as they are currently not considered probable of realization.

Comparison of Years Ended June 30, 2022 and June 30, 2021

For a discussion of Carbon Revolution’s consolidated statements of operations for the years ended June 30, 2022 and June 30, 2021, see the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Carbon Revolution—Consolidated Statements of Profit or Loss” in our Registration Statement on Form F-4/A (333-270047) filed with the SEC on August 28, 2023.

B.	Liquidity and Capital Resources

Overview

Since Carbon Revolution was established in 2007, it has funded its operations principally through the issuance of ordinary shares, the incurrence of debt, and government grants or subsidies. As of June 30, 2023, Carbon Revolution had $19.6 million in cash and cash equivalents. The table below presents Carbon Revolution’s cash flows for the periods indicated.

Cash flow	2023 AUD $m	2022 AUD $m	Change AUD $m
Net cash used in operating activities	(52.5)	(46.0)	(6.5)
Capital Expenditure	(13.1)	(15.6)	2.6
Intangible Expenditure	(4.9)	(6.0)	1.2
Net cash used in investing activities	(18.0)	(21.6)	3.6
Net cash from financing activities	66.5	3.3	63.2
Net cash outflow	(4.0)	(64.3)	60.2

Net cash used in operating activities increased to $52.5 million from $46.0 million with increases in receipts from customers of $12.1 million and government grants of $11.7 million, respectively, which included a level of early payments arising from liquidity initiatives. These were offset by increases in borrowing costs of $20.7 million related to initial cost of the New Debt Program and $9.0 million of transaction costs.

Net cash used in investing activities decreased by 16.9% to $18 million. While Carbon Revolution continued to support Mega-line milestones and invested in program development, management of cash expenditure and collections was a priority focus throughout the year given balance sheet constraints, especially before the completion of the New Debt Program in May 2023.

Net cash provided by financing activities significantly increased by $63.2 million, arising primarily from the net proceeds of the New Debt Program.

Net Debt (in AUD, as of June 30, 2023)

	FY23 $m	FY22 $m	Change $m
Loans and borrowings
Current	13.9	18.7	(4.8)
Non-current	70.8	4.3	66.5
Total loans and borrowings	84.7	23.0	61.7
Less: Cash and cash equivalents	(19.6)	(22.7)	3.1
Less: Restricted trust fund	(14.7)	-	(14.7)
Adjusted debt	50.4	0.3	50.1

See Note 4.2.3 in Item 18 for disclosure of our financial instruments, including maturity dates.

Adjusted debt in FY23 increased/(decreased) by $50.1 million mainly due to the New Debt Program.

Comparison of Years Ended June 30, 2022 and June 30, 2021

For a discussion of Carbon Revolution’s liquidity and capital resources for the years ended June 30, 2022 and June 30, 2021, see the section “Liquidity and Capital Resources” in our Registration Statement on Form F-4/A (333-270047) filed with the SEC on August 28, 2023.

Non-IFRS Metric

Adjusted debt is calculated as total borrowings (current and non-current) less cash and cash equivalents and restricted trust fund. We believe that Adjusted debt is an important measure to monitor leverage and evaluate our financial position. A limitation associated with using Net Debt (Net Cash) is that it subtracts cash and cash equivalents and restricted trust fund and therefore may imply that there is less Company debt than the comparable IFRS measures indicate. We believe that investors may find it useful to monitor leverage and evaluate our financial position using Adjusted debt, although these measures are not explicitly defined under IFRS.

The non-IFRS financial measures described in this Report should not be viewed in isolation and are not a substitute for IFRS total debt. Additionally, our calculation of Adjusted debt may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Set forth below is a presentation of Adjusted debt, including the items included in this measure and a reconciliation from total debt for the year.

Reconciliation of Adjusted debt (in AUD, as of June 30, 2023)

Borrowings	FY23 A$m	FY22 A$m	Change A$m

Current	13.9	18.7	(4.8)
Non-current	70.8	4.3	66.5
Total Debt	84.7	23.0	61.7
(Less) Cash and cash equivalents	(19.6)	(22.7)	3.1
(Less) Restricted trust fund	(14.7)	-	(14.7)
Adjusted debt	50.4	0.3	50.1

Operation and Funding Requirements - Current Outlook

There is increasing customer demand for the Company’s wheels and with the first phase of the Mega-line development now in production, we believe that the Company is well positioned to deliver on its potential and purpose.

The Company’s key focus areas for the upcoming 12 months include:

•	Expansion of the production capacity of the Mega-line through both efficiency gains and the introduction of new production assets;

•	Capturing demand for carbon fiber wheels from current programs, including the Corvette Z06/Z07/E-Ray program;

•	Successful launches and ramp up of production of new programs including the wheels for the JLR Range Rover Sport SV and Ford Mustang Dark Horse and a number of yet to be named programs;

•	Development activities for contracted programs and further awards of new programs;

•	Working collaboratively with existing and new customers to apply its technology to the emerging generation of electric vehicles;

•	Delivering production cost improvements relating to labor and material costs with the objective of materially improving contribution margin;

•	Raising sufficient funds to support the growth of the company;

•	Reducing cash burn by minimizing operating and capital expenditure; and

•	Introducing the business to the US investment community via investor meetings and investor conferences.

New Debt Program

On May 23, 2023, Carbon Revolution announced the New Debt Program with PIUS. Under the New Debt Program, as amended, Carbon Revolution issued notes to U.S. “qualified institutional buyers” or “institutional accredited investors” in transactions exempt from the registration requirements of the Securities Act of 1933. The notes are secured by the Carbon Revolution’s present and after-acquired property, including its intellectual property but excluding certain excluded property and certain excluded intellectual property.

The total amount borrowed under the New Debt Program is US$60 million (A$90.1 million). Of this:

•
US$13.1 million (A$19.7 million) was deducted from the proceeds on account of costs (comprising approximately US$8.8 million (A$13.1 million) for the premium on the insurance for the program plus various other fees and transactional costs relating to the New Debt Program); and

•	US$9.9 million (A$14.9 million) was used to repay the amounts owed by Carbon Revolution to previous key lenders (including Export Finance Australia and Timelio).

This resulted in net new funding of US$37.0 million (A$55.5 million) on May 23, 2023 for general corporate and other working capital purposes. Of this:

•
US$15.5 million (A$23.2 million) was deposited into certain reserve funds of which US$5.8 million (A$8.6 million) has been released after certain insurance conditions were met. US$5 million (A$7.5 million) is scheduled to be released after 6 months if not required for covenant cures in that period, US$0.3 million (A$0.5 million) will be used for initial interest payments and the balance of US$4.4 million (A$6.6 million) is held as a payment reserve; and

•	US$7.3 million (A$10.9 million) was used to pay creditors who assisted Carbon Revolution with its liquidity initiatives.

The New Debt Program, as amended, contains four financial covenants, which the Company is required to meet:

•
agreed thresholds for revenue, assessed monthly on a rolling trailing six month basis with specific agreed targets for each testing period, with the first testing period being the 6 months expiring June 30, 2023;

•
agreed thresholds for EBITDA, assessed monthly on a rolling trailing six month basis with specific agreed targets for each testing period, with the first testing period being the 6 months expiring June 30, 2023;

•
maximum capital expenditure (capex) limits, assessed monthly and initially assessed on a rolling trailing six month basis with specific agreed maximum capex for each testing period with the first testing period being the 6 months expiring June 30, 2023, and moving to a rolling trailing 12 month basis in January 2024; and

•
minimum cash available requirements for each month until the average monthly EBITDA (based on the previous consecutive three months) of the Company becomes positive, following which the measure will be based on a current amount.

Subject to the cure right available for the revenue and EBITDA covenants described below, a breach of a financial covenant which is not cured, entitles Newlight Capital LLC, an affiliate of PIUS and the servicer and collateral agent under the various loan documents (the “Servicer”), to accelerate payment of the principal and interest owed under the notes, and enables enforcement of the security provided in connection with the New Debt Program. The New Debt Program is secured by all of the present and after-acquired property of Carbon Revolution and its subsidiaries, except for certain excluded property and certain excluded intellectual property.

The revenue and EBITDA covenants are subject to cure provisions. In the event of revenue or EBITDA performance falling below the covenanted threshold amount, the Company is permitted to make a payment equal to or greater than the shortfall, which will also reduce the principal balance owed on the New Debt Program. The amount of the payment would be added as a permanent adjustment to the revenue for the relevant 6 month testing period. This cure right can be used up to five times over the course of the New Debt Program but a maximum of twice in any four-month period.

If the Company is not able to meet its financial covenants (including through exercise of any cure rights available to cure such breach), the Servicer may exercise its rights under the program documents, including accelerating payment of the principal and interest owing, enforcing upon the security, taking legal action, and commencing liquidation proceedings, any or all of which would have a material adverse effect on the Company, its business, financial condition and its creditors, as well as the value of its shares.

In addition to the financial covenants described above, the New Debt Program contains a number of other positive and negative covenants and obligations binding on the Company and its subsidiaries.

If Carbon Revolution or the Company does not complete a US$60 million (A$90.3 million)3 Qualified Capital Raise (as defined in the New Debt Program documentation), including the issuance of equity or subordinated debt that does not require certain payments until at least 180 days after the repayment of the New Debt Program, by December 31, 2023, the Company must pay US$1,500,000 paid in cash and provide 50,000 Ordinary Shares to the servicer on the earlier of the (i) refinancing or payoff of the New Debt Program and (ii) May 1, 2027, provided that, if the Company raises at least US$45 million in one or more Qualified Capital Raises, the number of Ordinary Shares provided to the servicer shall be reduced by one Ordinary Share for every US$300 raised over US$45 million.

The program documents contain customary events of default, including (amongst other things):

•	failure to make a payment due under the agreement by the due date;

•	existence of circumstances which could result in a material adverse effect;

•	a change in control of the Carbon Revolution Group (prior to the Business Combination);

•	events of insolvency, judgment debt, asset seizure and impairment of security;

•	material misrepresentation; and

•	if any portion of the guaranty ceases to be in full force and effect.

An event of default entitles the Servicer to exercise its rights under the program documents, including accelerating payment of the principal and interest owing, enforcing upon the security, taking legal action, and commencing liquidation proceedings, any or all of which would have a material adverse effect on Carbon Revolution, its business, financial condition and its creditors, as well as the value of its shares.

OIC Financing

Carbon Revolution announced on September 22, 2023 that the Company entered into the OIC Documents with the OIC Investors. On November 3, 2023 (the “Initial Closing”), in accordance with the terms of the the OIC Documents, the Company issued the Preferred Shares and the OIC Warrant in exchange for initial gross proceeds of US$35 million (A$54.7 million).  Further proceeds are available in additional tranches, comprising of up to US$35 million (A$54.7 million) which have been deposited by OIC in an escrow account, and which funds are subject to release upon satisfaction of further conditions and up to a further US$40 million (A$62.5 million) in aggregate proceeds upon satisfaction of further conditions to be used for the development, construction, and/or retooling of future manufacturing facilities. The Preferred Shares resulted in OIC being provided with substantial positive and negative control rights in respect of the Company, and the OIC Warrant entitles OIC to be issued up to 543,918 Ordinary Shares.

3 Foreign exchange rate is as of June, 28, 2023 at a rate of $1 USD = $1.505 AUD.

Under the OIC Financing:

•
Subject to and on the satisfaction of further conditions (see below), the Company will issue US$5 million of Preferred Shares to OIC and receive US$5 million in funding from the Reserve Funds if, prior to the Second Reserve Release (as defined below), the Company receives aggregate gross proceeds of at least US$10 million from one or more issuances and sales of the Ordinary Shares to one or more third party persons (other than OIC and its affiliates) (“First Reserve Release”).

•
Subject to and on the satisfaction of further conditions, by December 1, 2024, or if the Company continues to work in good faith to satisfy the relevant condition, January 31, 2025, the Company will issue Preferred Shares to OIC equal in amount to the remaining Reserve Funds (US$30 million) plus accrued interest and receive the remaining Reserve Funds (“Second Reserve Release”).

•
In the 24 months following the Initial Closing, the Company will, to the extent additional financing is necessary for the development, construction and/or tooling associated with any future manufacturing facility or for material upgrades to Carbon Revolution’s existing Mega-line plant operations in Australia (“Plant Investments”), have the right, subject to meeting certain conditions described below, to request that OIC subscribe for up to US$40 million of further Preferred Shares less a 2% subsequent structuring premium (“Subsequent Financing”). Completion of any such Subsequent Financing is subject to approval by OIC’s investment committee.

The proceeds received from the issuance of Preferred Shares under the OIC Financing must generally be used consistent with a budget agreed between the Company and OIC. In connection with the OIC Financing, an affiliate of OIC will receive a ‘monitoring fee’ of US$80,000 per year for so long as the Preferred Shares remain issued and outstanding.

Preferred Shares

Under the terms of the Preferred Shares, each Preferred Share:

•	has a term of up to five years from the Initial Closing and may be redeemed earlier at the election of the Company;
•	is entitled to a fixed rate of dividend of 12% per annum, which accrues daily and is payable quarterly in cash or in kind by the issue of additional Preferred Shares at the Company’s election; and
•	is expected to be accounted for as borrowings.

OIC Warrants

Under the OIC Financing, OIC was issued the OIC Warrant, a warrant to purchase Ordinary Shares at an exercise price of US$0.01 per Ordinary Share (adjusted from time to time in accordance with the terms of the OIC Warrant).

The OIC Warrant has a term of seven years from the Initial Closing unless exercised earlier in accordance with its terms. The OIC Warrant may be exercised for cash or may be exercised on a cashless basis.

Under the terms of the OIC Warrant, OIC will be entitled to subscribe for Ordinary Shares that equal up to 543,918 Ordinary Shares, which vest in tranches comprising:

•	12.49%, on and from the Initial Closing; plus
•	5%, following the issue of Preferred Shares to OIC in connection with the Second Reserve Release; plus
•	2.5%, subject to OIC not having failed to fund a Subsequent Financing upon the satisfaction of the relevant conditions by the Company, upon the earlier of:
−	completion of a Subsequent Financing; and
−	24 months after the Initial Closing.

Remaining Conditions of the OIC Financing

a.	Reserve Funds

The conditions before completion of any subscription for and issue of Preferred Shares relating to the Reserve Funds are similar to a subset of those set out above for the Initial Tranche but also include:

•           for the First Reserve Release (of US$5 million): the earlier of Company having raised at least US$10 million from the issuance of Ordinary Shares (including through the CEF as described in the scheme booklet but subject to exceptions) (“First Reserve Release Condition”) or meeting the Second Reserve Release Condition (as defined below); and

•           for the Second Reserve Release (of US$30 million): the Company having refinanced or repaid the New Debt Program on terms reasonably satisfactory to OIC, having realized a specified wheel production target and having realized a specified unit cost target or delivered evidence to OIC that it will be able to do so (“Second Reserve Release Condition”).

 Furthermore, if the Company fails to refinance the New Debt Program, meet the specified wheel production target or unit cost target prior to December 1, 2024 (or, if the Company is continuing to work in good faith to complete or satisfy these items at December 1, 2024, on or prior to January 31, 2025), or fails to obtain the Share Capital Reduction Order (as defined below) within 60 days of the Initial Closing, OIC may choose to release the Reserve Funds and subscribe for the relevant Preferred Shares, withdraw from escrow the entire amount of the Reserve Funds (plus interest) or do some combination of the two.

b.	Subsequent Financing

The conditions before completion of any Subsequent Financing (for up to US$40 million) are similar to a subset of those set out above for the Initial Tranche but also include:

•	certain conditions relating to any future manufacturing facility constructed on or after the date of the OIC Purchase Agreement; and

•	OIC’s investment committee approves in its discretion the subscription for the relevant Preferred Shares.

Share Capital Reduction

Following the Initial Closing, the Company will apply to the High Court of Ireland for an order to confirm the Share Capital Reduction within 10 business days of the Initial Closing, and will use best efforts to obtain such order as promptly as practicable (and in any event within 60 days of the Initial Closing). The Share Capital Reduction is intended to create a level of distributable profits which are available to cover, in part, the amount of any cash dividend or redemption amount payable to the holders of the Preferred Shares. If the Share Capital Reduction is implemented, the funds included in the Company’s reserves will be permitted to be used for paying dividends and redeeming the Preferred Shares, which may reduce the Company’s funds available to fund operations and the Company’s growth without any amounts expended in such dividends or redemptions being paid to holders of Ordinary Shares.

Subsidiary Restrictions

In connection with the New Debt Program, under the Proceeds Disbursing and Security Agreement (“PDSA”) entered into on or about May 23, 2023, the Company’s Australian subsidiaries are restricted from paying dividends or making any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock, or permitting any of their subsidiaries to do so outside the Carbon Revolution Group, subject to certain exceptions, such as (i) the repurchase of stock of former employees as long as no event of default exists prior to such repurchase and/or would occur after giving effect to such repurchase, and provided that the aggregate amount of all repurchases by all Australian subsidiaries does not exceed US$250,000.00 per fiscal year; and (ii) cash payments in lieu of issuing fractional shares of its stock, provided that the cash payments do not exceed US$25,000.00 in aggregate in any fiscal year.  In addition, Carbon Revolution USA LLC, the Company’s United States subsidiary, must not provide intercompany indebtedness, loans and advances or pay dividends to the Company and is excluded from the definition of “Co-Obligor” under the PDSA, and so this entity does not benefit from the permitted provisions or exceptions under the PDSA.

Cash Flow Projections

Carbon Revolution has prepared the 12 Month Cash Flow Projections in connection with its assessment of its current and projected liquidity, including its financing needs and ability to continue as a going concern. The 12 Month Cash Flow Projections include all cash flows for the Company and its subsidiaries.

Carbon Revolution projects in the 12 Month Cash Flow Projections:

•
Net cash outflows (excluding costs related to the Transaction) from operating activities of approximately $70.5 million, being cash inflows from customers (and grants), less operating costs, research and development costs, working capital needs, principal repayments, and capital expenditure;

•
Net cash inflows from financing activities of $33 million, consisting primarily of raising new funding or accessing the Committed Equity Facility of $42.3 million and accessing US$5 million (A$7.8 million) of the funds of the OIC Financing held in escrow upon satisfaction of the First Reserve Release Condition, offset by $14.1 million of Transaction costs indicated to be payable during the remainder of the projection period, as well as $3.1 million relating to other financing activities;

•
The Group will meet its covenants, as amended on September 18, 2023, under the New Debt Program except for the Adjusted EBITDA test where management forecasts breaches in February 2024 and August 2024. If it does not meet a covenant, the Group will seek to utilize the cure rights available to it in accordance with the New Debt Agreement.  Refer to Note 6.7, Subsequent Events to the financial statements located elsewhere in this Report. The covenants of the New Debt Program include the following:

•
Minimum Liquidity: From June 30, 2023 and for each month thereafter that the average monthly adjusted EBITDA (based on the previous consecutive three months) of the Group is less than zero, the Combined Group (as defined in the New Debt Program) must satisfy a minimum available cash requirement covenant, which requires the total cash available to the Group to be greater than or equal to the minimum available cash requirement. The minimum available cash requirement is an amount not less than the product of the absolute value of the average monthly adjusted EBITDA for the three months most recently ended on such date multiplied by 6.00 for the fiscal months ending June 30, 2023 to November 30, 2023 (originally June 30, 2023 to October 31, 2023) and 9.00 for the fiscal month ending December 31, 2023 (originally November 30, 2023) and on the last day of each month thereafter.

•
The Co-Obligors (as defined in the PDSA) on a consolidated basis shall have revenue (determined in accordance with IFRS) for the period of the six consecutive fiscal months  ending on the last day of each fiscal month set forth in the New Debt Program (each, a “Test Period”) (but excluding the Test Period ending September 30, 2023 (originally no such exclusion)) of not less than the amount set forth opposite such month under the column “Minimum Trailing Sixth Month Revenue”, as reflected in the applicable Compliance Certificate (as defined in the New Debt Program) (together with calculations evidencing the same).

•
The Co-Obligors on a consolidated basis shall have Adjusted EBITDA for each Test Period (but excluding the Test Period ending September 30, 2023 (originally no such exclusion)), of not less than the amount set forth under the column “Minimum Trailing Sixth Month Adjusted EBITDA” opposite such period in the New Debt Program, as reflected in the applicable Compliance Certificate (together with calculations evidencing the same).

•
Commencing on the Closing Date (as defined in the New Debt Program) until August 31, 2023, and commencing again on November 1, 2023 (originally no such exclusion), the Co-Obligors shall at all times maintain a reserve in U.S. Dollars in a deposit account at Commonwealth Bank of Australia or such other account bank as may be acceptable to Servicer in an amount of not less than the debt service payments on the Term Advance (as defined in the New Debt Program) consisting of the sum of (i) the next three (3) months of interest payments, plus (ii) the next three (3) months of principal payments, plus (iii) the next three months (3) of applicable fees including Loan Monitoring Fees (clauses (i), (ii), and (iii), collectively, the “Debt Service Reserve”).

There is risk that the Group may not be able to meet all of its covenants under the New Debt Program and the lender may not waive any potential future breaches.

Cash Flow and Liquidity Initiatives

As of the date of issuance of the financial statements, the Group and the Company are undertaking the following funding initiatives:

OIC Financing

Carbon Revolution announced on September 22, 2023 that the Company entered into the OIC Documents with the OIC Investors, under which, subject to satisfaction or waiver of a number of conditions, (including Implementation), the Company agreed to issue the Preferred Shares and the OIC Warrant to OIC in exchange for initial gross proceeds of US$35 million (A$54.7 million) with further proceeds to be available in tranches, comprising of up to US$35 million (A$54.7 million) that OIC agreed to deposit in an escrow account, which funds are subject to release upon satisfaction of further conditions and up to a further US$40 million (A$62.5 million) in aggregate proceeds upon satisfaction of further conditions to be used for the development, construction, and/or retooling of future manufacturing facilities (“OIC Financing”). The initial net proceeds of US$35 million (A$54.7 million) was received by the Company on November 3, 2023.

The Company has issued a guarantee letter to Carbon Revolution whereby the Company guaranteed that the net proceeds received from OIC on the First Reserve Release (defined below) will be contributed to Carbon Revolution.

Under the OIC Financing:

•
The Company has issued US$35 million ($54.7 million) of Preferred Shares to OIC (“Initial Tranche”) and received US$35 million ($54.7 million) in aggregate gross proceeds, less amounts applied to cover certain transaction costs and an initial structuring premium payable to an entity associated with OIC of US$1.75 million ($2.7 million) (“Initial Structuring Premium”).

•	US$35 million ($54.7 million) have been deposited into an escrow account controlled by OIC (“Reserve Funds”).

•
Subject to and on the satisfaction of further conditions, the Company will issue US$5 million (A$7.8 million) of Preferred Shares to OIC and receive US$5 million (A$7.8 million) in funding from the Reserve Funds if, prior to the Second Reserve Release, the Company receives aggregate gross proceeds of at least US$10 million ($15.6 million) from one or more issuances and sales of Ordinary Shares to one or more third party persons (other than OIC and its affiliates) pursuant to the First Reserve Release.  Carbon Revolution projects in its 12 Month Cash Flow Projections that the First Reserve Release will occur by February 2024.

•
Subject to and on the satisfaction of further conditions by December 1, 2024, or if the Company continues to work in good faith to satisfy the relevant condition, January 31, 2025, the Company will issue Preferred Shares to OIC equal in amount to the remaining Reserve Funds plus accrued interest and receive the remaining Reserve Funds pursuant to the Second Reserve Release. The Second Reserve Release is not included in the 12 Month Cash Flow Projections as management does not expect the Second Reserve Release to take place within the projection period.

•
In the 24 months following the Initial Closing, the Company will, to the extent additional financing is necessary for Plant Investments, have the right, subject to meeting certain conditions described below, to request a Subsequent Financing. Completion of any such Subsequent Financing is subject to approval by OIC’s investment committee. The Subsequent Financing is not included in the 12 Month Cash Flow Projections as management does not expect the Subsequent Financing to take place within the projection period.

The proceeds received from the issuance of Preferred Shares under the OIC Financing must generally be used consistent with a budget agreed between the Company and OIC. In connection with the OIC Financing, an affiliate of OIC will receive a ‘monitoring fee’ of US$80,000 ($123,000) per year for so long as the Preferred Shares remain issued and outstanding.

There are risks associated with the OIC Financing including but not limited to:

•	There are no assurances as to when the closing conditions for the OIC Financing for the Reserve Funds or Subsequent Financing will be satisfied;

•	The Company’s ability to raise further capital is subject to consent from OIC; and

•
The Company Board may not be able to act in the best interests of the Company or the Company shareholders as a result of the terms of the OIC Documents that impose obligations on the Company or restrict the Company’s ability to engage in some business activities, which could materially adversely affect the Company’s business, results of operations and financial condition.

Advance Payment Arrangement

The Group has entered into bailment and advanced payment arrangements over the last 12 months with one of its key customers for shipped goods to be paid in advance in exchange for certain discounts. The Group plans to continue to request bailment and advance payment arrangements with this customer and the 12 Month Cash Flow Projections assume that the bailment and advanced payment arrangement will continue to be granted.

There are risks associated with the bailment and advance payment arrangements including but not limited to:

•	There is no contractual arrangement with the key customer that requires it to accept the request for the bailment and advance payments;

•	The customer may not accept the Group’s request for the bailment and advance payments; and

•	There may be a delay in the customer accepting and making the bailment and advance payments.

New Equity

In addition to the OIC Financing, the 12 Month Cash Flow Projections include the Company and its subsidiaries (the “Group”) raising gross funds of approximately US$27.5 million (A$42.3 million) in connection with the partial use of the Group’s US$60 million (A$92.3 million) CEF. The 12 Month Cash Flow Projections project US$10 million (A$15.4 million), $US7.5 million (A$11.5 million), and $US10 million (A$15.4 million) of gross funds will be raised in February 2024, April 2024, and June 2024, respectively. The 12 Month Cash Flow Projections also include deferred transaction costs of $10.6 million to be paid from these funds, according to the terms of the vendor deferral arrangement.

In addition to the CEF, Twin Ridge also engaged Craig-Hallum Capital Group LLC to act as placement agent and capital markets advisor to support the Group in potentially raising additional funding. Craig-Hallum has in particular been engaged to identify and contact potential investors, formulate a strategy, coordinate due diligence and assist in preparing any offering documents.

There are risks associated with the new equity raising activities including but not limited to:

•
there may be a delay in the availability of the CEF (the CEF will not be available until after the filing by the Company of its annual report for the year ended June 30, 2023, which has not yet been filed with the SEC, and filing with the SEC of a registration statement for the resale of Ordinary Shares, and such registration statement being declared effective by the SEC);

•
the Group’s advisors that will be assisting in raising capital through the CEF may be unable to dispose of the shares of the Company on an ongoing basis. As the terms of the CEF will not require the advisor to purchase additional shares under the CEF beyond an overall ownership of 9.99% (the CEF Ownership Restriction) or US$10 million (A$15.4 million) per week, whichever is lower, the Group may have access to materially less than the US$27.5 million projected to be drawn under the CEF during the next 12 months;

•
In order for the Company to be able to draw down on the next advance, the CEF provider will be required to sell some or all of its Ordinary Shares issued as part of the first advance on market which, in the absence of significant demand for the Ordinary Shares, may put significant downward pressure on the trading price. This may cause the 9.99% shareholding cap under the next advance to be reached in conjunction with a lower US$ amount of cash raised under the CEF. This mechanism may create a downward spiral in the share price of the Company which may prevent CBR from being able to utilize the CEF to create liquidity;

•
When the Company lodges a request to drawdown an amount of equity from the CEF, the CEF Provider is specifically permitted to sell the shares in the Company during the period between lodgement of the request to drawdown and the date the shares are issued to it so that it may manage its risk should it need to. The agreement for the CEF deems a request to drawdown equity from the CEF to be an unconditional contract that is binding on both parties;

•
The CEF Provider is permitted to sell the shares in the Company for which it is bound to subscribe, before it is issued with them, and before it has paid the subscription price. This might be characterized as short selling of the Ordinary Shares. Accordingly, there exists the potential for the CEF Provider to place downward pressure on the trading price of the Ordinary Shares on the public market by short selling shares it does not yet own. This effect is more severe under the CEF than other ordinary short selling arrangements because the CEF Provider will not subsequently re-enter the public market to purchase the shares it has already sold (and by doing so, provide support for the trading price) but will instead simply deliver, to either the lender of the covered position or the purchaser if the short sale was naked, the shares subscribed for under the CEF when they are issued; and

•
the Group may not be able to raise further equity funds from sources other than the CEF in the amounts and within the timeframes necessary for the Group to remain solvent and to comply with its liquidity covenants, on satisfactory terms, or at all.

Other initiatives

As of the date of issuance of the financial statements, the Group has entered into the following cash flow, liquidity improvement, and funding initiatives:

•
The Group reached agreement with certain suppliers to defer total payments of $8.9 million including future invoices during the deferral period. Under the terms of these agreements, the deferred payments are required to be made in November 2023.

•
The Group reached agreement with certain of its advisers relating to the deferral of $23.7 million of fees owed to them at the closing of the Business Combination, with $10.6 million of these fees projected to be payable during the next 12 month period.

•
In connection with the OIC Financing, the Group obtained certain amendments to terms of the New Debt Program. Refer to Note 6.7 Subsequent Events to the financial statements included elsewhere in this Report.

Conclusion

The 12 Month Cash Flow Projections project that the Group will have sufficient funds to meet its commitments over the next twelve months based on the successful implementation of all of the above funding, cash flow and liquidity improvement initiatives. The directors consider they have reasonable grounds to believe that they will be successful in obtaining sufficient funding through New Equity. For these reasons the financial statements have been prepared on the basis that the Group is a going concern.

Should sufficient liquidity not be secured through the above funding initiatives, or should there be a delay in the timing of securing funds through these funding initiatives, this would have adverse implications for the Group, the Company’s shareholders and its creditors. As the Company is not yet profitable and does not yet derive positive net operating cash flows (and does not expect to be profitable or be able to derive positive net operating cash flows in the 12 month period of the 12 Month Cash Flow Projections), in these scenarios, the Group will need to seek other options, including seeking further liquidity support from customers and suppliers, delaying or reducing operating and capital expenditure, seeking waivers in respect of potential covenant breaches, the possibility of an alternative transaction or fundraising, and in the event that none of these are available, liquidation.

Based on the factors above, a material uncertainty exists which may cast significant doubt as to whether the Group will continue as a going concern and therefore whether it will realize its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial statements.

The Group financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

Contractual Obligations
Leases (in AUD, as of June 30, 2023)

	2023 $’000	2022 $’000
Right-of-use assets
Property	7,446	7,564
Lease liabilities
Current	645	579
Non-current	7,368	7,461
	8,013	8,040

Carbon Revolution has one lease for the head office and production facility. The lease agreement does not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Borrowings (in AUD, as of June 30, 2023)

	Interest rate %	Maturity	2023 $’000	2022 $’000
Current borrowings
Secured
Working capital facility	7.44%	May 2023	-	6,843
Term loan	6.15%	May 2023	-	2,889
Letter of credit facility	6.45%	May 2023	-	4,000
			-	13,732

Unsecured
Term loan with customer	10%	June 2024	4,523	-
Supplier finance arrangement	6.00% + RBA cash rate	-	9,306	4,954
			13,829	18,686
Non-current borrowings
Secured
Term loan	6.15%	December 2024	-	4,333
Term loan (USD)	8.50%	May 2027	70,833
			70,833	4,333

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

In May 2023, Carbon Revolution entered into the New Debt Program, a term loan of U.S Dollar $60 million (AUD 90.1 million) at an interest rate of 8.5% and an effective interest rate of 21.2%. The loan is denominated in U.S Dollar and is translated to Australian dollars at each reporting period. Principal repayments commence in December 2024, with monthly principal repayments of US$2 million. The program includes certain reserves in an amount of $14.3 million, that are not currently available at Carbon Revolution’s discretion and disclosed as restricted trust fund (refer to Note 4.1.1 to the financial statements included elsewhere in this Report). Costs of $20.7 million incurred in regard to the establishment of the term loan have been netted off with the loan amount and are being amortized over the term of the loan through the effective interest rate method.

When entering into the New Debt Program, Carbon Revolution repaid its Term loan, Letter of credit facility and working capital facility.

In 2023, Carbon Revolution entered a loan arrangement for $5.3 million with one of its customers as part of its bridge financing activities. The loan is repayable in three tranches including interest with the first repayment in December 2023 and the final repayment in June 2024 with an interest rate of 10%.

Carbon Revolution utilizes a payables and order / invoice management service with its logistics provider for the purchase and logistics management of certain raw materials. This service is classified as a supplier finance arrangement.

C.	Research and development, patents and licenses, etc.

See “Item 5. – Research and Development.”

D.	Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E.	Critical Accounting Policies and Estimates

Inventories

Management’s judgement is applied in determining the provision for impaired wheels.

Impaired wheel provisioning has been calculated using historical data as well as management experience in determining an adequate provision. Carbon Revolution uses a traceability system for all wheels which is used to identify and isolate wheels at risk of non-recoverability. Management judgement is applied to assign a probability of recovery to individual groups of wheels.

Fixed Assets

Management’s judgement is applied in determining whether any impairment is required on the property, plant and equipment. The impairment testing is performed at a cash generating unit (“CGU”) level, being Carbon Revolution Group, due to the unique nature of the business.

For the detailed impairment assessment, refer to “—Intangible Assets” below.

Intangible Assets

Internal development expenditure, including wheel prototypes, is capitalized if it meets the recognition criteria of IAS 38 Intangible Assets. This is considered a key judgment. The Company regularly assesses the probable future cash flows supporting the capitalization of development costs in accordance with the standard. The internal development expenditure is amortized beginning when the wheel prototype development is complete. Where the recognition criteria under IAS 38 are not met, the expenditures are recognized as an expense in the consolidated statements of profit or loss and other comprehensive income.

Carbon Revolution has no indefinite life assets and therefore performs an impairment test when impairment indicators are identified and for intangible assets not yet available for use. The impairment testing is performed at a CGU level, being Carbon Revolution Group as it is not possible to estimate the recoverable amount of the individual asset. In the financial year ended June 30, 2023, the share price of Carbon Revolution continued to reduce significantly and was considered  an indicator for impairment. Carbon Revolution used a value-in-use (“VIU”) discounted cash flow model and calculated the recoverable amount of the CGU. Key estimates included in the future cash flow projections relate to revenue growth rates, direct and operating costs and capital expenditure, in addition to the terminal growth rate and discount rates noted below. Given Carbon Revolution is still in its growth phase post its Australian initial public offering in 2019, Carbon Revolution is not yet able to produce wheels profitably. The Company is driving the industrialization of its production processes and constructing its first Mega-line. Developed with the latest Industry 4.0 technology, the Mega-line will deliver improvements in production scale and economics that will enable the Company to deliver large volume programs to a broader cross-section of the market. The fully operational Mega-line, which is expected in 2025, together with the greater scale of the business are anticipated to reduce the direct cost per wheel from $2,658 in FY23 to c. $1,500 in the long term. The cash flow model includes next year’s budgeted results, with the remaining years based on growth projections with reference to key structural and market factors, utilizing past experience, external data and internal analysis. The key structural and market factors considered are in relation to the automotive new vehicle wheel market, the increase in carbon fiber wheel demand, the continued structural migration from alloy wheels to carbon wheels and GDP growth rates. Management also anticipates growth from market penetration, and continued evolution of products, and economies of scale achieved.

Management is satisfied the recoverable amount of assets exceed the carrying amount with a headroom of $32.77 million and therefore no impairment charge has been recognized during the year.

The following key assumptions were used in testing for impairment:

−
Post-tax discount rate: 11.5%. The incremental borrowing rate used for the post-tax discount rate does not consider any element of default risk associated with Carbon Revolution, which is not relevant in assessing the return expected from the assets.

−	Terminal value growth rate beyond 5 years: 2.7%
−	Compound annual growth rate wheel volume: 14.8%
−	Direct Material costs reduce from $1,306 per wheel in FY23 to $832 in the terminal year
−	Direct Labor costs reduce from $1,324 per wheel in FY23 to $589 in the terminal year

Deferred income

Under the relevant grant agreements, the government has a right to require all or part of a grant to be repaid in certain circumstances. Due in part to Carbon Revolution’s funding position following the execution of the MMI grant agreement, Carbon Revolution has been delayed from complying with the expenditure requirements and early milestones under the agreement. Carbon Revolution has previously reported its progress to the Government and Carbon Revolution is seeking to update the activity budget and schedule and will request an extension of time to complete the project. There is a risk that the Government does not approve any revised budget or schedule and/or may not grant Carbon Revolution an extension of time to complete the project, which may result in Carbon Revolution being in breach of the agreement and a risk of the Government seeking to claw back funding provided to Carbon Revolution. Management believe that it is not probable that the Government will claw back the funding provided to Carbon Revolution.

Borrowings and other financial liabilities

Debt issuance costs are included in the EIR calculation if it is directly attributable to the issuance of the debt. This is considered a key judgement. In obtaining the USD term loan, Carbon Revolution paid $20.6 million of initial costs which have been included in the EIR. Management determined that these costs are directly incremental to the issuance of the USD term loan.

The additional amounts that become payable if the Qualified Capital Raise is not completed have not been included in the effective interest rate calculation as management projects to be able to complete the Qualified Capital Raise. This is considered a key judgement.

Transaction costs

Carbon Revolution recognized $24.7 million of transaction costs in FY23. In recognizing the transaction costs, management considered the requirements under IAS 37 Provisions, contingent liabilities and contingent assets. As management determined that it is probable that the transaction will close, success fees for services incurred that are payable upon transaction closure have been provided for.

Income Tax

Deferred tax assets are recognized for deductible temporary differences, carry forward unused tax credits, and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax credits, or unused tax losses can be utilized.  Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Management have determined that it is not appropriate to recognize a deferred tax asset until consistent levels of profitability can be demonstrated. The deferred tax asset has been recognized only to the extent of available taxable temporary differences.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in Item 1 of this Report.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements and Understandings

Ms. Dedo and Messrs. Jordan, Lutz and Masanovich were selected from a list of director candidates mutually agreed between Carbon Revolution and Twin Ridge. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or executive officer.

B.	Compensation

Overview

Carbon Revolution became our wholly owned subsidiary upon the closing of the Business Combination on November 3, 2023, and its senior management became our senior management. The following summarizes the compensation earned by the executive officers of Carbon Revolution for the fiscal year ended June 30, 2023. This section also discusses the material elements of the executive compensation policies and decisions of Carbon Revolution and important factors relevant to an analysis of such policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the information presented in the following tables and the corresponding narrative.

Elements of Remuneration

Total remuneration is designed to attract, retain and reward executives to deliver sustainable returns for shareholders. Given that, a significant proportion of total remuneration is “at risk” and performance based. The key elements of Carbon Revolution’s executive key management personnel remuneration framework, since Carbon Revolution listed on the Australian Securities Exchange, are summarized below:

(i)    Fixed – annual remuneration includes base salary, superannuation (pension contributions), other eligible salary sacrifice benefits and employee rights where this has been substituted for base salary. Annual remuneration is reviewed annually based on performance and economic data or on promotion.

(ii)   At risk – short-term incentive (“STI”) is an annual incentive opportunity delivered in cash and equity, or 100% equity (typically equity includes STI deferral). The Carbon Revolution Board sets financial, and non-financial objectives for this element and determines overall weighting of the objectives annually based on business priorities. The Carbon Revolution Board has the discretion to adjust STI outcomes to ensure that individual outcomes are appropriate. Typically, fifty percent of STI award is made in cash or fully vested equity and 50% deferred into rights, which is subject to a continuous service condition. This generally requires the participant to remain employed until the one year anniversary on which the rights are granted. For fiscal year 2023, STIs were awarded at 40% and 45% of maximum opportunities for the CEO and CFO respectively, based on corporate and individual performance. This results in a fiscal year 2023 STI award of A$90,000 and A$157,590 for the CFO and CEO respectively.

(iii)  At risk – long-term incentive (“LTI”) is a three-year incentive opportunity delivered through options or performance rights with vesting dependent on service conditions and achievement of challenging performance conditions. Immediately following completion of the vesting period, the performance conditions are tested to determine whether, and to what extent, awards vest. This element is intended to promote the opportunity for executives to build their interests in Carbon Revolution’s equity and to achieve shareholder alignment through equity ownership. During fiscal year 2023, all fiscal year 2020 Options vested. None of these options have been exercised as the share price is significantly below the exercise price of $2.60. No other LTI plan vested as they have not reached the end of their performance period. No grant was made for the fiscal year 2023 LTI plan as the board determined it was appropriate to consider this further in light of the potential Merger. Should shareholders approve the Merger, the Company Board will determine the fiscal year 2024 LTI Plan post completion.

Compensation of Executive Officers

The amount of compensation, including benefits in kind, accrued or paid to the executive officers managing the operations of Carbon Revolution and its subsidiaries with respect to the year ended June 30, 2023 is described in the table below:

A$ Year end	Short-term employee benefit			Post- employment benefits	Share-based payment
June 30	Cash	Other Benefits	Leave Benefits	Super- annuation	STI expense(1)	LTI expense(2)	One-off equity award(3)
Managing director – Jacob Dingle
2023	572,852	—	7,206	27,500	206,484	267,106	—
Chief financial officer – Gerard Buckle
2023	393,758	—	22,681	25,293	145,518	114,011	9,633

(1)	STI expense for FY23 plus amortization of STI relating to prior years grants.

(2)	Employee Stock Ownership Plan and FY21& FY22 LTI grants are expensed over the vesting period at a valuation determined on grant date by a third party detailed below under “—Number of LTI Awards”.

(3)
Total expense of the one-off equity grant made to Mr. Buckle on November 29, 2019 as a sign on award to replace a portion of an incentive from his previous employer which he forfeited on joining Carbon Revolution. The face value of these shares was A$262,501 and they vested on September 9, 2022.

Director Remuneration

Overview

Carbon Revolution’s non-executive directors (“NEDs”) receive a base fee in relation to their service as a Director of the Carbon Revolution Board, and an additional fee for membership of, or for chairing, a Committee. The current fee schedule is set out in the first table below. The Carbon Revolution Board did not increase NED fees for FY23.

The Carbon Revolution Board has undertaken market benchmarking of Non-Executive Director compensation in the US, to determine the fees and equity needed to attract and retain US based directors. It is anticipated that the Company Board will employ a US market-based approach to NED compensation which is expected to result in both a cash retainer and an annual grant of Company equity. To attract and retain NEDs to the Company Board, while providing a consistent schedule of NED compensation, the Company Board anticipates:

•
for the initial equity grant only (in respect of the 12 months from closing), Mr. James Douglas as Chair of Company will be awarded US$250,000 of Company restricted stock units (“RSUs”) and the other NEDs will be awarded $200,000 of Company RSUs, which will vest three months from the Closing Date. Such grants will be made under the 2023 Stock Option and Incentive Plan; and

•
for each subsequent annual grant, the Chair of Company will be awarded US$150,000 of Company RSUs and the other NEDs will be awarded US$120,000, which vest in four equal tranches at the end of each quarter in the 12 months from the grant date, subject to the service condition being met.

•	A cash retainer schedule as follows:

•	Chair base fee: US$60,000 cash

•	NED base fee: US$30,000 cash

•	Audit and Risk Committee Chair fee: additional US$20,000 cash

•	Audit and Risk Committee Member fee: additional US$10,000 cash

•	Remuneration and Nomination Committee Chair fee: additional US$15,000 cash

•	Remuneration and Nomination Committee Member fee: additional US$7,500 cash

The Company Board has the discretion to determine the split between the cash component and the equity component of the Director fees and also to determine the appropriate share price to be used to determine the number of RSUs to be granted to Non-Executive Directors as described above.

Awards of equity to NEDs can only be made after registration of Company’s Incentive Equity Plan with the SEC.

NEDs do not currently participate in Carbon Revolution’s STI or LTI plans or receive any variable remuneration. No retirement allowances are payable to NEDs other than statutory superannuation allowances.

To further align NEDs’ interests with those of shareholders, the Company expects all NEDs to acquire the equivalent of twelve months base fees in Carbon Revolution shares over a reasonable time period. Consistent with US market benchmarking the Company Board anticipates this will increase to US$300,000.

The fees are set with consideration to the fees paid in companies of a similar size and complexity. The maximum amount of fees (including superannuation contributions) that can be paid to NEDs is capped by a pool approved by shareholders. The fee pool as approved by shareholders is currently A$800,000 per annum including superannuation. Fees paid to the NED in fiscal year 2023 are set out in the second table below.

Non-Executive Director Fee Schedule
Role	Annual fee for FY23 (including super guarantee) (in A$)
Chair – Carbon Revolution Board (base fees)	$180,000
Other NED (base fees)	$90,000
Chair of the Audit and Risk Committee	An additional $10,000
Chair of the Remuneration and Nomination Committee	An additional $10,000
Committee memberships	An additional $5,000 per committee

Non-Executive Directors’ Fees Paid
Year ended June 30, 2023		Directors’ fees A$	Directors’ Fees Allocated in Rights $	Superannuation A$	Total A$
James Douglas (Chair)	FY23	171,946	—	18,054	190,000
Lucia Cade	FY23	90,498	—	9,502	100,000
Dale McKee	FY23	90,498	—	9,502	100,000
Mark Bernhard	FY23	90,498	—	9,502	100,000
2
Options Holdings

The directors and executive officers of Carbon Revolution held the following options (both vested and unvested) as of June 30, 2023 (other than those that were canceled in connection with the Business Combination).  The number of securities covered has been converted into the number of Ordinary Shares based on the exchange ratio at Closing.

Name of Beneficiary	Title of Options	Amount of Securities Covered	Exercise Price	Purchase Price (if any)	Expiration Date

Jacob Dingle	FY22 Options	1,210,826	$1.60	-	September 20, 2026
	FY21 Rights	186,381	-	-	September 20, 2023
	FY20 ESOP Options	1,273,419	$2.60	-	November 29, 2024
Gerard Buckle	FY22 Options	678,062	$1.60	-	September 20, 2026
	FY21 Rights	104,373	-	-	September 20, 2023
	FY20 ESOP Options	356,557	$2.60	-	November 29, 2024

C.	Board Practices

Service Period

The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company Board shall have three classes of directors with the directors of each class serving staggered three-year terms. Class I directors shall serve a term expiring at the Company’s 2024 annual meeting of shareholders, Class II directors shall serve a term expiring at the Company’s 2025 annual meeting of shareholders and Class III directors shall serve a term expiring at the Company’s 2026 annual meeting of shareholders.  See “Item 1” of this Report for the names of the directors in each class and period for which the person has served as a director of the Company or Carbon Revolution.

Directors’ Service Contracts with the Company or Subsidiaries

Each of the directors entered into a letter agreement with respect to their appointment as a director of the Company that outlines the terms of their appointment, including his or her duties as a director of the Company. Under the terms of the letter agreement, each director is entitled to director fees (including fees applicable to chair roles and committee membership) and payment of certain expenses, but does not provide for the payment of any fees or benefits upon termination of service.

Committee Information

Audit and Risk Committee

The audit and risk committee consists of Dale McKee, Matti Masanovich and James Douglas. Dale McKee serves as chairperson of the audit and risk committee. Under the Nasdaq listing standards and applicable SEC rules, all the directors on the audit committee must be independent; the Company Board has determined that each of Dale McKee, Matti Masanovich and James Douglas are independent under the listing standards and applicable SEC rules. The audit and risk committee assists the Company Board in overseeing the Company’s accounting and financial reporting processes, the engagement of its independent auditor, and the audits of its financial statements. The Company Board has determined that each of Matti Masanovich and Dale McKee qualify as an “audit committee financial expert”, as such term is defined in the rules of the SEC. The audit and risk committee will be governed by a charter that complies with applicable rules of Nasdaq, which charter is posted on the Company’s website.

Remuneration and Nominating Committee

The remuneration and nominating committee consists of Lucia Cade, Burt Jordan, Jacqueline Dedo and Mark Bernhard, and Lucia Cade serves as chairperson of the remuneration and nominating committee. Under the Nasdaq listing standards, we are required to have a compensation committee composed entirely of independent directors; the Company Board has determined that each of Lucia Cade, Burt Jordan, Jacqueline Dedo and Mark Bernhard are independent. The remuneration and nominating committee assists the Company Board in (i) determining compensation for the Company’s directors and executive officers, (ii) identifying individuals qualified to become directors consistent with criteria established by the Company and (iii) in developing the Company’s Code of Business Conduct and Ethics and other corporate governance policies and practices. The remuneration and nominating committee will be governed by a charter that is posted on the Company’s website.

D.	Employees

As of June 30, 2023, Carbon Revolution had 449 employees, 424 full time employees, 21 part time employees and 4 casual employees (employees without a guaranteed number of hours of work per week and with limited protection from termination of employment) located in at the Company’s premises in Geelong and an additional 115 engaged through labor hire agreements. Of these, Carbon Revolution has 7 permanent and 1 contract personnel in North America and Europe, principally to service current and prospective OEM customers.

We consider our relationship with our employees to be good and we have not experienced any work stoppages. Carbon Revolution has a collective bargaining agreement in place in relation to its production workforce operating effective from July 11, 2023 to July 4, 2025. This agreement outlines pay rates and other conditions of employment. Where this agreement is silent or does not explicitly state an entitlement or provision, the relevant entitlement or provision of the Manufacturing and Associated Industries and Occupations Award 2020, or the National Employment Standards applies.

E.	Share Ownership

Information regarding the ownership of Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

The Company, during or after the last completed fiscal year, was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of November 3, 2023 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

•	each of our directors;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Ordinary Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the Ordinary Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below. The Company’s major shareholders do not have different voting rights from other holders of Ordinary Shares.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 1,875,184 Ordinary Shares outstanding as of November 3, 2023, after giving effect to the Business Combination, and does not include 1,764,996 Ordinary Shares issuable upon the exercise of outstanding warrants.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Beneficial Owner	Number of Ordinary Shares	Percentage of All Ordinary Shares
Executive Officers, Directors and Director Nominees

Mark Bernhard	1,650	*
Lucia Cade(1)	2,242	*
Jacqueline A. Dedo	--	-
Jacob Dingle(2)	30,151	1.6%
James Douglas	11,897	*
Burt Jordan	--	--
Robert A. Lutz	--	--
Matti Masanovich	--	--
Dale McKee(3)	801	*
Gerard Buckle(4)	3,236	*
David French	4,780	*
Ashley Denmead	15,442	*
Jesse Kalkman	--	--
David Nock(5)	2,217	*
All executive officers and directors as a group (14 persons)	72,416	3.9%
Other 5% Shareholders
Twin Ridge Capital Sponsor LLC(6)	159,000	8.5%
Daniel Hennessy	134,000	7.1%

*	Indicates beneficial ownership of less than 1% of total outstanding Ordinary Shares.

(1)	2,147 Ordinary Shares are held by Cade & Associates Pty Ltd.
(2)	24,036 Ordinary Shares are owned by Point Grey Investments Pty Ltd.
(3)	684 Ordinary Shares are held by McKee Family Investments Pty Ltd.
(4)	213 Ordinary Shares are held jointly with his wife.
(5)	90 Ordinary Shares are held by his wife.
(6)
The Sponsor is the beneficial holder of the shares reported herein. The Sponsor is controlled by Sanjay K. Morey and William P. Russell, Jr. Each of Sanjay K. Morey and William P. Russell Jr. disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our Business Combination.

Holders

As of November 3, 2023, we had approximately 5,545 shareholders of record of our Ordinary Shares. We estimate that as of November 3, 2023, approximately 98.52% of our outstanding Ordinary Shares are held by U.S. record holders.

B.	Related Party Transactions

The following is a description of certain related party transactions we have entered into since July 1, 2022 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements.

Business Combination

On November 3, 2023, Twin Ridge, the Company, Carbon Revolution and MergerSub, consummated the business combination pursuant to the terms of a Business Combination Agreement, dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of the Company, with shareholders of Twin Ridge receiving Ordinary Shares, in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by assumption by the Company of the obligations under such warrants, including to become exercisable in respect of Ordinary Shares instead of Twin Ridge ordinary shares. In addition, Twin Ridge, Carbon Revolution and the Company implemented a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, which resulted in all shares of Carbon Revolution being canceled in return for consideration, with Carbon Revolution issuing one share to the Company (resulting in Carbon Revolution becoming a wholly-owned subsidiary of the Company) and the Company issuing Ordinary Shares to the shareholders of Carbon Revolution.

Related Party Loans

On March 10, 2023, Twin Ridge issued an unsecured promissory note in the total principal amount of up to $1,500,000 (the “Promissory Note”) to Carbon Revolution. The Promissory Note does not bear interest and matured upon closing of the Business Combination.

Registration Rights Agreement

At the closing of the Business Combination, the Company, the Founder Holders and certain shareholders of Carbon Revolution entered into a Registration Rights Agreement, pursuant to which, among other things, the Company will agree to undertake certain shelf registration obligations in accordance with the Securities Act, and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents.

Lock-Up Agreements

Prior to the closing of the Business Combination, certain directors and officers of the Company entered into separate Lock-Up Agreements, pursuant to which the Ordinary Shares held by such shareholders will be locked-up and subject to transfer restrictions for 180 days following the closing date of the Business Combination, subject to certain exceptions.

Indemnification Agreements

The Company entered into indemnification agreements with each of the directors and executive officers of the Company to provide contractual indemnification providing for indemnification and advancements by the Company of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to the Company or, at the Company’s request, service to other entities, as officers or directors occurring at or prior to the closing of the Business Combination to the maximum extent permitted by applicable law.

The Company also maintains standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Company, and (2) to the Company with respect to payments which may be made by the Company to such officers and directors pursuant to any indemnification provision contained in the Company Amended and Restated Memorandum and Articles of Association or otherwise as a matter of law.

OIC Financing

See “Item 5- B. Liquidity and Capital Resources - OIC Financing.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for Carbon Revolution’s consolidated financial statements and other financial information. All of Carbon Revolution’s sales are export sales.

Legal Proceedings

From time to time, the Company and Carbon Revolution may become involved in legal proceedings or may be subject to claims arising in the ordinary course of business. Such proceedings or claims may involve disputes with customers, suppliers, consumers, regulators, employees, contractors, competitors, investors or other parties, and may involve disputes relating to intellectual property rights. Although the results of any current proceedings or claims cannot be predicted with certainty, the Company and Carbon Revolution currently believe that the final outcome of these ordinary course matters will not have a long term material adverse effect on our business, operating results, financial condition or cash flows. Litigation can have an adverse impact on us (regardless of the outcome) because of factors including the cost of defending a claim, diversion of management or related resources, impact on reputation and relationships, and depending on outcome, settlement costs and cost of remedies, which we may become liable for or subject to.

Dividends

The Company has not paid any cash dividends on the Ordinary Shares to date and does not intend to pay cash. The payment of any dividends in the future will be dependent, among other things, upon Carbon Revolution’s revenues and earnings, if any, capital requirements and general financial condition as well as compliance with the Company’s Amended and Restated Memorandum and Articles of Association. In addition, under the terms of the New Debt Program, subject to certain exceptions, the Company is restricted from paying any dividends or making any other distribution on capital stock. Similarly, under the terms of the OIC Financing, in the event the Company made a dividend or distribution or other payment to shareholders, it would be considered a Springing Rights Matter.

B.	Significant Changes

A discussion of significant changes in our business can be found under “Item 5 – Recent Developments.”

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Listing of Ordinary Shares and Public Warrants

The Ordinary Shares and Public Warrants were listed following the Business Combination and are listed on Nasdaq under the symbols “CREV” and “CREVW,” respectively. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on the Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq has initial and continuing listing standards, including public float and round lot holders requirements. A delisting of the Ordinary Shares and Public Warrants will likely affect the liquidity of the Ordinary Shares and Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

Public Warrants

Upon the completion of the Business Combination, there were 12,210,732 Public Warrants outstanding. The Public Warrants, each of which is exercisable for one-tenth of an Ordinary Share, each at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Public Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

Lock-Up Agreements

Prior to the closing of the Business Combination, certain directors and officers of the Company entered into separate Lock-Up Agreements, pursuant to which the Ordinary Shares held by such shareholders will be locked-up and subject to transfer restrictions for 180 days following the closing date of the Business Combination, subject to certain exceptions.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “CREV” and “CREVW,” respectively. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq has initial and continuing listing standards, including public float and round lot holders requirements. A delisting of the Ordinary Shares will likely affect the liquidity of the Ordinary Shares and/or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issuer

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The authorized share capital of the Company is $100,010,000 divided into 800,000,000,000 Ordinary Shares with a nominal value of $0.0001 each and 200,000,000,000 preferred shares with a nominal value of $0.0001 each and 100,000,000 class A preferred shares with a nominal value of US$0.0001 each, and €25,000 divided into 25,000 deferred ordinary shares with a nominal value of €1.00 each. As of November 3, 2023, subsequent to the closing of the Business Combination, there were 1,875,184 Ordinary Shares outstanding and 12,210,732 Public Warrants outstanding, each entitling the holder to purchase one-tenth of an Ordinary Share at an exercise price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share).  In addition, OIC Warrants are exercisable for 496,496 Ordinary Shares, and 1,500 Ordinary Shares are outstanding in connection with the Committed Equity Facility. The Company also holds 25,000 deferred ordinary shares of €1.00 each in the Company as treasury shares.

The description of the Company’s share capital is included in the Form F-4, as amended and supplemented in the section entitled “Description of Company Securities,” which is incorporated by reference herein.

B.	Memorandum and Articles of Association

The Company is a public limited company organized and existing under the laws of Ireland. The Company was formed on July 5, 2017 as a private limited liability company incorporated in Ireland under the name “Poppetell Limited” and changed its name on December 6, 2022 to “Carbon Revolution Limited”. The Company was re-registered as a public limited company on May 29, 2023, upon which its name changed to “Carbon Revolution Public Limited Company”. The Company’s affairs are governed by the ICA, the laws of Ireland and the Company’s Memorandum and Articles of Association.

Structured Voting Rights

In connection with the OIC Financing, for so long as there are Preferred Shares in issue, the prior written consent of the Preferred Shareholders holding a majority of the Preferred Shares in issue (“Class A Majority”) shall be required before the Company can undertake certain matters, as set out in the Company’s Amended and Restated Memorandum and Articles of Association (“Structured Voting Rights”).

Directors

The directors are divided into three classes, designated Class I, Class II and Class III. The term of the initial Class I directors shall terminate at the conclusion of the Company’s 2024 annual general meeting; the term of the initial Class II directors shall terminate on the conclusion of the Company’s 2025 annual general meeting; and the term of the initial Class III directors shall terminate on the conclusion of the Company’s 2026 annual general meeting. Directors are eligible to stand for re-election at the relevant annual general meeting. Directors shall be re-elected for a three-year term. Cumulative voting in the election of directors is not provided for.

Permitted Interests of Directors

Under the Company’s Amended and Restated Memorandum and Articles of Association, so long as a director has disclosed to the Company Board any interests he/she may have in a contract or proposed contract with the Company, he/she may vote in respect of any contract, appointment or arrangement in which he/she is interested and be counted in the quorum present at the meeting.

Compensation of the Directors

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the compensation of the Directors is determined by the Company Board. Where Director compensation is not provided for in the Company’s operating budget, the approval of the Class A Majority shall be required in accordance with the Structured Voting Rights.

Borrowing Powers

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, among the directors’ powers are the right to borrow money and to mortgage or charge the Company’s undertaking, property and uncalled capital or any part thereof. These powers are subject to the Structured Voting Rights, pursuant to which the Company must obtain the consent of a Class A Majority before it incurs any indebtedness other than Permitted Indebtedness (as defined in the Amended and Restated Memorandum and Articles of Association).

No Age Limit Requirement

The Amended and Restated Memorandum and Articles of Association do not impose any age restrictions or mandatory retirement age for Directors.

No Share Qualification

Directors are not required to be shareholders in the Company.

Disclosure of Shareholding

Under the Companies Act 2014 of Ireland, there is a notification requirement for shareholders who become or cease to be interested in 3% of the shares of an Irish public limited company. The shareholders must notify the Company if, as a result of a transaction, the shareholder will become interested in 3% or more of the shares of the Company or if, as a result of a transaction, a shareholder who was interested in 3% or more of the shares of the Company ceases to be so interested. Where a shareholder is interested in 3% or more of the shares of the Company, the shareholder must notify the Company of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction.

Amendment to Rights

Where the rights attaching to shares are set out in the Amended and Restated Memorandum and Articles of Association, any changes to these rights will need to be effected by way of a special resolution (passed by 75% of the votes cast by shareholders attending and voting at the meeting) amending the Amended and Restated Memorandum and Articles of Association. Additionally, the rights attaching to a particular class of shares may only be varied if (a) the holders of 75% of the nominal value of the issued shares of that class consent in writing to the variation, or (b) a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation. For so long as there are Preferred Shares in issue, any amendments to the Amended and Restated Memorandum and Articles of Association will also require the consent of a Class A Majority.

Subject to the Structured Voting Rights, the Company Board is empowered to cause preferred shares to be issued from time to time and may fix the rights attaching to such preferred shares. The Company Board may change the rights of any series of preferred shares that has been created but not yet issued. Once issued, the rights attaching to a series of preferred shares may only be varied with the consent in writing of 75% of the holders of those shares or by a special resolution passed by that class.

Ordinary Shares

Dividend Rights

The holders of Ordinary Shares are entitled to such dividends as may be declared by the Company Board, subject to the Structured Voting Rights. Dividends may be declared and paid out of the funds legally available therefor, or any other fund or account which can be authorized for this purpose in accordance with the ICA.

Voting Rights

Each Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of the Company. Voting at any meeting of shareholders is by way of a poll, which shall be taken in such manner as the chairperson of the meeting directs.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than 75% of the votes cast attaching to the outstanding Ordinary Shares at a meeting. Where the shareholders wish to act by way of written resolution in lieu of holding a meeting, unanimous consent of the holders of Ordinary Shares shall be required. A special resolution (and, in the case of a Structured Voting Rights matter, the consent of a Class A Majority) will be required for important matters such as a change of name, reducing the share capital or making changes to the Amended and Restated Memorandum and Articles of Association to be in effect, assuming approval of all of the charter proposals and upon consummation of the Transactions.

Provisions in the Memorandum and Articles of Association enable a person who would otherwise incur a mandatory offer obligation under the Irish Takeover Rules by the acquisition of Ordinary Shares to avoid that obligation by requesting that the Company redesignate some or all of its Ordinary Shares as restricted voting ordinary shares having no right to vote at general meetings of the Company but otherwise ranking pari passu with the other Ordinary Shares.

Transfer of Ordinary Shares

Subject to the restrictions contained in the Business Combination Agreement with respect to the Company’s Ordinary Shares, and subject to any further restrictions contained in the Amended and Restated Memorandum and Articles of Association, any Company shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by the Company Board.

Liquidation

On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution will first be applied in paying to holders of the Preferred Shares the relevant Class A Preferred Share Return, following which any remaining assets shall be distributed among the holders of the Ordinary Shares on a pro rata basis. If the Company’s assets available for distribution are insufficient to pay to the holders of Preferred Shares their Class A Preferred Shares Return, the assets will be distributed so that the losses are borne by the holders of the Preferred Shares proportionately. Where there are sufficient assets available to pay the Class A Preferred Share Return to all holders of Preferred Shares, but the assets are insufficient to repay all of the paid-up Ordinary Shares, the assets will be distributed so that the losses are borne by the Company’s ordinary shareholders proportionately.

General Meetings of Shareholders

Shareholders’ meetings may be convened by the Company Board on the requisition of the shareholders or, if the Company Board fails to so convene a meeting, such extraordinary general meeting may be convened by the requisitioning shareholders where the requisitioning shareholders hold not less than 10% of the paid-up share capital of the Company. Any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of the shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with the Company’s Amended and Restated Memorandum and Articles of Association and the ICA. Unanimous consent of the holders of Ordinary Shares shall be required before the shareholders may act by way of written resolution without a meeting.

Warrants

Public Shareholders’ Warrants

The Public Warrants will entitle the registered holder to purchase one-tenth of an Ordinary Share. Each Public Warrant will entitle the registered holder to purchase one-tenth of an Ordinary Share at a price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share)., subject to adjustment as discussed below, at any time commencing on November 29, 2023. The Public Warrants will expire on November 3, 2028, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Under the Existing Warrant Agreement, the Company will not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No Public Warrant will be exercisable, and we are not obligated to issue any Ordinary Shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of the exercising holder. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any Public Warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Ordinary Shares underlying such unit.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the effective time of the Closing, the Company will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Public Warrants. The Company will use commercially reasonable efforts to cause the same to become effective within 60 business days after the effective time of the Closing, and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the Existing Warrant Agreement. If a registration statement covering the issuance of shares issuable upon the exercise of Public Warrants is not effective by the 60th business day from the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the Public Warrant for that number of Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Public Warrants, multiplied by the excess of the “fair market value” (as defined below) less the exercise price of the Public Warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Notwithstanding the above, if Ordinary Shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants when the price per Ordinary Share equals or exceeds $180.00.

Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants (excluding the warrants sold in a private placement in connection with the IPO of Twin Ridge at a price of $1.50 per warrant to the Sponsor that were subsequently exchanged for one Public Warrant each (the “Founder Warrants”)):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the closing price of the Ordinary Shares equals or exceeds $180.00 per share (as adjusted for adjustments described under – Anti-dilution Adjustments) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which notice of the redemption is sent to the warrant holders.

If and when the warrants become redeemable, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Ordinary Shares issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The redemption criterion discussed above have been established to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $180.00 redemption trigger price (as adjusted for adjustments described under – Anti-dilution Adjustments) as well as the $11.50 per share warrant exercise price after the redemption notice is issued.

Redemption of Public Warrants when the price per Ordinary Share equals or exceeds $100.00.

When the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•
at $1.00 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of the Ordinary Shares, except as otherwise described below;

•
if, and only if, the closing price of the Ordinary Shares equals or exceeds $100.00 per public share (as adjusted for adjustments described under – Anti-dilution Adjustments) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

•
if the closing price of the Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $180.00 per share (as adjusted for adjustments described under – Anti-dilution Adjustments), the  Founder Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” as used in this paragraph means the volume weighted average price of Ordinary Shares for the ten (10) trading days immediately following the date on which the notice of redemption is sent to the holders of warrants.

Beginning on the date the notice of redemption is given until the Public Warrants are redeemed or exercised, holders may elect to exercise their Public Warrants on a cashless basis. The numbers in the table below represent the number of Ordinary Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their Public Warrants and such warrants are not redeemed for $1.00 per warrant), determined for these purposes based on volume weighted average price of the Ordinary Shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Public Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Public Warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of Ordinary Shares issuable upon exercise of a Public Warrant or the exercise price of a Public Warrant is adjusted as set forth under the subheading “—Anti-dilution Adjustments” below. If the number of Ordinary shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of Ordinary Shares deliverable upon exercise of a Public Warrant immediately prior to such adjustment and the denominator of which is the number of Ordinary Shares deliverable upon exercise of a Public Warrant as so adjusted. The number of Ordinary Shares in the table below shall be adjusted in the same manner and at the same time as the number of Ordinary Shares issuable upon exercise of a Public Warrant. If the exercise price of a Public Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-dilution Adjustments” and the denominator of which is $100.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Public Warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of Ordinary Shares
	≤$100.00	$110.00	$120.00	$130.00	$140.00	$150.00	$160.00	$170.00	≥$180.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Public Warrant exercised will be determined by a straight-line interpolation between the number of Ordinary Shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $110.00 per share, and at such time there are 57 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277  Ordinary Shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $135.50 per share, and at such time there are 38 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.298 Ordinary Shares for each whole warrant. In no event will the Public Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Ordinary Shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the Public Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.

This redemption feature is structured to allow for all of the outstanding Public Warrants to be redeemed when the Ordinary Shares are trading at or above $100.00 per share, which may be at a time when the trading price of the Ordinary Shares is below the exercise price of the Public Warrants. This redemption feature permits redemption of the Public Warrants without the warrants having to reach the $180.00 per share threshold set forth above. Holders choosing to exercise their Public Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of Ordinary Shares for their Public Warrants based on an option pricing model with a fixed volatility input. This redemption right is an additional mechanism by which outstanding Public Warrants can be redeemed, and therefore permitting certainty with respect to capital structure as the Public Warrants would no longer be outstanding and would have been exercised or redeemed. Warrant holders would receive the applicable redemption price if such redemption right were exercised; it would permit a quick redemption process, if determined to be in the best interest to do so. As such, the warrants would be redeemed in this manner, when in the best interest, to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, the Public Warrants can be redeemed when the Ordinary Shares are trading at a price starting at $100.00, which is below the exercise price of $150.00 per share, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Public Warrants on a cashless basis for the applicable number of Ordinary Shares. If chooses to redeem the Public Warrants when the Ordinary Shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Ordinary Shares than they would have received if they exercised their Public Warrants for Ordinary Shares if and when such Ordinary Shares were trading at a price higher than the exercise price of $115.00 per share.

No fractional Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in an Ordinary Share, we will round down to the nearest whole number of the number of Ordinary Shares to be issued to the holder. If, at the time of redemption, the Public Warrants are exercisable for a security other than the Ordinary Shares pursuant to the Existing Warrant Agreement, the Public Warrants may be exercised for such security. At such time as the Public Warrants become exercisable for a security other than the Ordinary Shares, the Company will use commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Public Warrants.

Redemption procedures.

Holder Election to Limit Exercise. A holder of a warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (as specified by the holder) of the Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding Ordinary Shares is increased by a capitalization or share dividend paid in Ordinary Shares to all or substantially all holders of Ordinary Shares, or by a split up of Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, split up, or similar event, the number of Ordinary Shares issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding Ordinary Shares. A rights offering to holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the historical fair market value (as defined below) will be deemed a share dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) and (ii) one minus the quotient of (x) the price per Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Public Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Ordinary Shares issuable on exercise of each Public Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event.

If the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share sub-divisions or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-divisions, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

In addition, if (x) we issue additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $9.20 per Ordinary Share (with such issue price or effective issue price to be determined in good faith and in the case of any such issuance to Sponsors or their affiliates, without taking into account any Founder Shares held by the Founder Holders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, that was available for the funding of the Business Combination on the date of the completion of the Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the Ordinary Shares during the 20 trading day period starting on the trading day prior to the Twin Ridge Merger Effective Time (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Ordinary Shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Existing Warrant Agreement. If less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Existing Warrant Agreement based on the Black-Scholes value (as defined in the Existing Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The Public Warrants that are to be exchanged for Public Warrants have been issued in registered form under the Existing Warrant Agreement. The Existing Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder for the purposes of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Existing Warrant Agreement to the description of the terms of the warrants and the Existing Warrant Agreement set forth in our prior proxy statement/prospectus, or defective provision, (ii) amending the definition of ordinary cash dividends on Ordinary Shares as contemplated by and in accordance with the Existing Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties to the Existing Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Public Warrants, provided that the approval by the holders of at least 50% of the then outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the Existing Warrant Agreement, which has been filed as an exhibit to this Report, for a complete description of the terms and conditions applicable to the Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their Public Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Public Warrants, each holder will be entitled to one vote for each Ordinary Share held of record on all matters to be voted on by shareholders.

Warrants may be exercised only for a whole number of Ordinary Shares. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Existing Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Founder Warrants

Except as described below, the Founder Warrants will have terms and provisions that are identical to those of the Public Warrants. The Founder Warrants (including the Ordinary Shares issuable upon exercise thereof) will not be transferable, assignable or salable until 30 days after the Business Combination (except pursuant to limited exceptions to Twin Ridge’s officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by us (except as described under “—Warrants—Public Shareholders’ Warrants—Redemption of Public Warrants for Ordinary Shares when the price per Ordinary Share equals or exceeds $100.00”) so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, have the option to exercise the Founder Warrants on a cashless basis. If the Founder Warrants are held by holders other than Sponsor or its permitted transferees, the Founder Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Except as described above under “—Public Shareholders’ Warrants—Redemption of Public Warrants for Ordinary Shares when the price per Ordinary Share equals or exceeds $100.00”, if holders of the Founder Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Founder Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Founder Warrants, multiplied by the excess of the “Sponsor fair market value” over the exercise price of the  Founder Warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Anti-Takeover Provisions

Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	require that the Company Board be classified into three classes of directors with staggered three-year terms;

•	permit the Company Board to fill any vacancies; and

•	prohibit shareholder action by written consent without unanimous approval of all holders of the Ordinary Shares.

The Amended and Restated Memorandum and Articles of Association of the Company is included herein as exhibit 1.1 to this Report.

C.	Material Contracts

Except as otherwise disclosed in this Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of Ireland, except as indicated below, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends (other than dividend withholding tax where an exemption does not apply), interest or other payments to non-resident holders of our Ordinary Shares.

It is an offense under Irish law (pursuant to various statutory instruments) to transfer funds or make funds or economic resources available, directly or indirectly to any person or entity in contravention of Irish, EU or United Nations sanctions or to otherwise contravene Irish, EU or United Nations sanctions. Any transfer of, or payment in respect of, securities involving a person or entity that is currently the subject of Irish, EU or United Nations sanctions or any person or entity controlled by any of the foregoing, or any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law.

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfer between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments. The acquisition or disposal of shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition.

The 1992 Act and underlying EU regulations prohibit financial transfers with certain persons and entities listed in the EU Consolidated Financial Sanctions List and United Nations Security Council Consolidated List and include, but are not limited to, certain persons from/in and entities in Afghanistan, Belarus, Bosnia & Herzegovina, Burma (Myanmar), Burundi, the Central African Republic, China, the Democratic Republic of Congo, the Republic of Guinea, the Republic of Guinea-Bissau, Haiti, Iran, Iraq, the Democratic People’s Republic of Korea (North Korea), Libya, Lebanon, Mali, Nicaragua, Pakistan, Palestinian Territory, Russia, Sudan, South Sudan, Somalia, Syria, Tunisia, Turkey, Ukraine, Venezuela, Yemen, Zimbabwe, and certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, including the Albanian branch of Al-Haramain, Al-Qaeda members in various countries, Al Shabaab in Kenya and Somalia, and Boko Haram in Nigeria, without the prior permission of the Central Bank of Ireland.

E.	Taxation

Material U.S. Federal Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares and Public Warrants. This discussion addresses only those U.S. Holders that hold our Ordinary Shares and/or Public Warrants as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	mutual funds;

•	pension plans;

•	S corporations;

•	broker-dealers;

•	traders in securities that elect mark-to-market treatment;

•	regulated investment companies;

•	real estate investment trusts;

•	trusts and estates;

•	tax-exempt organizations (including private foundations);

•
investors that hold our Ordinary Shares or Public Warrants as part of a “straddle”, “hedge”, “conversion”, “synthetic security”, “constructive ownership transaction”, “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	investors subject to the alternative minimum tax provisions of the Code;

•	U.S. Holders that have a functional currency other than the U.S. dollar;

•	U.S. expatriates;

•	U.S. Holders owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of our Ordinary Shares;

•	persons who received our Ordinary Shares as compensation;

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b); and

•	persons who are not U.S. Holders, all of whom may be subject to tax rules that differ materially from those summarized below.

This summary does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Ordinary Shares or Public Warrants, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If a U.S. Holder is a partner of a partnership holding our Ordinary Shares or Public Warrants, such holder is urged to consult its tax advisor regarding the tax consequences of the ownership and disposition of our Ordinary Shares and Public Warrants by the partnership.

This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”), current administrative interpretations and practices of the U.S. Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR PUBLIC WARRANTS. U.S. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO SUCH U.S. HOLDER OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND PUBLIC WARRANTS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND OTHER TAX LAWS.

Consequences to U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares or Public Warrants, as the case may be, that is:

•	an individual who is a U.S. citizen or resident of the United States;

•
a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Tax Consequences of Ownership and Disposition of our Ordinary Shares and Public Warrants

Dividends and Other Distributions on Ordinary Shares

Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules”, distributions on our Ordinary Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares and will be treated as described below under the heading “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Public Warrants”. The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Any amount treated as dividend income will be treated as foreign-source dividend income. Amounts treated as dividends that are paid to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if our Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, and we are not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding taxable year and provided certain holding period requirements are met. The amount of any dividend distribution paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of payment, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. The foreign currency gain or loss from such conversion will be ordinary income or loss and generally will be U.S. source.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Public Warrants

Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules”, upon any sale, exchange or other taxable disposition of Ordinary Shares or Public Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Ordinary Share or Public Warrant (determined as described above or below), in each case, as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Share exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss.

If Ordinary Shares or Public Warrants are sold, exchanged, redeemed, retired or otherwise disposed of in a taxable transaction for Euros, the amount realized generally will be the U.S. dollar value of the Euros received based on the spot rate in effect on the date of sale, exchange, redemption, retirement or other taxable disposition. If you are a cash method taxpayer and the Ordinary Shares and/or Public Warrants are traded on an established securities market, Euros paid or received will be translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of Ordinary Shares or Public Warrants traded on an established securities market, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Euros received on the sale or other disposition of an Ordinary Share or Public Warrant generally will have a tax basis equal to its U.S. dollar value as determined pursuant to the rules above. Any gain or loss recognized by you on a sale, exchange, redemption, retirement or other taxable disposition of Euros will be ordinary income or loss and generally will be U.S.-source gain or loss.

Exercise, Lapse, or Redemption of a Public Warrant

Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules” and except as discussed below with respect to the cashless exercise of a Public Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Public Warrant for cash. A U.S. Holder’s initial tax basis in an Ordinary Share received upon exercise of the Public Warrant generally will equal the sum of the U.S. Holder’s initial investment in the Public Warrant and the exercise price, in each case, as calculated in U.S. dollars. It is unclear whether a U.S. Holder’s holding period for the Ordinary Share received will commence on the date of exercise of the Public Warrant or the day following the date of exercise of the Public Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the exercised Public Warrant. If a Public Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Public Warrant.

The tax consequences of a cashless exercise of a Public Warrant are not clear under current law. Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules”, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Ordinary Shares received generally should equal the U.S. Holder’s tax basis in the Public Warrants. If the cashless exercise were treated as not giving rise to a realization event, it would be unclear whether a U.S. Holder’s holding period for the Ordinary Shares received would be treated as commencing on the date of exercise of the Public Warrant or the day following the date of exercise of the Public Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares received would include the holding period of the Public Warrants exercised.

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered a number of Public Warrants having an aggregate fair market value equal to the exercise price for the total number of Public Warrants to be exercised. Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules”, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Public Warrants deemed surrendered and the U.S. Holder’s tax basis in such Public Warrants. In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal the sum of the U.S. Holder’s initial investment in the Public Warrants exercised and the exercise price of such Public Warrants. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares would commence on the date of exercise of the Public Warrant or the day following the date of exercise of the Public Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Public Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Ordinary Shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below under the heading “—Passive Foreign Investment Company Rules”, if we redeem Public Warrants for cash pursuant to the redemption provisions of the Public Warrants or if we purchase Public Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition of such Public Warrants by the U.S. Holder, taxed as described above under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Public Warrants”.

Adjustment to Exercise Price

Under Section 305 of the Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a Public Warrant or to the Public Warrant’s exercise price, a U.S. Holder may be deemed to have received a constructive distribution with respect to the warrant, which could result in adverse consequences for the U.S. Holder, including the inclusion of dividend income (with the consequences generally as described above under the heading “—Dividends and Other Distributions on Ordinary Shares”). The rules governing constructive distributions as a result of certain adjustments with respect to a Public Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences of any such constructive distribution with respect to a Public Warrant.

Passive Foreign Investment Company Rules

The treatment of a U.S. Holder of Ordinary Shares and Public Warrants could be materially different from that described above if we are, or we or any of our predecessors (to whom we refer to herein as “we” or “us”) have been, during any taxable year in which such U.S. Holder holds or has held an interest in us, treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because our PFIC status for any taxable year is an annual determination that can be made only after the end of such taxable year, there can be no assurance that we will not be a PFIC for the taxable year ending December 31, 2023, or any future taxable year.

Although a foreign corporation’s PFIC status is determined annually, a determination that an entity (or any of its predecessors) is or was a PFIC for a taxable year in which a U.S. Holder holds or has held shares in such entity (or any such predecessor) generally continues to apply to such U.S. Holder for subsequent taxable years in which the holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC. As such, if we were a PFIC during the holding period of a U.S. Holder, any Ordinary Shares may, in the absence of certain elections described below, be treated as stock of a PFIC, even if we fail to meet the test for PFIC status for the taxable year ending December 31, 2023, or future taxable years. Therefore, if we are or have been determined to be a PFIC for any taxable year (or portion thereof) that is included in the relevant holding period of a U.S. Holder of Ordinary Shares or Public Warrants and, in the case of Ordinary Shares, the U.S. Holder did not make either (i) a timely and effective qualified electing fund (“QEF”) election for our first taxable year as a PFIC in such U.S. Holder’s relevant holding period (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), (ii) a QEF election along with a purging election, or (iii) a “mark-to-market” election, each as discussed below, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares or Public Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s relevant holding period for the Ordinary Shares or Public Warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the First PFIC Holding Year, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Ordinary Shares (but not Public Warrants) by making a timely and effective QEF election (if eligible to do so) with respect to such holder’s First PFIC Holding Year. A U.S. Holder that makes a QEF election will include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder generally can make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its Public Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Public Warrants (other than upon exercise of such Public Warrants for cash) and we were a PFIC at any time during the U.S. Holder’s holding period of such Public Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Public Warrants properly makes and maintains a QEF election with respect to the newly acquired Ordinary Shares, the QEF election will apply to the newly acquired Ordinary Shares (it is not clear how a previously made QEF election that is in effect with respect to Ordinary Shares would apply to Ordinary Shares subsequently acquired on the exercise of such warrants). Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Ordinary Shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the holding period the U.S. Holder will have had for the Public Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder will have a new basis and holding period in the Ordinary Share acquired upon the exercise of the warrants solely for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. We have not determined whether we will provide U.S. Holders this information if we determines that we are a PFIC.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If a U.S. Holder makes (or has made) a valid mark-to-market election with respect to Ordinary Shares for such holder’s First PFIC Holding Year, such holder will generally not be subject to the adverse PFIC tax consequences discussed above in respect to its Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that we are treated as a PFIC the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income. Although there is uncertainty under the current rules, the holder of an option, such as the Public Warrants, does not appear to be entitled to make a mark-to-market election. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

The mark-to-market election is available only for “marketable stock”, generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Ordinary Shares under their particular circumstances.

Related PFIC Rules

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the relevant statute of limitations applicable to such U.S. Holder.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Ordinary Shares and Public Warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to our securities under their particular circumstances.

Additional Reporting Requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. In addition, certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Ordinary Shares.

Treasury Regulations meant to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the applicable Treasury Regulations, certain transactions are required to be reported to the IRS including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of foreign currency, to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss in excess of a threshold amount. U.S. Holders should consult their tax advisor to determine the tax return obligations, if any, with respect to Ordinary Shares, Public Warrants, and the receipt of any non-U.S. currency in respect thereof, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

The U.S. federal income tax discussion set forth above is included for general informational purposes only and may not be applicable depending upon a U.S. Holder’s particular situation. All U.S. Holders are urged to consult their own tax advisor with respect to the tax consequences of the acquisition, ownership and disposition of Ordinary Shares and Public Warrants including the tax consequences under state, local, estate, non-U.S. and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

Material Irish Tax Considerations to Non-Irish Holders

 Scope

The following is a summary of the anticipated material Irish tax consequences of the Business Combination to certain Non-Irish Holders (as defined below) of Ordinary Shares and Public Warrants (for the purposes of this section, the “Securities”) and the acquisition, ownership and disposal of Securities received by such holders pursuant to the Business Combination. The summary is based upon Irish tax laws and the published practice of the Irish Revenue Commissioners in effect on the date of this Report and submissions which have been made to, and confirmed by, the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

A “Non-Irish Holder” is an individual who beneficially owns their Securities, that is neither resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold their Securities, in connection with a trade carried on by such person through an Irish branch or agency.

This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and security holders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the Business Combination and of the acquisition, ownership and disposal of Securities. The summary applies only to Non-Irish Holders who hold their Securities, as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their Securities by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).

The summary does not, except where expressly stated, consider the position of Non-Irish Holders who hold their Securities directly (and not beneficially through a broker or custodian (through DTC)). The Irish tax consequences of transactions in Securities held directly are generally negative when compared with Securities held through DTC. Any Non-Irish Holder contemplating holding their Securities directly should consult their personal tax advisors as to the Irish tax consequences of acquiring, owning and disposing of such Securities.

Irish Tax on Chargeable Gains (“Irish CGT”)

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

Non-Irish Holders will not be within the territorial scope of a charge to Irish CGT on a disposal of their Securities, provided that Securities neither (a) were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares or warrants of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares or warrants acquired. Where Irish stamp duty arises, it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

Irish stamp duty may be payable in respect of transfers of Securities, depending on the manner in which the Securities are held. The Company has entered into arrangements with DTC to allow the Securities to be settled through the facilities of DTC. As such, the discussion below discusses separately the security holders who hold their shares through DTC and those who do not.

Securities Held Through DTC

The Irish Revenue Commissioners have confirmed that transfers of Securities effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty.

Securities Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Securities where any party to the transfer holds such Securities outside of DTC may be subject to Irish stamp duty.

Should the confirmation from the Irish Revenue Commissioners be granted, holders of Securities wishing to transfer their Securities into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares or warrants by a beneficial owner to a third party.

Withholding Tax on Dividends (“DWT”)

Distributions made by the Company will, in the absence of one of many exemptions, be subject to DWT, currently at a rate of 25%.

For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by the Company to holders of Ordinary Shares, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a holder of Ordinary Shares, the Company is responsible for withholding DWT prior to making such distribution.

General Exemptions

Irish domestic law provides that a non-Irish resident holder of Ordinary Shares is not subject to DWT on distributions received from the Company if such holder of Ordinary Shares is beneficially entitled to the distribution and is either:

•
a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, please see Exhibit 15.3 to this Report;

•	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•
a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

•
a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange either in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•
a company that is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance, and provided, in all cases noted above (but subject to “— Ordinary Shares Held by U.S. Resident Shareholders” below), the Company or, in respect of Ordinary Shares held through DTC, any qualifying intermediary appointed by the Company, has received from the holder of such Ordinary Shares, where required, the relevant DWT Forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the holders of Ordinary Shares, where required, should furnish the relevant DWT Form to:

•
its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of Ordinary Shares by the broker) if its Ordinary Shares are held through DTC; or

•	the Company’s transfer agent before the record date for the distribution if its Ordinary Shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this Report. Such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which the forms were completed.

For non-Irish resident holders of Ordinary Shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such holder of Ordinary Shares to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Ordinary Shares Held by U.S. Resident Shareholders

The Irish Revenue Commissioners have confirmed that distributions paid in respect of Ordinary Shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such Ordinary Shares in the records of the broker holding such Ordinary Shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the Company). It is strongly recommended that such holders of Ordinary Shares ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company).

The Irish Revenue Commissioners have confirmed that distributions paid in respect of Ordinary Shares that are held outside of DTC and are owned by a security holder who is a resident of the United States will not be subject to DWT if such holder of Ordinary Shares provides a completed IRS Form 6166 or a valid DWT Form to the Company’s transfer agent to confirm its U.S. residence and claim an exemption.

If any holder of Ordinary Shares that is resident in the United States receives a distribution from which DWT has been withheld, the holder of Ordinary Shares should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the holder of Ordinary Shares is beneficially entitled to the distribution.

Ordinary Shares Held by Residents of Relevant Territories Other than the United States

Holders of Ordinary Shares who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions”, including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT. If such holders of Ordinary Shares hold their Ordinary Shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holder of Ordinary Shares by the broker). If such holders of Ordinary Shares hold their Ordinary Shares outside of DTC, they must provide the appropriate DWT Forms to the Company’s transfer agent before the record date for the distribution.

If any holder of Ordinary Shares who is resident in a Relevant Territory receives a distribution from which DWT has been withheld, the holder of Ordinary Shares may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the holder of Ordinary Shares is beneficially entitled to the distribution.

Shares Held by Other Persons

Holders of Ordinary Shares that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any holders of Ordinary Shares are exempt from DWT, but receive distributions subject to DWT, such holders of Ordinary Shares may apply for refunds of such DWT from the Irish Revenue Commissioners.

Distributions paid in respect of Ordinary Shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of Ordinary Shares by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.

Qualifying Intermediary

Prior to paying any distribution, the Company will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary”, which will provide for certain arrangements relating to distributions in respect of Ordinary Shares that are held through DTC, which are referred to as the “Deposited Securities”. The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after the Company delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

The Company will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where holders of Ordinary Shares reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms. Holders of Ordinary Shares that are required to file DWT Forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on Ordinary Shares

Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.

A Non-Irish Holder that is entitled to an exemption from DWT will generally have no Irish income tax or universal social charge liability on a distribution from the Company. A Non-Irish Holder that is not entitled to an exemption from DWT, and therefore is subject to DWT, generally will have no additional Irish income tax liability or liability to universal social charge. The DWT deducted by the Company discharges the Irish income tax liability and liability to universal social charge.

Capital Acquisitions Tax (“CAT”)

CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of the Securities because the Securities are regarded as property situated in Ireland for CAT purposes as the Company’s share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a current lifetime tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH SECURITY HOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITY HOLDER.

F.	Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends in the foreseeable future.

G.	Statement by Experts

The consolidated financial statements of Carbon Revolution as of June 30, 2022 and June 30, 2023, and for each of the three years in the period ended June 30, 2023, included in this Report, have been audited by Deloitte Touche Tohmatsu, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The audited financial statements of Twin Ridge as of December 31, 2022 and December 31, 2021, and for the year ended December 31, 2022, and for the period from January 7, 2021 (inception) through December 31, 2021, incorporated by reference in this Report, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report (which report contains an explanatory paragraph regarding the ability of Twin Ridge to continue as a going concern), incoporated by reference in this Report, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

H.	Documents on Display

Documents concerning the Company referred to in this Report may be inspected at the principal executive offices of the Company at Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to foreign currency risk relates primarily to the Company’s US$ denominated term loan and its operating activities (when revenue or expense is denominated in a different currency from the Company’s presentation currency). The business has awarded wheel programs with sales denominated in US$ in development which are scheduled to commence production in the second half of calendar year 2024. USD inflows from these new program sales are expected provide some offset against USD outflows related to the Company’s USD denominated loan.

57% (38% in FY22) of the Company’s revenues and 34% (18.5% in FY22) of costs are denominated in currencies other than AUD. The Company has material exposure to foreign currency for movements in the exchange rate. The primary currencies the Company has exposure to are U.S. Dollars and Euros.

The company has not entered any hedging agreements.

The Company’s exposure to foreign currency risk in relation to non-derivative financial instruments at June 30, 2023 was as follows, based upon notional amounts.

+/- 5% exchange rate	2023 $’000	2022 $’000
Impact on profit after tax	1,618	90
Impact on equity	(1,618)	(90)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not currently hedge its exposure to interest rate fluctuations due to the low level of exposure.

Interest rates are only applicable for borrowings and are paid monthly for the Term loan (USD) and on receipt of inventory for the supplier finance arrangement. Variable interest is only applicable for the supplier finance arrangement while the Term loan (USD) is fixed. Interest rate movements have not had a material impact on the valuation of inventory, accounts payable or accrued expenses other than an increase in accrued interest on borrowings.

Price risk

The Company is not exposed to any significant price risk.

Credit risk

Credit risk is a risk of financial loss if a customer or other counterparty fails to meet its contractual obligations. Our main financial assets are cash and cash equivalents as well as receivables and which represent the Company’s maximum exposure to credit risk in connection with its financial assets. The assessment of customer credit risk is straightforward as a result of the concentrated nature of receivables with only a few customers, and a simplified approach has been taken. There is currently an immaterial allowance for expected credit losses as the Company has historically collected all customer debt amounts and expects to continue to do so for the customers contained within the balance at year end.

Liquidity risk

The Company’s objective is to maintain a balance between the continuity of funding and flexibility through the use of operating cash flows and committed available credit facilities. The Company actively reviews its funding position to seek to ensure the available facilities are adequate to meet its current and anticipated needs. The Company manages liquidity risk by monitoring forecast cash flows and seeking to ensure that adequate cash and borrowing facilities are maintained. For further details on the current liquidity position and cash flow forecast through to the next twelve months, see “—Current Outlook”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Public Warrants

Upon the completion of the Business Combination, there were 12,210,732 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one-tenth of an Ordinary Share at an exercise price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share), will become exercisable at any time commencing on November 29, 2023, which is 30 days after the completion of the Business Combination. The Public Warrants will expire on November 3, 2028 (i.e., five years after the completion of the Business Combination), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation in accordance with their terms.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit committee financial expert.

Not applicable.

Item 16B.	Code of Ethics.

Not applicable.

Item 16C.	Principal Accountant Fees and Services.

Not applicable.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

On November 7, 2023, Deloitte Touche Tohmatsu (“Deloitte”) informed us that they were declining to stand for reelection as Carbon Revolution’s auditors for the fiscal period ending June 30, 2024.

The audit reports of Deloitte on the two fiscal years ended June 30, 2023 consolidated financial statements did not contain any adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to audit scope or accounting principles. The audit reports did include an emphasis of matter paragraph regarding Carbon Revolution’s ability to continue as a going concern, as discussed in Note 1.3 to the consolidated financial statements for the two fiscal years ended June 30, 2023.

During the two fiscal years ended June 30, 2023, and the subsequent interim period through November 9, 2023, there were no (1) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The Company requested that Deloitte furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 9, 2023, is filed as Exhibit 15.2 to this Form 20-F. The Company has not yet engaged a new accounting firm.

Item 16G.	Corporate Governance.

Not applicable.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

Item 16K.	Cybersecurity.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The unaudited condensed financial statements of Twin Ridge as of June 30, 2023, are incorporated by reference to pages F-2–F-23 in Amendment No. 6 to Form F-4 filed by the Company on August 28, 2023.

The audited financial statements of Twin Ridge as of December 31, 2022 are incorporated by reference to pages F-24–F-45 in Amendment No. 6 to Form F-4 filed by the Company on August 28, 2023.

The unaudited pro forma condensed combined financial information of the Carbon Revolution and Twin Ridge are attached as Exhibit 15.1 to this Report.

The audited financial statements of Carbon Revolution as of June 30, 2023 are included in pages 115 to 167 of this Report.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Carbon Revolution Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Carbon Revolution Limited and subsidiaries (the “Group”) as of June 30, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial doubt about the Group’s ability to continue as a going concern

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. We draw attention to Note 1.3 to the financial statements, which indicates there is substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1.3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Convenience translation

Our audits also comprehended the translation of Australian dollar amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1.7 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside Australia.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu
(PCAOB ID No. 01070)

November 9, 2023
Melbourne, Australia

We have served as the Group’s auditor since fiscal 2015.

Carbon Revolution Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the Years Ended June 30, 2023, 2022 and 2021

	Note	2023 US $’000[5]	2023 AU $’000	2022 AU $’000	2021 AU $’000

Sale of wheels		24,806	37,477	38,276	32,205
Engineering services		351	530	464	2,732
Sale of tooling		167	253	1,596	-
Revenue	2.1	25,324	38,260	40,336	34,937
Cost of goods sold	3.2.1	(36,467)	(55,094)	(57,445)	(49,232)
Gross loss		(11,143)	(16,834)	(17,109)	(14,295)

Other income	2.2	2,049	3,096	4,320	10,506
Operational expenses		(1,984)	(2,997)	(2,013)	(3,366)
Research and development expenses	2.4	(10,710)	(16,180)	(16,933)	(10,513)
Administrative expenses		(9,641)	(14,566)	(13,146)	(15,690)
Marketing expenses		(989)	(1,494)	(1,550)	(938)
Capital raising transaction costs	4.7	(16,379)	(24,746)	-	-
Finance costs	2.4	(3,642)	(5,502)	(1,390)	(1,704)
Loss before income tax expense		(52,439)	(79,223)	(47,821)	(36,000)
Income tax expense	5	-	-	-	-
Loss for the year after income tax		(52,439)	(79,223)	(47,821)	(36,000)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations		(41)	(62)	(147)	150
Other comprehensive loss		(41)	(62)	(147)	150

Total comprehensive loss for the year, net of tax		(52,480)	(79,285)	(47,968)	(35,850)

Earnings per share
Basic	2.5	$(0.25)	$(0.38)	$(0.23)	$(0.23)
Diluted	2.5	$(0.25)	$(0.38)	$(0.23)	$(0.23)

5 Refer to Note 1.7 Convenience translation into U.S. dollars

Carbon Revolution Limited
Consolidated Statements of Financial Position
As of June 30, 2023 and 2022

	Note	June 30, 2023 US $’000[7]	June 30, 2023 AU $’000	June 30, 2022 AU $’000
Current assets
Cash and cash equivalents	4.1	12,961	19,582	22,693
Restricted trust fund	4.1	9,715	14,677	-
Receivables	3.1	4,256	6,430	14,483
Contract assets	2.1	5,453	8,239	5,909
Inventories	3.2	14,676	22,173	20,164
Other current assets		249	378	1,587
Total current assets		47,310	71,479	64,836
Non-current assets
Property, plant and equipment	3.3	41,460	62,638	57,616
Right-of-use assets	3.4	4,929	7,446	7,564
Intangible assets	3.5	11,103	16,774	14,364
Total non-current assets		57,492	86,858	79,544
Total assets		104,802	158,337	144,380

Current liabilities
Payables	3.6	10,242	15,474	9,502
Borrowings	4.2	9,153	13,829	18,686
Lease liability	3.4	427	645	579
Contract liability	2.1	495	748	458
Deferred income	3.7	1,270	1,919	1,028
Provisions	3.8	8,576	12,957	4,161
Total current liabilities		30,163	45,572	34,414
Non-current liabilities
Borrowings	4.2	46,884	70,833	4,333
Lease liability	3.4	4,877	7,368	7,461
Contract liability	2.1	1,162	1,755	323
Deferred income	3.7	10,084	15,235	5,211
Provisions	3.8	1,220	1,843	713
Total non-current liabilities		64,227	97,034	18,041
Total liabilities		94,390	142,606	52,455
Net assets		10,412	15,731	91,925

Equity
Contributed equity	4.4	255,779	386,432	383,822
Reserves	4.6	4,743	7,166	6,747
Accumulated losses		(250,110)	(377,867)	(298,644)
Total equity		10,412	15,731	91,925

6 Refer to Note 1.7 Convenience translation into U.S. dollars

Carbon Revolution Limited
Consolidated Statements of Changes in Equity
For the years ended June 30, 2023, 2022 and 2021

	Note	Contributed equity	Share buyback reserve	Share based payment reserve	Accumulated losses	Foreign currency translation reserve	Total equity
		AU $’000	AU $’000	AU $’000	AU $’000	AU $’000	AU $’000
Balance as of June 30, 2020		291,226	(311)	1,394	(214,823)	(159)	77,327
Net loss after tax for the full year		-	-	-	(36,000)	-	(36,000)
Other comprehensive loss for the full year		-	-	-	0	150	150
Total comprehensive loss for the full year		-	-	-	(36,000)	150	(35,850)
Transactions with owners in their capacity as owners
Share-based payments		1,138	-	4,585	-	-	5,723
Issue of share capital		95,047	-	-	-	-	95,047
Share issue costs		(5,521)	-	-	-	-	(5,521)
Total transactions with owners in their capacity as owners		90,664	-	4,585	-	-	95,249
Balance as of June 30, 2021		381,890	(311)	5,979	(250,823)	(9)	136,726

Balance as of June 30, 2021		381,890	(311)	5,979	(250,823)	(9)	136,726
Net loss after tax for the full year		-	-	-	(47,821)	-	(47,821)
Other comprehensive loss for the full year		-	-	-	-	(147)	(147)
Total comprehensive loss for the full year		-	-	-	(47,821)	(147)	(47,968)
Transactions with owners in their capacity as owners
Share-based payments	4.4	1,932	-	1,235	-	-	3,167
Total transactions with owners in their capacity as owners		1,932	-	1,235	-	-	3,167
Balance as of June 30, 2022		383,822	(311)	7,214	(298,644)	(156)	91,925

Balance as of June 30, 2022		383,822	(311)	7,214	(298,644)	(156)	91,925

Net loss after tax for the full year		-	-	-	(79,223)	-	(79,223)
Other comprehensive loss for the full year		-	-	-	-	(62)	(62)
Total comprehensive loss for the full year		-	-	-	(79,223)	(62)	(79,285)
Transactions with owners in their capacity as owners
Share-based payments	4.4	2,610	-	481	-	-	3,091
Total transactions with owners in their capacity as owners		2,610	-	481	-	-	3,091
Balance as of June 30, 2023		386,432	(311)	7,695	(377,867)	(218)	15,731

Consolidated Statements of Cash Flows of Carbon Revolution Limited
For the years ended June 30, 2023, 2022 and 2021

	Note	$2023 US ’000[7]	$2023 AU ’000	$2022 AU ’000	$2021 AU ’000
Cash flow from operating activities
Receipts from customers		30,277	45,742	33,643	30,236
Receipt of grants and research and development incentives	3.7	10,224	15,446	3,767	11,888
Payments to suppliers and employees		(53,094)	(80,215)	(81,005)	(59,533)
Interest received		40	61	94	69
Capital raising transaction costs	4.7	(5,977)	(9,030)	-	-
Borrowing costs	4.2	(13,685)	(20,676)	-	-
Finance costs		(2,522)	(3,810)	(2,475)	(1,641)
Net cash used in operating activities	4.1.2	(34,737)	(52,482)	(45,976)	(18,981)

Cash flow from investing activities
Payments for property, plant and equipment	3.3	(8,659)	(13,082)	(15,634)	(12,571)
Payments for intangible assets	3.5	(3,226)	(4,874)	(6,007)	(3,990)
Sale proceeds from sale of property, plant and equipment	3.3	2	3	-	-
Net cash used in investing activities		(11,883)	(17,953)	(21,641)	(16,561)

Cash flow from financing activities
Proceeds from third party borrowings	4.2	82,713	124,963	33,657	25,774
Repayment of third-party borrowings	4.2	(28,602)	(43,212)	(29,370)	(12,715)
Repayment of related party borrowings	4.2	-	-	-	(13,000)
Proceeds from share issues	4.4	-	-	-	95,046
Reclassification to restricted trust fund	4.1	(9,715)	(14,677)	-	-
Capital raising transaction costs		-	-	(422)	(5,119)
Repayment of lease liability		(400)	(604)	(596)	(1,040)
Net cash provided by financing activities	4.1.3	43,996	66,470	3,269	88,946

Net (decrease) / increase in cash and cash equivalents held		(2,624)	(3,965)	(64,348)	53,404
Cash and cash equivalents at beginning of financial year		15,020	22,693	87,257	33,861
Effects of exchange rate changes on cash and cash equivalents		565	854	(216)	(8)
Cash and cash equivalents at end of financial year		12,961	19,582	22,693	87,257

7 Refer to Note 1.7 Convenience translation into U.S. dollars

Notes to the Financial Statements
For the years ended June 30, 2023, 2022 and 2021

1.	Basis of preparation

1.1	Corporate information

This note sets out the accounting policies adopted by Carbon Revolution Limited (“Carbon Revolution Limited”) and its consolidated entities, collectively known as “Carbon Revolution”, the “consolidated entity” or the “Group” in the preparation and presentation of the financial statements. Where an accounting policy is specific to one note, the policy is described within the note to which it relates.

The financial statements were authorized for issue by the directors as of November 9, 2023.

Carbon Revolution Limited is incorporated and domiciled in Australia.  Its principal activity is the manufacture and sale of carbon fiber wheels, as well as research and development projects relating to carbon fiber wheel technology.

The address of the Carbon Revolution’s registered office and its principal place of business is:

Building NR
75 Pigdons Road
Waurn Ponds VIC 3216, Australia

On November 3, 2023 (the “Closing Date”), Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“Twin Ridge”), Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450 (“MergeCo”), Carbon Revolution Limited, an Australian public company with Australian Company Number (ACN) 128 274 653 listed on the Australian Securities Exchange (“Carbon Revolution”) and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“MergerSub”), consummated the business combination (the “Transaction”) pursuant to the terms of a Business Combination Agreement, dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of MergeCo, with shareholders of Twin Ridge receiving Ordinary Shares of MergeCo, par value $0.0001 (“Ordinary Shares”), in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by assumption by MergeCo of the obligations under such warrants, including to become exercisable in respect of Ordinary Shares instead of Twin Ridge ordinary shares (the “Business Combination”). In addition, Twin Ridge, Carbon Revolution and MergeCo implemented a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, dated as of November 30, 2022, as amended or supplemented from time to time, which resulted in all shares of Carbon Revolution being canceled in return for consideration, with Carbon Revolution issuing one share to MergeCo (resulting in Carbon Revolution becoming a wholly-owned subsidiary of MergeCo) and the MergeCo issuing Ordinary Shares to the shareholders of Carbon Revolution.

1.2	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The financial statements have been prepared under the historical cost convention. Carbon Revolution has elected to present the financial statement of profit or loss and other comprehensive income using the function of expense method.

These financial statements are presented in Australian dollars, which is Carbon Revolution’s functional and presentation currency.

1.3	Going concern

Background

The financial statements of the Group have been prepared on the going concern basis which contemplates the continuity of normal business activities and the realization of assets and the discharge of liabilities in the normal course of business.

Carbon Revolution is an advanced technology manufacturing business which is in the process of industrializing and scaling up its production processes. At this pre-profitability stage of Carbon Revolution’s business lifecycle, it is essential that it has sufficient funding to meet its working capital requirements, as well as to fund the Group’s ongoing research and development of its products, material and process technologies, and investment in the expansion of its production facility (Mega-Line) required to achieve profitability and positive cash generation.

For the year ended June 30, 2023, the Group incurred an operating loss after tax of $79.2 million (2022: $47.8 million) and had negative cash flows from operating activities of $52.5 million (2022: $46.0 million), with a net current asset position of $25.9 million (2022: $30.4 million) and a cash and cash equivalent balance of $19.6 million as of  June 30, 2023 (2022: $22.7 million).

Subsequent to June 30, 2023 the Group continues to be loss making and has negative cash flows from operating activities. As of October 31, 2023, cash and cash equivalents amounted to $1.7 million.

As discussed in Note 6.7 Subsequent Events, the following took place on November 3, 2023:

•
Carbon Revolution, Twin Ridge, MergeCo, and MergerSub, consummated the business combination pursuant to the terms of a Business Combination Agreement, dated November 29, 2022, as amended or supplemented from time to time.

•
MergeCo issued US$35 million (A$54.7 million) of Preferred Shares to OIC (Initial Subscription Price) (each, as defined below) and received US$32.5 million (A$49.8 million) in net proceeds. Carbon Revolution received these proceeds from MergeCo as per the loan agreement (defined below) between MergeCo and Carbon Revolution.

As a result of the Business Combination, given that MergeCo and MergerSub are not operating entities, they are dependent on the Group to meet their financial obligations.

Carbon Revolution has prepared a detailed cash flow projection for the 12-month period from November 4, 2023 (the “Cash Flow Projection”) in connection with its assessment of its current and projected liquidity, including its financing needs and ability to continue as a going concern. The Cash Flow Projection includes all cash flows for MergeCo and its subsidiaries.

Based on revenue and operating costs, research and development costs, working capital needs, and capital expenditure plans and remaining deferred transaction costs, the Cash Flow Projection indicates that the Group must raise, in addition to the related party loan from MergeCo which was received on November 6, 2023, new debt and/or equity of at least $42.3 million to allow the Group to continue as a going concern over the next 12 month period.

The Group’s Cash Flow Projection forecasts:

•
Net cash outflows (excluding costs related to the Transaction) from operating activities of approximately $70.5 million, being cash inflows from customers (and grants), less operating costs, research and development costs, working capital needs, principal repayments, and capital expenditure;

•
Net cash inflows from financing activities of $33 million, consisting primarily of raising new funding or accessing the Committed Equity Facility (“CEF”) of $42.3 million and accessing US$5 million (A$7.8 million) of the funds of the OIC Financing held in escrow upon satisfaction of the First Reserve Release (as defined below), offset by $14.1 million of Transaction costs indicated to be payable during the remainder of the projection period, as well as $3.1 million relating to other financing activities;

•
From November 2023 onwards, the Group projects to meet its covenants, as amended on October 18, 2023, under the USD term loan (the “New Debt Program”), except for the Adjusted EBITDA test where management forecasts breaches in February 2024 and August 2024. If it does not meet a covenant, the Group will seek to utilize the cure rights available to it in accordance with the New Debt Program.  Refer to Note 4.2, Borrowings and other financial liabilities, for information on covenants under the USD term loan, and Note 6.7, Subsequent Events for information on waivers received subsequent to the reporting period.

There is risk that the Group may not be able to meet its operational cash flow targets;

There is also the risk that the Group may not be able to meet all of its covenants under the New Debt Program and the lender may not waive any potential future breaches.

Cash Flow and Liquidity Initiatives

As of the date of issuance of the financial statements, the Group and MergeCo are undertaking the following funding initiatives:

OIC Financing

Carbon Revolution announced on September 22, 2023 that MergeCo has entered into a securities purchase agreement (“OIC Purchase Agreement”) and other documents (the “OIC Documents”) with OIC Structured Equity Fund I Range, LLC and OIC Structured Equity Fund I GPFA Range, LLC (fund vehicles affiliated with Orion Infrastructure Capital) (“OIC” or, collectively, the “OIC Investors”), under which, subject to satisfaction or waiver of a number of conditions (including Implementation (“closure of scheme of arrangement and capital reduction”)), MergeCo agreed to issue Class A Preferred Shares in MergeCo (“Preferred Shares”) and a warrant (“OIC Warrant”) to OIC in exchange for initial gross proceeds of US$35 million (A$54.7 million) (“Initial Subscription Price”), with further proceeds to be available in tranches, comprising of up to US$35 million (A$54.7 million) (“Reserve Funds”) that OIC agreed to deposit in an escrow account, which funds are subject to release upon satisfaction of further conditions and up to a further US$40 million (A$62.5 million) (“Subsequent Commitment Amount”) in aggregate proceeds upon satisfaction of further conditions to be used for the development, construction, and/or retooling of future manufacturing facilities (“OIC Financing”). As discussed in this going concern disclosure, the initial net proceeds of US$32.5 million (A$49.8 million) was received by the Group on November 6, 2023, as per the loan agreement between MergeCo and Carbon Revolution.  Under the terms of the loan agreement, the maturity date of the loan is November 2028. Refer to note 6.7 Subsequent Events.  MergeCo has issued a guarantee letter to Carbon Revolution whereby MergeCo guaranteed that the net proceeds received from OIC on the First Reserve Release (defined below) will be contributed to Carbon Revolution.

Under the OIC Financing, in addition to the initial net proceeds received on November 6, 2023 of US$49.8 million:

•	US$35 million (A$54.7 million) have been deposited into an escrow account (“Reserve Funds”).

•
Subject to and on the satisfaction of further conditions, MergeCo will issue US$5 million ($7.8 million) of Preferred Shares to OIC and receive US$5 million ($7.8 million) in funding from the Reserve Funds if, prior to the Second Reserve Release (as defined below), MergeCo receives aggregate gross proceeds of at least US$10 million ($15.6 million) from one or more issuances and sales of Ordinary Shares to one or more third party persons (other than OIC and its affiliates) (“First Reserve Release”).  The Group projects in its Cash Flow Projection that the First Reserve Release will occur by February 2024.

•
Subject to and on the satisfaction of further conditions by December 1, 2024, or if MergeCo continues to work in good faith to satisfy the relevant condition, January 31, 2025, MergeCo will issue Preferred Shares to OIC equal in amount to the remaining Reserve Funds plus accrued interest and receive the remaining Reserve Funds (“Second Reserve Release”).  The Second Reserve Release is not included in the Cash Flow Projection as management does not expect the Second Reserve Release to take place within the projection period.

•
In the 24 months following the Initial Closing, MergeCo will, to the extent additional financing is necessary for the development, construction and/or tooling associated with any future manufacturing facility or for material upgrades to Carbon Revolution’s existing Mega-line plant operations in Australia (“Plant Investments”), have the right, subject to meeting certain conditions described below, to request that OIC subscribe for up to US$40 million of further Preferred Shares less a 2% subsequent structuring premium (“Subsequent Financing”). Completion of any such Subsequent Financing is subject to approval by OIC’s investment committee. The Subsequent Financing is not included in the Cash Flow Projection as management does not expect the Subsequent Financing to take place within the projection period.

The proceeds received from the issuance of Preferred Shares under the OIC Financing must generally be used consistent with a budget agreed between MergeCo and OIC. In connection with the OIC Financing, an affiliate of OIC will receive a ‘monitoring fee’ of US$80,000 (A$123,000) per year for so long as the Preferred Shares remain issued and outstanding.

There are risks associated with the OIC Financing including but not limited to:

•	There are no assurances as to when the closing conditions for the OIC Financing for the Reserve Funds or Subsequent Financing will be satisfied;

•	MergeCo’s ability to raise further capital from third parties is subject to consent from OIC (subject to certain limited exceptions); and

•
The MergeCo Board may not be able to act in the best interests of MergeCo or MergeCo Shareholders as a result of the terms of the OIC Documents that impose obligations on MergeCo and its subsidiaries or restrict their ability to engage in some business activities, which could materially adversely affect MergeCo and Carbon Revolution’s business, results of operations and financial condition.

Advance Payment Arrangement

The Group has entered into bailment and advanced payment arrangements over the last 12 months with one of its key customers for shipped goods to be paid in advance in exchange for certain discounts. The Group plans to continue to request bailment and advance payment arrangements with this customer and the Group’s Cash Flow Projection assumes that the bailment and advanced payment arrangement will continue to be granted.

There are risks associated with the bailment and advance payment arrangements including but not limited to:

•	There is no contractual arrangement with the key customer that requires it to accept the request for the bailment and advance payments;

•	The customer may not accept the Group’s request for the bailment and advance payments; and

•	There may be a delay in the customer accepting and making the bailment and advance payments.

New Equity

In addition to the Initial Subscription Price and First Reserve Release of the OIC Financing, the Group’s Cash Flow Projection includes MergeCo raising gross funds of US$27.5 million (A$42.3 million) in connection with the partial use of the US$60 million (A$92.3 million) Committed Equity Facility (“CEF”). The Cash Flow Projection projects US$10 million (A$15.4 million), US$7.5 million (A$11.5 million), and US$10 million (A$15.4 million) of gross funds will be raised in February 2024, April 2024, and June 2024, respectively. The Cash Flow Projection also includes deferred transaction costs of $10.6 million to be paid from these funds, according to the terms of the vendor deferral arrangements. It is expected that MergeCo will advance these funds raised to Carbon Revolution.

In addition to the CEF, Twin Ridge also engaged Craig-Hallum Capital Group LLC to act as placement agent and capital markets advisor to support the Group in potentially raising additional funding. Craig-Hallum has in particular been engaged to identify and contact potential investors, formulate a strategy, coordinate due diligence and assist in preparing any offering documents.

There are risks associated with the New Equity raising activities including but not limited to:

•
there may be a delay in the availability of the CEF (the CEF will not be available until after the filing by MergeCo of its annual report for the year ended June 30, 2023, which has not yet been filed with the SEC and filing with the SEC of a registration statement for the resale of the Ordinary Shares, and such registration statement being declared effective by the SEC);

•
the Group’s advisors that will be assisting in raising capital through the CEF may be unable to dispose of the shares of MergeCo on an ongoing basis. As the terms of the CEF will not require the advisor to purchase additional shares under the CEF beyond an overall ownership of 9.99% (the CEF Ownership Restriction) or US$10 million (A$15.4 million) per week, whichever is lower, the Group may have access to materially less than the US$27.5 million projected to be drawn under the CEF during the next 12 months;

•
In order for MergeCo to be able to draw down on the next advance, the CEF provider will be required to sell some or all of its Ordinary Shares issued as part of the first advance on market which, in the absence of significant demand for Ordinary Shares, may put significant downward pressure on the trading price. This may cause the 9.99% shareholding cap under the next advance to be reached in conjunction with a lower US$ amount of cash raised under the CEF. This mechanism may create a downward spiral in the share price of MergeCo which may prevent CBR from being able to utilize the CEF to create liquidity;

•
When MergeCo lodges a request to drawdown an amount of equity from the CEF, the CEF Provider is specifically permitted to sell the shares in MergeCo during the period between lodgement of the request to drawdown and the date the shares are issued to it so that it may manage its risk should it need to. The agreement for the CEF deems a request to drawdown equity from the CEF to be an unconditional contract that is binding on both parties;

•
The CEF Provider is permitted to sell the shares in MergeCo for which it is bound to subscribe, before it is issued with them, and before it has paid the subscription price. This might be characterized as short selling of the Ordinary Shares. Accordingly, there exists the potential for the CEF Provider to place downward pressure on the trading price of Ordinary Shares on the public market by short selling shares it does not yet own. This effect is more severe under the CEF than other ordinary short selling arrangements because the CEF Provider will not subsequently re-enter the public market to purchase the shares it has already sold (and by doing so, provide support for the trading price) but will instead simply deliver, to either the lender of the covered position or the purchaser if the short sale was naked, the shares subscribed for under the CEF when they are issued; and

•
the Group may not be able to raise further equity funds from sources other than the CEF in the amounts and within the timeframes necessary for the Group to remain solvent and to comply with its liquidity covenants, on satisfactory terms, or at all.

Other initiatives

As of the date of issuance of the financial statements, the Group has entered into the following cash flow, liquidity improvement, and funding initiatives:

•	As discussed above, the Group received $49.8 million of initial net proceeds through MergeCo’s OIC Financing as per the loan agreement between MergeCo and Carbon Revolution on November 6, 2023;

•
The Group reached agreement with certain suppliers to defer total payments of $8.9 million including future invoices during the deferral period. Under the terms of these agreements, the deferred payments are required to be made in November 2023;

•
The Group reached agreement with certain of its advisers relating to the deferral of $23.7 million of transaction fees owed to them at Implementation, with $10.6 million of these fees projected to be payable during the next 12 month period. Refer to Note 6.7 Subsequent Events;

•	In connection with the OIC Financing, the Group obtained certain amendments to terms of the New Debt Program. Refer Note 6.7 Subsequent Events.

Conclusion

The Cash Flow Projection projects that the Group will have sufficient funds to meet its commitments over the next twelve months based on the successful implementation of all of the above funding, cash flow and liquidity improvement initiatives. The directors consider they have reasonable grounds to believe that they will be successful in obtaining sufficient funding through measures such as the OIC Financing, Advance Payment Arrangement, and New Equity. For these reasons the financial statements have been prepared on the basis that the Group is a going concern.

Carbon Revolution is not yet profitable and does not yet derive positive net operating cash flows and does not expect to be profitable or be able to derive positive net operating cash flows in the 12 month period of the Cash Flow Projection. Should sufficient liquidity not be secured through the above funding initiatives, or should there be a delay in the timing of securing funds through these funding initiatives, or should the Group be unable to cure any breaches for its borrowings, this would have adverse implications for the Group, Carbon Revolution’s shareholders and its creditors. In these scenarios, the Group will need to seek other options, including seeking further liquidity support from customers and suppliers, delaying or reducing operating and capital expenditure, seeking waivers in respect of potential covenant breaches, the possibility of an alternative transaction or fundraising, and in the event that none of these are available, liquidation.

Based on the factors above, a material uncertainty exists which may cast substantial doubt as to whether the Group will continue as a going concern and therefore whether it will realize its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

1.4	Basis of consolidation

The consolidated financial statements are presented in Australian dollars which is also the functional currency of the parent entity and its Australian subsidiaries.

Controlled entities

The consolidated financial statements comprise the financial statements of Carbon Revolution and of its subsidiaries as of reporting date. Carbon Revolution controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.  Subsidiaries are consolidated from the date on which control is established and are de-recognized from the date that control ceases.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of Carbon Revolution are eliminated in full on consolidation.

Any changes in Carbon Revolution’s ownership interests in subsidiaries that do not result in Carbon Revolution losing control over the subsidiaries are accounted for as equity transactions.

Foreign currency translation

Carbon Revolution has one overseas subsidiary in the United States of America (“US”).

The results and financial position of all of Carbon Revolution’s entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translated at the closing rate at the reporting date;

•
income and expenses are translated at average exchange rates throughout the course of the year (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates on the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, a separate component of equity.

1.5	Significant accounting judgements, estimates and assumptions

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of Carbon Revolution’s accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. The significant judgements made by management in applying Carbon Revolution’s accounting policies and the key sources of estimation uncertainty are outlined in detail within the specific note to which they relate.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidation financial statements are included in the following notes.

Note 3.2 Inventories	Note 3.5 Intangible assets

Note 3.3 Property, plant and equipment	Note 5.5 Income tax

Note 3.7 Deferred income	Note 4.7 Transaction costs

Note 4.2 Borrowings and other financial liabilities

1.6	Goods and Services Tax (“GST”)

Goods and Services Tax (“GST”) is recognized in these financial statements as follows:

1.	Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority;

2.	Receivables and payables are stated inclusive of the amount of GST receivable or payable;

3.	The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet;

4.	Cash flows are presented on a gross basis. The GST components of cash flows arising from investing and financing activities are presented as operating cash flows; and

5.	Commitments are disclosed net of GST.

1.7	Convenience translation into U.S. dollars

The presentation currency of Carbon Revolution Limited’s consolidated financial statements are the Australian Dollar. The U.S dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, dividing the Australian dollar amounts by the exchange rate of AUD 0.6619 per US$1.00, which is the Xignite market exchange rate as of June 30, 2023. The use of this methodology in translating Australian dollars into U.S dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Australian dollar amounts actually represent or have been, or the amount that could be converted into U.S dollars at that rate or any other rate.

2	Operating performance

Revenue is recognized either at a point in time or over time, when (or as) Carbon Revolution satisfies performance obligations by transferring the promised goods or services to its customers, regardless of when the payment is received.  Revenue is measured at the fair value of consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.  Carbon Revolution has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all the revenue arrangements, has pricing discretion, and is also exposed to inventory and credit risks.

2.1	Revenue from contracts with customers

In addition to the comments in Note 2.2.1 the disclosure requirements arising from IFRS 15, Revenue from Contracts with Customers, are grouped together in this note.

Disaggregation of revenue

	2023 $’000	2022 $’000	2021 $’000
External revenue by product line
Sale of wheels	37,477	38,276	32,205
Engineering services	530	464	2,732
Sale of tooling	253	1,596	-
Total revenue	38,260	40,336	34,937

	2023 $’000	2022 $’000	2021 $’000
External revenue by timing of revenue
Goods transferred at a point in time	18,885	15,730	9,606
Goods transferred over time	18,592	22,546	22,599
Services transferred at a point in time	253	1,277	1,422
Services transferred over time	530	783	1,310
Total revenue	38,260	40,336	34,937

	2023 $’000	2022 $’000
Contract asset
Opening balance	5,909	-
Additions	24,821	5,909
Advance payments	(13,064)	-
Transfer to trade receivables	(9,427)	-
Total contract asset	8,239	5,909

	2023 $’000	2022 $’000
Contract liability
Opening balance	781	-
Additions	2,505	781
Revenue recognized	(783)	-
Total contract liability	2,503	781

Contract liability – current	748	458
Contract liability – non current	1,755	323
Total contract liability	2,503	781

2.2	Other income

	2023 $’000	2022 $’000	2021 $’000

Government grants	2,777	3,506	3,504
Jobkeeper	-	-	6,835
Interest income	61	94	84
Foreign exchange gain	-	448	-
Other income	258	272	83
Total other income	3,096	4,320	10,506

2.2.1	Information about revenue and other income

In accordance with IFRS 15, Revenue from Contracts with Customers, Carbon Revolution recognizes as revenue from contracts with customers the amount that is received as consideration for the transfer of goods or services to customers. The relevant point in time or period of time is the transfer of control of the goods or services to the customer (control approach).

To determine when to recognize revenue and at what amount, the five-step model is applied. By applying the five-step model to contracts with customers, distinct performance obligations are identified. The transaction price is determined – and allocated to the performance obligations – according to the requirements of IFRS 15. The allocation of the transaction price in the case of more than one performance obligation at hand would be performed by using observable prices if possible. Otherwise, the allocation would be performed using the adjusted market assessment approach or the approach of cost plus a margin. For every performance obligation that, in accordance with IFRS 15, is distinct within the context of the contract, the revenue recognition is determined to be at a point in time or to be satisfied over time.

Sale of wheels and tooling

Revenue from the sale of Carbon Revolution wheels and tooling is based on the contracted sales price. Discounts on the invoice amounts can be granted to the customer in return for significant advance payments. All sales relate to customer-specific products and revenue is recognized over time when there is an enforceable right to payment and no alternative use. Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service. Payment terms for both revenue recognized over time and at a point in time depend on the individual customer and are on average between 60 and 120 days.

Sales are recognized when control is transferred. Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•	the customer simultaneously receives and consumes the benefits provided by Carbon Revolution’s performance as Carbon Revolution performs;

•	Carbon Revolution’s performance creates or enhances an asset that the customer controls as Carbon Revolution performs; or

•	Carbon Revolution’s performance does not create an asset with an alternative use to Carbon Revolution and Carbon Revolution has an enforceable right to payment for performance completed to date.

The output-based measurement method is used for revenue recognized over time based on products ready to be picked up by the customer or shipped to the customer or where applicable a practical expedient is used based on the date of invoice.

Under Carbon Revolution’s standard contract terms, end customers have a right to claim for faulty wheels within a specified warranty period. While a warranty provision is recorded at the time of the product sale based on an assessment of possible future claims, historically, Carbon Revolution has not experienced material warranty claims.

Rendering of services

Revenue from a contract to provide engineering, design and testing services is recognized over time based on the stage of completion of the contract. The Directors have assessed that the stage of completion determined as the proportion of the milestones achieved under the customer contract is an appropriate measure of progress towards complete satisfaction of these performance obligations under IFRS 15.

In certain circumstances where a contract to provide engineering, design and testing services is only fulfilled with the delivery of certain prototypes, the revenue is recognized at a point in time. The recognition occurs when Carbon Revolution transfers the prototype wheels to the buyer and with it the significant risks and rewards of ownership, in accordance with the relevant customer contracted commercial terms.

Contract assets and contract liabilities

Contract assets arise from customer-specific goods and services where performance obligations are delivered in advance of invoicing for revenue recognized over time. Contract assets are reduced when the customer is invoiced.

Contract liabilities include advance payments by customers for deliveries of goods and for services to be performed. In the case of these advance payments by customers for deliveries of goods and for services to be performed, for which contract liabilities are recognized, the customer has already paid the consideration – or part of the consideration – but Carbon Revolution has not yet satisfied its performance obligation, or has done so only to a limited extent. The provision of the corresponding services to the customers by Carbon Revolution in these cases reduces the level of the associated contract liabilities.

Interest income

Interest income is recognized on a time proportionate basis that takes into account the effective yield on the financial asset.

Government grants

Government grants income includes government grants and amounts received or receivable by Carbon Revolution.  Grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions have been complied with.  When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to Carbon Revolution with no future related costs are recognized in profit or loss in the period in which they become receivable.  When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

JobKeeper

The Federal Government’s JobKeeper scheme effectively provided a wage subsidy to the Group, which was materially impacted by COVID-19. The JobKeeper scheme ended on 28 March 2021. The group was acting as principal and the JobKeeper payments represent a government grant, which is recognized under AASB 120 Accounting for Government Grants and Disclosure of Government Assistance. This grant is recognized as a receivable when there is reasonable assurance that the entity will comply with the conditions attached to the grant and the grant will be received. The grant is recognized in profit or loss in the period in which the entity recognizes the related costs as expenses. The grant is disclosed in other income in the profit and loss and within the consolidated statements of cash flows in government grants.

2.3	Segments

Carbon Revolution operates in one business segment, being the manufacture and sale of carbon fiber wheels. This single segment is based on the internal reports that are reviewed and used by the Chief Executive Officer, who is also the Chief Operating Decision Maker (“CODM”), in assessing performance and determining allocation of resources.  The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements. While revenue is almost entirely international, all non- current assets are domestic.

Included in revenues, are revenues of approximately $35.8 million (2022: $39.3 million, 2021: $32.6 million) which arose from sales to Carbon Revolution’s three major international customers, representing more than 94% of Carbon Revolution’s revenue. No other single customers contributed 10 per cent or more to Carbon Revolution’s revenue in either 2021,  2022 or 2023.

Revenue and non-current assets by geography comprise:

	2023 $’000	2022 $’000	2021 $’000
Revenue
International	38,260	40,336	34,937
Domestic	-	-	-
	38,260	40,336	34,937

Non-current assets
International	-	-
Domestic	86,858	79,544
	86,858	79,544

2.4	Expenses

Finance costs	2023 $’000	2022 $’000	2021 $’000
Interest on third party loans	2,676	552	400
Interest on lease liabilities	297	301	50
Finance costs	1,448	-	-
Supplier financing costs	446	213	60
Interest other	635	324	91
Interest on Ronal AG loan	-	-	668
Facility costs	-	-	435
	5,502	1,390	1,704

Salaries and employee benefit expense

Wages and salaries	39,023	33,370	26,034
Post-employment benefits (defined contribution plans)	3,379	2,838	2,259
Share-based payments expense	3,091	3,167	5,723
	45,493	39,375	34,016

Depreciation and amortization

Property, plant and equipment	7,382	6,919	6,391
Right of use assets	695	656	687
Capitalized development costs	2,376	1,307	520
Patents and trademarks	89	84	85
	10,542	8,966	7,683

Research and development expense

Research and development	16,180	16,933	10,513

2.4.1	Information about expenses

Finance costs

Finance costs are expensed in the period in which they occur.

Share based payments

Carbon Revolution operates several employee incentive schemes to remunerate employees, including senior executives, in the form of share-based payments. Refer to note 4.5 for information on share-based payments.

Depreciation

Property, plant and equipment, including leasehold improvements, are depreciated over their estimated useful lives, commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the lesser of the assets estimated useful life and the expected term of the lease.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If Carbon Revolution is reasonably certain to exercise a purchase option or if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, the right-of-use asset is depreciated over the underlying asset’s useful life.

Depreciation is mainly included in cost of goods sold with minority of costs in research and development expense as it is directly attributable to the cost of producing wheels and developing new carbon fiber wheel core technologies and structures. The depreciation periods and method for each class of assets are:

Class of fixed asset	Depreciation period	Depreciation method
Leasehold improvements	Shorter of 20 years or the remaining term of the lease	Straight line
Manufacturing plant and equipment	2 to 10 years	Diminishing value
Tooling	3 to 10 years	Diminishing value
Other equipment	3 to 5 years	Diminishing value

Research and development expenses

Research and development expenses primarily consist of
(i) purchases of supplies and materials used in our research and development projects,
(ii) salaries, bonuses and related expenses for personnel engaged in research and development,
(iii) consumption of low-value consumables used in our research and development projects,
(iv) depreciation of property, plant and equipment used in connection with our research and development efforts, and
(v) amortization of capitalized development costs.

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Refer to note 3.5 Intangible assets for further information in relation to capitalized development costs, patents and trademarks.

2.5	Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	2023 $’000	2022 $’000	2021 $’000
The following reflects the income used in the basic and diluted earnings per share computations:
a) Earnings used in calculating earnings per share
Net loss attributable to ordinary equity holders of the parent	(79,223)	(47,821)	(36,000)

b) Weighted average number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	208,504	205,938	155,501

Effect of dilution
Share options	-	-	-
Weighted average number of ordinary shares adjusted for the effect of dilution	208,504	205,938	155,501
Loss per share (basic and diluted in cents)	$(0.38)	$(0.23)	$(0.23)

There have been no transactions involving ordinary shares or potential ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between June 30, 2023 and the date of the completion of this financial report.

Diluted earnings per share is calculated as net loss divided by the weighted average number of ordinary shares and dilutive potential ordinary shares. Options granted under Long Term Incentive (“LTIP”), Short Term Incentive (“STI”), Tax-exempt Employee Share Ownership (“TESP”), Employee Stock Ownership (“ESOP”), Salary Restructure Scheme (“SRS”) and Non-Executive Director Fee Sacrifice (“NED Plan”) plans would generally be included in the calculation due to the conditions of issuance being satisfied. As Carbon Revolution is in a loss position, the options are anti-dilutive and, accordingly, the basic loss per share is the same as the diluted loss per share.

A total number of 9,956,243 options/rights outstanding at June 30, 2023 (2022: 10,123,403) were anti-dilutive and were therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

These options related to the following option plans:

	2023 No.	2022 No.	2021 No.
ESOP	4,945,959	4,996,896	4,996,896
LTIP	3,151,950	3,334,183	-
Total	8,097,909	8,331,079	4,996,896

Performance rights

	2023 No.	2022 No.	2021 No.
NED Plan	43,033	43,033	107,518
LTIP	688,142	718,345	718,345
STI	851,613	595,363	333,017
TESP	233,248	321,803	125,647
SRS	42,298	113,780	360,614
Total	1,858,334	1,792,324	1,645,141

3  Operating assets and liabilities

This section shows the assets used to generate Carbon Revolution’s revenue and the liabilities incurred. Assets and liabilities relating to Carbon Revolution’s financing activities are disclosed in note 4.  Deferred tax assets and liabilities are disclosed in note 5.

3.1	Receivables

	2023 $’000	2022 $’000
Trade receivables
Not past due	4,220	7,591
Past due 1 – 30 days	623	3,433
Past due 31 – 90 days	443	1,445
Past due 90 days and over	216	684
	5,502	13,153
Allowance for impairment losses	(119)	-
Trade receivables	5,383	13,153
Apprenticeship grant funding	25	479
Other receivables	267	236
GST recoverable	755	615
Trade and other receivables	6,430	14,483

3.1.1	Information about receivables

Trade and other receivables are measured at the transaction price in accordance with IFRS 15.

Carbon Revolution makes use of the simplified approach in the accounting for expected credit losses related to the trade and other receivables and records the loss allowance at the amount equal to the expected lifetime credit losses. In using this practical expedient, Carbon Revolution uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses which are reviewed at each reporting period. Debts that are known to be uncollectible are written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

See note 4.3.2 regarding credit risk of trade receivables, which explains how Carbon Revolution manages and measures credit quality of trade receivables. There is currently a small provision for long overdue receivables. Management has assessed the risk of credit losses as minimal given the credit rating of its customers. Taking into consideration the historically collected debt and timing of those it has been deemed appropriate to record a provision for those long overdue receivables as of June 30, 2023.

In reaching this view on expected credit losses and having regard to the current environment management has performed a review on an individual customer basis including monitoring customer performance and timing of payments. All sales are with major international Original Equipment Manufacturer (“OEM”) customers, which do not have any risk of credit loss on the basis of viability and transaction history.

3.2	Inventories

	2023 $’000	2022 $’000
Current
Raw materials	13,301	7,646
Work in progress	5,772	9,688
Finished goods	3,649	4,318
Consumables and spare parts	2,560	3,276
Provision for impaired wheels	(3,109)	(4,764)
Inventories at the lower of cost and net realizable value	22,173	20,164

3.2.1	Information about inventories and significant estimates

Inventories are valued at the lower of cost and net realizable value.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale (“NRV”).

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials – recorded at standard cost, reassessed against actual costs quarterly.
•
Finished goods and work-in-progress – cost of direct materials, labor, outsourced processing costs and a proportion of manufacturing overheads based on normal operating capacity but excluding finance costs.

•	Consumables and spare parts – recorded at purchase price. Consumables and spares are assessed for ongoing usefulness and written off if they are no longer likely to be of use.

Inventory provision for impaired wheels related to wheels that require additional rework or for obsolete stock.

Amounts recognized in profit or loss

Inventories recognized as an expense during the year ended June 30, 2023 amounted to $54.6 million (2022: $57.0 million, 2021: $46.9 million). These were included in cost of goods sold.

During the year $4.4 million (2022: $4.0 million, 2021: $5.6 million) of obsolescence and scrap were recognized as an expense and included in cost of goods sold in the consolidated statement of profit and loss and comprehensive income.

Cost of goods sold relating to wheels includes raw materials, consumables, associated freight, labor costs and depreciation and overheads costs directly attributable to the manufacture of products. Overhead costs include salaries and related personnel expenses as well as facility and operating costs. Where applicable shipping and handling costs are included in cost of goods sold. Separately calculated and allocated to costs of goods sold are costs relating to warranty provision and production scrap. Warranty costs are estimated based on historical production failure rates and production costs, while scrap costs incurred in the normal production of the wheels are included in cost of goods sold.

Cost of goods sold relating to engineering revenue includes labor costs, material and contractor costs.

Cost of goods sold relating to tooling relates to third party expenses for tooling purchases.

Critical accounting estimates and judgement

Management’s judgement is applied in determining the provision for impaired wheels.

Impaired wheel provisioning has been calculated using historical data as well as management experience in determining an adequate provision. Carbon Revolution uses a traceability system for all wheels which is used to identify and isolate wheels at risk of non-recoverability. Management judgement is applied to assign a probability of recovery to individual groups of wheels.

3.3	Property, plant and equipment

	Capital works in progress	Leasehold improvements	Manufacturing equipment	Tooling	Other equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Gross cost	18,950	5,649	40,454	14,326	2,784	82,163
Less accumulated depreciation	-	(1,355)	(14,070)	(7,618)	(1,504)	(24,547)
At June 30, 2022	18,950	4,294	26,384	6,708	1,280	57,616

Gross cost	17,095	5,839	52,640	16,034	2,960	94,568
Less accumulated depreciation	-	(1,642)	(18,467)	(9,964)	(1,857)	(31,930)
At June 30, 2023	17,095	4,197	34,173	6,070	1,103	62,638

Movement in carrying amounts
Balance at June 30, 2021	7,138	4,466	29,716	4,737	1,262	47,319
Additions	17,496	-	-	-	-	17,496
Transfer into/ (out of) capital WIP	(5,684)	109	947	4,231	397	-
Depreciation expense	-	(281)	(4,089)	(2,173)	(376)	(6,919)
Disposals/write-offs	-	-	(190)	(87)	(3)	(280)
Balance at June 30, 2022	18,950	4,294	26,384	6,708	1,280	57,616

Additions	11,478	-	-	-	-	11,478
Transfer of maintenance spares	-	-	953	-	-	953
Transfer into/ (out of) capital WIP	(13,306)	189	11,233	1,709	175	-
Depreciation expense	-	(286)	(4,397)	(2,347)	(352)	(7,382)
Disposals/write-offs	(27)	-	-	-	-	(27)
Balance at June 30, 2023	17,095	4,197	34,173	6,070	1,103	62,638

3.3.1	Information about how Carbon Revolution accounts for property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and any accumulated impairment losses.

An asset’s residual value and useful life is reviewed, and adjusted if appropriate, at the end of each reporting period. Any depreciation and impairment losses of an asset are recognized in profit or loss.

Gains and losses on disposal are determined by comparing proceeds with the carrying amount. These gains and losses are included in profit or loss when the asset is derecognized.

Capital works in progress includes leasehold improvements, manufacturing equipment, tooling and other equipment that are under construction as of the reporting date.

Carbon Revolution has capital commitments of $3.6 million for manufacturing equipment as of June 30, 2023 (2022: $7.5 million).

Critical accounting estimates and judgement

Management’s judgement is applied in determining whether any impairment is required on the property, plant and equipment. The impairment testing is performed at a CGU level, being Carbon Revolution itself, due to the unique nature of the business.

Refer to Note 3.5 for a detailed impairment assessment that was performed as of June 30, 2023.

3.4	Leases

Amounts recognized in the consolidated statements of financial position

	2023		2022
Right-of-use assets	$	’000	$	’000

Cost at start of year		9,863		9,626
Additions		577		237
Closing balance at end of year		10,440		9,863

Accumulated depreciation at start of year		(2,299)		(1,643)
Depreciation charge for the year		(695)		(656)
Closing balance at end of year		(2,994)		(2,299)

Carrying amount		7,446		7,564

Lease liabilities

Current		645		579
Non-current		7,368		7,461
		8,013		8,040

Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:
	2023		2022
	$	’000	$	’000

Depreciation charge of right of use assets		695		656

Interest expense		297		301

Expense relating to short-term leases (included in costs of goods sold and administrative expenses)		181		246

3.4.1	Information about leases and significant estimates

Carbon Revolution has one lease for its manufacturing and head office facility in Waurn Ponds, Victoria. The lease agreement does not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Right of use assets

Right-of-use assets are measured at cost comprising the amount of the initial measurement of lease liability, any initial direct costs and restoration costs reduced by any lease incentives received. Carbon Revolution applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired. The impairment testing is performed at a CGU level, being Carbon Revolution itself, due to the unique nature of the business.

Refer to Note 3.5 for a detailed impairment assessment that was performed as of June 30, 2023.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If Carbon Revolution is reasonably certain to exercise a purchase option or if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, Carbon Revolution uses its incremental borrowing rate.

The lease liability contract includes an annual Consumer Price Index increase.

Refer to note 4.3.3 for maturity analysis relating to lease liabilities.

Expense relating to low value leases (included in administrative expenses) for year ending June 30, 2023 was $0.2  million (2022: $0.2 million, 2021: $0.2 million).

3.5	Intangible assets

	Development costs	Patents and trademarks	Total
	$’000	$’000	$’000
Gross cost	15,750	1,354	17,104
Less accumulated amortization	(2,247)	(493)	(2,740)
At June 30, 2022	13,503	861	14,364

Gross cost	20,442	1,537	21,979
Less accumulated amortization	(4,623)	(582)	(5,205)
At June 30, 2023	15,819	955	16,774

Movement in carrying amounts
Balance at July 1, 2021	8,890	859	9,749
Additions	5,920	86	6,006
Amortization	(1,307)	(84)	(1,391)
Balance at June 30, 2022	13,503	861	14,364

Additions	4,692	183	4,875
Amortization	(2,376)	(89)	(2,465)
Balance at June 30, 2023	15,819	955	16,774

3.5.1	Information about intangible assets and significant estimates

Intangible assets are measured on initial recognition at cost.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The majority of development costs relate to the development of new carbon fiber wheel prototypes.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Amortization commences once the intangible asset is ready for use, and is calculated using a straight-line method to allocate the cost of intangible assets over their estimated useful lives (5-year period). The useful life is determined as the period over which the assets’ future economic benefits are expected to be consumed by Carbon Revolution.

An intangible asset’s residual value and useful life is reviewed, and adjusted if appropriate, at the end of each reporting period or more frequently if appropriate.  Any amortization or impairment losses is recognized in profit or loss.  Carbon Revolution has no intangible assets with an indefinite life.

The amortization of the intangible assets is included within Research and Development in the statements of profit or loss and other comprehensive income given the future economic benefits embodied in the intangible assets are associated to the overall future growth of Carbon Revolution while it is in its pre-profitability phase.

Capitalized development costs

Research costs are recognized as an expense in the period in which they are incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if it meets the definition of an intangible asset as defined in IFRS 38 Intangible Assets, and when Carbon Revolution can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;

- the intention to complete the intangible asset and use or sell it;

- the ability to use or sell the intangible asset;

- how the intangible asset will generate probable future economic benefits;

- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

- the ability to measure the expenditure attributable to the intangible asset during the development phase.

Patents and trademarks

Carbon Revolution has paid to acquire patents and trademarks and these are recorded at cost. Patents are amortized over their useful life of 15 years.

Critical accounting estimates and judgements

Internal development expenditure, including wheel prototypes, is capitalized if it meets the recognition criteria of IAS 38 Intangible Assets. This is considered a key judgment. Carbon Revolution regularly assesses the probable future cash flows supporting the capitalization of development costs in accordance with the standard. The internal development expenditure is amortized beginning when the wheel prototype development is complete. Where the recognition criteria under IAS 38 are not met, the expenditures are recognized as an expense in the consolidated statements of profit or loss and other comprehensive income.

Carbon Revolution has no indefinite life assets and therefore performs an impairment test when impairment indicators are identified and for intangible assets not yet available for use. The impairment testing is performed at a CGU level, being Carbon Revolution itself, as it is not possible to estimate the recoverable amount of the individual asset.

In the financial year ended June 30, 2023, the share price of Carbon Revolution continued to reduce significantly and was considered an indicator for impairment. Carbon Revolution used a value-in-use (VIU) discounted cash flow model and calculated the recoverable amount of the CGU. Key estimates included in the future cash flow projections relate to revenue growth rates, direct and operating costs and capital expenditure, in addition to the terminal growth rate and discount rates noted below. Given Carbon Revolution is still in its growth phase post its Australian initial public offering in 2019, Carbon Revolution is not yet able to produce wheels profitably. Carbon Revolution is driving the industrialization of its production processes and constructing its first Mega-line. Developed with the latest Industry 4.0 technology, the Mega-line will deliver improvements in production scale and economics that will enable Carbon Revolution to deliver large volume programs to a broader cross-section of the market. The fully operational Mega-line, which is expected in 2025, together with the greater scale of the business are anticipated to reduce the direct cost per wheel from $2,658 in FY23 to c. $1,500 in the long term. The cash flow model includes next year’s budgeted results, with the remaining years based on growth projections with reference to key structural and market factors, utilizing past experience, external data and internal analysis. The key structural and market factors considered are in relation to the automotive new vehicle wheel market, the increase in carbon fiber wheel demand, the continued structural migration from alloy wheels to carbon wheels and GDP growth rates. Management also anticipates growth from market penetration, and continued evolution of products, and economies of scale achieved.

Management is satisfied the recoverable amount of assets exceed the carrying amount with a headroom of $32.8 million and therefore no impairment charge has been recognized during the year.

The following key assumptions were used in testing for impairment:

- Post-tax discount rate: 11.5%. The incremental borrowing rate used for the post-tax discount rate does not consider any element of default risk associated with Carbon Revolution, which is not relevant in assessing the return expected from the assets.

- Terminal value growth rate beyond 5 years: 2.7%

- Compound annual growth rate wheel volume: 14.8%

- Direct Material costs reduce from $1,306 per wheel in FY23 to $832 in the terminal year

- Direct Labor costs reduce from $1,324 per wheel in FY23 to $589 in the terminal year

Sensitivity analysis

Included in the table below is a sensitivity analysis of the recoverable amount of the CGU and where applicable, the impairment charge considering reasonable change scenarios relating to key assumptions at June 30, 2023.

Each of the sensitivities below assumes that a specific assumption moves in isolation, while all other assumptions are held constant. A change in one assumption could be accompanied by a change in another assumption, which may increase or decrease the net impact.

	Post-tax discount rate	Terminal value growth rate	Annual reduction in wheel volume	Annual increase in direct material costs	Annual increase in direct labor costs
	1%	(1%)	(5%)	5%	5%
Change in recoverable amount in $m	(21.0)	(14.7)	(30.6)	(23.6)	(16.7)
Impairment charge	-	-	-	-	-

3.6	Payables

	2023 $’000	2022 $’000
Current
Unsecured liabilities
Trade payables	3,828	5,128
Accruals	10,836	3,746
Interest accrued	427	118
Other payables	383	510
	15,474	9,502

3.6.1	Information about payables

Trade and other payables and accruals are carried at amortized cost and represent liabilities for goods and services provided to Carbon Revolution prior to the end of the financial year that are unpaid and arise when Carbon Revolution becomes obliged to make future payments in respect of the purchase of these goods and services.

Payables are non-interest bearing and are settled based on the specific creditor’s terms.

Payables includes interest payable on borrowings.

For further policy detail regarding Carbon Revolution’s liquidity risk management processes refer to note 4.3.3.

3.6.2	Accruals

Accruals includes an amount of $6.2 million of incurred transaction costs for the merger as referred to in note 1.1.

3.7	Deferred income

Deferred income relates to government grants.

Government grants have been received to assist with the purchase of certain items of plant and equipment as well as the cost of employment of new employees. None of the grants received in the past two years relate to grants linked solely to the purchase of specific plant and equipment. Grant receipts are therefore classified as operating cash flows in operating cash flow. The conditions attached to these grants will be fulfilled progressively over the period of the grant. For revenue recognition policy, refer to note 2.2.1.

In December 2022 Carbon Revolution received $9 million from the Federal Government for the Modern Manufacturing Initiative – Round 2 – Manufacturing Integration Stream – Recycling & Clean Energy Priority grant. As of June 30, 2023, no income has been recognized as the assets have yet to be completed and capitalized and the amount received was recognized as deferred income and presented in the operating cash flow.

In December 2022 Carbon Revolution received $4 million from the State of Victoria (“SOV”) for the SOV grant, of which $1 million was recognized as grant income in the consolidated statement of profit or loss as the amount is intended to cover the expenses already incurred to support Carbon Revolution, which is shown in the operating cash flow. The milestones in regard to the remainder of this payment are scheduled to be achieved in future periods and therefore no income was recognized.

Government grants are classified either as cash flows from operating or investing activities depending on the nature of activity of which the grant is intended to compensate. Grants received in relation to the acquisition of assets are classified as cash flows from investing activities in the consolidated statement of cash flows, whereas grants received as compensation for expenses incurred in the daily operations of the business are classified as cashflows from operating activities.

Under the relevant grant agreements, the government has a right to require all or part of a grant to be repaid in certain circumstances. Due in part to Carbon Revolution’s funding position following the execution of the MMI grant agreement, Carbon Revolution has been delayed from complying with the expenditure requirements and early milestones under the agreement. Carbon Revolution has previously reported its progress to the Government and Carbon Revolution is seeking to update the activity budget and schedule and will request an extension of time to complete the project. There is a risk that the Government does not approve any revised budget or schedule and/or may not grant Carbon Revolution an extension of time to complete the project, which may result in Carbon Revolution being in breach of the agreement and a risk of the Government seeking to claw back funding provided to Carbon Revolution. Management believe that it is not probable that the Government will claw back the funding provided to Carbon Revolution.

Deferred income – government grants	2023 $’000	2022 $’000
Balance as of July 1	6,239	5,842
Received during the year	13,000	3,202
Released to the statement of profit or loss	(2,085)	(2,805)
Balance as of June 30	17,154	6,239

Current	1,919	1,028
Non-current	15,235	5,211
	17,154	6,239

3.8	Provisions

	Employee benefits	Make good provision	Warranty claims	Transaction costs	Total
	$’000	$’000	$’000	$’000	$’000
Current	2,666	-	1,495	-	4,161
Non-current	479	234	-	-	713
At June 30, 2022	3,145	234	1,495	-	4,874

	Employee benefits	Make good provision	Warranty claims	Transaction costs	Total
	$’000	$’000	$’000	$’000	$’000
Current	2,903	-	595	9,459	12,957
Non-current	531	247	1,065	-	1,843
At June 30, 2023	3,434	247	1,660	9,459	14,800

	Make good provision	Warranty claims	Total
	$’000	$’000	$’000
Movement in carrying amounts
Balance at July 1, 2021	218	1,159	1,377
Provided for/ (released) during the year	16	336	352
Balance at June 30, 2022	234	1,495	1,729

Provided for/(released) during the year	13	165	178
Balance at June 30, 2023	247	1,660	1,907

3.8.1	Information about individual provisions and significant estimates

Non-employee provisions are recognized when Carbon Revolution has a present obligation (legal or constructive) as a result of past events, for which it is probable that an outflow of economic benefits will result in an amount that can be reliably measured.

Make good provision

Carbon Revolution is required to restore its leased premises to their original condition at the end of the lease team. A provision has been recognized for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalized as part of the cost of leasehold improvements and are amortized over the shorter of the term of the lease and the useful life of the assets.

Warranty claims

Provisions for warranty-related costs are recognized when the wheel is sold to the customer based on management judgement and a growing body of historical experience. The estimate of warranty related costs is reassessed annually. Warranty claims made to date are immaterial.

Employee provisions

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave, and long service leave when it is probable that settlement will be required, and they are capable of being measured reliably.

Liabilities recognized in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognized in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by Carbon Revolution in respect of services provided by employees up to reporting date.

Payments to superannuation funds are recognized as an expense when employees have rendered service entitling them to the contributions.

Transaction costs

As of June 30, 2023, all costs incurred for which services have been received relating to the successful closure of the transaction have been provided for and expensed through the consolidated statement of profit and loss. Of the total costs recognized, $9.4 million relate to costs only payable on successful closure of the transaction for which services have been received as of June 30, 2023. These costs have been incurred and it is probable that the merger transaction will close and therefore the amounts will become payable.

4  Capital structure and financing

This section outlines how Carbon Revolution manages its capital structure, including its balance sheet liquidity and access to capital markets.

When managing capital, the Board’s objective is to ensure Carbon Revolution continues to maintain sufficient capital to enable it to pursue its commercial objectives.  This is achieved through the monitoring of historical and forecast performance and cash flows.

4.1	Cash and cash equivalents, restricted trust fund

Cash and cash equivalents comprise cash on hand, deposits held at call with banks and investments in money market instruments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in values.
Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed in operating cash flows.

4.1.1 Restricted trust fund

As part of the new debt program entered into in FY23 (refer Note 4.2), Carbon Revolution was required to keep certain amount of the debt proceeds in a separate trust account to cover future interest and principal repayments. These funds are not at Carbon Revolution’s disposal and therefore has been classified as restricted trust fund. The amounts include a US$5 million (AU$7.5 million) equity cure reserve that is expected to be released to Carbon Revolution in November 2023, should there be no cure of covenants taking place. The availability of the US$5 million (AU$7.5 million) in November 2023 is part of Carbon Revolution’s going concern plan. The funds are held within a trust account with interest receivable on the amounts. Restricted trust fund also includes an amount for $0.4 million as required as per the lease agreement for the manufacturing plant and office at Waurn Ponds, Victoria.

4.1.2 Notes to the consolidated statements of cash flow

For information on cash flows relating to financing activity see note 4.1.3

Reconciliation of profit for the period to cash flows from operating activities

	2023 $’000	2022 $’000	2021 $’000
Loss after income tax	(79,223)	(47,821)	(36,000)
Non‑cash items from ordinary activities
Depreciation and amortization	10,543	8,966	7,683
Share based payment expenses	3,091	3,167	5,723
Loss/ (Profit) on sale of plant and equipment	2	-	-
Movement in inventory provision	(1,656)	(4,216)	4,563
Write off of property, plant and equipment	-	280	1,230
Financing activity in prior financial year	-	(422)	-
Reduction of borrowings from achievement of grant milestones	-	-	(2,000)
Other Borrowing costs	(20,676)	-	-
Changes in assets and liabilities
(Increase)/decrease in assets:
- Receivables	8,053	(8,240)	(4,272)
- Contract assets	(2,330)	-	-
- Inventories	(1,306)	2,231	5,084
- Other assets	1,209	(533)	(243)
Increase/(decrease) in liabilities:
- Payables	7,247	(1,174)	(5,270)
- Contract liabilities	1,722	781	-
- Deferred income	10,915	397	3,627
- Provisions	9,927	608	894
Cash (used in) / provided by operating activities	(52,482)	(45,976)	(18,981)

4.1.3 Notes to the consolidated statements of cash flow

The table below details changes in Carbon Revolution’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in Carbon Revolution’s consolidated cash flow statement as cash flows from financing activities.

2023				Non-cash changes
	Note	July 1, 2022 $’000	Financing cash flows (i) $’000	New leases $’000	Other changes (ii) $’000	Interest paid $’000	June 30, 2023 $’000
Current borrowings at amortized cost
Secured
Working capital facility	4.2	6,843	(6,843)		320	(320)	-
Term loan	4.2	2,889	(2,889)	-	830	(830)	-
Letter of credit facility	4.2	4,000	(4,000)	-	64	(64)	-

Unsecured
Term loan with customer	4.2	-	4,523	-	111	(111)	4,523
Supplier financing arrangement	4.2	4,954	4,352	-	446	(446)	9,306

Non-current borrowings at amortized cost
Secured
Term loan	4.2	4,333	(4,333)	-	-	-	-
Term loan (USD)(iii)	4.2	-	70,625	-	2,194	(1,626)	70,833

Lease liabilities	3.4	8,040	(604)	577	297	(297)	8,013
		31,059	60,471	577	4,262	(3,694)	92,675

2022				Non-cash changes
	Note	July 1, 2021 $’000	Financing cash flows (i) $’000	New leases $’000	Other changes (ii) $’000	Interest paid $’000	June 30, 2022 $’000
Current borrowings at amortized cost
Secured
Working capital facility	4.2	5,525	1,318		324	(324)	6,843
Term loan	4.2	4,333	(1,444)	-	552	(552)	2,889
Letter of credit facility	4.2	-	4,000	-	-	-	4,000

Unsecured
Supplier financing arrangement	4.2	2,375	2,579	-	213	(213)	4,954

Non-current borrowings at amortized cost
Secured
Term loan	4.2	6,529	(2,196)	-	-	-	4,333

Lease liabilities	3.4	8,355	(552)	237	301	(301)	8,040
		27,117	3,705	237	1,390	(1,390)	31,059

2021			Non-cash changes
	July 1, 2020 $’000	Financing cash flows (i) $’000	New leases $’000	Other changes (ii) $’000	Interest paid $’000	June 30, 2021 $’000
Current borrowings at amortized cost
Secured
Working capital facility	-	5,525	-	30	(30)	5,525
Term loan	-	4,333	-	371	(371)	4,333

Unsecured
Supplier financing arrangement	-	2,375	-	18	(18)	2,375
Ronal AG loan facility	13,000	(13,000)	-	931	(931)	-
Insurance premium funding	174	(174)	-	-	-	-
State of Victoria loan	5,500	(5,500)	-	-	-	-

Non-current borrowings at amortized cost
Secured
Term loan	-	6,529	-	-	-	6,529

Lease liabilities	9,519	(1,379)	215	291	(291)	8,355
	28,193	(1,291)	215	1,641	(1,641)	27,117

(i) The cash flows from borrowings make up the net amount of proceeds from borrowings and repayments of borrowings in the cash flow statement.
(ii) Other changes include interest accruals and foreign exchange movements.
(iii) Amount is net of $20.7 million loan establishment cost presented within operating cash flows. Refer to Note 4.2

4.2	Borrowings and other financial liabilities

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

	Interest rate %	Maturity	2023 $’000	2022 $’000
Current borrowings at amortized cost
Secured
Working capital facility	7.44%	May 2023	-	6,843
Term loan	6.15%	May 2023	-	2,889
Letter of credit facility	6.45%	May 2023	-	4,000
			-	13,732
Unsecured
Term loan with customer	10.0%	June 2024	4,523	-
Supplier finance arrangement	6% + RBA cash rate		9,306	4,954
			13,829	18,686

Non-current borrowings at amortized cost
Secured
Term loan	6.15%	December 2024	-	4,333
Term loan (USD)	8.50%	May 2027	70,833	-
			70,833	4,333

Financial liabilities measured subsequently at amortized cost

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Working capital facility

In 2021, Carbon Revolution entered a working capital facility of $7.5 million that provides the opportunity to factor receivables, which was repaid when entering the new term loan (USD) in May 2023. The credit risk was with Carbon Revolution, resulting in the recognition of the full carrying amount of the receivables and the cash received in short term borrowings. The facility had a variable interest rate based on underlying market rates. The interest rate as of June 30, 2022 was 7.44%.

Term loan

In 2021, Carbon Revolution entered a term loan arrangement for $13.0 million. In 2022, Carbon Revolution reached an agreement to extend this loan until December 2024 reducing the amounts payable each quarter to $0.7 million. Carbon Revolution has fully repaid the term loan when entering the new term loan (USD) in May 2023. The facility had a variable interest rate based on a fixed component and BBSY. The interest rate as of June 30, 2022 was 6.15%.

Letter of credit facility

In 2022, Carbon Revolution entered a revolving facility arrangement for $8.0 million. As of June 30, 2022 Carbon Revolution had drawn down $4.0 million against this facility, which was repaid in May 2023 when Carbon Revolution entered the new term loan (USD). The facility had a variable interest rate based on a fixed component and BBSY. The interest rate as of June 30, 2022 was 6.45%.

Term loan with customer

In 2023, Carbon Revolution entered a loan arrangement for $4.5 million with one of its customers as part of its bridge financing activities. The loan is repayable in three tranches including interest with the first repayment in December 2023 and the final repayment in June 2024. The amount repayable is $1.66 million each time, resulting in an interest rate of 10%.

Supplier finance arrangement

In 2021, Carbon Revolution entered into a supply chain finance agreement with a logistics company. Under the arrangement the logistics company agrees to pay amounts to the participating supplier in respect of invoices owed by Carbon Revolution and receives settlement from Carbon Revolution at a later date. The principal purpose of this arrangement is to facilitate efficient ordering, importation, warehousing, invoice management and payment processing. The arrangement is only for a limited number of suppliers and specific materials. As the arrangement results in extended payment terms beyond the terms agreed with those suppliers the agreement is disclosed as a current borrowing. The facility has a fixed interest rate of 6% + RBA cash rate from June 28, 2023 onwards.

Term loan (USD)

In May 2023, Carbon Revolution entered into a new debt program, a term loan of U.S Dollar $60 million (AUD 90.1 million) at an interest rate of 8.5% and an effective interest rate of 21.2%. The loan is denominated in U.S Dollar and is translated to Australian dollars at each reporting period. Principal repayments commence in December 2024, with monthly principal repayments of US$2 million. The program includes certain reserves in an amount of $14.3 million, that are not currently available at Carbon Revolution’s discretion and disclosed as restricted trust fund (refer to Note 4.1.1). Costs of $20.7 million incurred in regard to the establishment of the term loan have been netted off with the loan amount and are being amortized over the term of the loan through the effective interest rate method.

The New Debt Program, as amended, contains four financial covenants, which Carbon Revolution is required to meet:

• Minimum Liquidity: From June 30, 2023 and for each month thereafter that the average monthly adjusted EBITDA (based on the previous consecutive three months) of the Group is less than zero, the Combined Group must satisfy a minimum available cash requirement covenant, which requires the total cash available to the Group to be greater than or equal to the minimum available cash requirement. The minimum available cash requirement is an amount not less than the product of the absolute value of the average monthly adjusted EBITDA for the three months most recently ended on such date multiplied by 6.00 for the fiscal months ending June 30, 2023 to November 30, 2023 (originally June 30, 2023 to October 31, 2023) and 9.00 for the fiscal month ending December 31, 2023 (originally November 30, 2023) and on the last day of each month thereafter.

• The Co-Obligors on a consolidated basis shall have revenue (determined in accordance with IFRS) for the period of the six consecutive fiscal months  ending on the last day of each fiscal month set forth in the New Debt Program (each, a “Test Period”) (but excluding the Test Period ending September 30, 2023 (originally no such exclusion)) of not less than the amount set forth opposite such month under the column “Minimum Trailing Sixth Month Revenue”, as reflected in the applicable Compliance Certificate (together with calculations evidencing the same).

• The Co-Obligors on a consolidated basis shall have Adjusted EBITDA for each Test Period (but excluding the Test Period ending September 30, 2023 (originally no such exclusion)), of not less than the amount set forth under the column “Minimum Trailing Sixth Month Adjusted EBITDA” opposite such period in the New Debt Program, as reflected in the applicable Compliance Certificate (together with calculations evidencing the same).

• Commencing on the Closing Date until August 31, 2023, and commencing again on November 1, 2023 (originally no such exclusion), the Co-Obligors shall at all times maintain a reserve in U.S. Dollars in a deposit account at Commonwealth Bank of Australia or such other account bank as may be acceptable to Servicer in an amount of not less than the debt service payments on the Term Advance consisting of the sum of (i) the next three (3) months of interest payments, plus (ii) the next three (3) months of principal payments, plus (iii) the next three months (3) of applicable fees including Loan Monitoring Fees (clauses (i), (ii), and (iii), collectively, the “Debt Service Reserve”).

Subject to the cure right available for the revenue and EBITDA covenants described below, a breach of a financial covenant which is not cured, entitles the Servicer to accelerate payment of the principal and interest owed under the notes, and enables enforcement of the security provided in connection with the New Debt Program. The New Debt Program is secured by all of the present and after-acquired property of the Carbon Revolution Group, except for certain excluded property and certain excluded intellectual property.

The revenue and EBITDA covenants are subject to cure provisions. In the event of revenue or EBITDA performance falling below the covenanted threshold amount, Carbon Revolution is permitted to make a payment equal to or greater than the shortfall, which will also reduce the principal balance owed on the New Debt Program. The amount of the payment would be added as a permanent adjustment to the revenue for the relevant 6 month testing period. This cure right can be used up to five times over the course of the New Debt Program but a maximum of twice in any four-month period.

If Carbon Revolution is not able to meet its financial covenants (including through exercise of any cure rights available to cure such breach), the Servicer may exercise its rights under the program documents, including accelerating payment of the principal and interest owing, enforcing upon the security, taking legal action, and commencing liquidation proceedings, any or all of which would have a material adverse effect on Carbon Revolution, its business, financial condition and its creditors, as well as the value of its shares.

In addition to the financial covenants described above, the New Debt Program contains a number of other positive and negative covenants and obligations binding on the Carbon Revolution Group.

If Carbon Revolution or MergeCo does not complete a US$60 million (A$90.3 million) Qualified Capital Raise (as defined in the New Debt Program documentation), including the issuance of equity or subordinated debt that does not require certain payments until at least 180 days after the repayment of the New Debt Program, by December 31, 2023, Carbon Revolution must pay US$1,500,000 paid in cash and provide 50,000 Ordinary Shares to the servicer on the earlier of the (i) refinancing or payoff of the New Debt Program and (ii) May 1, 2027, provided that, if Carbon Revolution raises at least US$45 million in one or more Qualified Capital Raises, the number of Ordinary Shares provided to the servicer shall be reduced by one Ordinary Share for every US$300 raised over US$45 million.

The program documents also provide that the failure to complete the Business Combination by September 30, 2023 would be a breach of the relevant covenant, giving rise to an event of default, subject to a 60-day cure period ending on November 29, 2023 and contains other customary events of default, including (amongst other things):

• failure to make a payment due under the agreement by the due date;

• existence of circumstances which could result in a material adverse effect;

• a change in control of the Carbon Revolution Group (prior to the Business Combination);

• events of insolvency, judgment debt, asset seizure and impairment of security;

• material misrepresentation; and

• if any portion of the guaranty ceases to be in full force and effect.

An event of default entitles the Servicer to exercise its rights under the program documents, including accelerating payment of the principal and interest owing, enforcing upon the security, taking legal action, and commencing liquidation proceedings, any or all of which would have a material adverse effect on Carbon Revolution, its business, financial condition and its creditors, as well as the value of its shares.

As outlined in note 6.7 Subsequent events Carbon Revolution has breached its debt service reserve and minimum cash requirement at September 30, 2023 under its USD term loan. Carbon Revolution has received a waiver from the lender for these covenants for September and October 2023, with the tests resuming in November 2023.

Critical accounting estimates and judgements

Debt issuance costs are included in the EIR calculation if it is directly attributable to the issuance of the debt. This is considered a key judgement. In obtaining the USD term loan, Carbon Revolution paid $20.6 million of initial costs which have been included in the EIR. Management determined that these costs are directly incremental to the issuance of the USD term loan.

The additional amounts that become payable if the Qualified Capital Raise is not completed have not been included in the effective interest rate calculation as management projects to be able to complete the Qualified Capital Raise. This is considered a key judgement.

Finance costs

Finance costs can include interest expense, finance charges in respect of finance leases, amortization of discounts or premiums and ancillary costs relating to finance.

Finance costs are expensed in the period in which they are incurred.

Refer to note 2.4 for more information.

4.3	Financial risk management

Carbon Revolution is exposed to foreign currency risk, interest rate risk, credit risk and liquidity risk.  Carbon Revolution’s senior management oversees the management of these risks to ensure the most appropriate use of the capital Carbon Revolution has available to achieve its commercial objectives.

4.3.1	Market risk

a)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Carbon Revolution’s exposure to foreign currency risk relates primarily to Carbon Revolution’s US$ denominated term loan (refer Note 4.2) and its operating activities (when revenue or expense is denominated in a different currency from Carbon Revolution’s presentation currency). The business has awarded wheel programs with sales denominated in US$ in development which are scheduled to commence production in the second half of calendar year 2024. USD inflows from these new program sales are expected provide some offset against USD outflows related to Carbon Revolution’s USD denominated loan.

57% (38% in FY22), (34% in FY 21) of Carbon Revolution’s revenues and 34% (18% in FY22, 9% in FY 21) of costs are denominated in currencies other than AUD. Carbon Revolution has material exposure to foreign currency for movements in the exchange rate. The primary currencies Carbon Revolution has exposure to are U.S. Dollars and Euros.

Carbon Revolution’s exposure to foreign currency risk in relation to non-derivative financial instruments at June 30, 2023 was as follows, based upon notional amounts:

2023	EUR $’000	USD $’000
Cash and cash equivalent	632	7,422
Restricted trust fund	-	9,456
Trade receivables	2,409	400
Trade payables	(419)	(813)
Supplier finance arrangement	(4,709)	(414)
Borrowings	-	(46,320)
Balance sheet exposure	(2,087)	(30,269)

2022	EUR $’000	USD $’000
Trade receivables	5,650	-
Trade payables	(343)	(233)
Supplier finance arrangement	(3,253)	(13)
Balance sheet exposure	2,054	(246)

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

	2023 $’000	2022 $’000

Net foreign exchange gain/(loss) included in other income/administration expense	(305)	448

Sensitivity

As shown in the table above Carbon Revolution is primarily exposed to changes in US/AUD and EUR/AUD. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments.

The below table discloses the impact of the AUD strengthened and weakened by 5% from base rates of EUR 0.6183 and USD 0.6619.

+/- 5% exchange rate	2023 $’000	2022 $’000
Impact on profit after tax	1,618	90
Impact on equity	(1,618)	(90)

b)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Carbon Revolution does not currently hedge its exposure to interest rate fluctuations due to the low level of exposure.

The exposure to fixed or floating interest rates is described below:

	Variable interest rate		Fixed interest rate		Total
	2023 $’000	2022 $’000	2023 $’000	2022 $’000	2023 $’000	2022 $’000
Financial assets
Cash	19,582	22,301	-	-	19,582	22,301
Restricted trust fund	14,285	-	-	-	14,285	-
Short term deposits	-	-	392	392	392	392
Total financial assets	33,867	22,301	392	392	34,259	22,693

Financial liabilities
Working capital facility	-	6,843	-	-	-	6,843
Term loan	-	-	4,523	-	4,523	-
Supplier finance arrangement	9,306	-	-	4,954	9,306	4,954
Letter of credit facility	-	4,000	-	-	-	4,000
Term loan	-	7,222	-	-	-	7,222
Term loan (USD)	-	-	90,645	-	90,645	-
Total financial liabilities	9,306	18,065	95,168	4,954	104,474	23,019

c)	Price risk

Carbon Revolution is not exposed to any significant price risk.

4.3.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Carbon Revolution is exposed to credit risk from its operating activities (primarily trade receivables and contract assets) and from its financing activities, including deposits with banks and financial institutions.

Cash and cash equivalents

Carbon Revolution held cash and cash equivalents of $19.6 million at June 30, 2023 (June 30, 2022: $22.7 million) plus restricted trust fund of $14.7 million at June 30, 2023 (June 30, 2022: $nil). The credit risk associated with cash and cash equivalents is considered as minimal as the cash and cash equivalents are held with reputable financial institutions in Australia and the United States of America. Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Carbon Revolution holds $0.4 million (2022: $0.4 million) on deposit as collateral for lease and banking facility obligations which is classified as restricted trust fund.

Receivables and contract assets

Carbon Revolution held receivables of $6.4 million at June 30, 2023 ($14.5 million at June 30, 2022) and contract assets of $8.2 million at June 30, 2023 ($5.9 million at June 30, 2022). The assessment of customer credit risk is straightforward as a result of the concentrated nature of receivables with only a few customers and a simplified approach has been taken. Depending on the customer, Carbon Revolution’s credit terms vary between 30 and 100 days. An impairment analysis is performed at each reporting date to account for the lifetime expected credit losses for all receivables. Outstanding customer receivables are regularly monitored and shipments to customers, to the extent that Carbon Revolution retains ownership of the goods, are covered by insurance.

4.3.3	Liquidity risk

Carbon Revolution’s objective is to maintain a balance between the continuity of funding and flexibility through the use of operating cash flows and committed available credit facilities.  Carbon Revolution actively reviews its funding position to ensure the available facilities are adequate to meet its current and anticipated needs.  Carbon Revolution manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash and borrowing facilities are maintained. Refer to 1.3 Going Concern for Carbon Revolution’s assessment of preparing these accounts on a going concern basis.

Maturity analysis

The table below represents the estimated and undiscounted contractual settlement terms for financial liabilities. The contractual maturity is based on the earliest date on which Carbon Revolution may be required to pay.

	On demand $’000	< 3 months $’000	3-12 months $’000	1-5 years $’000	> 5 years $’000	Total $’000
2023
Supplier finance arrangement	9,306	-	-	-	-	9,306
Term loan	-	-	4,523	-	-	4,523
Lease liabilities	-	158	487	2,830	4,538	8,013
Term loan (USD)	-	-	-	90,645	-	90,645
	9,306	158	5,010	93,475	4,538	112,487
2022
Working capital facility	-	6,843	-	-	-	6,843
Supplier finance arrangement	4,954	-	-	-	-	4,954
Letter of credit facility	-	-	4,000	-	-	4,000
Term loan	-	-	2,889	4,333	-	7,222
Lease liabilities	-	95	483	2,541	4,921	8,040
	4,954	6,938	7,372	6,874	4,921	31,059

4.3.4	Fair value risk

The fair value of financial assets and financial liabilities not measured at fair value, except for the USD term loan, approximates their carrying amounts as disclosed in the statement of financial position and notes to the financial statements.

As of June 30, 2023 the USD term loan is impacted by fair value risk (June 30, 2022: Nil).

4.4	Contributed equity

	June 30, 2023 # Ordinary shares	June 30, 2022 # Ordinary shares	June 30, 2023 $’000	June 30, 2022 $’000
Ordinary shares – fully paid	211,877,653	206,326,138	386,432	383,822
Ordinary shares – restricted	274,852	527,889	-	-
Total share capital	212,152,505	206,854,027	386,432	383,822

Movements in ordinary share capital

2022	Date	# Shares	$’000
Balance	July 1, 2021	205,421,449	381,890
Shares issued under Employee Share Plan		904,689	1,932
Balance of fully paid shares	June 30, 2022	206,326,138	383,822

2023	Date	# Shares	$’000
Balance	July 1, 2022	206,326,138	383,822
Shares issued under Employee Share Plan		5,551,515	2,610
Balance of fully paid shares	June 30, 2023	211,877,653	386,432

4.4.1	Information about contributed equity

Ordinary shares

Ordinary shares participate in dividends and the proceeds on winding up of Carbon Revolution in proportion to the number of shares held.  At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

During the financial year ended June 30, 2023, Carbon Revolution did not pay a dividend (June 30, 2022: $nil).

4.5	Share-based payment plan arrangements

Carbon Revolution operates several employee incentive schemes to remunerate employees, including senior executives, in the form of share-based payments.

The cost of share-based payments is determined by the fair value of the equity instruments granted at the date when the grant is made using an appropriate valuation model. That cost is recognized in employee benefits expense together with a corresponding increase in equity over the period of service and, where applicable, when the performance conditions are fulfilled (the vesting period).

The cumulative expense recognized for share-based payments at each reporting date until the vesting date reflects the extent to which the vesting period has expired and Carbon Revolution’s best estimate of the number of equity instruments that will ultimately vest.  The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as of the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the likelihood of the conditions being met is assessed as part of Carbon Revolution’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value.  Any other conditions attached to a share-based payment, but without an associated service requirement, are considered to be non-vesting conditions.  Non-vesting conditions are reflected in the fair value of an instrument and lead to an immediate expensing of the instrument unless there are also service and/or performance conditions.

No expense is recognized for instruments that do not ultimately vest because non-market performance and/or service conditions have not been met.  Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Tax-exempt employee share ownership plan

The tax-exempt employee share ownership plan (“TESP”) was introduced in June 2018 and enables eligible employees to acquire shares in Carbon Revolution and take advantage of certain income tax concessions available.  Eligible employees will be annually invited to apply for shares up to a value of $1,000. The shares will be held in trust for the employee and may be sold by the employee at any time after the last to occur of either:

a)	Elapse of three years from the date of grant; or

b)	Listing of Carbon Revolution’s shares on the ASX or earlier release of exercise restrictions by the board.

The employee participant is entitled to receive any dividends or other income associated with the shares held in trust but is not entitled to participate in any dividend reinvestment plan operated by Carbon Revolution. For the purpose of the earnings per share calculation these shares are included in basic earnings per share either when the employee terminates or at the end of the 3 years.

The TESP was not granted in FY23 due to pending merger transaction (refer Note 1.1).

The fair value of shares granted under the TESP is determined based on the market price of the shares at grant date.

	2023	2022

Grant date	-	Dec 2021
Number of employees granted shares	-	266
Value of shares granted per employee (on FTE and length of service pro-rata basis)	-	$279-$1,000

Total number of shares	-	255,281
Fair value at grant date	-	$1.01

Short term incentive plan

Under the STI plan, senior executives and other employees, as determined by the board, will defer a portion of their short-term incentive payment in the form of rights. In 2023, the board determined that all participants would have 100% of their STI outcome delivered in the form of rights in lieu of a cash payment.

Each right is equivalent to one share and is settled only in shares with no cash alternative.  The fair value of each right is determined based on the market price of the share at grant date.  Rights have a one-year service period.

Rights do not carry dividend or voting rights prior to vesting. Shares allocated on vesting of rights carry the same dividend and voting rights as other shares.

298,594 rights were granted on December 13, 2022 valued at $76,500 (2022: 162,833 rights valued at $192,833). These rights were automatically exercised and converted to shares in November 2023 to facilitate the Business Combination. No rights were forfeited, exercised or expired during the year.

4,858,487 rights were granted on December 13, 2022 valued at $1,220,594 (2022: 530,526 rights valued at $648,771). These rights automatically vest on granting. Of these rights 4,748,646 were exercised during the year and no shares were forfeited or expired.

343,422 rights were granted on April 14, 2023 valued at $87,985 (2022: $nil). These rights automatically vest on granting. Of these rights 343,422 were exercised during the year and no shares were forfeited or expired.

Employee stock ownership plan

The employee stock ownership plan (ESOP) was used to deliver a one-off equity award to a number of senior executives and other employees, including the CEO, to reward their efforts in Carbon Revolution achieving listing, to align their interests with the shareholders from listing and for retention purposes. Participation was of the discretion of the Board and options are subject to vesting conditions determined by the Board.

The exercise price of the options is equal to the market price of the underlying shares at IPO. The Board retains a discretion to make a cash payment to participants on vesting and exercise of the options in lieu of an allocation of shares.

5,093,678 options were granted to members of the executive team and a small number of other employees on December 23 2019 under the one-off ESOP award on listing.

In September 2019, an independent valuation was undertaken of these options using a modified form of the Black-Scholes option pricing model which assumed a 12.5% departure rate, expected share price volatility of 40%, a 50% probability of no dividends through the 5-year option term and a 5% discount for marketability annual share price.

The terms of the options are:
•	Issue date December 23, 2019
•	Exercise price $2.60 (IPO price)
•	Vesting date – December 23, 2022
•	Term of 5 years (exercise window from December 23, 2022 to December 23, 2024)

The options were valued at $3,241,000. This cost is being amortized over the three-year vesting period. No options were forfeited during the year. These options were all canceled in November 2023 as part of the Business Combination.

FY21 LTI Award

The FY21 LTI Award was to deliver a one-off equity award to a number of senior executives. These performance rights entitle the participant to acquire shares at nil cost on vesting, subject to the meeting of the vesting conditions.

778,050 performance rights were granted on November 12, 2020. The performance period commenced on September 21, 2020 and ends on September 20, 2023.

The performance rights were valued at $1,507,894. The cost is being amortized over the three-year vesting period. 30,203 rights were forfeited during the year. These rights were all canceled in November 2023 as part of the Business Combination.

NED fee sacrifice

The Non-executive director fee sacrifice plan was added in FY2021 as a way to promote further employee ownership. The offer to the NEDs was made on September 11, 2020 and the rights were granted on November 12, 2020. These rights vested on February 26, 2021 and were issued on the same date.

107,518 rights were issued under this scheme in FY2021.

Salary restructure scheme

The Salary restructure scheme was added in FY2021. The offer to the eligible employees was made on September 29, 2020 and the rights were granted on October 29, 2020 for all employees excluding the CEO which was made on November 12, 2020 following annual general meeting (AGM). The offer was valid in relation to an employee’s salary between the October 12 and the June 20, 2021 and includes an offer of matched rights to the maximum value of $2,500 per employee.

In total 80 employees took up the offer to restructure their salary and a total number of 351,569 rights were granted under the scheme. Base rights vested on a pro-rata basis over the period in equal monthly instalments on the last day of each month (such that base rights were fully vested by June 30, 2021. The matched rights vested in full on June 30, 2021.

Vested rights may be exercised by the employee with the exercise period commencing when the rights vest and ending on the expiry date. The expiry date is the 10-year anniversary of the grant date.

FY22 LTI Award

The FY22 LTI Award was to deliver a one-off equity award to a number of senior executives and selected senior employees. These performance options entitle the participant to acquire shares at an exercise price of $1.60 on vesting, subject to the meeting of the vesting conditions.

6,668,360 performance options were granted on December 20, 2021. The performance period commenced on September 21, 2021 and ends on September 20, 2024.

Terms of the options are:

•	Issue date December 20, 2021

•	Exercise price $1.60

•	Vesting date – October 28, 2024

•	Term of 5 years (exercise window from October 28, 2024 to October 28, 2026)

The performance rights were valued at $416,772. The cost is being amortized over the three-year vesting period. 364,459 options were forfeited during the year. These rights were all canceled in November 2023 as part of the Business Combination.

4.6	Reserves

	2023 $’000	2022 $’000
Share-based payments	7,695	7,214
Share buyback	(311)	(311)
Foreign currency translation	(218)	(156)
	7,166	6,747

4.6.1	Information about reserves

Share-based payments reserve

The reserve is used to recognize the value of equity benefits provided to employees and directors as part of their remuneration.

Share buy-back reserve

The share buy-back reserve relates to shares brought back from former owners of the business.

Foreign currency translation reserve

Exchange differences relating to the translation of the results and net assets of Carbon Revolution’s foreign operations from their functional currency to Australian dollars are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve.

4.7	Transaction costs

	2023 $’000	2022 $’000	2021 $’000

Transaction costs recognized in the statements of profit or loss and other comprehensive income	24,746	-	-

Transaction costs recognized in trade payables	541	-	-
Transaction costs recognized in accruals	5,716	-	-
Transaction costs recognized in provisions	9,459	-	-

Transaction costs recognized in the operating cash flow	9,030	-	-

On November 30, 2022 Carbon Revolution and Twin Ridge, a special purpose acquisition company, announced they entered into a binding Business Combination Agreement and accompanying Scheme Implementation Deed pursuant to which MergeCo would acquire both Carbon Revolution (via a scheme of arrangement (“Scheme”)) and Twin Ridge (via the Business Combination Agreement) (“Transaction”). Upon closing of the Transaction on November 3, 2023, the Ordinary Shares and Public Warrants (as defined below) began trading on Nasdaq, and Carbon Revolution shares ceased to be quoted on the Australian Stock Exchange.

As of June 30, 2023, all costs relating to the successful closure of the transaction had been provided for and expensed through the consolidate statement of profit or loss. Of the total costs recognized, $12.9 million relate to costs only due and payable on transaction closure and $2.9 million are due for payment before closure.

Critical accounting estimates and judgements

Carbon Revolution recognized $24.7 million of transaction costs in the current year. In recognizing the transaction costs, management considered the requirements under IAS 37 Provisions, contingent liabilities and contingent assets. As management determined that it is probable that the transaction will close, success fees for services incurred that are payable upon transaction closure have been provided for. This is considered a key judgement.

5 Taxes

Current income tax expense or benefit for the current and prior periods is measured at the amount expected to be recovered from or paid to the tax authorities. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Deferred tax assets have been recognized only to the extent of deferred tax liabilities, and deferred tax assets have been offset against up to the extent of the total value of the deferred tax liabilities as referred to in note 5.3.

5.1 Income tax expense

The major components of income tax expense are:

	2023 $’000	2022 $’000	2021 $’000
Consolidated statements of profit or loss
Current income tax charge/benefit	-	-	-
Adjustment for current tax relating to prior periods	-	-	-
Deferred income tax relating to the origination and reversal of temporary differences	-	-	-
	-	-	-

	2023 $’000	2022 $’000	2021 $’000
The prima facie tax benefit on loss before tax differs from the income tax expense as follows:
Accounting loss before tax	(79,223)	(47,821)	(36,000)
Benefit at the Australian statutory income tax rate of 30% (2022: 30%)	23,767	14,346	10,800
Tax impact of:
Non-deductible expenses	(4,859)	(5,083)	(4,964)
Non-assessable income		-	-
Impact of different tax rates in foreign jurisdictions	29	54	(50)
Current year taxable loss not recognized	(18,937)	(9,317)	(5,786)
Income tax benefit	-	-	-

5.2 Deferred taxes

Deferred tax is provided using the asset-liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except wherein the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forward unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax credits, or unused tax losses can be utilized, except where the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of  the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss.  Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Carbon Revolution offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

 5.2.1 Research and development tax credits

Carbon Revolution is entitled to claim tax offsets for investments in qualifying expenditure under the Research and Development Tax Incentive regime in Australia. Carbon Revolution accounts for these allowances as tax credits, which at present are being carried forward and which may reduce income tax payable and current tax expense in future years. A deferred tax asset, subject to accounting recognition criteria is available to be recognized for unclaimed tax credits that are carried forward. At June 30, 2023 no deferred tax asset has been recognized, see note 5.4.

5.3 Recognized deferred tax assets and liabilities in statement of financial position

Deferred tax at June 30, 2023 relates to the following:

	2023 $’000	2022 $’000
Deferred tax liabilities relating to temporary differences:
Receivables	-	(25)
Intangible assets	(4,746)	(4,050)
Property, plant and equipment	(12,841)	(6,551)
	(17,587)	(10,626)
Deferred tax assets related to temporary differences:
Provisions and accruals	6,981	3,785
Capital raising costs	7,833	1,960
Tax losses	2,682	-
Other	91	89
Total	17,587	5,834
Net deferred tax liability	-	(4,792)
Less: temporary differences not recognized	-	4,792
Net deferred tax recognized in the statement of financial position	-	-

Deferred tax assets have been recognized only to the extent of deferred tax liabilities as described in accounting judgements and estimates at note 5.5.

Temporary differences arise in relation to capital raising costs for which Carbon Revolution claims a tax deduction on a straight-line basis over a 5-year period in accordance with Australian tax law.

5.4 Carry forward unrecognized tax losses and R&D tax credits

Carbon Revolution had income tax losses of $172.8 million and R&D tax credits of $28.0 million at year end (2022: income tax losses $129.1 million and R&D tax credits $23.0 million). These tax losses and R&D tax credits are currently considered probable of realization only to the extent of any net deferred tax liability remaining after offset of other deferred tax assets. A deferred tax asset of $2.7 million has been recognized in relation to these tax losses and R&D tax credits at year end (2022: $4.8 million). The income tax losses and R&D tax credits have no expiry date and are available indefinitely for offset against future assessable income subject to Carbon Revolution continuing to meet relevant statutory tests.

Critical accounting estimates and judgements

Deferred tax assets are recognized for deductible temporary differences, carry forward unused tax credits, and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax credits, or unused tax losses can be utilized.  Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Management have determined that it is not appropriate to recognize a deferred tax asset until consistent levels of profitability can be demonstrated. The deferred tax asset has been recognized only to the extent of available taxable temporary differences.

Refer to 5.4 for details regarding unrecognized deferred tax assets.

6 Other notes

6.1 Information about subsidiaries

The table below lists the controlled entities of Carbon Revolution.

		Country of	% equity interest
Name	Principal activities	incorporation	2023	2022
Carbon Revolution Operations Pty Ltd	Carbon fiber wheels	Australia	100	100
Carbon Revolution Technology Pty Ltd	Carbon fiber wheels	Australia	100	100
Carbon Revolution (USA) LLC	Carbon fiber wheels	United States	100	100
Carbon Revolution (UK) Limited	Carbon fiber wheels	United Kingdom	100	100

6.2	Directors and Key management personnel

	2023 $	2022 $	2021 $
Compensation by category
Short-term employment benefits	2,211,445	2,195,825	1,037,034
Post-employment benefits	99,352	96,132	82,020
Share-based payments	-	-	1,251,222
	2,310,797	2,291,957	2,370,276

6.3	Transactions with related parties

There were no transactions with related parties in 2023 with other related parties, other than the key management personnel in 6.2 above.

6.4	Unrecognized items

6.4.1	Guarantees

Carbon Revolution has entered into property lease rental guarantees with a face value of $391,763 (June 30, 2022: $391,763).

Carbon Revolution has agreed to be responsible, on certain terms, for the reasonable costs incurred by Twin Ridge including its costs in complying with and consummating the Scheme Implementation Deed and Business Combination Agreement entered into with Carbon Revolution, if and when Twin Ridge (disregarding any funds contained in the Twin Ridge trust account) no longer has sufficient funds to pay such expenses.

6.4.2	Capital commitments

Carbon Revolution has capital commitments for manufacturing equipment as of June 30, 2023 totaling $3.6 million (June 30, 2022: $7.5 million).

Carbon Revolution has transaction costs commitments relating to Twin Ridge of $11.9 million on successful completion of the transaction relating to Twin Ridge. This commitment relates to transaction costs incurred by Twin Ridge which are payable upon the transaction closing, and are payable by Carbon Revolution if sufficient cash is not available from Twin Ridge as a result of Twin Ridge shareholders redeeming their shares.

6.4.3	Contingent liabilities

Other than the government grant noted in Note 3.7, Carbon Revolution has no contingent liabilities as of June 30, 2023 (June 30, 2022: nil).

6.5	Changes in accounting policies

In the current year, Carbon Revolution has applied a number of amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

•	Annual Improvements to IFRS Standards 2018–2020

•	Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)

•	Reference to the Conceptual Framework (Amendments to IFRS 3)

•	International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12) — Application of the exception and disclosure of that fact

6.6	Accounting standards issued but not yet effective at June 30, 2023

At the date of authorization of the consolidated financial statements, other Standards and Interpretations issued but not yet effective and relevant for Carbon Revolution were listed below.

Standard and Interpretation	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending
Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8	January 1, 2023	June 30, 2024
Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023	June 30, 2024
Amendment to IFRS 16 – Leases on sale and leaseback	January 1, 2024	June 30, 2024
Amendments to IAS 1 – Non-current liabilities with covenants	January 1, 2024	June 30, 2024
Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements	January 1, 2024	June 30, 2024
Amendments to IAS 8 – Definition of Accounting Estimates	January 1, 2023	June 30, 2024

The Directors of Carbon Revolution do not anticipate that the adoption of above amendments will have a material impact in future periods on the financial statements of Carbon Revolution.

6.7	Subsequent events

Closing of the Business Combination

On November 3, 2023 (the “Closing Date”), Carbon Revolution, Twin Ridge, MergeCo, and MergerSub consummated the Business Combination, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of MergeCo, with shareholders of Twin Ridge receiving Ordinary Shares, in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by assumption by MergeCo of the obligations under such warrants, including to become exercisable for one-tenth of an Ordinary Share instead of one Twin Ridge ordinary share, in proportion to the exchange ratio of one Ordinary Share for every ten Twin Ridge ordinary shares. In addition, Twin Ridge, Carbon Revolution and MergeCo implemented a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, dated as of November 30, 2022, as amended or supplemented from time to time (the “Scheme Implementation Deed”), which resulted in all shares of Carbon Revolution being canceled in return for consideration, with Carbon Revolution issuing one share to MergeCo (resulting in Carbon Revolution becoming a wholly-owned subsidiary of MergeCo) and MergeCo issuing Ordinary Shares to the shareholders of Carbon Revolution.

MergeCo had no operations prior to entering into the Scheme Implementation Deed and Business Combination Agreement. MergeCo’s sole purpose was to become a holding company following the Business Combination. Upon the closing of the Business Combination, MergeCo became the direct parent of  Carbon Revolution.

The Ordinary Shares and the warrants to acquire one-tenth of an Ordinary Share at an exercise price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share)  (“Public Warrants”) are trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “CREV” and “CREVW”, respectively. The Public Warrants may only be exercised for a whole number of Ordinary Shares.

OIC Financing

Carbon Revolution announced on September 22, 2023 that MergeCo has entered into the OIC Documents with the OIC Investors, under which, subject to satisfaction or waiver of a number of conditions (including Implementation), MergeCo will issue the Preferred Shares and the OIC Warrant in exchange for the Initial Subscription Price, with further proceeds to be available in tranches, comprising the Reserve Funds that were deposited by OIC in an escrow account and the Subsequent Commitment Amount (the “OIC Financing”). The Preferred Shares resulted in OIC being provided with substantial positive and negative control rights in respect of MergeCo, and the OIC Warrant entitles OIC to be issued up to 19.99% of the MergeCo Shares on issue on Implementation on a fully diluted basis.

Under the OIC Financing:
•
On November 3, 2023 (the “Initial Closing”), MergeCo issued US$35 million of Preferred Shares to OIC (Initial Tranche) and received US$35 million in aggregate gross proceeds, less amounts applied to cover certain transaction costs and an initial structuring premium payable to an entity associated with OIC of US$1.75 million (Initial Structuring Premium).

•	On the Initial Closing, the Reserve Funds were deposited into an escrow account.
•
Subject to and on the satisfaction of further conditions (see below), MergeCo will issue US$5 million of Preferred Shares to OIC and receive US$5 million in funding from the Reserve Funds if, prior to the Second Reserve Release (as defined below), the Company receives aggregate gross proceeds of at least US$10 million ($15.6 million) from one or more issuances and sales of Ordinary Shares to one or more third party persons (other than OIC and its affiliates) pursuant to the First Reserve Release.

•
Subject to and on the satisfaction of further conditions by December 1, 2024, or if MergeCo continues to work in good faith to satisfy the relevant condition, January 31, 2025, MergeCo will issue Preferred Shares to OIC equal in amount to the remaining Reserve Funds plus accrued interest and receive the remaining Reserve Funds pursuant to the Second Reserve Release.

•
In the 24 months following the Initial Closing, MergeCo will, to the extent additional financing is necessary for the development, construction and/or tooling associated with any future manufacturing facility or for material upgrades to Carbon Revolution’s existing Mega-line plant operations in Australia (Plant Investments), have the right, subject to meeting certain conditions described below, to request a Subsequent Financing. Completion of any such Subsequent Financing is subject to approval by OIC’s investment committee.

The proceeds received from the issuance of Preferred Shares under the OIC Financing must generally be used consistent with a budget agreed between MergeCo and OIC. In connection with the OIC Financing, an affiliate of OIC will receive a ‘monitoring fee’ of US$80,000 per year for so long as the Preferred Shares remain on issue.

Preferred Shares

Under the terms of the Preferred Shares, each Preferred Share:
•	has a term of up to five years from the Initial Closing and may be redeemed earlier at the election of MergeCo;
•	is entitled to a fixed rate of dividend of 12% per annum, which accrues daily and is payable quarterly in cash or in kind by the issue of additional Preferred Shares at MergeCo’s election; and
•	is expected to be accounted for as borrowings.

OIC Warrants

Under the OIC Financing, OIC was issued the OIC Warrant to purchase Ordinary Shares at an exercise price of US$0.01 per Ordinary Share (adjusted from time to time in accordance with the terms of the OIC Warrant). The OIC Warrant has a term of seven years from the Initial Closing unless exercised earlier in accordance with its terms. The OIC Warrant may be exercised for cash or may be exercised on a cashless basis. Under the terms of the OIC Warrant, OIC will be entitled to subscribe for Ordinary Shares that equal up to 19.99%, which vest in tranches comprising:

•	12.49%, on and from the Initial Closing; plus
•	5%, following the issue of Preferred Shares to OIC in connection with the Second Reserve Release; plus
•	2.5%, subject to OIC not having failed to fund a Subsequent Financing upon the satisfaction of the relevant conditions by MergeCo, upon the earlier of:
- completion of a Subsequent Financing; and
- 24 months after the Initial Closing.

Under the terms of the OIC Warrant, MergeCo must seek the prior written consent of OIC as holder of the OIC Warrant to:
•	for so long as holders of the OIC Warrant beneficially hold 10% of the aggregate number of outstanding Ordinary Shares calculated on a fully diluted basis:
o
issue Ordinary Shares at a price per share less than 75% of the daily volume weighted average price of Ordinary Shares for the trading day immediately preceding the issuance. OIC is deemed to have waived this consent right if all relevant conditions (excluding approval by OIC’s investment committee) have been satisfied by MergeCo but OIC fails to fund a Subsequent Financing (Subsequent Commitment Amount less 2% subsequent structuring premium);

o
issue Ordinary Shares, if after such an issuance, holders of the OIC Warrant would be diluted to less than 10% of the aggregate number of outstanding Ordinary Shares calculated on a fully diluted basis (a “Dilutive Issuance”). OIC is deemed to have waived this consent right if all relevant conditions (excluding approval by OIC’s investment committee) have been satisfied by MergeCo but OIC fails to fund a Subsequent Financing or OIC previously provided their consent to a Dilutive Issuance; or

•	amend MergeCo’s constitution in a manner that would be materially adverse to OIC as a holder of the OIC Warrant or as a member of MergeCo.

Carbon Revolution Warrants

As part of the OIC Financing, Carbon Revolution has issued warrants (“Carbon Revolution Warrants”) to OIC on September 21, 2023. Under the Carbon Revolution Warrants, OIC would have been entitled in certain circumstances to subscribe for, and to be issued, up to 6,000,000 Carbon Revolution Shares (in full or in part), which rank equally with all other Carbon Revolution Shares on issue. The Carbon Revolution Warrants were canceled on November 3, 2023, following the payment of the Initial Structuring Premium.

Remaining conditions of the OIC Financing

a. Reserve Funds

The conditions before completion of any subscription for and issue of Preferred Shares relating to the Reserve Funds are similar to a subset of those set out for the Initial Tranche but also include:

• (for the release of the first US$5 million from the Reserve Funds) the earlier of either MergeCo having raised at least US$10 million from the issuance of Ordinary Shares (including through the Committed Equity Facility as described in the scheme booklet but subject to exceptions); (First Reserve Release Condition) or meeting the Second Reserve Release Condition (referred to below) and;

• (for the release of the balance of US$30 million from the Reserve Funds) MergeCo having refinanced or repaid the New Debt Program (as defined below) on terms reasonably satisfactory to OIC, having realized a specified wheel production target and having realized a specified unit cost target (Second Reserve Release Condition) (or delivered evidence to OIC that it will be able to do so)

Furthermore, if MergeCo fails to refinance the New Debt Program, meet the specified wheel production target or unit cost target prior to December 1, 2024 (or, if MergeCo is continuing to work in good faith to complete or satisfy these items at December 1, 2024, on or prior to January 31, 2025), or fails to obtain the Share Capital Reduction Order (as defined below) within 60 days of the Initial Closing, OIC may choose to release the Reserve Funds and subscribe for the relevant Preferred Shares, withdraw from escrow the entire amount of the Reserve Funds (plus interest) or do some combination of the two.

b. Subsequent Financing

The conditions before completion of any Subsequent Financing are similar to a subset of those set out for the Initial Tranche but also include:

• certain conditions relating to any future manufacturing facility constructed on or after the date of the OIC Purchase Agreement; and

• OIC’s investment committee approves in its discretion the subscription for the relevant Preferred Shares.

A summary of the full terms and conditions of the OIC Financing can be found in the Group’s press release dated September 22, 2023.

Subsequent to September 22, 2023, the conditions to the Initial Tranche have been met and the Initial Tranche has been released to the Group through MergeCo, in the form of an interest bearing related party loan maturing in November 2028.

Amendments to the New Debt Program

As noted in Carbon Revolution’s ASX announcement dated May 24, 2023 titled ‘US$60m New Debt Program’, Carbon Revolution Operations Pty Ltd (as borrower), Carbon Revolution and each of its other Australian subsidiaries (as Co-Obligors), UMB Bank, National Association (as trustee for the noteholders) and Newlight Capital LLC (the “Servicer”) entered into the New Debt Program (the “New Debt Program”).

As of September 30, 2023, Carbon Revolution has breached its covenants in regard to debt service reserve and minimum cash requirement as well as Revenue and EBITDA.  On October 18, 2023, Carbon Revolution has received waivers from the lender for those covenants for September and in addition received waivers for projected breaches for the debt service reserve and minimum cash requirement for October 2023, with the tests resuming in November 2023.

In connection with the OIC Financing, the parties to the New Debt Program have agreed to amend the terms of the New Debt Program on September 18, 2023, with further amendments on October 18, 2023.  The amendments to the New Debt Program include:

• Business Combination Transaction Close Date: The deadline to closing is amended from August 31, 2023 (with a 60-day cure period) to September 30, 2023 (with a 60-day cure period).

• Qualified Capital Raise: If Carbon Revolution (before Implementation) or MergeCo (following Implementation) does not raise at least an additional US$60 million in qualifying equity or subordinated debt financing on or prior to December 31, 2023 (a “Qualified Capital Raise”), and raises:

- below US$45 million in one or more Qualified Capital Raises (or does not undertake a Qualified Capital Raise), the following fees will be payable to the Servicer on the earlier of the (i) refinancing or payoff of the New Debt Program and (ii) May 1, 2027:
- US$6 million paid in cash; or
- as a result of the agreed amendments, if no event of default has occurred, US$1,500,000 paid in cash and 50,000 Ordinary Shares;
- between US$45 million and US$60 million in one or more Qualified Capital Raises, the following fees will be payable to the Servicer on the earlier of the (i) refinancing or payoff of the New Debt Program and (ii) May 1, 2027:
- US$3 million paid in cash; or
- as a result of the agreed amendments, if no event of default has occurred, US$1.5 million paid in cash and 50,000 Ordinary Shares (reduced by 1 Ordinary Share for every US$300 raised over US$45 million).

In each scenario, MergeCo to use commercially reasonably efforts to register the Ordinary Shares for resale under the Securities Act.

Advisor Deferral Agreements

Subsequent to June 30, 2023, Carbon Revolution reached agreement with certain of its advisers relating to the deferral of $23.7 million of fees owed to them at closing, with the fees becoming payable on a pro rata basis as and when additional funds are raised (excluding the OIC Financing).

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1†	Amended and Restated Memorandum and Articles of Association of Carbon Revolution Public Limited Company
2.1†	Specimen Ordinary Shares Certificate of Carbon Revolution Public Limited Company
2.2†	Warrant Certificate of Carbon Revolution Public Limited Company
4.1+
Business Combination Agreement, dated as of November 29, 2022, by and among Twin Ridge Capital Acquisition Corp., Carbon Revolution Limited, Poppetell Limited and Poppettell Merger Sub (incorporated by reference to Annex A to the Registration Statement on Form F-4 (333-270047)).

4.2
Amendment to the Business Combination Agreement, dated as of October 5, 2023, by and among Twin Ridge Capital Acquisition Corp., Carbon Revolution Limited, Poppetell Limited and Poppettell Merger Sub (incorporated by reference to Annex A to Supplement No. 2 to the proxy/statement prospectus dated September 8, 2023 filed on October 5, 2023)).

4.3+
Scheme Implementation Deed, dated as of November 30, 2022, by and among Carbon Revolution Limited, Twin Ridge Capital Acquisition Corp. and Poppetell Limited  (incorporated by reference to Annex B to the Registration Statement on Form F-4 (333-270047)).

4.4	Scheme Implementation Amendment (incorporated by reference to Annex E to Supplement No. 1 to the proxy/statement prospectus dated September 8, 2023 filed on September 25, 2023)).
4.5
Warrant Agreement, dated March 3, 2021, by and among Twin Ridge Capital Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 (333-270047)).

4.6†
Assignment and Assumption Agreement between Twin Ridge Capital Acquisition Corp., Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), Computershare Inc. and Computershare Trust Company, N.A. (included as Annex D to the Registration Statement on Form F-4 (333-270047)).

4.7†
Warrant Amendment Agreement between Twin Ridge Capital Acquisition Corp., Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A. (included as Annex E to the Registration Statement on Form F-4 (333-270047)).

4.8
Letter Agreement, dated March 3, 2021, by and among Twin Ridge Capital Acquisition Corp., Barclays Capital Inc. and Evercore Group, LLC (incorporated by reference to Exhibit 10.4 of Twin Ridge Capital Acquisition Corp.’s Form 8-K, filed with the SEC on March 9, 2021).

4.9+
Sponsor Side Letter, dated as of November 29, 2022, by and among Twin Ridge Capital Sponsor, LLC, Twin Ridge Capital Sponsor Subsidiary, LLC, the independent directors party thereto, the other insiders party thereto, Twin Ridge Capital Acquisition Corp., Carbon Revolution Limited, and Poppetell Limited (included as Annex F to the Form F-4).

4.10#
Proceeds Disbursing and Security Agreement, dated May 23, 2023 by and among UMB Bank, N.A., as trustee and disbursing Agent, Newlight Capital LLC, as servicer, collateral agent and security trustee and Carbon Revolution Operations PTY LTD.

4.11†*	Equity Incentive Plan of the Company.
4.12*#	Service Agreement with Jacob Dingle, dated March 14, 2017 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (333-270047)).
4.13*#	Service Agreement with Gerard Buckle, dated August 7, 2019 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (333-270047)).

4.14*	Form of Voluntary Escrow Deed (incorporated by reference to Annex H to the Registration Statement on Form F-4 (333-270047)).
4.15
Securities Purchase Agreement, by and among the Company, Carbon Revolution Operations Pty Ltd and OIC Investors, dated September 21, 2023 (incorporated by reference to Annex B to Supplement No. 1 to the proxy/statement prospectus dated September 8, 2023 filed on September 25, 2023)).

4.16
Form of Company OIC Warrant to purchase Ordinary Shares (incorporated by reference to Annex C to Supplement No. 1 to the proxy/statement prospectus dated September 8, 2023 filed on September 25, 2023)).

4.17
Shareholder’s Agreement between the Company and OIC Investors, dated as of September 18, 2023 (incorporated by reference to Annex D to Supplement No. 1 to the proxy/statement prospectus dated September 8, 2023 filed on September 25, 2023)).

4.18
Second Amendment to Proceeds Disbursing and Security Agreement, dated September 18, 2023, between UMB Bank, National Association, Newlight Capital LLC, Carbon Revolution Operations Pty Ltd, Carbon Revolution Technology Pty Ltd and Carbon Revolution (incorporated by reference to Annex F to Supplement No. 1 to the proxy/statement prospectus dated September 8, 2023 filed on September 25, 2023)).

4.19*
Form of Indemnification Agreement between Carbon Revolution Public Limited Company and each of its directors and officers (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (333-270047)).

4.20†	Form of Lock Up Agreement
4.21†	Registration Rights Agreement, dated as of November 3, 2023, among the Company, Twin Ridge, DDGN Advisors LLC and the individuals listed on the signature pages thereto.
8.1†	List of Subsidiaries of the Company
11.1†	Insider Trading Policy
15.1†	Unaudited Pro Forma Condensed Combined Financial Information of the Company and Twin Ridge.
15.2†	Letter dated November 9, 2023 from Deloitte Touche Tohmatsu, pertaining to Item 16F.
15.3†	List of Relevant Territories for Irish Tax Purposes.
15.4†	Consent of Deloitte Touche Tohmatsu.
15.5†	Consent of Marcum LLP.

† Filed herewith.
* Indicates a management contract or any compensatory plan, contract or arrangement.
# Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the SEC.
+ Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Carbon Revolution Public Limited Company

November 9, 2023	By:	/s/ Jacob Dingle
		Name:	Jacob Dingle
		Title:	Director and Authorized Signatory