Form 20-F
period 2024-06-30
Carbon Revolution Public Ltd Co
filed 2025-05-14
CIK 1960208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

On June 30, 2024, the issuer had 1,885,184 ordinary shares, par value $0.0001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

On November 3, 2023 (the “Closing Date”), Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“Twin Ridge”), Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450 (“MergeCo”, or the “Company”), Carbon Revolution Limited, an Australian proprietary limited company with Australian Company Number (ACN) 128 274 653 (formerly a public company listed on the Australian Securities Exchange and now named Carbon Revolution Pty Ltd) (“Carbon Revolution PL”) and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“MergerSub”), consummated the business combination pursuant to the terms of a Business Combination Agreement (the BCA”), dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of the Company, with shareholders of Twin Ridge receiving Ordinary Shares (defined below), in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by assumption by the Company of the obligations under such warrants, including to become exercisable for one-tenth of an Ordinary Share instead of one Twin Ridge ordinary share, in proportion to the exchange ratio (the “Business Combination”). In addition, Twin Ridge, Carbon Revolution PL and the Company implemented a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, dated as of November 30, 2022, as amended or supplemented from time to time (the “Scheme Implementation Deed”), which resulted in all shares of Carbon Revolution PL being canceled in return for consideration, with Carbon Revolution PL issuing one share to the Company (resulting in Carbon Revolution PL becoming a wholly-owned subsidiary of the Company) and the Company issuing Ordinary Shares to the shareholders of Carbon Revolution PL. In addition, the Company undertook a capital reduction under Irish law immediately after the issuance of ordinary shares to consummate the Transaction and issuance of preference shares to Orion Infrastructure Capital (“OIC”). The capital reduction was undertaken for no consideration to shareholders.

MergeCo had no operations prior to entering into the Scheme Implementation Deed and BCA, including as of June 30, 2023. MergeCo’s sole purpose was to become a holding company following the Business Combination. Upon the closing of the Business Combination, the Company became the direct parent of Carbon Revolution PL.

On November 3, 2023, the Company completed the Business Combination and Carbon Revolution PL became a wholly owned subsidiary of the Company. Upon consummation of the transactions in connection with the Business Combination (the “Transactions”), the Company’s ordinary shares, par value $0.0001 (“Ordinary Shares”) and the warrants to acquire one-tenth of an Ordinary Share at an exercise price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share)  (“Public Warrants”) became publicly traded on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “CREV” and “CREVW”, respectively. The Public Warrants may only be exercised for a whole number of Ordinary Shares.

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

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, they cannot guarantee future results, level of activity, availability and terms of financings, volume of sales, performance or achievements. Moreover, no one assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in connection with the forward-looking statements contained in this Report.

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

•
inability to obtain financing, equity, debt, or convertible debt financings to fund our operations on favorable terms or at all (including where such inability results in additional costs being incurred, and/or additional funding not being available, under existing financing arrangements);

•	the Company expects that it will need to refinance its long term debt, and may not be able to do so on acceptable terms, or at all.

•	it may take longer for the Company to become cash flow breakeven or reach profitability than anticipated (or it may never occur).

•	our failure to meet milestones, financial covenants and other key covenants under existing financing arrangements;

•
growth in demand for our wheels being lower than expected, or eventuating later than expected (including but not limited to lower than expected sales of programs in production, delay in commencement of wheel programs, and inability to win new program awards as expected);

•	our capacity to produce sufficient volumes of wheels to meet customer demand, including as a result of insufficient capital resources to expand our production capabilities;

•	the failure to secure materials cost reductions, including but not limited to, through securing price reductions from suppliers, internal economies of scale and other efficiencies;

•	increase in prices of labor or materials, or adverse movements in foreign exchange;

•	disruption to global supply chains;

•	disruption to customer business as a result of industrial action by workers involved in automotive supply chains;

•	deterioration of relationships with suppliers and technical partners;

•	risks relating to our bespoke equipment and production process to create a highly complex and innovative product;

•	downward pricing pressure from customers;

•	changes in our competitive position or market share;

•	the inability to maintain the listing of the Company’s securities on a U.S. securities exchange;

•
holders of Preferred Shares (defined below) gaining certain governance and control rights, in the event of certain triggers under the Company’s Amended and Restated Memorandum and Articles of Association;

•
obligations and restrictions that restrict our ability to engage in some business activities under the terms of the New Debt Program (defined below) and OIC Financing (defined below), which may restrict our ability to do business and take advantage of certain opportunities;

•	risks related to the rollout of our business strategy and the timing of expected business milestones;

•	the effects of competition on our future business and our ability to grow and manage growth, establish and maintain relationships with customers, and retain management and key employees;

•	risks related to domestic and international political and macroeconomic uncertainty, including the Israel-Hamas and Israel-Hezbollah and Russia-Ukraine conflicts;

•	the outcome of any legal proceedings that may be instituted against us or any of our respective directors or officers;

•	the impact of any pandemic or other public health crisis, and governmental responses;

•	risks related to Carbon Revolution’s industry;

•	introduction of tariffs, changes to government incentives for or relating to electric vehicles, and other changes in laws and regulations; and

•	other risks and uncertainties described in the section of this Report entitled “Risk Factors.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Except as otherwise indicated or required by context, references in this Report to “Carbon Revolution PLC” or the “Company” refer to Carbon Revolution Public Limited Company, a public limited company incorporated in Ireland with registered number 607450, and references to “Carbon Revolution”, “we”, “us”, “our”, the “consolidated entity” or the “Group”, refer to the Company and its consolidated subsidiaries, after the consummation of the Business Combination.  Except as otherwise indicated or required by context, references in this Report to “Carbon Revolution PL” refer to Carbon Revolution Limited (formerly a public company listed on the Australian Securities Exchange, now an Australian proprietary limited company with Australian Company Number (ACN) 128 274 653), prior to consummation of the Business Combination, and references in this Report to “MergeCo” refer to Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450, prior to the consummation of the Business Combination.

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

Financial Information

Throughout this Annual Report on Form 20-F, other than in the Company’s consolidated financial statements, the terms “AUD” or “A$” refer to the Australian Dollar, the terms “dollar,” “USD”, “US$” or “$” refer to the U.S. dollar and the terms “EUR” or “€” refer to the Euro, unless otherwise indicated.

The Company’s consolidated financial statements are contained in Item 18 from pages 119 to 150 and are presented in Australian Dollars (AUD) and have been prepared in accordance with the IFRS Accounting standards as issued by the International Accounting Standards Board (“IASB”) (together “IFRS”).

The Company has made rounding adjustments to some of the figures included in this Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to the Company’s Financial Condition and Liquidity, Ability to Obtain Further Funding, and Existing Financing Arrangements

The Company is not yet profitable or cash flow positive. The Company will need to raise additional capital to continue operating, and it may not be able to do so.

The Company is not yet profitable and does not yet derive positive operating cash flows (and in the aggregate does not expect to for its 12.5 month cash flow projection period commencing May 14, 2025 (this cash flow projection has been prepared for the purpose of going concern referred to in Note 1.3 Going concern of Item 18 of this Report (the “12.5 Month Cash Flow Projections”)).

In order to remain viable or to be considered viable, to cover anticipated cash outflows over the 12.5 Month Cash Flow Projection Period, to remain compliant with the minimum cash covenant under the New Debt Program and to allow the Company to continue as a going concern, based on the 12.5 Month Cash Flow Projections US$5.4 million of funding  is required to be raised over that period, which US$5.4 million is committed (subject to conditions), via the sources outlined below.

The 12.5 Month Cash Flow Projections assume that the Company will have access to all of the US$5 million of remaining committed (but conditional) funding  of the maximum US$25 million funding agreed under the December 2024 amendments to the OIC Financing, which may, subject to satisfaction of the conditions precedent in the Securities Purchase Agreement be released in US$5 million tranches by OIC and utilized for the continuing operations of the Company’s existing Mega-line plant operations in Australia. The 12.5 Month Cash Flow Projections also assume that in conjunction with such US$5 million tranche released by OIC, pursuant to December 2024 amendments to the New Debt Program, an additional US$400,000 will be released from the payment reserve fund established under the New Debt Program, representing a maximum further US$0.4 million of additional reserve release.

The 12.5 Month Cash Flow Projections also assume that after the release of the remaining US$5 million tranche by the OIC Investors and release of the US$0.4 million from the payment reserve fund as described above, pursuant to December 2024 amendments to the OIC Financing and the New Debt Program, each holder of Series 2023-A Notes agrees to waive cash interest not to exceed an aggregate of US$3 million in exchange for the Trustee receiving payment in kind in an amount equal to such waived cash interest plus interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind for the benefit of the holders of the Series 2023-A Notes, and the OIC Investors also agree to waive cash interest on the Series 2024-A Notes and the Series 2025-A Notes, on the same terms, for the same period. The December 2024 amendments to the OIC Financing and the New Debt Program are herein referred to as the “December 2024 Amendments”. For further information, see “Item 5 Operating and Financial Review and Prospects, A. Operating Results,  Impact of Business Combination and Related Financing Transactions” and the Company’s 6-K announcement of December 23, 2024 in relation to the December 2024 Amendments.

The Company may fail to satisfy the conditions required or may fail to agree on terms with OIC in order to draw on the remaining US$5 million available under the December 2024 Amendments or the US$0.4 million of remaining reserve release available under the December 2024 Amendments, and if any such funding is not secured, the additional cash interest waiver agreed under the December 2024 Amendments will also not be available.

It is possible that the Company could consider capital raises through public or private offerings of debt or equity securities, or use of the Committed Equity Facility if other sources of funding are not available, however the 12.5 Month Cash Flow Projections do not assume any funding from capital raises due to the uncertainties involved.

In connection with the Business Combination, Twin Ridge entered into a Committed Equity Facility with Yorkville Advisors with respect to the future issuance of up to US$60 million in Ordinary Shares (the “CEF” or the “Committed Equity Facility”) from time to time as the Company may direct. Following the consummation of the Business Combination, all rights and obligations under the CEF agreement inured to the Company. Under this Committed Equity Facility, for a period of three years from November 3, 2023, subject to certain conditions, the Company has the right to require Yorkville Advisors to purchase Ordinary Shares in a series of advances, with each advance being in an amount up to the greater of (i) US$10 million or (ii) the aggregate trading volume of Ordinary Shares for the five trading days immediately preceding the Company requesting an advance.

The Company may not be able to raise the additional funding needed via capital raises through public or private offerings of debt or equity securities, or use the Committed Equity Facility. There may be a delay in the Company’s ability to raise new equity from existing or new financing sources (which would require a registration statement to be declared effective by the SEC). The trading prices and valuations of the Company’s securities may not be predictable. A depressed stock price could impact the Company’s ability to raise equity capital. This may result from the Company’s own performance or financial condition, or broad market and industry factors, including a lack of shareholder confidence, irrespective of the Company’s business, prospects, financial condition or operational results. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected.  Additionally, the OIC Financing includes certain restrictions on the Company’s ability to undertake equity raises. Warrants to purchase Ordinary Shares (“OIC Warrants”) issued to OIC in connection with the OIC Financing require the Company to obtain the OIC Investors’ consent before issuing Ordinary Shares at a price per share lower than the maximum discount of 25% or where, as a result of an issuance, the holders of the OIC Warrant will be diluted to less than 10% of the aggregate number of outstanding Ordinary Shares calculated on a fully-diluted basis. If additional funds are raised through the issuance of equity, such offering is likely to be priced below the market price of our ordinary shares, diluting the interests of shareholders. The use of the CEF requires the filing and effectiveness of a registration statement, which has not yet been filed. There may be a delay in the availability of the Committed Equity Facility (which requires a registration statement to be declared effective by the SEC). Additionally, the Company may have access to materially less than the total committed amount of US$60 million of the Equity Purchase Agreement entered into in connection with the Committed Equity Facility. Yorkville Advisors is not required to purchase additional shares under the Committed Equity Facility beyond an overall ownership of 9.99%. Further, the Company’s ability to draw down amounts under the Committed Equity Facility may be impacted if the stock price and/or the trading volume of the Company’s stock is lower than expected as Yorkville Advisors is not required to purchase additional Ordinary Shares beyond the lower of CEF Ownership Restriction or US$10 million (A$15.0 million) per Advance Notice (as defined in the Equity Purchase Agreement).

Further, the terms of the New Debt Program and the OIC Financing restrict the Company’s ability to raise further new debt other than certain permitted indebtedness. Debt financing, if it is available, may involve restrictions on financing and operating activities, and higher than expected interest and financing costs.

The 12.5 Month Cash Flow Projections assume that the Company will receive support from customers by way of continued working capital support or new working capital support, receive ongoing support from certain key suppliers in the form of extended payment terms, and achieve its operational targets, including sales of wheels on existing programs to the levels forecast, and achieve ongoing production efficiencies and reductions in input prices per wheel and other fixed cost reductions.

The 12.5 Month Cash Flow Projections assume that the Company will be successful in making certain claims against certain customers, including claim for payment for wheels shipped but not yet utilized in production by a customer, potential claims in relation to programs in which ordered volumes have been below the volumes which the Company was required to build and reserve capacity for under its customer contracts, and a claim in relation to cancellation of a wheel program. The 12.5 Month Cash Flow Projections assume that during the 12.5 month cash flow projection period, the Company will receive a total of US$6.5 million from customers in relation to such claims.

The Company has entered into agreements with certain advisors to the Company and Twin Ridge in connection with the Business Combination, to defer fees payable to such advisors in connection with the Business Combination. Under an agreement the Group had reached with these creditors to delay payment, US$5 million (A$7.56 million) was payable in November 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (A$7.6 million) payment was not made in November 2024 and a further US$10.0 million (A$15.0 million) is currently payable or payable during the next 12 months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts. The 12.5 Month Cash Flow Projections assume further deferral of such payment obligations.

The Company may fail to implement the initiatives referred to above to the extent needed to cover its funding needs. Any inability to achieve operational targets, receive support from customers by way of continued working capital support or new working capital support, obtain successful outcomes in relation to certain customer claims, receive ongoing support from certain key suppliers in the form of price reductions and/or extended payment terms, or reach agreements for further deferral of fees payable in connection with the Business Combination would increase the amount of funding required for the Company to fund its operations and capital expenditures above the US$5.4 million estimated by the 12.5 Month Cash Flow Projections. The Company may not be able to obtain such additional funding.

Based on the factors above, a material uncertainty exists which causes significant doubt as to whether the Company will continue as a going concern and therefore whether it will realize its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial statements.

While there may potentially be other sources of funding available for the Company, there may be delays in the ability to access such funding, limits on the size of such funding, or the funding may be on unacceptable terms.

As a result of the foregoing, the Company may not be able to raise debt or equity funding in the amounts and within the timeframes necessary for the Company to remain solvent and to comply with its liquidity covenants on satisfactory terms, or at all.

In the event that the Company has insufficient funds, and the required funding is not available within the timeframe and in the amounts needed, the Company may need to enter external administration, liquidation or examinership.

The Company expects that it will need to refinance its long term debt, and may not be able to do so on acceptable terms, or at all.

The Company plans to refinance its secured debt prior to the commencement of amortization payments in June 2026 under the New Debt Program and the 2024 Amendments (defined below) as positive cash flows from operations will not be sufficient to cover the amortization payments.

The Company may not be able to complete such refinancing or restructuring, for reasons including inability to secure new investors, failure to secure agreement with the OIC Investors or the parties to the New Debt Program, decline in operating performance or financial condition, and decline in market conditions.

If the Company is not able to complete such refinancing or restructuring, it will be unable to make payments to its secured lenders when required, and will also not be able to meet the minimum cash covenant under the New Debt Program. In such circumstances the Company’s secured lenders will be entitled to exercise their rights under the financing agreements including accelerating payment of the principal and interest owing, enforcing upon the security, taking legal action, and commencing liquidation proceedings, any or all of which would have a material adverse effect on the Company, its business, financial condition and its creditors, as well as the value of its shares.

In the event that the Company does not complete a restructure or refinancing of existing financing arrangements, the Company may need to enter external administration, liquidation or examinership.

It may take longer for the Company to become cash flow breakeven or reach profitability than anticipated (or it may never occur).

We currently anticipate that the Company will achieve improvements in operating cash flows and an improving level of profitability if it is successful at increasing its sales volumes, including through the introduction to production of awarded programs that are not yet in production, and winning award of new programs, and if other key business objectives are achieved, including a reduction in labor hours per wheel and a reduction in material cost per wheel, and a reduction in certain fixed costs.

However, the Company may not be able to increase its sales to the levels expected, raw material or labor costs may exceed our expectations and/or it may take longer than expected for the Company to achieve one or more of these objectives.

In addition, our financial projections may prove to be inaccurate and assume, among other things, the demand, production schedules, pricing, cost of labor and materials, overhead and foreign exchange rate assumptions on which they were based are accurate and there are no unexpected delays or other changes.

Various factors, including the time lag between recognition of revenue from the sale of wheels to customers to the receipt of payment for such sales, are also expected to increase the period until which the Company becomes cash flow positive from operating activities. If and when the Company does derive positive cash flows from operating activities, it is expected that cash flow from investing activities in the ordinary course will be negative (due to ongoing capital investment in capacity expansion) and cash flow from financing activities in the ordinary course will be negative (due to the cost of servicing debt, including under the New Debt Program and under the 2024 Amendments).

If, prior to the point that it is self-funding, the Company is unable to raise sufficient funds within the timeframes required, in order to remain viable the Company may need to enter external administration, liquidation or examinership.

The Company could fail to meet the financial covenants under the New Debt Program (including the 2024 Amendments).

The New Debt Program (and 2024 Amendments) include financial covenants, which Carbon Revolution is required to meet, including:

•	agreed threshold for revenue, assessed monthly on a rolling trailing six-month basis with specific agreed targets for each testing period;

•	agreed threshold for Adjusted EBITDA, assessed monthly on a rolling trailing six month basis with specific agreed targets for each testing period;

•	maximum capital expenditure (capex) limits, initially assessed on a rolling trailing twelve months with specific agreed maximum capex for each testing period; and

•
minimum cash available requirements for each month throughout the loan period (this requirement has been reduced to $0 for the remainder of CY 2025 other than in respect of a limited debt service fund requirement under the New Debt Program, and will then increase to US$4 million for CY 2026 and US$5 million from January 31, 2027 to maturity in May 2027).

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

The New Debt Program, and the debt funding released by OIC under the 2024 Amendments, are secured by all of the present and after-acquired property of Carbon Revolution, other than certain excluded property (including certain excluded intellectual property). If the Company is not able to meet its financial covenants (including through exercise of any cure rights available to cure such breach), the Servicer may exercise its rights under the program documents, including accelerating payment of the principal and interest owing, enforcing upon the security, taking legal action, and commencing liquidation proceedings, any or all of which would have a material adverse effect on the Company, its business, financial condition and its creditors, as well as the value of its shares.

The Company could fail to make payments when due or otherwise fail to comply with other requirements under the New Debt Program (and the 2024 Amendments), resulting in an event of default thereunder and acceleration of the Term Advances.

In addition to the financial covenants described above, the New Debt Program (and the 2024 Amendments) contain a number of other positive and negative covenants and obligations binding on the Company, Carbon Revolution PL and Carbon Revolution Operations.

The New Debt Program (and 2024 Amendments) documents contain other customary events of default, including (amongst other things):

•	failure to make a payment due under the agreement by the due date;

•	existence of circumstances which could result in a material adverse effect;

•	a change in control of the Company, which would include the departure of our Chief Technology Officer, Ashley Denmead, if a reasonably acceptable replacement has not been appointed within 120 days;

•	events of insolvency, judgment debt, asset seizure and impairment of security;

•	material misrepresentation; and

•	if any portion of the guaranty ceases to be in full force and effect.

An event of default entitles the Servicer to exercise its rights including accelerating payment of the principal and interest owing, enforcing upon the security, taking legal action, and commencing liquidation proceedings, any or all of which would have a material adverse effect on Carbon Revolution, its business, financial condition and its creditors, as well as the value of its shares.

The terms of the OIC Financing impose obligations on us or restrict our ability to engage in some business activities, which could materially adversely affect our business, results of operations and financial condition.

The documents governing the OIC Financing contain obligations and other financial and operating covenants that place restrictions on the Company. For example, the Company has provided the OIC Investors a right of first offer for financing for material upgrades to the Company’s existing plant operations in Australia or for the development, construction and/or tooling associated with any future manufacturing facility until the earlier of the expiration of 24 months from November 3, 2023, or the first date on which all of the US$110m OIC funding has been released (although there is no guarantee the Company will receive all of this funding given its release is subject to the Company satisfying various conditions which the Company may not be able to satisfy). From the Initial Closing and until all the Preferred Shares are redeemed in full, the Company Board cannot undertake certain matters (the “Structured Voting Rights Matters”) without the prior written consent of the holders of a majority of the Preferred Shares then on issue, including, but not limited to, the issuance of securities having rights senior or pari passu to the Preferred Shares, the entry into or amending a material contract, the disposal of assets above a certain amount, undertaking a change of control transaction, senior management changes, the adoption of an operating or capital expenditures budget, incurring general and administrative expenses above amounts set forth in a budget, making capital expenditures above a certain amount or entering into joint ventures.

These restrictive covenants have reduced and may continue to reduce the Company’s flexibility in conducting its operations, limit its flexibility in planning for, or reacting to, changes in its business and industry, and limit the Company’s ability to engage in activities that may be in its long-term best interest, including the ability to take advantage of other business opportunities that may arise, any of which could materially adversely affect the Company’s growth prospects, future operating results and financial condition. In particular, the requirement that the Company adhere to a budget approved by the OIC Investors has limited and may continue to limit the Company’s expenditures on director and executive compensation, as well as its ability to engage third-party service providers. The Company may need to incur greater capital expenditures for manufacturing equipment than predicted, but may be prohibited from doing so if the increased expenditures require consent under the OIC Financing which the holders of a majority of the Preferred Shares may not provide. If this occurred, it would lead to a delay in the Company’s capacity expansion plans thereby potentially leading to a loss of revenue and adversely affecting the Company’s financial position.

In the event of certain triggers under the Company’s Amended and Restated Memorandum and Articles of Association and the certificate of designation of the Class B Preferred Shares, holders of Preferred Shares will gain certain governance and control rights.

In connection with the OIC Financing, the Company’s Amended and Restated Memorandum and Articles of Association provide that from and after the occurrence of certain triggers, being the failure to effect a mandatory redemption, failure to obtain the required consent of the holders of Class A Preferred Shares in issue before undertaking a Structured Voting Rights Matter, failure to undertake Further Share Capital Reductions in accordance with the OIC Financing purchase agreement and a failure of the Company to abide by the right of first offer requirements in the OIC Financing purchase agreement (collectively, “Springing Rights Events”) until (a) all of the Class A Preferred Shares are redeemed in full or (b) if earlier, in the case of a Springing Rights Event occurring other than from a failure to effect a mandatory redemption of the Class A Preferred Shares, until the non-compliance by the Company with the relevant obligations referred to therein giving rise to the Springing Rights Event (x) if capable of rectification, is rectified to the satisfaction of the holders of a majority of the Class A Preferred Shares in issue or (y) is otherwise waived in writing by the holders of a majority of the Class A Preferred Shares, such holders shall be entitled to direct the directors of the Company with respect to certain “Springing Rights Matters” (as set out in Schedule 2 of the Company’s Amended and Restated Memorandum and Articles of Association), which include the entrance into, termination of, or amendment to certain material contracts, determination of operating and capex budgets, actions related to management hiring, termination, and compensation, issuance or redemption of securities, and the initiation or undertaking of a change of control transaction, among other matters. If a Springing Rights Event were to occur, and the holders of the Preferred Shares elected to exercise their rights, the Company’s directors and management may have reduced flexibility in conducting operations and engaging in activities that they may otherwise consider to be in the best interests of the Company, including entering into certain contracts, determining budgets, actions related to hiring, the issuance and redemption of securities or a change of control transaction, any of which could materially adversely affect the Company’s growth prospects, future operating results and financial condition. In addition, in exercising their consent rights in respect of the Structured Voting Rights Matters, the holders of a majority of the Preferred Shares may withhold consent to various actions that the directors of the Company may otherwise consider to be in the best interests of the Company. The certificate of designation of the Class B Preferred Shares includes substantially similar triggers as the Class A Preferred Shares.

The Company has a limited operating history which does not provide a meaningful basis for investors to evaluate the business, financial performance and prospects.

The Company has a limited operating history, and given the Company does not yet derive positive cash flow from operations and has not yet become profitable, the Company’s operating history does not provide a meaningful basis for investors to evaluate the business or its financial performance and future prospects. Accordingly, investors should consider the Company’s business and prospects in light of the risks, uncertainties, expenses and challenges that may face an early-stage business.

Risks Related to the Company’s Operations

The Company’s customers may not order wheels as expected.

The 12.5 Month Cash Flow Projections, and the Company’s growth in the longer term, are predicated on various assumptions relating to demand for its wheels.

Demand for the Company’s wheels may be lower than anticipated because the Company’s current automotive original equipment manufacturer (“OEM”) customer contracts, which are typical of the industry, are not take-or-pay contracts, therefore customers are not committed to purchase a minimum number of wheels, and therefore, there is no guarantee that the Company will secure the sales volume it anticipates from its existing customer contracts. There is also no guarantee that the Company’s projected revenue from awarded programs will eventuate at the levels expected.

Sales volumes for a program may be lower than expected for a variety of reasons including the sales for the vehicle being lower than anticipated, the take rate on the optional carbon fiber wheel being lower than anticipated which may in turn occur for a variety of reasons including the customer not marketing the carbon fiber wheel to the extent anticipated, consumer dissatisfaction with retailer pricing and consumer dissatisfaction with the aesthetics of the wheel. There is also a risk that macroeconomic factors adversely impact sales of wheels, such as the introduction of new or increased tariffs which apply to the importation of the Company’s wheels into the US or other countries and/or any delay or reduction in the uptake of electric vehicles associated with the removal or modification of government incentives or other forms of support for or relating to electric vehicles, including in the US.

The Company is in discussions with customers and potential new customers about new wheel programs and forecasts that it will win new customer program awards which, together with existing awarded programs (both those currently in production and yet to enter production) would fill, or substantially fill, the capacity at the existing Australian manufacturing facility (such capacity will be added over time in line with expected demand). The discussions with customers and potential new customers about new wheel programs are at various stages of the quotation process and the Company may fail to be awarded such new customer programs, or such programs may be delayed or be in lower quantities or yield lower margins than expected.

Awarded vehicle programs have in the past been delayed, and may in the future be delayed by the customer, or as a result of the Company’s delay in bringing a new wheel to production readiness.

Even if, over the life of a program, a customer does order as many wheels as projected by the Company for the life of the program, the customer’s ordering patterns may fluctuate and the orders for a particular period during the program life may be lower than expected. Such fluctuations resulting in lower than expected orders have occurred in the past, including with limited notice being provided by customers.

A delay of a new program will result in lower than expected orders for the period of the delay. A lower volume of orders for wheels than expected may cause the Company’s failure to meet growth targets and its financial performance and prospects. Lower than anticipated revenue from customer programs may also impact the Company’s ability to secure anticipated margin improvements through labor and materials cost reductions that are anticipated to be derived from scale.

Wheel programs warranting further expansion to a low cost manufacturing location may not be awarded or may not be awarded for the expected volumes or level of returns.

The Company expects to expand production to a low-cost manufacturing location, or locations, when demand exceeds built-out capacity at the Australian facility and providing funding can be obtained for such facility. Demand for such further capacity may not eventuate, or the returns associated with such demand may not justify the cost of expansion or attract investment to fund such expansion.

Wheel programs may commence later than expected due to the design development and engineering phase taking longer than expected.

The commencement of wheel programs may be delayed due to various reasons. Such delays have occurred in the past. The customers may delay the launch of their vehicle program which may extend the development and engineering phase of the Company’s wheel programs. The Company may have limited resources in the design and development teams working on multiple programs in the engineering phase at the same time and accordingly, the teams may not be able to meet the program deadlines as a result of delays in the wheel design process or engineering challenges. Also, reaching agreements with customers on aesthetic exterior design, or other specifications and requirements, may take longer than expected. In addition, prototypes may fail in testing during validation resulting in required rework. Such delays have occurred in the past.

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

Further, the Company expects to be able to achieve reductions in materials prices with certain suppliers as production volumes increase and also to otherwise reduce its manufacturing costs via scale and other efficiencies.

The Company has experienced and may in the future experience higher costs per wheel than anticipated for various reasons such as:

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

The Company has in the past incurred and may incur greater engineering, development or tooling costs, and unit costs of production, in relation to a program than it expected when quoting. This may arise as a result of higher than expected inflation, changes in customer specifications or designs during the design and engineering phase, or wheel design or engineering challenges that were not anticipated when quoting. Due to the industry standard contracts with favorable terms for the Company’s customers, the Company may not be able to pass on all incurred costs for engineering, development or tooling, and unit costs of productions, or an increase of such costs to its customers.

The inability to pass on such costs to its customers may materially and adversely impact the Company’s profitability, financial performance and prospects.

The Company may not be able to achieve the manufacturing quantity and quality assumed in its forecasts or required or expected by its customers.

The Company has failed and may in the future fail to achieve manufacturing output (in terms of quantity of wheels manufactured) at the levels planned by it. The Company has experienced and may experience claims from its OEM customers that wheels which have been delivered do not conform to specification. The Company may experience commissioning delays following the installation of new equipment.

Inadequate capability of the Company’s manufacturing processes and procedures to consistently produce the required quantity and quality of wheels, within the required customer timeframes, and at the expected cost levels has resulted in and may result in higher scrap rates and/or higher costs per wheel than expected, or shipping wheels late or not according to the customer’s specifications. These outcomes may result in a loss of customers or failure to obtain new wheel programs, which could have a material adverse impact on our financial performance.

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

Shipping wheels late has resulted in and could result in the Company being required to incur air freight costs and/or pay costs or damages to its customers. Shipping wheels not according to specification has resulted in and could result in the Company being required to replace such wheels at its cost and to pay costs or damages to its customers or may result in warranty issues or product recalls. This in turn could result in negative reputational damage and could adversely impact the Company’s ability to maintain or secure new programs or retain customers, which would have an adverse impact on its ability to generate revenues.

The Company may not be able to execute its plans to increase its capacity to the extent expected within the timeframes as expected and/or at the expected cost.

The Company is not yet profitable and requires further scale, and a reduction in labor and materials costs per wheel, in order to become profitable and to then grow profitability. The Company intends to grow its wheel sales from wheels produced at the Australian facility as new awarded programs and yet to be awarded programs come into production, expand its capacity to facilitate such sales, and to achieve a reduction in its unit costs of production.

The Company’s ability to achieve these objectives is dependent on the success of its ongoing capacity expansion plans. The process may take longer or cost more than anticipated, or unforeseen issues may arise during the engineering design, fabrication, supply or commissioning process for new tooling and equipment, as has occurred in some instances in the past. The Company has items of tooling and equipment on order on tight delivery timetables and the 12.5 Month Cash Flow Projection assumes these items will be delivered on time. There is a risk that they will not be delivered on time due to supplier capacity constraints or other issues. Also, the capital cost of expanding operations may be higher than anticipated, resulting in a lower return on investment than expected. Our liquidity constraints may result in delays in completion of these plans. The expansion plans may not achieve the outcomes anticipated such as delivering the expected capacity increases, including but not limited to reduced cycle times, reduced labor hours per wheel, volumes, or other production efficiencies or cost reduction benefits.

If the Company cannot scale its manufacturing process to the extent anticipated, it may have a material adverse impact on the Company’s financial performance and competitive position.

New OEM wheel programs, which the Company plans to commence production in the 12.5 Month Cash Flow Projection period, may experience delays or cost overruns, or even loss of such program(s) if there are delays in completing the expansion plans or if the plant does not perform to expectations or other challenges arise in relation to the installation and commissioning of major equipment projects. This may result in lower revenue or margins than expected, or contractual claims (by customers for non-shipment or late shipment of wheels) against the Company.

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

Under the Company’s current OEM supply contracts, which are typical of the industry, customers place firm orders with only limited lead times. While these orders are legally binding, volume predictions or forecasts provided by the customer are non-binding forecasts that the customer can materially change at any time. This has occurred in the past including at short notice and impacting material quantities and may occur in the future.

Given that in many cases the Company’s arrangements with its suppliers require significantly longer lead times, the Company typically places orders for raw materials with its suppliers prior to having firm orders from its customers. To be prepared for delivering in accordance with the customer’s forecast, the Company may also have already invested in labor and equipment without being able to easily adjust the investment if the customer orders less or more than forecasted on short notice, resulting in working capital being tied up. In situations where the OEM customer orders less than forecast, the Company may also incur additional storage costs for unused raw materials and the shelf life of the raw materials may expire, leading to the risk of such raw materials no longer being qualified to be used in production, which in turn may impact the Company’s costs and operations. In this situation the Company may also have underutilized labor. A reduction in the ordering volume may also impact the Company’s ability to meet its revenue forecasts.

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

The Company is exposed to claims against it by its customers for late delivery or delivery of products which do not meet the desired specification. However, the Company does not have the same ability to make claims against all of its raw materials suppliers for late delivery or delivery of materials which do not meet our specification.

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

Under some of the Company’s current arrangements with certain suppliers, such suppliers have in the past and may increase their prices for raw materials based on an increase of prices of the supplier’s raw materials, labor costs, shipping and storage costs, government and legal regulations, energy costs, and/or other factors. While some contracts require certain increased thresholds to be met first before any price increase can be claimed and evidence for the price increase factors to be given by the supplier (or the increase is index bound), the Company is exposed to price increases from suppliers.

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

In addition, because the Company’s wheel designs go through a validation process with customers, the Company may lack flexibility in sourcing validated materials from multiple suppliers, and therefore may be more exposed to price increases and supply shortages, than would otherwise be the case if it had flexibility to source from multiple suppliers (and swapping a validated material for an altered or different material may require some form of revalidation (partial or full)).

In the event of a supplier failure or supply issues, for example where a supplier of OEM validated material components were to suffer a shortage in its own supply chain, force majeure, cease trading, or otherwise reduce business with the Company for, any reason, the Company may incur increased costs to secure alternative sources of supply, the Company’s production commitments to OEMs may not be fulfilled (on time or at all), or the Company may be required to re-validate a wheel, which may involve delays in shipments to customers, increased costs (costs incurred in the validation process) or increased materials costs.

These risks in turn may have a material adverse impact on the Company’s operating and financial performance and its financial prospects.

Artificial intelligence may result in reputational harm or liability, or could otherwise adversely affect the Company’s business.

Artificial intelligence may be relied upon by the Company, its employees, suppliers or customers. Although we do not currently rely substantially on artificial intelligence in connection with the operations of our business, we believe artificial intelligence is used and will increasingly be used by our suppliers, third party service providers, customers and competitors and such use presents risks to our business.

If our suppliers, third party service providers, customers or competitors implement or rely on artificial intelligence, including for product design, production, forecasting, ordering, manufacturing, sales, distribution or for processing financial information, retail operations or other business activities, our business could be harmed. Artificial intelligence algorithms may have errors or inadequacies that are not easily detectable. For example, datasets may contain biased information or otherwise be insufficient, leading to negative outcomes for us, our suppliers, our third party service providers or customers if relied upon.  Our third party suppliers may rely on artificial intelligence for the services they provide us and such third parties’ use of such technologies may impact their ability to carry out certain functions or impact their ability to supply us.  In addition, artificial intelligence could persuade customers to change their purchasing strategy which could negatively impact our business or help our competitors develop lower cost alternatives to our products.

Increasing use of artificial intelligence by us, our suppliers, third party service providers, customers or competitors could cause the Company to be subject to competitive harm, legal liability or brand or reputational harm. The use of artificial intelligence may also present ethical issues. In addition, the Company expects governments to continue to assess and implement new laws and regulations concerning the use of artificial intelligence. If, in the future, the Company increasingly uses or relies on artificial intelligence, the Company may be subject to new burdensome regulations that could negatively impact our business.

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

The Company’s wheel manufacturing process is complex and contains numerous distinct processes, many of which utilize specialized and bespoke equipment that is not readily replaceable. In addition, the Company intends to increase the capacity of its manufacturing facility in line with increasing demand. Currently, the Company has only one manufacturing facility and the loss or failure of this facility would have a material adverse impact on the Company’s financial performance and position.

Equipment necessary for the production of the Company’s wheels has in the past and may in the future break down, perform poorly, fail or be impacted by events within or outside of the Company’s control, respectively resulting in production delays, increased production costs or inability to meet vehicle program volume requirements. Such loss, failure or breakdown of key infrastructure or equipment has in the past and may in the future cause significant and/or sustained disruption or interruption to the Company’s manufacturing process. Such disruption or interruption may adversely impact the Company’s production capacity within a short period of time and the ability to meet customer on-time delivery requirements. Some equipment suppliers are based outside of Australia, and the rectification of equipment has in the past and may in the future be delayed or face additional challenges if travel restrictions (such as those that were in place as a result of COVID-19) prevent supplier personnel from visiting the Company’s manufacturing facility.

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

Due to the bespoke nature of much of the Company’s manufacturing equipment, the business may potentially have a higher risk as compared to off-the-shelf equipment, that the supply and new commissioning of such equipment is delayed and/or the equipment supplier claims additional costs for modifications during the commissioning phase, that the equipment does not perform to the level expected or meet the process requirements or that the equipment breaks down or requires repair or refurbishment.

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

As a manufacturer of a highly complex and innovative product (which is continuing to evolve), the Company is subject to inherent risks in the development and use of new technology, equipment and processes.

The implementation of new technology (in the product, or the equipment used to manufacture it), product innovations or manufacturing processes may be challenging and involve risks inherent in the development and use of new technology.

The Company’s strategy involves the manufacture of one-piece carbon fiber wheels at scale. This involves complex technology and processes which have not been used before at scale, and foreseen and unforeseen challenges arise as a result. Such challenges have in the past and may result in unexpected costs (in operating expenditure, cost of goods or capital expenditure), production delays, and exhaustion of management and engineering resources.

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

Due to the challenges that are also inherent with the development and implementation of new technology, as outlined above, research and development costs may be higher than expected and changes to products and processes have taken longer and may take longer than expected to achieve customer validation, unforeseen challenges have and may arise in manufacturing the modified product, manufacturing costs have been and may be higher than expected, and more quality issues than expected have arisen and may arise resulting in less efficient production, higher scrap rates or costs per wheel than expected and thereby the Company losing the opportunity to realize all of the expected benefits of any changes. Additionally, an OEM customer may require the Company to satisfy new or varied tests for validation purposes compared to the Company’s previous wheel programs with the same OEM customer and the Company may not be able to meet these new or varied requirements or it may take longer for the Company to do so, and the Company may need to modify the design of its wheels at greater cost, and if the testing requirements can be satisfied, this process may take longer than expected for the Company to complete. There is a risk that the price per wheel originally quoted by the Company to its customers does not account for and cover these unexpected developments and its cost increases, and does not result in a margin that delivers the expected level of profitability or profitability at all. Consequently, the Company may have to renegotiate prices and runs the risk that the customer rejects or does not adequately respond to this renegotiation request, which would have an adverse impact on the Company’s profitability.

The above risks may also have the effect that the Company’s customers lose the confidence in the Company’s ability to successfully implement modified products or processes. This may result in lower financial returns than anticipated and may negatively impact the Company’s financial performance and prospects.

Failure to have systems and processes in place, or failure to adhere to such systems and processes, that ensure robust compliance with contractual requirements, product specifications, and quality systems, may result in increased cost, scrap or quality issues, or shipping of wheels not according to specification.

The Company has developed procedures and workflows, and contract and risk management documentation, contract templates and forms, to identify, monitor and manage contractual obligations, quality and risks, and it continues to refine such documents and processes as it conducts its business.

However, these documents and procedures may not be fully adequate, sufficient or effective in mitigating the Company’s risk exposure relating to contractual obligations and quality requirements, in particular as the Company is using complex technology that it constantly develops further. The Company has shipped and may ship wheels which do not match specification, for example due to a failure to detect a batch of material supplied by one of the Company’s suppliers failing to comply with applicable specifications, or failing to follow quality procedures during a stage of production.

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

The Company has in the past and may experience claims from its OEM customers that wheels (including any associated parts supplied by the Company such as attachment inserts used as part of the arrangement for attaching each wheel to the vehicle) which have been delivered do not conform to specification. If wheels have been delivered that do not conform to specification, the OEM customer will return the wheels at the Company’s cost and the Company will be required to provide replacement wheels at its cost to the OEM customer. The Company may also be required to apply countermeasures or repairs at its cost, and reimburse other costs incurred by its customers. This may impact the Company’s reputation, financial performance and prospects.

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

The Company may suffer reputational damage or incur liability and other costs due to poor product performance or failures, product recalls or other issues with its wheels.

The Company’s brand and the reputation of its wheels are an important factor in the Company being able to continue selling wheels and growing its volumes. The Company’s reputation and brand would be adversely impacted by failure of the wheel to perform as expected, safety issues and concerns, negative publicity, and negative customer experiences, and any disputes relating to the same.

While the Company’s products are subjected to a validation process prior to being approved by the customer for serial production, including industry standard laboratory and on-vehicle testing, there is a risk that such testing is not fully representative of operational conditions or does not capture all conditions that end users may expose the Company’s wheels to, and there is a risk that end users may misuse the Company’s wheels, and as a result the Company’s wheels may not function as expected.

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

Product recalls can create significant costs for the Company that may not entirely be covered by the Company’s insurance. Product recalls may also lead to severe brand and reputational damage that results in reduced consumer demand for the Company’s wheels and/or to OEMs not awarding the Company any further programs. In such a case, the Company may lose market share to competitors, or the level of confidence in the automotive industry and market for carbon fiber wheels may decrease.

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

The Company may suffer reputational damage or incur liability due to poor product performance or failures, product recalls or other issues with its wheels (including any associated parts). Such poor product performance or failures or other issues with its wheels may cause the Company to become exposed to the risk of product liability claims being brought against it, either by OEMs or end users of the Company’s wheels or other claimants.

Being a supplier in the automotive industry and supplying safety relevant components such as wheels brings an inherent risk of potentially severe product liability claims involving bodily injury and/or death.

Product liability claims and recalls may result in significant cost and management attention in defending and/or responding thereto. Product liability claims and recalls may require the Company to pay significant damages or an increase in insurance premiums, and it may result in reputational harm. Further, if the Company is not able to obtain sufficient product liability insurance coverage at an acceptable cost or at all, this could prevent the Company from commercializing its products.

Even if we are insured for a relevant category of risk, our insurance policies may not cover all possible claims, coverage may be excluded or limited in certain scenarios, and covered claims may be costly and have material adverse effects on the Company’s activities, business, operating results, financial position and reputation, including that coverage will not exceed any applicable coverage limit. Likewise, a failure to succeed in defending any such claims may have a material adverse effect on the Company’s activities, business, operating results and financial performance and position.

The Company may be unable to retain and increase its workforce as required, or the cost of doing so may be higher than expected. Workforce engagement issues and industrial action may impact the Company’s operations and growth. Further, loss of or failure to replace or hire key persons may impact the Company’s operations and growth.

The successful development and envisaged growth of the Company’s business will require retaining key management personnel and employees as well as having access to the services of additional technical, manufacturing and sales staff, alongside our current staff. We may not be able to attract and retain the services of such people, particularly given the competitive and specialized nature of the automotive industry. If the Company is unable to attract, retain and motivate its staff, the Company could face losses of or disruptions in its operations or in respect of strategic relationships, key information, expertise or know-how, and unanticipated recruitment, training and onboarding costs. The Company’s ability to attract and retain talented personnel may be dependent upon its ability to provide competitive compensation. The payment of cash compensation may be constrained by the Company’s budget, which requires the approval of the OIC Investors to increase, while the payment of equity compensation may be constrained by the size of the any equity incentive plan of the Company (“Equity Incentive Plan”) pool. In addition, in connection with the New Debt Program, if our Chief Technology Officer departs and a reasonably acceptable replacement has not been appointed within 120 days, we would be in breach of a covenant under the terms of the New Debt Program.

While the Company views workforce engagement as a priority and adopts a wide variety of measures to foster a culture of engagement, the Company may still not be able to attract and retain high performing employees and key personnel. Given the current employment market situation, the Company may not be able to replace key personnel with candidates of the same experience and skills; also, key personnel could leave us and join one of our competitors.

Loss of key personnel may result in loss of valuable know-how and expertise and the leakage of intellectual property to competitors. The potential loss of know-how and the time to train new employees may create a loss of quality in certain aspects of wheel production and may also increase the safety risk for new employees and other employees who work with new employees.

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

The Company has experienced higher than expected staff turnover at certain times, and may experience higher than expected turnover levels, which may cause disruptions to its business and impact its ability to achieve its strategic plans. The loss of key personnel, any delays in their replacement, high staff turnover, or industrial action may adversely affect the Company’s operations and future performance and, thereby, the Company’s financial performance and prospects.

If the Company does not achieve its operational objectives, or is required for other reasons to reduce costs, it may need to reduce the size of its workforce and in doing so may lose valuable expertise which may be difficult and costly to replace, and which may cause disruptions to its business and impact its ability to achieve its strategic plans.

Labor strikes in the U.S. automotive industry may have an adverse effect on the demand for the Company’s products and the financial condition of its customers.

A substantial portion of the Company’s revenues result from sales to U.S. auto manufacturers a substantial number of whose employees are members of the United Auto Workers union (“UAW”). We have in the past and may in the future be adversely affected by labor strikes in the U.S. For example, the UAW resolved industry strikes at three US OEMs in 2023. If the agreements that have been reached are terminated and the strikes resume or there are future strikes, it could affect plants to which the Company’s wheels are currently sent and lead to work stoppages that could disrupt the operations at such sites, resulting in delays, reductions or cancelations of orders for the Company’s products. In addition, increased labor or other costs generally as a result of strikes may cause U.S. auto manufacturers to implement cost-savings measures, including in relation to the development and production of electric vehicles, for example, and this may include or lead to reductions or cancelations of orders for the Company’s products or efforts to renegotiate the pricing or payment arrangements or terms for such products. Any delays, reductions or cancelations of orders, the lowering of the prices that customers are willing to pay for the Company’s products, or adverse changes to payment arrangements for the Company’s products, could have a material adverse effect on the Company’s revenue, results of operations and financial condition.

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

Risks associated with pandemics, and other macroeconomic factors have in the past and may in the future impact the Company’s operations and financial performance.

The COVID-19 pandemic impacted the Company’s customers, resulting in production disruptions, shortage of components within automotive supply chains, and delays to vehicle launches. These developments impacted demand for the Company’s wheels, including delays to program launch and reduction in revenues. The Company also experienced disruptions at its own production facility (for example, due to employee absenteeism), supply chain disruption and increased supply chain and logistics costs.

There is also a risk that pandemics and other global events (for example, terrorist activity or global or localized recessions or other macroeconomic developments, or international conflicts) may also result in disruption to the automotive industry, and may result in a decline in consumer demand for OEM vehicles.

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

The Russian-Ukrainian and Israel-Hamas and Israel-Hezbollah conflicts or other similar disputes may have an impact on global supply chains, materials availability, materials costs and transport and logistics costs.

The Russian-Ukrainian and Israel-Hamas and Israel-Hezbollah conflicts or other similar conflicts may have an impact on transport and logistics costs of the Company, its suppliers or the Company’s customers. Such disruptions may increase the time and resources required to obtain critical raw materials and transmit finished product, which would have a material adverse impact on the Company’s operations, profitability and ability to generate revenue.

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

As with all R&D activities, ongoing projects for finding and implementing recycle or reuse solutions for production scrap or end of life wheels may take longer or cost more than expected or not be feasible at all, and finding and implementing a recycle or reuse solution for end of life wheels may take longer or cost more than expected or not be feasible at all. If the Company does not have a recycling or reuse solution for production scrap or end of life wheels in place that meets expectations, the Company may suffer adverse publicity or reputational damage, demand for the Company’s wheels may decrease or projected increase in demand may not materialize, and the pool of investors willing to invest in the Company may decrease. Any of the foregoing impacts may adversely affect the Company’s financial performance and the price of its securities.

The Company may be unable to meet government, stock exchange, investor, customer or consumer standards, requirements and expectations, particularly in relation to environmental, social and governance matters, or may incur substantial costs in doing so.

Demand for the Company’s products may be impacted by its ability to meet any applicable government, investor, stock exchange, customer and consumer standards, requirements and expectations.

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

The manufacturing of the Company’s wheels involves certain labor-intensive processes, exposure to hazardous chemicals (such as paints) and the use of complex machinery and equipment. There is also a high incidence of new production equipment being commissioned which may increase the risk of workplace incidents or accidents occurring during the commissioning and training phase. In addition, the Mega-line involves the use of new equipment and processes in day-to-day production operations. These activities may carry a greater risk to health and safety compared to standard production operations using different equipment. Workplace injuries have occurred at the Company’s production facility from time to time.

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

The Company is the recognized leader in the lightweight automotive carbon fiber wheel sector and it has invested significantly in the development of its technologies over the past 15 years. The Company holds an extensive intellectual property portfolio, including patents and advanced composite wheel process know-how/trade secrets. However, third parties may (currently or in the future) hold intellectual property rights, including patents, which may be infringed by the Company or its products or processes. The Company is aware of certain patents that do or may overlap with the Company’s processes and/or products and which are owned by the Company’s competitors/industry participants in countries into which the Company supplies its carbon fiber wheels. There is a risk that these third parties may allege that the Company or its products or processes infringe or could infringe these patents. The Company may also be using third party intellectual property rights under the mistaken belief that it is licensed to use the rights in the way that it is using them. Infringement risks may also arise in the future if the Company enters new markets beyond automotive wheels despite the Company undertaking reasonable clearance searches.

It is possible that a third-party could bring a claim against the Company or one or more of its customers alleging that the Company or the relevant customer(s) are infringing the third party’s rights, including by manufacturing, supplying, exporting or selling the Company’s wheels (or vehicles featuring such wheels) in one or more jurisdictions around the world.

The Company may incur substantial costs to defend any such claims. The Company may seek to reach a commercial resolution to any such claims, which may involve the Company incurring substantial costs, including the payment of licensing or royalty fees. The Company may not be able to successfully defend any such claim and/or may be unable to reach a satisfactory commercial resolution. The Company may, if necessary and feasible, seek to implement a change(s) to its wheels or processes to avoid any actual or potential infringement, of a third party’s intellectual property rights. This would cause the Company to incur additional and significant costs, and could require the Company to delay or suspend production of any wheels with any actually or potentially infringing feature(s) while it seeks to implement the relevant change(s). Any such change(s) may not be successfully implemented or validated and/or the relevant third party could allege that the modified wheels or processes still infringe its rights. Any delay in or suspension of production of any wheels could place the Company in breach of its contractual commitments to its customers and, thereby, have a material adverse effect on the Company’s operations and prospects.

If a third party brought an infringement claim against the Company, there is a risk that the third party may seek an interlocutory (temporary) injunction preventing the Company from manufacturing or supplying, for example, wheels with any allegedly infringing feature(s) in the particular jurisdiction(s) in which the third party has intellectual property rights which it is seeking to enforce against the Company while the relevant infringement claim(s) are pending. If any such motion is granted or court order made, it may have a material adverse impact on the Company’s operations and prospects.

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

In addition, the Company may be liable to its customers for breach of contract/warranty and/or under any indemnity given by the Company to its customers in relation to third-party intellectual property claims. This could have a negative impact on the Company’s relationships with its customers and its customers’ trust and confidence in the Company and its products. All of these matters could have a material adverse effect on the Company’s financial performance, profitability and prospects.

There are geographical and other limitations to the Company’s patent and trademark portfolio, including because it is not economically feasible to register all such intellectual property in all jurisdictions around the world.

The Company generally prefers to seek patent protection for certain key product-related technologies. Patents are country-specific. A patent application must be filed in each jurisdiction in which patent protection is desired and each patent application will go through a separate process of examination and prosecution in each country or region (in the case of Europe). Additionally, third parties can challenge a patent application or granted patent (depending on the jurisdiction) by a process known as an “opposition”. Oppositions are normally defended by the patent applicant or registered owner (as applicable). The patent process gives rise to a range of significant costs (particularly when protection is sought and maintained in multiple jurisdictions), including patent attorney professional fees for drafting, advising on and filing patent applications, prosecuting such applications (including responding to patent office objections) and defending oppositions, as well as government/official fees that are charged at various stages, including for filing new applications and registering and renewing patent applications or granted patents (patents must be renewed throughout the duration of their term to remain registered and enforceable). As a result, for reasons including costs management purposes, the Company only seeks patent protection in the jurisdictions that it considers are key manufacturing or sales markets, including, for example, the United States of America, certain European countries, China, Japan, and more recently, Mexico.

There is a risk that the Company’s patented technologies will be used and exploited by third parties in jurisdictions in which the Company does not have any enforceable rights in relation to those technologies, with the result being that the Company is unable to prevent the third parties from using or exploiting the technologies in those jurisdictions. The Company may not have patent protection in every country which is or becomes a market for carbon fiber wheels. This may mean that the Company’s competitive advantage (to the extent associated with relevant product features the subject of the Company’s granted patents) is reduced in the countries where the Company does not have broad patent protection. This may mean that demand for the Company’s wheels may be lower in those countries, as a result of competitor activities, which might adversely affect the Company’s financial position and growth prospects.

The scope of protection provided by the Company’s patents within the same patent family can differ between different jurisdictions. This may arise where the Company is required to amend the claims in its pending applications in one or more countries in order to overcome patent office objections that are not raised by the patent offices in other countries. If such amendments are required in certain countries, the scope of protection provided by any patents ultimately granted in those countries may be narrower, and it may be more difficult for the Company to prevent competitors broadly adopting the relevant technology in those countries. This may have a material adverse effect on the Company’s ability to maintain its competitive advantage (to the extent arising from such technology) in any such countries which may have a material adverse effect on the Company’s financial performance and prospects.

The ability to seek trademark protection via registration of trademarks is also country specific. The Company has obtained trademark registrations for certain key trademarks in a limited number of countries. There is a risk that third parties may seek to use trademarks or register trademarks that are the same or similar to the Company’s trademarks in countries where the Company has not obtained trademark registrations, which could lead to the Company’s brand, reputation, goodwill, lost profits or products being confused with those of the third party, which may result in a deterioration in the Company’s brand and/or reputation, and/or goodwill, and/or lost profits, and/or a loss of revenue and/or this may prevent the Company from using such trademarks in those countries and/or require the Company to take costly legal action in such countries to seek to recover or secure any required rights. There is a risk that even in countries where the Company has obtained trademark registrations that certain third party actions could lead to similar outcomes. The Company may need to incur further expenditure to expand its trademark portfolio to include additional specific trademarks and /or to seek registration in other countries. The Company may also need to incur further expenditure to prevent third parties from infringing its trademarks, or in responding to third party actions which lead to the Company’s brand or products being confused with those of the third party. If the Company takes any such actions, it may not be successful. Additionally, the Company may be unable to enforce its unregistered trademarks in countries in which it does not have a sufficient reputation in the trademarks including where the trademarks are found to be too descriptive and not distinctive of the Company. A potential infringer may seek to make the same or similar arguments in defending any infringement claim relating to the Company’s registered trademarks in any relevant countries.

The Company’s confidential wheel process know-how and trade secrets have been developed over many years, and any unauthorized access to use or disclosure of relevant materials and information could materially and adversely impair the Company’s prospects.

The Company’s carbon fiber composite wheels and manufacturing processes are technically complex. The Company has developed valuable know-how and trade secrets which protect key processes and technologies that enable the Company to produce higher quality products, more effectively and efficiently.

If the Company’s confidential know-how and/or trade secrets were misappropriated or accessed without the Company’s knowledge or authorization, disclosed publicly or shared with third parties including its competitors, other companies could develop technologies, designs or products that effectively compete with the Company, which could reduce the Company’s sales and profitability and its competitive advantage associated with such know-how and/or trade secrets. The Company may not be or become aware of any misappropriation or unauthorized access or disclosure of its confidential information, including trade secrets, at the relevant time any such incident occurs, and the Company may only become aware of this after an extended delay, which may compromise the Company’s ability to mitigate the loss of its confidential information and recover and reinstate protection over the information. Even if the Company does become aware of the same, the Company may not be able to identify any or all recipients of the information and the Company may not be able to take effective enforcement and recovery action. This may result in Company confidential information including some or all of its trade secrets losing protection and becoming publicly available which would adversely affect the Company’s competitive position and future prospects.

The Company may not be able to protect, register and maintain its intellectual property rights.

The Company generally seeks to protect certain key product-related technologies with patents, and generally prefers to protect process-related technologies as confidential know-how/trade secrets.

If the Company elects to seek patent protection, it must file patent applications in each country in which it wishes to obtain a granted patent. Until a patent has been granted in a country, the Company will not have any enforceable patent rights in the relevant country in relation to the invention the subject of the pending application. A patent will not necessarily be granted in each country in which the Company files an application. A patent office may refuse the Company’s application, or reduce its scope. A patent examiner may determine, for example, that the Company’s invention is not new or sufficiently inventive, and the Company may not be able to persuade the examiner otherwise. Additionally, even if a patent examiner agrees that the invention is patentable and the application is accepted or granted, a third party may be able to successfully challenge the application or patent. Either way, the Company may be unable to obtain patent protection for the invention in one or more countries in which the Company seeks such protection or such protection may be more limited in scope than anticipated and may not protect all aspects of the technology described in the patent specification. Further, publication of patent applications is a normal step in the patent process. The consequence of this is that any complete application describing the details of any invention for which the Company seeks patent protection will be published (unless the application is withdrawn by the Company before that occurs, to the extent that is possible) and the information in the patent application about the invention will enter the public domain. Publication may occur even if the Company does not obtain a granted patent.

The patent application process is lengthy and costly and the Company may not have sufficient financial resources at all relevant times to fully fund pursuing comprehensive patent protection for all patentable inventions which it owns in all key jurisdictions. This may mean that the Company is unable to protect all such inventions in all or some of the jurisdictions in which it manufactures or supplies its wheels (or in which its wheels are sold by the Company’s customers).

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

There is a risk that the Company may be unable to protect its process trade secrets. Existing records may not be sufficient to establish that particular trade secrets are held, controlled or owned by the Company, which may mean that the Company is unable to protect and/or effectively take enforcement action in relation to relevant sensitive materials and/or information. Additionally, relevant sensitive information may be inadvertently or deliberately disclosed to the public (including to actual or potential competitors) without authorization (in breach of confidentiality obligations) by an employee or another recipient of the relevant information. Similarly, such individuals may disclose relevant sensitive information to a third party (including on or via an external platform or service) under the mistaken belief that a confidentiality agreement is in place with the third party, when that is not the case (including where an earlier confidentiality agreement has expired or lapsed before it was extended or renewed and/or a new confidentiality agreement has not been entered into) or without appreciating the confidentiality risks. Similarly, sensitive information may be improperly accessed by a third party such as by a security breach, ransomware, hack or other intrusion. If a trade secret is accessed, disclosed or shared without authorization, the Company may be unable to recover and reinstate protection over the information when it becomes aware of the issue and the technology may thereby cease to be protected (to the extent the technology has been disclosed). See “-The Company’s confidential wheel process know-how and trade secrets have been developed over many years, and any unauthorized access to use or disclosure of relevant materials and information could materially and adversely impair the Company’s prospects” for more information.

Where the Company has obtained patent protection for a technology, the patents the Company holds will each have a fixed lifespan, which is generally 20 years from the applicable filing date. If a patent is granted, once this period has expired, the patent will lapse and the technology will become free for any third party to use in any country in which the Company does not have any other relevant intellectual property rights.

If the Company’s suppliers own any intellectual property which the Company has contributed to, and/or the Company is not able to register or otherwise protect, or the Company does not otherwise own the rights to, any intellectual property it has created or contributed to relating to the supplier’s goods or services, and the Company does not have exclusive supply arrangements in place with the relevant supplier, subject to any applicable confidentiality obligations, the supplier may be free to supply the relevant goods or services (possibly including in such circumstances any improvements created or contributed to by the Company) to the Company’s competitors.

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

The Company may be unable to establish that the third party’s product or process infringes the Company’s rights (such as where the competitor has adopted the Company’s technology but modified it to a sufficient extent to avoid infringement) and/or where a third party is able to successfully establish that the Company is not entitled to enforce its intellectual property, either because the Company does not own, or otherwise have the right to enforce the intellectual property, or because the asserted rights are invalid. Additionally, even if the Company is able to establish that its intellectual property rights have been infringed, it may not be awarded all of the remedies that it seeks.

Third parties have and may in the future also independently challenge the Company’s intellectual property. For example, a third party has and may in the future oppose or apply to revoke/cancel a Company patent application or granted patent. The Company defends or may defend its intellectual property rights if and when challenged.

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

For example, the Company’s OEM customer contracts contain intellectual property provisions which are largely in favor of the respective OEM customers and which vary between different OEM customer contracts. Generally, under these provisions, the OEM may own (or jointly own) or have the right to use (in some cases on an exclusive basis for a period) certain intellectual property developed by the Company in connection with the relevant contract/order, as well as the right to use other relevant intellectual property owned by the Company, including to manufacture the contracted wheels or have those wheels manufactured by a third party (which could be a Company competitor), including in certain circumstances, such as where the Company is unable to supply the contracted wheels in accordance with the relevant contract. If an OEM exercised any such rights, it may result in the disclosure of sensitive Company technology to one or more of the Company’s competitors. Additionally, in some cases, and in the absence of a separate non-disclosure agreement with the OEM, these provisions may not provide for effective confidentiality protection over all confidential information which the Company provides to the OEM. With respect to certain OEMs, the Company has procured a deviation or letter of comfort which is intended to clarify or modify the effect of certain relevant provisions. Subject to the terms of the applicable contract, if the OEM customer has an ownership interest or exclusive rights in respect of any Company-developed intellectual property, there is a risk that the customer may claim that the Company has used such intellectual property for another customer in breach of the Company’s obligations and/or thereby infringing the customer’s rights. This claim could adversely impact the Company’s relationship with the relevant customers, cause the customer’s future orders of the Company’s wheels to decline, result in confidential information of the Company being revealed to its competitors, and/or limit the Company’s ability to exploit technology it has developed other than in connection with supplying the relevant contracted wheels (or related services) to the relevant OEM customer. Any of these outcomes could have a material adverse effect on the Company’s operations and financial position and performance.

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

If the Company develops intellectual property in conjunction with other parties, the intellectual property may be jointly owned and the Company may be unable to use or exploit it as the Company sees fit, unless the Company reaches an agreement with the other joint owner(s) which gives the Company exclusive ownership of the relevant intellectual property or at least the right to use the intellectual property as the Company desires. If the Company has not secured or is unable to secure such an agreement, the Company may be restricted from using the relevant intellectual property, or alternatively securing such agreement may cost more than expected or may be on terms not favorable to the Company. Depending on the nature and importance of the intellectual property, this may have a material adverse effect on the Company’s design, development or manufacturing activities, which could in turn have a material adverse effect on the Company’s financial performance and prospects.

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

Exploitation, unauthorized access or hacking of the systems or networks on which the Company data is stored, could lead to corruption, theft, including by employees or third-party hackers, or loss of the Company’s data and proprietary information. This could cause disruption to the Company’s operations, unauthorized disclosure of confidential and proprietary information to third parties (including actual or potential competitors) and may result in regulatory action against the Company for breach of privacy and data protection laws, and may have a material adverse effect on the Company’s operations, financial position or performance. In early 2019, there was an instance of unauthorized access of the IT systems of a subsidiary of the Company prior to it becoming part of the Group in November 2023, which involved unauthorized access to one email account. When the unauthorized access was identified, the access was terminated immediately and steps were then taken to increase security. There have been no known repeat events of unauthorized access of the Company’s IT systems. There was no material impact to the operations or financial condition of the Company or its affected subsidiary as a result of this unauthorized access.

The Company’s Board participates in the development of the Company’s cyber security policies, procedures and protections and the oversight thereof is included in the Company’s risk framework, with responsibility therefor assigned to the audit and risk committee of the Company Board. The Company’s IT and cyber policies are also discussed at regular meetings of the Company’s IT steering committee.

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

One or more of the Company’s customers impose or may in the future impose IT and cybersecurity compliance obligations which do and may in the future require the Company to upgrade its cybersecurity systems and processes and/or allow the Company’s systems to be audited. Implementing these compliance requirements and facilitating audits will or may require additional resources, divert management attention and expose sensitive information to review by auditor representatives. Failure to implement these requirements or facilitate audits may result in a deterioration of the relationship with the relevant customer, result in a claim for breach of contract, cause or contribute to increased cybersecurity risks for the Company, and/or lead or contribute to a loss of sales or failure to win new programs with existing or new OEM customers.

Any confidential information held by the Company or its agents could be accessed by employees or third parties via IT security breaches, attacks, ransomware, hacking and similar actions or occurrences, potentially exposing the Company to liability.

The Company and certain agents or other service providers acting on its behalf receive and hold confidential information of third parties, such as the Company’s customers, suppliers and shareholders, pursuant to confidentiality obligations. This information is held on the Company’s servers and may be downloaded and saved on local hard drives. If there was a security breach of the Company’s IT systems and/or the Company was otherwise the victim of an IT intrusion, hack, ransomware or the like, whether by employees or third parties, there is a risk that such third-party confidential information could be accessed, downloaded or used by other parties without the consent of the relevant third party to which the Company owes confidentiality obligations. In addition, certain errors within the account management processes and/or other systems or processes of the Company’s transfer agent caused shareholders to receive access to the information of other shareholders on two separate occasions. The Company’s service providers may experience future breaches of their IT systems or unauthorized release of information held thereby for the benefit of the Company or its customers, suppliers and shareholders. Incidents or events like the foregoing could expose the Company to liability to any such third party if the third party made a claim for breach of contract or negligence, or contravention of privacy or data protection laws, for example, against the Company, the Company may be required to incur legal costs with respect to any such claim, and the dispute may divert the attention of key personnel. If the relevant information was confidential to a Company customer, any dispute in relation to the matter could have an adverse effect on the Company’s relationship with the customer that may lead to reduced wheel sales to the customer and thereby adversely affect the Company’s profitability and performance. Similarly, if the information was confidential to a key supplier, any dispute could adversely affect the Company’s relationship with the key supplier, which could have an adverse impact on the Company’s operations if the Company is unable to procure the relevant goods or services from the supplier (or an alternative supplier) on acceptable terms or at all. See “-The Company’s confidential wheel process know-how and trade secrets have been developed over many years, and any unauthorized access to use or disclosure of relevant materials and information could materially and adversely impair the Company’s prospects” and “The Company may not be able to protect, register and maintain its intellectual property rights” for more information.

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

As of April 24, 2025, the Company has eleven active awarded programs with five OEMs, of which seven programs are currently in production with three of those OEMs and a further four awarded customer programs are in development. Therefore, the number of customers that the Company currently has awarded programs with, is currently relatively concentrated, and the number of programs which the Company has in production at any single point in time is relatively concentrated. In addition, the wheel programs the Company has been awarded are relatively concentrated in terms of vehicle type (being limited to premium and high-performance vehicles and premium performance SUVs and pickups across internal combustion engine and electric vehicle drivetrains).

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

Finally, the recent departure of the long-standing CEO may impact relationships with one or more customers which may impact the ability to win new programs or otherwise result in a disruption to or deterioration of relationship with one or more customer or potential customer.

The Company’s OEM customer relationships may deteriorate due to financial stress from general business conditions. In response to the Company seeking improved trading conditions, including non-standard terms, changes to terms already agreed, or advanced payment from OEM customers, this may cause such customers to designate the Company a “distressed supplier,” which may have short and long term impact on continued business with the OEMs, the terms upon which the OEMs are willing to continue engaging the Company, and the OEMs’ motivation to encourage competitors to the Company.

The Company’s relationship with its OEM customers is governed by contract which is generally based on the standard contracts of the customer. In order to assist the Company’s cash and/or profitability position, the Company has requested and may request in future price increases, and/or non-standard contractual terms or changes of already agreed contractual terms, shorter payment terms or advance payments. As a result of such requests, the Company’s OEM customers may qualify the Company as a “distressed supplier,” that is, a supplier facing financial or operational difficulties. The Company has had and continues to have negotiations with customers arising from certain price increases and other “non-standard” terms that it has proposed. This may result in a deterioration of the business relationship and may create the risk that those OEM customers reduce their demand for the Company’s products, which would cause the Company’s revenue, profitability and/or market share to decline. If any of the Company’s customers agree to requested variations or new trading terms, the varied or new terms may only apply for a limited period of time.

The Company’s estimates of the size of the addressable market may be incorrect.

The addressable carbon fiber wheel market and demand for carbon fiber automotive wheels may be smaller than the Company anticipates. This may occur if the benefits of carbon fiber wheels are not perceived or well received in the industry, if the cost of carbon fiber wheels remains too high, if alternative products are brought to market, if market and industry trends cause a decline in demand for lightweight, high-performance carbon fiber wheels. The addressable market and demand for carbon fiber automotive wheels may also be lower than anticipated due to changes in government policy, such as the introduction of new or increased tariffs which apply to the importation of the Company’s wheels into the US or other countries and/or any delay or reduction in the uptake of electric vehicles associated with the removal or modification of government incentives or other forms of support for or relating to electric vehicles, including in the US.

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

The Company may forego business or lose certain customer relationships as a result of not having the production capacity to meet customer demand, or not having the funds to expand production capacity to meet customer demand, the Company may be liable to its customers if it cannot meet minimum capacity obligations.

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

The Company’s forecasts are based upon certain assumptions, including assumptions with respect to the ability to win new customer programs and the timing, size and profitability of such programs, the timing of commencement of production of awarded programs, the timing and quantity of orders under awarded programs, and recognition of revenue, which assumptions may not be realized.

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

Additionally, the Company forecasts that it will win new customer program awards with customers and potential new customers. Discussions with OEMs for future programs (beyond the four existing awarded programs that are not yet in production) are not yet at, or may be part way through, the RFQ stage. Failure to convert this pipeline of potential programs into additional contracts, delay in timing of new programs, or award of programs at lower quantities or lower margins than expected, or any other failure to sell the volume of wheels, at the targeted price and margin that the Company anticipates, will result in the Company failing to meet its mid-to-long term growth targets, which will adversely impact the Company’s performance and prospects.

The Company may fail to meet forecasts.

The forward-looking statements, opinions and estimates provided in this document, including the 12.5 Month Cash Flow Projections included in Item 5. Operating and Financial Review and Prospects of this Report, rely on various estimates, contingencies and assumptions. Various factors, both known and unknown, may impact the Company’s performance and may cause actual results to vary significantly from expected results. Accordingly, our future financial condition and results of operations may differ materially from our projections. Our failure to achieve our projected results could harm the trading price of the Company’s securities and its financial position. The Company does not have or assume any duty to update the 12,5 Month Cash Flow Projections included in Item 5. Operating and Financial Review and Prospects of this Report.

Having been selling wheels to OEMs since 2015 on a small number of programs to date, the Company has a relatively limited operating history and has not yet reached cash flow breakeven from operations or become profitable, and, as such, its operating history does not provide a meaningful basis for investors to evaluate the business or its financial performance and future prospects. Accordingly, investors should consider the Company’s business and prospects in light of the risks, uncertainties, expenses and challenges that an early-stage business may face. The Company intends to further industrialize its operations and achieve scale in its wheel sales to achieve a material reduction in its unit costs of production. As such, the Company’s ability to achieve its anticipated growth is dependent to a significant degree on the successful implementation of its industrialization plans and growth strategy, including designing, developing, constructing, establishing and commissioning future manufacturing facilities in one or more low-cost jurisdictions. There is a risk that these plans may not be successful, or may take longer or cost more than anticipated, or not receive the required funding.

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

The Company expects to reduce materials costs by reusing and reducing cut carbon fiber waste, negotiating planned improved prices with certain suppliers as a result of volume increases, substituting certain materials with lower cost materials, sourcing certain materials from lower cost providers, shifting its strategy from being a spot buyer to a long term contracted buyer for certain key materials, and consolidating consumables purchases from many suppliers to a smaller number of suppliers, and implementing production processes and designs which utilize less material and production consumables. The Company expects to reduce labor costs by creating a fixed labor operating leverage that drives efficiency as volumes scale, processes via robotics and conveyor systems of the Mega-line to replace human labor, and creating further labor efficiencies through planned cycle times and lean process improvements.

However, there is a risk that these measures cannot be applied or realized or that these measures do not result in the expected savings. For example, the Company may not find suitable uses for cut fiber waste or the price reduction does not eventuate or cannot be negotiated with the suppliers as expected, or the automation process does not progress or show the results as expected.

The Company is exposed to changes in prices of key inputs which are sourced from Europe, Asia, North America, and Australia including raw materials, energy and labor costs, including those related to inflation, international conflicts (such as the Ukraine-Russia or Israel-Hamas and Israel-Hezbollah conflicts), and supply chain disruptions related to pandemics, strikes or work stoppages.

Any increase in the cost of freight, labor, carbon fiber, resins, energy costs or other key manufacturing inputs will increase the costs incurred by the Company in production of its wheels which could reduce the Company’s future profitability, delay the Company from becoming profitable or it may otherwise have a material adverse effect on the Company’s financial performance and position.

The Company is subject to fluctuations in financial markets and exchange rates.

The financial information in the Company’s financial statements is presented in Australian Dollars, and the Company incurs the majority of its costs in Australian Dollars. However, a substantial amount of the Company’s revenues from wheel sales are generated in currencies other than Australian Dollars and a number of suppliers are paid in currency other than Australian Dollars.

Although we may enter into certain hedging arrangements with respect to fluctuations in currency exchange rates and these foreign exchange exposures will also be reduced by the natural hedging that arises from the purchase of raw materials and manufacturing equipment also denominated in foreign currencies, the Company is subject to adverse exchange rate movements, particularly, adverse movements in the USD:AUD exchange rate and the EUR:AUD exchange rate. This risk is expected to become more significant in the future (as foreign denominated revenue is anticipated to grow as the vast majority of our planned growth in the near term is expected to come from customers that are located in the U.S. and such foreign denominated revenue is expected to increase in parallel to our overall revenue growth). Furthermore, a significant proportion of the Company’s liabilities are denominated in foreign currency.

The Company may not have the ability to enter into foreign exchange hedging contracts with financial institutions or may not be able to enter into these contracts on favorable terms. As such, adverse movements in exchange rates mentioned above, may result in an increase in cost or materials and/or a reduction in revenue, which may materially impact the Company’s financial condition and liquidity position.

The introduction of tariffs may negatively impact the Company.

The Company exports all of its products overseas, and the recent increases in tariffs by the United States federal administration (including a 10% tariff on goods imported to the United States from Australia, and a 25% tariff covering certain automotive parts (which is understood to take precedence over the 10% tariff on Australian-originated goods)) could impact the Company’s ability to sell its products, the price it receives for them, or its margins, and this could adversely impact its profitability, financial performance and position.  The increase in tariffs also results in an increase in the cost of shipping certain components directly from China to the United States, which the Company may not be able to pass on to its United States based customers.

The increase in tariffs may also impact consumer demand for new automotive vehicles generally as a result of increased costs, or the vehicle programs on which the Company’s wheels are sold, regardless of the price of the Company’s wheels. The increase in tariffs and the uncertainties associated with them may cause disruption to the US automotive industry, which may involve disruption to supply chains and delays to new vehicle launches. For example, the Company has experienced delays and other obstacles in the delivery of its carbon fiber wheels as a result of increased customs regulation and vigorous enforcement of technical requirements and may encounter additional difficulties in the future. Such outcomes may adversely impact the Company’s profitability, financial performance and position.

Historically, tariffs have led to increased trade and political tensions, between not only the United States. and China, but also between the United States and other countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on goods from the United States. Any additional or retaliatory tariffs, as well as any tariffs that apply to the automotive industry which may also result in a reduction in consumer demand due to higher prices being charged to consumers by OEMs, and/or reduced appetite from OEM customers for the Company’s wheels due to lower margins, and/or further disruption to the United States automotive industry, all of which could negatively impact the Company.

Changes in government incentives or other forms of support for or relating to electric vehicles may negatively impact the Company.

Following the change in the federal administration of the United States in January 2025 there is a risk that the United States may remove or modify government incentives or other forms of support for or relating to electric vehicles. Such a change may result in higher prices for electric vehicles, lower consumer demand for electric vehicles, delays in commencement of existing wheel programs for electric vehicles that the Company expects to commence, and/or a reduction in OEM demand for future vehicle programs utilizing carbon fiber wheels. Such changes would be expected to be most relevant in the United States, which is a key market for the Company’s products, and would adversely impact the Company’s financial impact and prospects.

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

For example, it has been suggested that the European Union may ban the use of carbon fiber in motor vehicles, and while such proposal has been withdrawn, there is a risk that the European Union or other government may consider such a ban in future. Such a ban would have an adverse impact on the Company’s profitability, financial performance and position, and prospects.

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

Operating internationally, including by conducting manufacturing in locations with lower labor costs, and continuing to expand our business in new geographies is important to our continued success and growth. As a result of our international operations and sales efforts, we face numerous challenges and risks that could harm our international operations, delay new product releases, increase our operating costs, and hinder our ability to grow and detect underlying trends in our operations and business, and consequently adversely impact our business, financial condition, and results of operations. Such risks include, but are not limited to, the following:

•	geopolitical and economic instability in and impacting the localities where we have foreign operations;

•	rising inflation impacting the stability of our workforce and foreign operations;

•	military conflicts impacting the localities where we have foreign operations;

•	limited protection for, and vulnerability to unauthorized access to, reproduction, dissemination or theft of, our intellectual property rights, including our trade secrets;

•	compliance with local laws and regulations, and unanticipated changes in local laws and regulations, including laws limiting the use of carbon fiber, environmental laws, and tax laws and regulations;

•	trade and foreign exchange restrictions and higher tariffs;

•	the complexity of managing international trade sanctions and export restrictions from the jurisdictions in which we have foreign operations;

•	fluctuations in foreign currency exchange rates which may increase our expenses for employee compensation and other operating expenses that are paid in currencies other than Australian dollars;

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

•	difficulties in staffing international operations;

•	changes in immigration policies which may impact our ability to hire personnel;

•	differing employment practices, laws, and labor relations; and

•	regional health issues and the impact of public health epidemics and pandemics on employees and the global economy.

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

Not being able to pass through costs to the Company’s customers may also lead to the Company needing to raise more funding which, as shown under the risk factors above titled “—Working capital financing may not be available, or may cost more, to fund the expected growth in working capital requirements of the Company’s business”, and “—The Company is not yet profitable or cash flow positive. The Company will need to raise additional capital to continue operating, and it may not be able to do so”, may not be available or not available on acceptable terms which also may have a material adverse effect on the continued development or growth and may impact the Company’s financial performance and prospects.

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

If the Company is not able to obtain sufficient short-term financing to pay its expenses or if the Company does not otherwise reach profitability, it will not be able to realize the benefit of accumulated tax losses. As of June 30, 2024, Carbon Revolution had income tax loss credits of A$66.8 million and R&D tax credits of A$34.9 million (as of June 30, 2023 Carbon Revolution PL had income tax loss credits of A$51.8 million and R&D tax credits of A$27.9 million, and as of June 30, 2022 Carbon Revolution PL had income tax loss credits of A$38.7 million and R&D tax credits of A$23.0 million) for which no deferred tax asset is recognized on the statement of financial position as they are currently not considered probable of realization. Other existing or future tax legislation may adversely impact the Company’s ability to realize the benefit of accumulated tax losses.

The Company may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If the Company is, or the Company or any of its predecessors has been, during any taxable year in which a U.S. Holder holds or has held an interest in the Company (or any such predecessor), treated as a passive foreign investment company (“PFIC”) for any such taxable year, or portion thereof, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. See “Item 10. Additional Information—Taxation— Material U.S. Federal Tax Considerations—Consequences to U.S. Holders—Tax Consequences of Ownership and Disposition of Ordinary Shares and Public Warrants—Passive Foreign Investment Company Rules” for a more detailed discussion with respect to the Company’s PFIC status. Prospective U.S. Holders of Ordinary Shares or Public Warrants are urged to consult their tax advisors regarding the possible application of the PFIC rules to them.

The Company has received government grant payments that may be subject to clawback, and expects to receive a future government grant payment which may not materialize.

The Company is a recipient of grant funding under various grants that include obligations to repay grant funding received in certain circumstances, including where the Company is in breach of certain obligations under the relevant agreements, such as, where applicable, by giving up ownership of assets purchased with grant funds without consent, using the grant funding for unauthorized expenditure, or failing to comply with budget, timeline, reporting or other requirements. If the Company was required to repay any such funding, it may have a negative impact on the Company’s available funds, and may require the Company to delay or cancel planned investments for increasing its production capacity, which could have a material and adverse impact on the Company’s cash flow and financial condition. Such circumstances may also constitute a default under the New Debt Program and/or the OIC Financing.

The Subsidiaries of the Company, which became part of the Group in November 2023, (the “Subsidiaries”) have received all A$10 million in grant payments under a Victorian Government Grant of A$10 million. The final installment of A$2 million was received in December 2022 in advance of the Company achieving certain milestones relating to capital expenditures and people employed in FY23, FY24 and FY25. There is a risk that the Company does not achieve the people employed milestone at the end of FY25.

In December 2022, a payment of A$9 million was received from the Australian Federal Government for the Manufacturing Integration Stream Grant (“MMI grant”) for a project entitled “A sustainable and efficient wheel supply to the global electric vehicle market”, a key part of which is supporting the Company to scale up its production capacity. A further A$2.5 million payment under this grant was paid in November 2024 and a further A$0.5 million is expected to be paid after March 31, 2025. There is a risk that following the provision of its final report, it is determined that the Company does not achieve the final project milestones as at March 31, 2025.

Under the relevant grant agreements, the government has a right to require all or part of a grant to be repaid in certain circumstances (which in some cases vary between the different agreements), including where the Company does not achieve a project milestone or otherwise defaults under the agreement (and, if applicable under the relevant agreement, where a remediable breach is not remedied), where the government terminates the agreement for cause (such as where the Company breaches the agreement, or provides misleading information, becomes bankrupt or insolvent, enters into a scheme of arrangement with creditors, or comes under any form of external administration), where the grant agreement is canceled or reduced in scope due to a change in government policy, or where the Company undergoes a change in control which the government reasonably believes will negatively affect the Company’s ability to comply with the agreement.

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

The Subsidiaries have in the past received claims, allegations or suggestions from customers or suppliers that they have or may have been in breach of a contractual or other obligation or otherwise owe such third parties money. Some of such issues remain unresolved and may result in contractual disputes, litigation or the Company or Subsidiaries agreeing to settlement terms involving the Company or Subsidiaries paying a settlement sum to one or more such third parties and may also result in a deterioration of the relationship with any such third party which may have a material adverse impact on the Company’s financial performance and condition.

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

The Company and Carbon Revolution PL, a subsidiary of the Company, have identified material weaknesses in their internal control over financial reporting. If the Company and Carbon Revolution PL are unable to remediate these material weaknesses in their financial statements, or if the Company identifies material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of the Company’s consolidated financial statements or cause the Company to fail to meet its periodic reporting obligations.

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

Carbon Revolution PL is a wholly owned subsidiary of the Company and the Company is required to consolidate the financial statements of Carbon Revolution PL and its subsidiaries with those of the Company. In connection with the preparation and audit of the Company’s financial statements as of June 30, 2024 and for the year ended June 30, 2024, and for Carbon Revolution PL’s financial statements as of June 30, 2023 and June 30, 2022 and for the years ended June 30, 2023 and June 30, 2022, material weaknesses were identified in internal control over financial reporting. Efforts to remediate such weaknesses remain ongoing as of the date of the Report. The audit of Carbon Revolution PL’s 2022 and 2021 financial statements resulted in restatements of the financial statements, including an adjustment to intangible assets, the reclassification of a supplier finance arrangement from trade payables to borrowings, and a reclassification of contract assets and liabilities. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected.

The material weaknesses referenced above that were identified in each of the Company’s and Carbon Revolution PL’s financial statements are described below:

•
Lack of appropriately designed, implemented and documented procedures and controls at both entity- and process-level to allow for either the Company or Carbon Revolution PL to achieve complete, accurate and timely financial reporting. This is pervasive across the entity-level and each of the key business processes, including controls over the preparation and review of account reconciliations and journal entries, and controls over information technology to ensure access to financial data is adequately restricted to appropriate personnel.

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

The Company and Carbon Revolution PL is in the process of preparing a plan to remediate these material weaknesses that were identified in the conduct of the Company’s and Carbon Revolution PL’s audit. These remediation measures are ongoing and may include hiring additional accounting and financial reporting personnel and implementing additional policies, procedures and controls.

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

The Company must also comply with all applicable economic sanctions, laws and regulations of the United States and other countries, such as laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, which restrict dealings with specified countries, regions, governments, individuals, and entities.

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

The Company may face legal, reputational, and financial risk if it fails to comply with laws, regulations, requirements, or expectations relating to privacy or data protection including in relation to the protection or transfer of information or data about or relating to individuals. Any such failure could result in complaints or similar processes, regulatory investigations or inquiries, other regulatory actions, contractual breaches, litigation, adverse administrative determinations or court orders or rulings including fines, loss of customers or adversely affected customer relationships, and negative publicity and associated reputational damage. All of the foregoing could adversely affect the Company’s business and prospects.

Risks Related to Irish Law

The Company is incorporated in Ireland; Irish law differs from the laws in effect in the United States and accordingly the rights afforded to shareholders under Irish law may be different to those afforded to shareholders under United States law.

The Company is an Irish incorporated public limited company. There is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. The U.S. and Ireland do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters and, accordingly, common law rules apply in determining whether a judgment obtained in a U.S. court is enforceable in Ireland. Although there are processes under Irish law for enforcing a judgment of a U.S. court, including seeking summary judgment in a new action in Ireland, those processes are subject to certain established principles and conditions, and there can be no assurance that an Irish court would enforce a judgment of a U.S. court in this way, and thereby impose civil liability on us or our directors or officers.

As an Irish company, the Company is governed by the Irish Companies Act 2014 (the “ICA”), which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the U.S.

As an Irish public limited company, certain decisions to change the capital structure of the Company will require the approval of the Company shareholders, which may limit the Company’s flexibility with respect to managing its capital structure.

The Company is an Irish incorporated public limited company. As an Irish incorporated public limited company, certain capital structure decisions regarding the Company will require the approval of the Company’s shareholders, which may limit our flexibility to manage our capital structure. Under Irish law, the directors of a company may only allot and issue “relevant securities” (comprising, subject to certain exceptions, new shares and rights to subscribe for, or convert any security into, new shares) once generally or specifically authorized to do so by its constitution or by a resolution approved by a simple majority of the votes cast at a general meeting of its shareholders at which a quorum is present, referred to under Irish law as an “ordinary resolution.” A general authorization may be granted in respect of up to the entirety of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution. The Company Amended and Restated Memorandum and Articles of Association authorize the Company Board to allot and issue new shares and rights to subscribe for, or convert any security into, new shares in the capital of the Company up to the maximum of the Company’s authorized but unissued share capital for a period of five years from the date of adoption. This authorization will need to be renewed by ordinary resolution upon its expiration and at periodic intervals thereafter. While an allotment authority may be given for up to five years at each renewal, governance considerations may result in renewals for shorter periods or in respect of less than the maximum permitted number of relevant securities being sought or approved. Any increase in the Company’s authorized share capital also requires approval by an ordinary resolution.

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

The Company Amended and Restated Memorandum and Articles of Association provide that the Company Board has three classes of directors with the directors of each class serving staggered three-year terms. In addition, from January 2, 2024 and for so long as any Class A Preferred Shares remain outstanding, the Class A Preferred Majority is entitled from time to time to appoint two Class A Preferred Directors and to remove and/or replace such Class A Preferred Directors. The Company’s staggered board of directors and the rights of the Class A Preferred Majority may limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transactions, which could have the effect of depriving the holders of the Ordinary Shares and the Public Warrants of the opportunity to sell their Ordinary Shares at a premium over the prevailing market price. Additionally, the Company’s staggered board of directors and the rights of the Class A Preferred Majority may discourage proxy contests for the election of directors and purchases of substantial blocks of Ordinary Shares by making it more difficult for a potential acquirer to gain control of or influence with the Company Board.

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

Under Irish law, the Company may only pay dividends and make other distributions (and, generally, make share repurchases and redemptions) out of “distributable profits” shown on its unconsolidated financial statements prepared in accordance with the ICA and filed with the Irish Companies Registration Office. Distributable profits are the accumulated realized profits of the Company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital, and include reserves created by way of a reduction of capital. In addition, no dividend may be paid or other distribution, share repurchase or redemption made by the Company unless the net assets of the Company are equal to, or exceed, the aggregate of the Company’s called up share capital plus its undistributable reserves and the dividend or other distribution, share repurchase or redemption does not reduce the Company’s net assets below such aggregate. Undistributable reserves include the undenominated capital, the capital redemption reserve fund, and the amount by which the Company accumulated unrealized profits that have not previously been utilized by any capitalization exceed the Company’s accumulated unrealized losses that have not previously been written off in a reduction or reorganization of capital. Following the Initial Closing, the Company implemented a share capital reduction intended to create a level of distributable profits which are available to cover, in part, the amount of any cash dividend or redemption amount payable to the holders of the Preferred Shares. The funds included in the Company’s reserves will be permitted to be used for paying dividends and redeeming the Preferred Shares, which may reduce the Company’s funds available to fund operations and the Company’s growth without any amounts expended in such dividends or redemptions being paid to holders of Ordinary Shares.

In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax.

The Company currently does not expect to pay any cash dividends on the Ordinary Shares. If the Company were to declare and pay dividends, in certain limited circumstances, dividend withholding tax (currently at a rate of 25%) may arise in respect of dividends paid on the Ordinary Shares or on the preferred shares issued by the Company. A number of exemptions from dividend withholding tax exist such that shareholders resident in the U.S. and other exempt countries may be entitled to exemptions from dividend withholding tax.

The Irish Revenue Commissioners have confirmed that shareholders resident in the U.S. that hold Ordinary Shares through the Depository Trust Company (“DTC”) will not be subject to dividend withholding tax, provided the addresses of the beneficial owners of such Ordinary Shares in the records of the brokers holding such Ordinary Shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by the Company). However, other holders of Ordinary Shares or holders of preferred shares may be subject to dividend withholding tax, which could adversely affect the price of their Ordinary Shares or preferred shares (as relevant).

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

The Ordinary Shares, preferred shares, or warrants issued by the Company received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of the Ordinary Shares or the warrants issued by the Company irrespective of the place of residence, ordinary residence or domicile of the parties. This is because the Ordinary Shares, preferred shares or warrants issued by the Company will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents.

It is recommended that each shareholder consult his or her own tax advisor as to the tax consequences of holding Ordinary Shares, preferred shares or warrants issued by the Company in, and receiving distributions from, the Company.

Certain transfers of Ordinary Shares, preferred shares and warrants issued by the Company may be subject to Irish stamp duty.

A transfer of Ordinary Shares, preferred shares or warrants issued by the Company, other than one effected by means of the transfer of book-entry interests in DTC, may be subject to Irish stamp duty.

The Irish Revenue Commissioners have confirmed that transfers of Ordinary Shares or Public Warrants effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty.

However, if you hold your Ordinary Shares or Public Warrants or other shares or warrants issued by the Company directly rather than beneficially through DTC, any transfer of such securities could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the securities acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your securities.

Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because the Company is formed under Irish law.

The Company is a company formed under the laws of Ireland, and all or majority of the Company’s assets are and are likely in the future to be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights against the Company, to effect service of process upon the Company’s directors or officers or to enforce judgements of United States courts predicated upon civil liabilities and criminal penalties on the Company’s directors under United States laws.

The Company’s corporate affairs are governed by the Company Amended and Restated Memorandum and Articles of Association, the ICA and the common law of Ireland. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of the Company’s directors under Irish law are governed by the ICA and the common law of Ireland. The rights of the Company shareholders and the fiduciary responsibilities of the Company’s directors under Irish law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Ireland has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

Risks Related to Ownership of Our Securities

The market price of securities may be volatile and may fluctuate due to factors beyond our control.

The market price of shares of our securities could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, and others beyond our control, including:

•	our inability to raise additional capital and the terms on which we raise it;
•	our inability to enter into new contracts with customers;
•	the timing of our entry into contracts with customers and the size and profitability of such contracts;
•	our competitors’ products;
•	manufacturing or other issues with respect to our products;
•	our inability to adequately protect our proprietary rights, including patents, trademarks and trade secrets;
•	regulatory developments, including actions with respect to our products or our competitors’ products;
•	actual or anticipated fluctuations in our financial condition and operating results;
•	publication of research reports by securities analysts about us or our competitors or our industry;
•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•	additions and departures of key personnel;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	sales of our securities by us, our insiders or our other shareholders;
•	speculation in the press or investment community;
•	announcement or expectation of additional financing efforts;
•	changes in market conditions for the stock of companies in our industry; and
•	changes in general market and economic conditions.

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

The Public Warrants and Founder Warrants may never be in the money and may expire worthless.

The exercise price for our Public Warrants and Founder Warrants is $11.50 for one-tenth of an Ordinary Share. Our Public Warrants and Founder Warrants may never be in the money prior to their expiration, and as such, the warrants may expire worthless.

Warrant holders will have no rights as ordinary shareholders until they acquire our Ordinary Shares.

Until warrant holders acquire our Ordinary Shares upon exercise of such warrants, they will have no rights with respect to our Ordinary Shares issuable upon exercise of such warrants, including the right to vote or respond to tender offers. Upon exercise of the warrants, holders will be entitled to exercise the rights of an ordinary shareholder only as to matters for which the record date occurs after the exercise date.

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

The trading market for our securities depends, in part, on the research and reports that securities or industry analyst or analysts may publish about us or our business. If one or more of the analysts who may in future cover us downgrade our securities or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our securities would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our securities to decline.

The issuance of Ordinary Shares in connection with the exercise of our outstanding warrants will dilute the ownership interest of the holders of our Ordinary Shares and may materially affect the trading price of our Ordinary Shares.

As of May 14, 2025, we had outstanding 7,102,890 Public Warrants and 5,107,842 Founder Warrants, each exercisable for one-tenth of one Ordinary Shares at an exercise price of $11.50 for one-tenth of an Ordinary Share. We also have certain OIC Warrants outstanding that are exercisable for $0.01 per Ordinary Share (adjusted from time to time in accordance with the terms of the OIC Warrants).  See Item 10 Additional Information—Memorandum and Articles of Association—Warrants—OIC Warrants for more information. To the extent that warrant holders elect to exercise their warrants, substantial amounts of our Ordinary Shares may be issued in the future. We cannot quantify the number of Ordinary Shares that will be issued in connection with the exercise, if any. However, the issuance of Ordinary Shares pursuant to such exercise could result in substantial dilution of the ownership interests of holders of our Ordinary Shares and could materially affect the trading price of our Ordinary Shares.

We have never paid dividends and do not expect to pay any dividends in the foreseeable future.

We have not paid any cash dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend to reinvest any earnings in our business and do not anticipate declaring or paying any cash dividends until we have an established revenue stream to support continuing dividends. Certain agreements to which we are a party, including the New Debt Program and the OIC Financing restrict our ability to pay dividends. Further, since we are a holding company, our ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us. Accordingly, investors in our securities cannot rely on dividend income, and any returns on an investment in our securities will likely depend entirely upon any future appreciation in the price of such securities.

We are a foreign private issuer, and, as a result, we are not subject to certain rules and obligations that are applicable to a U.S. domestic public company and are not subject to certain Nasdaq corporate governance listing standards that are applicable to a Nasdaq-listed U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities, and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers are required to file their annual report on Form 10-K in less time. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

Furthermore, we have elected to comply with our home country requirements in lieu of Nasdaq shareholder approval requirements relating to issuance of our Ordinary Shares and, in the future, may elect to rely upon other exemptions from other Nasdaq governance requirements. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our Ordinary Shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. As of the date of this Annual Report, a majority of our directors are United States citizens or residents. Accordingly, unless a majority of our Ordinary Shares are either directly or indirectly owned of record by non-residents of the United States as of December 31, 2025, we expect to cease qualifying as a foreign private issuer for the fiscal year ending June 30, 2026 and for all periods thereafter. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also no longer have the ability to elect in the future to rely upon any home country exceptions from Nasdaq requirements applicable to foreign private issuers. In particular, our inability to rely upon the home country exception for foreign private issuers from the requirement to obtain shareholder approval to issue more than 19.99% of the number of our Ordinary Shares then outstanding at a discount to the market price other than in a public offering in the future could severely limit our ability to raise capital and result in the imposition by investors of stringent restrictions on our operations or financing activities or expensive penalties until we obtain such shareholder approval. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it may be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of the Company Board.

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

The legal name of the Company is Carbon Revolution Public Limited Company (formerly known as Poppetell Limited).  The Company was incorporated in Ireland as a public limited company on July 5, 2017 under the name ‘‘Poppetell Limited’’ and changed its name on December 6, 2022 to ‘‘Carbon Revolution Limited’’ for the purpose of effecting the Business Combination. The Company was re-registered as a public limited company on May 29, 2023, upon which its name changed to ‘‘Carbon Revolution Public Limited Company’’.  The Company’s registered office is 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland, +353-1-920-1000.

On November 3, 2023, the Company consummated the business combination pursuant to the terms of the BCA, dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of the Company, with shareholders of Twin Ridge receiving Ordinary Shares, in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by assumption by the Company of the obligations under such warrants, including to become exercisable in respect of Ordinary Shares instead of Twin Ridge ordinary shares. Prior to the Business Combination, we did not conduct any material activities other than those incident to our formation and certain matters related to the Business Combination, such as the making of certain required securities law filings and the establishment of subsidiaries to effect the Business Combination. Upon the closing of the Business Combination, Carbon Revolution PL became the direct, wholly owned subsidiary of the Company.  The Company holds all material assets and conducts all business activities and operations through Carbon Revolution PL and its subsidiaries. In addition, Twin Ridge, Carbon Revolution PL and the Company implemented a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, dated as of November 30, 2022, as amended or supplemented from time to time, which resulted in all shares of Carbon Revolution PL being canceled in return for consideration, with Carbon Revolution PL issuing one share to the Company (resulting in Carbon Revolution PL becoming a wholly-owned subsidiary of the Company) and the Company issuing Ordinary Shares to the shareholders of Carbon Revolution PL. In addition, the Company undertook a capital reduction under Irish law immediately after the issuance of ordinary shares to consummate the Transaction and issuance of preference shares to Orion Infrastructure Capital (“OIC”). The capital reduction was undertaken for no consideration to shareholders.

The Company is currently driving the industrialization of its production processes. and has completed the initial phase of a new Mega-line.  The initial phase of the Mega-line project plus associated investments across the facility, constitute a staged expansion program to support expected future production requirements for awarded programs. This staged expansion program is planned to complete progressively through 2025 and early 2026 to support projected volumes for awarded programs.

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

The Company

The Company had no operations prior to entering into the Scheme Implementation Deed and BCA. The Company’s sole purpose was to become a holding company following the Business Combination. Upon the closing of the Business Combination, the Company became the direct parent of, and conducts its business through, its wholly-owned subsidiary, Carbon Revolution PL (previously Carbon Revolution Limited, an Australian public company listed on the Australian Securities Exchange), and its wholly-owned subsidiary, Carbon Revolution Operations.  Carbon Revolution PLC, while incorporated in Ireland, is an early stage technology company manufacturing advanced carbon fiber wheels for the global automotive industry.

Carbon Revolution is a manufacturer of carbon fiber wheels. Carbon Revolution’s primary focus has been the manufacture of carbon fiber wheels for automobiles, and the business model has focused on generating revenue via sales to original equipment vehicle manufacturer (“OEMs”). Established in 2007, Carbon Revolution is the first company globally to successfully develop and manufacture single-piece carbon fiber wheels to OEM quality standards, with commercial adoption with several major OEMs and across numerous vehicle platforms to date. Carbon Revolution has also generated revenue via the sale of wheels in the aftersales and aftermarket channels.

Since its first OEM program for the Ford Shelby Mustang GT350R commenced production in 2015, we have been awarded a further 17 programs with six OEMs, and progressively increased production capacity to address increasing OEM demand. We have penetrated the performance and premium end of the market with production programs to date including programs with Ford (GT and Mustang Shelby GT350R and GT500 and Mustang Dark Horse), Ferrari (including the 488 Pista/ F8 Tributo & F8 Spider, SF90 Stradale, 812 Competizione, 296 GTB and GTS), General Motors (Chevrolet Corvette Z06/Z07 and E-Ray and Corvette ZR1), and Renault (Megane RS Trophy R). Jaguar Land Rover has now launched its Range Rover Sport SV, the first SUV wheel program launch for Carbon Revolution. Recently Lamborghini launched the Temerario featuring Carbon Revolution’s carbon fiber wheels - Carbon Revolution’s first program for the major German OEM, Volkswagen Group.

The Company is currently supplying wheels to global OEMs for luxury and high-performance vehicles and SUVs across both internal combustion engine and electric vehicle (“EV”) drivetrains under contract for its OEM customers.

As of April 24, 2025, the Company has eleven active awarded programs with five global OEMs (seven of which programs are currently in production and four of which are in the development phase). In addition to this, the Company has seven programs in aftersales, making a total lifetime 18 awarded programs across 6 global OEMs. Customer launches of new programs have occurred since the end of the financial year, including the launch of the Chevrolet Corvette ZR1 in July and the Lamborghini Temerario reveal occurring in August. These launches commenced what the Company expects will be an exciting period of new customer program launches.

The Company aims to leverage its technology into adjacent industries, potentially including the motorcycle, aerospace, and transportation sectors. Refer to “Item 4. Information on the Company—B. Business Overview—Business Model and Strategic Priorities—Future Expansion Opportunities” in this Report.

Highlights for FY24 include:

•	87% revenue growth year–on-year in FY24
•	Strong operational performance with improvements across key production metrics
•	Successful completion of the initial phase of the Mega-line.

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

The Company’s products and manufacturing processes are protected by an extensive IP portfolio, including trade secrets and as of April 24, 2025, 94 granted patents, and 28 pending patents (including one pending international (PCT) patent application) across 15 patent families in key jurisdictions around the world.

Carbon Fiber

Carbon fiber is one of the strongest and lightest materials on earth. Carbon fiber composites are made when dry carbon fabric or fibers are permeated with a synthetic resin which then cures to form a rigid polymer that locks into place the fibers and allows the mechanical properties of them to be exploited. A composite structure is typically made up of many layers of carbon fiber, the strength of which is affected by their orientation and many other composite design variables. The resulting strength and stiffness of a composite part can be controlled during the design and manufacturing process of the composite fiber layup.

This also makes the design and construction of structural components highly technically challenging as there are so many variables and complexities to consider in both design and manufacturing, particularly the design and manufacturing of a safety critical part that experiences the forces and environments experienced by a wheel.

We have spent over 15 years devoted to solving these challenges and to developing and commercializing this technology.

Product Engineering

The Company’s engineering team has many years of experience with composite technology, with years of experience in automotive and aerospace design. The Company’s product engineers employ cutting-edge computer modeling tools to optimize the composite structures to very precise specifications, seeking to develop wheels that improve vehicle performance and efficiency.

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

Smart Factory

The Company’s principal operations, which include its corporate office and 10,000m2 purpose-built facility, are located in Geelong, approximately 47  miles southwest of Melbourne, Australia. This facility is IATF16949 and ISO9001/14001 certified, allowing the Company to be a tier-one supplier to the world’s leading automotive manufacturers.

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

The Company contracts with various suppliers for raw materials that are integral to its finished products. The Company sources its principal commodities such as carbon fiber, carbon fiber fabrics, resins, paints and aluminum hardware from various countries around the world, including Australia, France, the United Kingdom, Germany and the United States. The Company works closely with its various suppliers to assess availability and manage inventory. The Company is not substantially dependent on any single supplier. Although the Company has encountered inflationary and demand-related pressures on the prices of such raw materials from time to time, the fluctuations in such prices have not been more volatile than prevailing overall macroeconomic conditions.

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

Fatigue Testing

To ensure the durability of the Company’s wheels, the Company uses the most advanced wheel testing methods. It utilizes a biaxial fatigue test that simulates the dynamic environment of cornering fatigue on a vehicle by applying concurrent vertical and lateral loads to the wheel and tire assembly.

Vehicle Testing

Laboratories are able to provide a controlled environment to create repeatable tests, but real-world situations provide final validation of the ability of the Company’s wheels to perform in unpredictable conditions. In developing its technology, the Company conducts vehicle testing for potholes and curb strikes, as well as extended durability testing on tracks and roads around the world. OEM partners also conduct extensive on-vehicle validation prior to the relevant vehicle (with Company wheels) entering full production.

Benefits of Carbon Fiber Wheels for Automobiles

Consumers can now experience a one-piece carbon fiber wheel that utilizes lightweight aerospace grade technology. The Company’s wheels are up to 40% - 50% lighter than the comparable aluminum wheels resulting in significant improvements to unsprung mass and range benefits to electric vehicles. The unsprung mass is the portion of the vehicle’s mass that is not supported by the suspension springs, but is connected directly to the road. This includes 100% of the tire, wheel, hubs, bearings, brake rotors and calipers, and knuckle. Since the suspension system bridges between unsprung and sprung mass, only 50% of the suspension is usually considered unsprung. This step change reduction in rotating unsprung mass delivers a number of important performance and efficiency enhancements and other benefits.

Increased Performance & Efficiency

Reducing mass from the vehicle’s wheels reduces its unsprung mass.

Furthermore, reducing wheel mass reduces rotational mass. A lighter wheel is easier to move and easier to stop when moving. This reduction in wheel mass vastly improves a vehicle’s efficiency, increasing performance and reducing energy consumption.

Range And Fuel Economy

Improving wheel efficiency reduces the amount of energy required to accelerate. This reduces fuel consumption and increases range for both internal combustion engine (“ICE”) vehicles and for EVs. For an EV, this improved efficiency can deliver an up to 5%-10% increase in vehicle range if the associated weight reduction were to be reinvested in battery mass, based on current battery technology. The top end of the range assumes further benefits are derived from additional aerodynamic, road noise and structural enhancements.

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

Reducing unsprung mass allows the suspension springs and shock absorbers to more precisely control the wheel/tire motion, keeping the tire in better contact with the road, resulting in sharper steering and handling. Mechanical grip is improved as the wheel is in better contact with the road, making it easier to track around corners and put down power.

These benefits can result in better lap times and an improved driving experience.

Strength

Modern vehicles are heavy, particularly EVs, as they carry a large number of batteries. This added weight must be borne by the vehicle’s wheels. Carbon fiber reinforced polymers can be developed to be much stronger than aluminum for a given weight of material, allowing the Company to make lightweight wheels that meets OEM requirements while being significantly lighter. The Company has also completed the virtual validation of a prototype wheel design for a CH-47 Chinook helicopter.

Aerodynamics

Carbon fiber composite manufacturing processes allow the creation of high-performance thin wall structures because the raw materials typically start life in sheet or roll forms and are laid up onto hard tooling where they are required. This is a contrast to aluminum casting processes where very hot liquid aluminum is poured into a mold to fill a cavity, as the metal cools it solidifies. This process is restricted by requiring all areas of the casting to have a minimum thickness requirement to ensure the metal does not cool too fast and solidify before the cavity is full. While aerodynamic designs may be possible with metal wheels, the added weight of the larger surface area required to create an aerodynamic form reduces the efficiency benefit. Carbon fiber allows the design of highly efficient thin aerodynamic structures in the wheel without significant weight penalty.

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

Unlike metals, carbon fiber is an anisotropic material, which means the wheel design can be tailored to maximize stiffness in a certain direction that is most critical for modal performance or to avoid certain resonant frequencies, which coincide with other frequencies in the vehicle and can be an annoyance for vehicle occupants. Road noise reduction is particularly important in EVs, where near silent powertrains make road noise more apparent to occupants. While strategies to reduce sound (such as insulation around the cabin) typically result in adding weight to a vehicle, carbon fiber wheels can reduce noise transmission, thereby providing further weight saving opportunities for EV manufacturers.

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

Business Model and Strategic Priorities

The Company primarily generates revenue through the sale of carbon fiber automotive wheels to global OEMs. The Company also generates revenue through the provision of associated engineering services and customer owned tooling related to the development of those wheel sales to global OEMs. As those services and tooling requirements are specific to each individual program, the related revenue streams are volatile. Recovery for these engineering services and tooling are agreed as part of the overall commercial agreement for each wheel program and vary from program to program. The sale of Company wheels takes place under supply contracts with OEMs. Carbon Revolution has also generated a small amount of revenue via the sale of non-OEM wheels in the aftermarket channel.

Although the OEM agreements are each on different terms (particularly when the contract is with a different OEM), typically, a vehicle program commences with the Company and the OEM agreeing an advanced wheel design (often delivered under a detailed design and engineering agreement) and a formal request for quotation process (which typically includes forecast program volume requirements by the OEM), following which the Company and the relevant OEM enter into a supply agreement (award).

The supply agreement (award) typically sets out the pathway forward, including timeline for expected program lifecycle, daily or weekly production capacity requirement of the Company, the OEM engineering and tooling contribution and wheel pricing.

The supply contracts are typical automotive industry supply agreements that are entered into prior to the commencement of production of a particular vehicle program. A wheel program typically lasts for around 3 to 7 years. For each of the vehicle programs for which the Company has a supply contract, the supply contract imposes on the Company an obligation to have capacity to produce and supply, if requested, a stated minimum number of wheels (the required daily or weekly production requirement referred to above) for the OEM over a specified period (given the OEM wishes to have contractual certainty that there will be enough wheels available for its vehicle production program). The production capacity obligation is not a commitment on the OEM to purchase any wheels. Typically, OEMs also provide blanket purchase orders and rolling forecast requirements for at least two to three months in advance of the required production with binding releases typically provided through electronic data interchange on a rolling weekly or monthly basis.

Automotive Market Trends & Growth Focus

The Company has prioritized the automotive new vehicle wheel market, where its lightweight wheels deliver substantial performance and efficiency benefits. Since the first wheel was released to the OEM market in 2015, performance benefits associated with improving wheel efficiency have become well accepted and have led to adoption in the performance and premium/luxury vehicle categories by six OEMs: Ford, Ferrari, General Motors, Jaguar Land Rover, Renault and most recently Lamborghini (part of the Volkswagen Group). All of the Company’s 18 awarded programs to date as of April 24, 2025 (including the seven currently in the production phase) were or are for vehicles in the performance or premium/luxury and SUV vehicle segments of the new vehicle automotive market.

The portfolio of contracted programs not yet in production includes four awarded programs which are in the performance or premium/luxury internal combustion engine vehicle segments and the EV SUV / pick-up segment. This demand for the Company’s technology across both the internal combustion engine and EV markets highlights the applicability of the technology to the automotive market, irrespective of drivetrain technology.

The emerging demand from global OEMs in the EV segment demonstrates not only the gains in market share which EVs are experiencing, but, we believe, also that OEMs see our wheel technology, and particularly the weight savings it offers without sacrificing any other design, performance or safety element, as enabling to range extension. Driving this demand is an increased understanding of the significant benefits of our lightweight technology which can enable OEM vehicle engineers to deliver an increase in range (without any significant investment in overall vehicle design or manufacturing plant, because the wheels are a “bolt-on” weight-saving solution), or to include other features or elements to a vehicle without reducing range due to the offset in weight provided by the Company’s wheels.

Additional benefits of carbon fiber wheels are their potential to reduce road noise inside the cabin, which is a significant challenge for EVs, coupled with aerodynamic improvements.

The Company has been awarded 5 programs since January 2023, including two North American EV SUV programs. This shift towards SUVs and pickups demonstrates the gains in market share which these vehicle segments are experiencing. It also demonstrates that the Company has started to penetrate beyond the performance and premium/luxury vehicle segments.

The increase in popularity of SUVs and pickups is also coinciding with a move by OEMs towards larger wheel sizes. We believe the weight saving opportunities afforded by carbon fiber wheels are particularly relevant as the global automotive market increasingly moves towards larger wheel sizes. The additional weight of larger steel and aluminum wheels increases the strain on vehicle suspension, challenges vehicle performance and makes it harder for manufacturers to meet performance targets for the vehicles. The weight of increasingly large steel and aluminum wheels creates additional challenges for EV manufacturers. EVs are already heavier than equivalent ICE vehicles due to the weight of batteries, and additional weight on a vehicle reduces its range. As the size of these wheels increase, it becomes increasingly challenging to incorporate them into vehicles with EV batteries, given the combined weight.

The Company is well progressed with the development of a 24-inch carbon fiber wheel, which is as strong as an aluminum wheel of the same size but weighs the same as an 18-inch cast aluminum wheel – around 40% - 50% lighter than an equivalent 24-inch aluminum wheel. At that wheel size, weight savings can be more than 100 lbs. across four wheels.

The Company’s growth focus includes achieving expected volumes on existing programs, bringing awarded programs to production, securing additional programs to fill the capacity in the Australian facility and securing higher volume OEM wheel programs with intended production at a potential new manufacturing facility (or facilities) closer to OEM customers as the Company penetrates beyond the performance and premium/luxury vehicle segments given the relevance of our weight saving benefits for EVs and larger formats such as SUVs and light trucks, and continuing to service and expand within the performance and premium/luxury vehicle segments.

Production Progress

Wheel production involves a complex series of primarily bespoke productive assets that perform discrete processes with specialized tooling to support those assets. The actual productive capacity of the plant is a function of equipment capacity, product mix and tooling investment, with different products requiring different production times arising from features such as size, styling, material requirements and other characteristics.

The Company is driving the industrialization of its production processes and has commissioned the first phase of its first Mega-line at the Australian production facility. The Company’s Mega-line represents industrialized and highly automated advanced manufacturing cells. Wheel production began off the line in early 2023 and commissioning of the first phase was completed early in the calendar year (“CY”) 2024, including commissioning of two new mold stations and an associated resin delivery unit. Production on the Mega-line of the third generation rim layup machine (ARL3) also began in mid-2023. Mega-line and associated capacity expansion equipment expenditures to date exceed A$41 million.

 The Company continues to invest to add incremental production capacity to facilitate expected volumes from awarded programs as they enter production, with this additional capacity being progressively added through 2025 to early 2026.

The Mega-line can be replicated at other production locations. In the longer term, the Company plans to secure higher volume OEM wheel programs with intended production at a potential new manufacturing facility (or facilities) closer to OEM customers with potential for higher volume and lower cost manufacturing, to enable the Company to deliver large volume programs to a broader cross-section of the market.

Future Expansion Opportunities

In addition to seeking to further penetrate the global automotive market via sales to automotive OEMs, the Company aims to leverage its technology into adjacent channels and sectors, such as the automotive aftermarket, and the motorcycle, aerospace and transportation sectors.

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

Research and Development

As an advanced manufacturing business, research and development are at the core of the Company’s business model. The Company (and prior to the Company, Carbon Revolution PL and its subsidiaries) has spent over 15 years developing proprietary technology across its advanced products, and manufacturing processes. In FY24, the Company continued to invest strongly in the research and development required to improve the product technology, bring its production processes to full industrialization and develop an increased number of customer programs. R&D expenses for the financial year ending June 30, 2024 were A$36.1 million (including impairment of intangible assets of A$18.9 million). Research and development activities are carried out by approximately 44 in-house technicians, engineers and researchers, of which 9 have PhDs as at April 24, 2025. The Company also works with leading universities, including Deakin University, and other research organizations in developing its technology.

Intellectual Property

The ability of the Company to protect its advanced lightweight carbon fiber technology is critical to the Company maintaining its competitive advantage in the automotive wheel market. The Company engages specialist service providers to help the Company protect the intellectual property it owns and develops in key jurisdictions around the world.

As of April 24, 2025, the Company holds 94 granted patents and 28 pending patents (including one pending international (PCT) patent application) across 15 patent families and key jurisdictions around the world.

Competition

The Company believes that it is well positioned in the market and it is the only company globally to have successfully developed and manufactured single piece carbon fiber automotive wheels to OEM quality standards with commercial adoption across several major OEM models. Since commencing commercial production in 2015, the Company has sold over 100,000 automotive wheels to six global OEMs across the fourteen programs which have been in commercial production to date (seven of which remain in the production phase), with a further four programs awarded and yet to enter production.

Beyond the Company, there are only a limited number of competitors currently able to manufacture a carbon fiber automotive wheel. The Company believes this is because carbon fiber wheel technology is difficult to engineer and manufacture to OEM performance and quality specifications in a repeatable way.

Current competitors with publicly disclosed automotive wheel programs include:

•
Action Composites (“Action”): Action (formerly Thyssenkrupp Carbon Components) has developed carbon fiber wheels for Porsche using a braided rim technology. These wheels are reportedly 20% lighter than Porsche’s regular aluminum wheels for the vehicle;

•
Blackstone Tek (“BST”): BST produces single piece carbon fiber wheels for the motorcycle and automotive aftermarkets. BST’s website states that BST has built wheels for niche manufacturers such as the Delage, the Ariel Atom, the Donkervoort and the Vuhl. BST has also launched aftermarket wheels for the Porsche GT2 RS and GT3 RS, and the Ford F-150 Truck;

•
Bucci Composites (“Bucci”): Bucci has developed a low volume 22-inch single piece carbon fiber wheel for the Bentley Bentayga Mulliner and a 20-inch aftermarket carbon fiber automotive wheel. Bucci recently announced the introduction of a 20-inch center lock version of its carbon fiber wheel, designed for the high-performance market;

•
Carbon ThreeSixty (“Carbon360”): Carbon360 in 2023 developed a prototype composite wheel aimed at the BEV market, offering a 30% weight reduction and up to 5% range extension. Carbon360 is also undertaking a UK Research and Innovation grant funded project to develop a carbon fiber wheel for rotorcraft. Carbon360 recently launched new aftermarket Carbon Fiber barrels in sizes from 15” through to 23”;

•	Duqueine Group (“Duqueine”): Duqueine has developed a single piece carbon fiber wheel for the Alpine A110R;

•
Dymag Group Limited (“Dymag”): Dymag sells carbon fiber motorcycle wheels and two piece (hybrid) carbon fiber wheels for the automotive aftermarket and niche vehicle manufacturers, and has recently developed a prototype 21-inch carbon fiber hybrid wheel in collaboration with Hankuk Carbon and Hyundai. Dymag’s website states that it offers a range of 18-to-23-inch carbon hybrid wheels, and is working on 24-inch and 25-inch examples, and that it is in advanced stages with multiple global OEMs regarding further lightweight wheel supply agreements. In November 2024 announced a new hybrid wheel (Magnesium Centrepiece and Carbon Fiber Rim), HALO-X Carbon Hybrid Performance Wheel, designed for the Porsche (992/992.1) 911 GT3 RS;

•	ESE Carbon (“ESE”): ESE has developed a single piece carbon fiber wheel and has a focus on the aftermarket;

•	Lacks Enterprises (“Lacks”): Lacks has developed a two-piece wheel with a carbon fiber rim and a forged aluminum face, including for the Dodge Challenger SRT Demon 170; and

•
Mubea Carbo Tech (“Carbo Tech”): Carbo Tech develops wheels made entirely of composite, or of hybrid construction, and has developed carbon fiber wheels for BMW using a carbon-fiber/aluminum hybrid wheel, with an aluminum hub and spokes and a carbon-fiber rim. The hybrid wheel option for the vehicle such wheels are made for appears to be approximately equivalent in weight to the forged aluminum wheel option that is also offered for the vehicle. In addition, Carbo Tech’s website refers to a Carbo Tech single piece carbon fiber wheel consisting or a carbon fiber composite “rim bed and rim spider”.

The Company is also aware of other competitors manufacturing carbon fiber automotive wheels; however, these appear to be at an early stage of development or focused more on the secondary market after the sale of a vehicle by an OEM to the customer or for low volume programs. The Company will also face competition if it expands its product offerings into new channels and markets.

As the Company continues to scale and industrialize its operations, and potentially expands its manufacturing operations offshore to lower cost jurisdictions in the future, it expects unit costs of production to fall further. If this occurs, it may permit Company wheels to be adopted across a broader range of vehicles outside the high performance and luxury segments. This is likely to be driven by the value proposition and trade-offs of Company wheels becoming increasingly attractive to OEM customers and end consumers.

Government Regulation

With entities incorporated in Ireland, The United States and Australia, the Company is directly subject to the legislation and regulations of those three countries, and the European Union, including legislation and regulations relating to corporations and securities, tax, employment, competition and consumer protection, safety and the environment, and sustainability disclosures.

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

Upon the closing of the Business Combination, Carbon Revolution PL became a direct, wholly-owned subsidiary of the Company.  The subsidiaries of the Company are listed below:

Name	Principal Activities	Country of Incorporation	Equity Interest held by the Company
Carbon Revolution Pty Ltd	Carbon fiber wheels	Australia	100%
Carbon Revolution Operations Pty Ltd	Carbon fiber wheels	Australia	100%
Carbon Revolution Technology Pty Ltd	N/A	Australia	100%
Carbon Revolution (USA) LLC	Carbon fiber wheels	United States	100%
Poppettell Merger Sub	Twin Ridge merged with and into this entity	Cayman Islands	100%

D.	Property, Plant and Equipment

The Company’s principal operations, which include its corporate office and manufacturing facilities, are located in Geelong, which is situated approximately 47 miles from Melbourne, Australia. The Geelong facility is a purpose-built facility constructed in 2014 by Deakin University, on whose campus the facility sits, and which the Company is progressively fitting out with its carbon fiber wheel manufacturing equipment and infrastructure. The Company leases the 10,000m2 facility under a lease until November 21, 2028, with two options to renew of five years each. The Company’s facility and related assets are subject to a lien as collateral under the terms of the New Debt Program.  The Company believes that the footprint of its current building is suitable and sufficient to meet its anticipated production needs for the foreseeable future as it progresses the build out of its capacity through 2025 and early 2026 to support expected volumes from awarded programs.

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis provides information which the Company’s management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. This discussion and analysis should also be read together with Item 4 of this Report and financial statements and notes included in Item 18 of this Report. This discussion and analysis contains forward-looking statements based upon current expectations that are subject to known and unknown risks, uncertainties and assumptions. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” under Item 3 of this Report and elsewhere in this Report. You should read the following discussion in conjunction with the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

The financial information reported herein has been derived from the financial statements which have been prepared in accordance with IFRS or the underlying accounting records of the Company and is presented in Australian dollars unless otherwise stated.

This discussion and analysis focuses on information and key statistics from the audited consolidated financial statements and considers known risks and uncertainties relating to the automotive sector. This discussion should not be considered all-inclusive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other elements may or may not occur which could affect industry conditions and/or the Company in the future.

Company Overview

Carbon Revolution Public Limited Company (“Carbon Revolution PLC” or the “Company”), while incorporated in Ireland is a primarily Australian-based technology business manufacturing advanced carbon fiber wheels. Established in 2007, Carbon Revolution is the first company globally to successfully develop and manufacture single-piece carbon fiber wheels to original equipment vehicle manufacturer (“OEM”) quality standards, with commercial adoption currently across fourteen awarded programs in the market (both in production and/or in aftersales) and a further four awarded programs in development, across six major OEM customers.

Carbon Revolution designs and manufactures technically advanced, high-performing, lightweight carbon fiber automotive wheels. These wheels deliver a weight saving of up to 40–50% compared to aluminum automotive wheels. This weight saving delivers significant performance and handling benefits along with efficiency, noise, vibration and harshness benefits, in both ICE and EV vehicles. The weight saving could deliver up to 5–10% increase in range for an electric vehicle if associated weight reduction were to be reinvested in the vehicle’s battery mass (and based on current battery technology) with the top end of range assuming further benefits derived from additional aerodynamic, NVH and structural enhancements.

Since its first OEM program for Ford in 2015, the Group has prioritized the automotive new vehicle wheel market and progressively increased production capacity to address increasing OEM demand. The Group has eighteen lifetime awarded programs and is currently supplying wheels for fourteen programs (of which seven are in the serial production phase and seven are in aftersales) to the automotive market for premium/luxury and high-performance vehicles, and sports utility vehicles (SUVs), and has in production and is developing wheels for electric vehicles under contract for its OEM customers. The portfolio of contracted programs not yet in production includes four awarded programs, of which three are in the performance or premium/luxury internal combustion engine vehicle segments, with the other one being in the electric vehicle SUV/pick-up segment.

The Company’s wheels and manufacturing processes are protected by an extensive intellectual property (“IP”) portfolio, including trade secrets and (as of April 24, 2025) around 122 patents (94 granted, 28 pending including one pending international (PCT) application) across multiple patent families and key jurisdictions around the world.

The Company’s growth focus includes bringing awarded programs to production, securing additional programs to fill, or substantially fill, the capacity in the Australian facility, and securing higher volume OEM wheel programs with intended production at a potential new manufacturing facility (or facilities) closer to OEM customers as it penetrates beyond the performance and premium/luxury vehicle segments and larger formats such as SUVs and light trucks, whilst continuing to service and expand within the performance and premium/luxury vehicle segments.

Wheel production involves a complex series of primarily bespoke productive assets that perform discrete processes with specialized tooling to support those assets. The Company is driving the industrialization of its production processes including its first Mega-line. The Mega-line, and associated capacity expansion equipment, represent an industrialized and highly automated advanced manufacturing cell. Wheel production began off the line in 2023 and the full commissioning completed early 2024.

The Company continues to invest to add incremental production capacity to facilitate expected volumes from awarded programs as they enter production, with this additional capacity being progressively added through 2025 to early 2026.

The Company believes that it is well positioned in the market. It is the only company globally to have successfully developed and manufactured single piece carbon fiber automotive wheels to OEM quality standards with commercial adoption across several major OEMs.

New Debt Program

In May 2023 Carbon Revolution PL entered into a debt program (the “New Debt Program” or “USD term loan”) arranged by PIUS Limited LLC and its affiliates (“PIUS”) under which Carbon Revolution Operations issued Series 2023-A notes in exchange for US$60 million. UMB Bank, National Association, a trust company (the “Trustee”) acts as trustee and as disbursing agent under the New Debt Program on behalf of the noteholders and Gallaher IP Solutions LLC, a Delaware limited liability company as successor to Newlight Capital LLC, a North Carolina limited liability company, an affiliate of PIUS and the servicer and collateral agent under the various loan documents (the “Servicer”).

Impact of Business Combination and Related Financing Transactions

Closing of the Business Combination

On November 3, 2023, Twin Ridge, the  Company, Carbon Revolution PL and MergerSub, consummated the business combination pursuant to the terms of the BCA, dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of the Company, with shareholders of Twin Ridge receiving Ordinary Shares, in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by assumption by the Company of the obligations under such warrants, including to become exercisable for one-tenth of an Ordinary Share instead of one Twin Ridge ordinary share, in proportion to the exchange ratio. In addition, Twin Ridge, Carbon Revolution PL and the Company implemented a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, which resulted in all shares of Carbon Revolution PL being canceled in return for consideration, with Carbon Revolution PL issuing one share to the Company (resulting in Carbon Revolution PL becoming a wholly-owned subsidiary of the Company) and the Company issuing Ordinary Shares to the shareholders of Carbon Revolution PL.

The Company had no operations prior to entering into the Scheme Implementation Deed and BCA, including as of June 30, 2023. The Company’s sole purpose was to become a holding company following the Business Combination. Upon the closing of the Business Combination, the Company became the direct parent of Carbon Revolution PL.

On November 3, 2023, the Company completed the Business Combination and Carbon Revolution PL became a wholly owned subsidiary of the Company. Upon consummation of the Transactions, the Company became publicly traded on Nasdaq under the ticker symbol “CREV” and Public Warrants trading under the ticker symbol “CREVW.”

Accounting Treatment

The Business Combination was accounted for as a capital reorganization. Under this method of accounting, the Company was treated as the “acquired” company for financial reporting purposes. For accounting purposes, Carbon Revolution PL is deemed to be the accounting acquirer in the Transaction and, consequently, the Transaction is treated as a capital reorganization. Accordingly, the Business Combination is treated as the equivalent of Carbon Revolution PL issuing shares at the closing for the net assets of the Company (including the net assets of Twin Ridge) as of the closing date, accompanied by a recapitalization as Carbon Revolution PL was not the legal acquiror. Carbon Revolution PL is, consequently, deemed to be the accounting predecessor meaning that Carbon Revolution PL’s consolidated assets, liabilities and results of operations will become the historical financial statements of the Company. Under IFRS2, the difference between the fair value of the Ordinary Shares issued to Twin Ridge shareholders compared to the net liabilities of Twin Ridge is recognized in the profit and loss statement as a listing expense. The shares issued by the accounting acquirer are recognized at fair value and recorded as consideration for the acquisition of the public shell company, Twin Ridge. The net assets of Twin Ridge are stated at historical cost, with no goodwill or other intangible assets recorded. This is expected to be consistent with carrying value. The Transaction, which is not within the scope of IFRS 3 since Twin Ridge does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2.

OIC Class A Preferred Shares and OIC Warrants

2  Foreign exchange rate is as of May 23, 2023 at a rate of $1 USD = $1.501 AUD.

Concurrently with the execution of the Business Combination, the Company consummated a securities purchase agreement with OIC Structured Equity Fund I Range, LLC and affiliated entities (“OIC”) on November 3, 2023, together with a number of related documents, collectively comprising the “OIC Financing”. Pursuant to the original agreement:

•
OIC subscribed for and purchased from the Company Class A redeemable preferred shares with a 12% fixed accumulating distribution (the “Preferred Shares”) and warrants (“SEF Warrants”) for aggregate gross proceeds of US$35 million (equivalent to A$54.7 million) less transaction costs.

•
The Class A preference shares are recognized as a financial liability at amortized cost as they must be redeemed by November 2028. The Company may elect to redeem Class A preferred shares on issue at an earlier date at its discretion subject to a return to the holder the greater of (i) a 1.75x Multiple on Invested Capital (“MOIC”) return on face value, or (ii) a 12% IRR.

•
The SEF warrants carry a US$0.01 strike price and entitle OIC to up to a maximum 19.99% of the fully diluted Company shares on issue (subject to, in tranches, certain milestones including the further issuance of Class A shares below). The warrant may be exercised, in whole or in part, at the discretion of the holder. The warrant terms initially included a ‘cashless’ exercise feature which was subsequently removed in June 2024. The warrants were treated as derivative liabilities at fair value through profit and loss between issuance in November 2023 and June 2024, resulting in a gain of A$5.8 million for the 2024 financial year. In June 2024 the warrants were reclassified to equity as the Company considered them to now meet the fixed for fixed criteria in IAS32 upon OIC’s undertaking on the cashless exercise feature.

•
The proceeds were allocated on a fair value basis, firstly to the SEF warrant derivative liability and then the residual to the Class A preferred share obligation. Transaction costs were allocated on a relative fair value basis.

•
OIC also provided commitments in November 2023 to purchase further tranches of preferred shares subject to achievement of certain milestones for which US$35 million was placed in escrow. The Company has not recognized any financial liability or allocation of proceeds in November 2023 or during the 2024 financial year for these preferred shares as the associated escrow deposit was not considered to be within the control of the Company. These commitments and escrow arrangements were subsequently modified in June 2024 on issuance of loan notes to OIC.

•
Of the SEF warrants of up to 19.99% of the fully diluted Company shares on issue, 12.49% vested on completion of the initial US$35 million funding, a further 5% would vest on release of the US$35 million held in escrow (such release subject to certain conditions and milestones), and the final 2.5% would vest on release of the final US$40 million funding (such release subject to certain conditions and milestones including OIC investment committee approval).

•	The proceeds received from the issuance of Class A Preferred Shares under the OIC financing must generally be used consistent with a budget agreed between the Company and OIC.

OIC Class B preferred shares, Series 2024-A Notes and Amendments to the New Debt Program

Between April 2024 and October 2024, under amendments to the OIC Financing and the New Debt Program (such amendments collectively referred to herein as the “Escrow Tranche Amendments”), the Company issued a series of loan notes and Class B Preferred Shares, and additional warrants, to OIC for consideration of US$35 million, replacing an original commitment to issue further preferred equity upon completion of certain milestones. The terms of the issuance are:

•
US$5 million advanced in the form of Class B Preferred Shares in April 2024, and US$30 million advanced in the form of loan notes (Series 2024-A notes) between May 2024 and October 2024 (of which US$10 million was advanced during the financial year ending June 30, 2024);

•
In relation to the Class B Preferred Shares: mandatory redemption on November 3, 2028 aligned with the Class A Preferred Shares, with a 12% fixed accumulating dividend, and the Company may elect to redeem outstanding Class B Preferred Shares at an earlier date at its discretion subject to returning to the holder the greater of (i) a 1.75x MOIC return on face value, or (ii) a 12% IRR.

•	In relation to the Series 2024-A Notes, maturity date of May 2027 concurrent with maturity of the New Debt Program / USD term loan;

•
In relation to the Series 2024-A Notes, 12% interest comprising an 8.5% coupon rate payable monthly and a further 3.5% monthly payment in kind (which is capitalized progressively into the amount outstanding);

•	In relation to the Series 2024-A Notes, progressive monthly repayments of principal commencing June 2026 – concurrent with the modified 2023 USD term loan;

•
An exit premium payable on the Series 2024-A Notes of 2.0x invested capital plus a further $10 million, such exit premium being payable upon the earlier of a refinancing of the Series 2024-A notes, sale of the Company or maturity in May 2027, inclusive of any principal and interest payments to date. The repayment of the exit premium in full will be reduced or delayed in certain limited circumstances;

•
The exit premium on the Class B Preferred Shares is reduced by an amount equal to the amount of cash dividends and redemption payments that have been paid to the holder(s) of Class B Preferred Shares; equally the amounts required to redeem the Class B Preferred Shares are reduced on account of payments made towards the exit premium, and where the amount required to redeem the Class B Preferred Shares is reduced to zero, the holder(s) of the Class B Preferred Shares will surrender those shares for no additional consideration;

•	The Company obtained a modification of the 2023 USD term loan such that it would rank equally to the Series 2024-A notes issued; and

•
Further, US$0.01 SEF warrants to purchase a number of ordinary shares equivalent to 25.35% of ordinary shares issued calculated on a fully diluted basis (as defined in the OIC warrant) at the time of exercise, the terms of which are equivalent to the November 2023 SEF warrants.

The Company has determined that the Series 2024-A notes should be accounted for as financial liabilities at amortized cost to be accreted over the term up to the minimum return amount at maturity. Proceeds from the Series 2024-A notes have been allocated between the amortized cost liability and the fair value of the warrants issued concurrently. Transaction costs were allocated on a relative fair value basis.

OIC Series 2025-A Notes and Amendment to the New Debt Program

In December 2024, the Company and the OIC Investors agreed to further amendments to the Securities Purchase Agreement, to facilitate funding US$25 million of the remaining $40 million (from the original US$110 million) upon satisfaction of certain conditions, agreed upon and set forth in such amendment, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind and the issuance of Fixed Rate Senior Notes, Series 2025-A Notes (the “Series 2025-A Notes”) pursuant to the Indenture, and the Indenture and related documents under the New Debt Program were also amended to facilitate the release to Carbon Revolution Operations of an aggregate of US$2 million from the payment reserve fund established under the New Debt Program, in equal instalments of US$400,000 with each $5 million tranche of funding under the above-mentioned amendments to the Securities Purchase Agreement, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind and the issuance of an equivalent amount of additional Series-2023 A Notes. Upon redemption or maturity of the Series 2025-A Notes and additional Series-2023 A Notes, Carbon Revolution Operations is required to pay the holders thereof an exit premium equal to 2.0 times the amount funded or released in exchange for such notes minus any cash interest or principal payments or fee payments thereon. In connection with the funding of each of the five tranches of US$5 million, the Company will issue to the OIC Investors and the Existing Lenders, pro rata in proportion to the amount of their investment relative to the total amount invested by the OIC Investors and the Existing Lenders (between them on a pro-rata basis) in each tranche, penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors. Additionally, after the issuance of the Series 2025-A Notes in the amount of US$25 million to the OIC Investors and release of the US$2 million from the payment reserve fund as described above, each holder of Series 2023-A Notes agrees to waive cash interest not to exceed an aggregate of US$3 million (the “Cash Interest Suspension Period”) in exchange for the Trustee receiving payment in kind in an amount equal to such waived cash interest plus interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind for the benefit of the holders of the Series 2023-A Notes, and the OIC Investors also agree to waive cash interest on the Series 2024-A Notes and the Series 2025-A Notes, on the same terms, for the same period. Such amendments collectively are referred to herein as the “December 2024 Amendments”. The Escrow Tranche Amendments and the December 2024 Amendments are referred to herein as the “2024 Amendments”. The Series 2024-A notes and Series 2025-A notes are collectively referred to herein as the “OIC Notes”.

Pursuant to the December 2024 Amendments, on each of December 20, 2024 January 21, 2025, March 7, 2025 and May 9 2025, US$5 million was funded in exchange for interest payable thereon and the issuance to the OIC Investors of US$5 million aggregate principal amount of Series 2025-A Notes and the release from the payment reserve fund for the Existing Lenders of US$400,000 in exchange for interest payable thereon and the issuance to the of US$400,000 aggregate principal amount of additional Series 2023-A Notes, and the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis”.

As of the date of this Annual Report, warrants to purchase ordinary shares equivalent to a total of 56.36% of ordinary shares issued calculated on a fully diluted basis, have now been issued to the OIC Investors and vested, and warrants to purchase ordinary shares equivalent to a total of 1.48% of ordinary shares issued calculated on a fully diluted basis, have now been issued to Existing Lenders and vested.

Key Factors Affecting Operating Results in Future Periods

2025 Business Outlook

The initial Mega-line commissioning is a significant milestone and, combined with our ongoing capacity expansion program, positions us to meet the expected demand from global OEMs.

The Company’s key operational focus areas for the upcoming 12 months include:

•
Successful launches of production of new programs. Three programs have recently entered production and a further four awarded programs are currently in development or launch phase. These programs are in the performance or premium/luxury/SUV and pick-up segments and include both internal combustion engine and EV drivetrains. We expect these programs currently in development or launch phase to commence production during CY25;

•
Award of new customer programs. The Company is in discussions with customers and potential new customers about new wheel programs and expects that it will win new customer program awards which, together with existing awarded programs (both those currently in production and yet to enter production) would aim to fill the capacity at the existing Australian manufacturing facility (such capacity is being added over time in line with expected demand);

•
Following completion of the initial phase of the Mega-line, further expansion of the production capacity of the Mega-line and other areas of the plant through both efficiency gains, driving the industrialization of production processes, and additional associated investments across the facility, to support expected future production requirements for awarded programs;

•	Improvement in gross margin, with further efficiencies expected as further programs come online and volume ramps; and
•
Leveraging the benefits of expected increased volumes in the Australian facility during the second half of the calendar year and realizing the benefits of the investment in automation and capacity increases, reducing material costs through improved prices from certain suppliers as a result of volume increases, substituting certain materials with lower cost materials, sourcing certain materials from lower cost providers, shifting certain supply arrangements from spot purchases to long term contracts, consolidating consumables suppliers, and implementing production processes and designs which utilize less material and production consumables. Overheads are also being managed closely to align requirements with the Company’s program development lifecycles.

Short term company liquidity measures include:

•
Meeting the conditions for the release of the remaining US$5 million of the US$25 million of OIC funding agreed pursuant to the December 2024 Amendments, the release from the payment reserve fund of the remaining US$0.4 million of the US$2 million agreed to be released pursuant to the December 2024 Amendments, and the waiver of US$3 million cash interest by the Existing Lenders for the Cash Interest Suspension Period, and the waiver by the OIC Investors of an approximately equivalent amount of cash interest on the Series 2024-A Notes and the Series 2025-A Notes, on the same terms, for the same period, pursuant to the December 2024 Amendments;

•
Securing agreement for ongoing deferral of previously agreed transaction costs deferrals from the capital reorganization (as per Note 3.6.1) amounting to a total of US$15.0 million (A$22.5 million). Under an agreement the Group had reached with these creditors to delay payment, US$5 million (A$7.6 million) was payable in November 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (A$7.6 million) payment was not made in November 2024 and a further US$10.0 million (A$15.0 million) is now payable or payable during the next 12 months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts;

•	Securing agreement from key customers for ongoing bailment payments for shipped wheels to provide working capital relief;
•
Pursuing certain claims against certain customers, including claim for payment for wheels shipped but not yet utilized in production by a customer, potential claims in relation to programs in which ordered volumes have been below the volumes which the Company was required to build and reserve capacity for under its customer contracts, and a claim in relation to cancellation of a wheel program;

•	Securing continued support from suppliers in the form of deferred payment terms; and
•	Compliance with the terms of the MMI grant and receipt of the remaining milestone-based A$0.5 million funding amount payable under the MMI grant.

Other potential sources of funding or liquidity include:

•
Potential repurposing of the remaining US$15 million of the up to US$110 million contemplated under the original OIC Financing. The final US$40 million of the up to US$110 million OIC Financing was intended to be for the purpose of funding towards a new manufacturing facility. Assuming OIC releases the final US$5 million tranche of the US$25 million of OIC funding agreed pursuant to the December 2024 Amendments, a further US$15 million of the up to US$110 million contemplated under the original OIC Financing will remain. If the Company did require near term assistance after exhausting all other reasonable sources of liquidity, OIC may consider repurposing these funds to support the Company’s pathway to profitability in Australia; and

•
Potential access to capital through the issuance of other debt or equity securities via public or private placement or utilization of the Committed Equity Facility through the equity purchase agreement with Yorkville Advisors.

As of April 24, 2025, the Company has eleven active awarded programs with five global OEMs (seven of which programs are currently in the serial production phase and four of which are in the development phase). The Company expects all of these four programs to complete development and enter the production stage during CY25. The Company is also in discussions with customers and potential new customers about new wheel programs and expects that it will win new customer program awards. The ability to secure award of new customer programs and the timing, size and profitability of such programs, the launch timing for new programs entering production, and the demand, and rate of production volumes for new and ongoing programs will be key factors affecting operating results. The launch timing of new programs by OEM customers is largely outside the control of the Company and can impact operating results. When a program is awarded, the OEMs do not provide volume commitments and the contracts are not take or pay by nature. The Company has experienced delays in orders for wheels in the past, including where commencement of production is later than expected as a result of the OEM delaying the release of the relevant vehicle. Average pricing will be driven by sales mix as well as being impacted by the outcome of price negotiations or working capital initiatives.

The Company expects to continue to expand production capacity at the Australian facility through 2025 and early 2026 in line with expected demand from awarded programs. The Company expects demand to increase over that period and in particular from around late 2025 as new programs are expected to have largely entered production (noting that demand fluctuates from month to month and quarter to quarter). The Company’s ability to deliver program volumes also depends on its ability to ensure that the production facility has sufficient capacity to produce expected wheel volumes. Our future operating results also depend upon our ability to manage expenses, including our initiatives to improve our production efficiency and reduce labor costs per wheel, as well as the costs of raw materials. Direct labor costs will be driven largely by production volumes, the plant efficiency initiatives and the introduction of new productive equipment and hourly labor rates. Hourly labor rates are driven by negotiated outcomes in the production site’s enterprise bargaining agreement as well as shift structure and overtime premiums paid to deliver required production output, and the extent of the use of labor hire. Raw material costs will be impacted by the spot price of raw materials, the outcome of negotiations with certain suppliers, volume increases, and the success of initiatives to substitute for lower cost materials for certain materials, source certain materials from lower cost providers, shift certain supply arrangements from spot purchases to long term contracts, consolidate consumables suppliers, and implement production processes and designs which utilize less material and production consumables, as well as freight costs.

As the Company is an early-stage business, fixed costs are relatively high proportionally, and a delay or reduction in wheel sales can have a significant impact on the financial results. Research and Development costs will be incurred to deliver the programs currently in development as well as any ongoing development on production programs and research to expand the Company’s technology. Fixed costs will also be driven by full year US-listed company and other compliance costs.

Available liquidity for the future periods is likely to be impacted by a number of factors, including the outcome of the above-mentioned short-term liquidity measures.

Refer to the section entitled “Risk Factors” in Item 3 of this Report.

Financial Overview

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Report.

Comparison of Years Ended June 30, 2024 and June 30, 2023

Revenue for the year ended June 30, 2024 of A$71.5 million increased by 86.8% compared to the year ended June 30, 2023. Revenue from sale of wheels increased by 80.3% compared to the prior period, with a ramp to full production of the Range Rover Sport SV program combined with increased volumes shipped for the Corvette Z06 / E-Ray program.

Gross loss increased from A$16.8 million to A$110.8 million for the year ended June 30, 2024. This increase was primarily driven by an impairment of A$83.7 million of fixed and right of use assets and an increase in manufacturing overheads, largely related to increased scale, an extended shift structure and production ramp. In addition, increased scrap costs were incurred, associated with commissioning, introduction and ramp of new programs while commissioning the Mega-line.

Although still negative, as a percentage to revenue, gross loss (excluding impairment) has improved from -44.0% in 2023 to -37.9% in 2024. This improvement comes with the benefit of the positive contribution from volume growth, combined with labor productivity and improved wheel quality, somewhat offset by increased manufacturing overheads included in cost of goods sold. Raw material costs were impacted by the ongoing inflationary environment.

Improvements in future periods are expected to arise from the benefit of certain price increases, efficiency improvements and the delivery of scale benefits. Production rates will vary based on the mix of new program introduction and volumes from existing and completing programs. With completed price initiatives, capacity expansion near completion and planned efficiency gains, the Company’s profitability plan requires achieving growth in sales to push beyond its profit and cash breakeven points.

The financial statements for the year ended June 30, 2024 include total impairment of assets of A$102.6 million arising from impairment testing, which included revised growth expectations for the Company considering the uncertainties and risk driven by the political and economic environment in the US market, that could have a significant impact on wheel sales and also taking into account the low market value of the Company and its continued loss making position. This A$102.6 million impairment included impairment of property, plant & equipment (A$76.6 million) and right of use assets (A$7.1 million) which have both been recognized in the profit and loss statement in the gross loss line. Additionally, an impairment of intangible assets (A$18.9 million) has been recognized in the profit and loss statement in the research and development expense line (described below).

Selling, general and administration expenses (being operational, administrative and marketing expenses) for the year ended June 30, 2024 of A$23.6 million increased by 24.0% compared to the year ended June 30, 2023. The increase in costs occurred primarily due to the onboarding training of new direct staff, higher D&O insurance costs and higher costs associated with being listed in the U.S.

Research and development for the year ended June 30, 2024 of A$36.1 million increased by 123.1% compared to the year ended June 30, 2023. This includes an impairment of intangible assets of A$18.9 million. Excluding the impairment of assets, research and development expenses increased by 6.6%, reflecting the investment in wheel design, testing, validation and new program launch costs for the larger number of wheel programs in development and launch phase and the engineering costs to implement new production technology and plant capacity. These investments are required to improve our carbon fiber wheel technology, bring our production processes to full industrialization and develop an increased number of customer programs in production.

Capital raising transaction costs for the year ended June 30, 2024 of A$31.6 million increased by 27.6% compared to the year ended June 30, 2023. This incorporates costs associated with the business combination and NASDAQ listing, as well as other transaction related costs.

Other income for the year ended June 30, 2024 of A$2.1 million decreased by 30.6% compared to the year ended June 30, 2023, which comprised primarily of government grants.

Finance costs for the year ended June 30, 2024 of A$30.1 million increased by 447.1% compared to the year ended June 30, 2023, largely reflecting both a full year of borrowings costs related to the PIUS borrowings entered into in May 2023 and part year of borrowing costs related to the OIC borrowings entered into in November 2023 and subsequently modified in June 2024.

Finance income for the year ended June 30, 2024 of $A9.0 million included the gain on remeasurement of warrant liabilities of A$6.7 million alongside an unrealized foreign exchange gain of A$2.1 million.

These impairment of assets, higher finance and capital raise costs substantially contributed to the increased net loss for the year of A$221.1 million, compared with a net loss for the year of A$79.2 million for the year ended June 30, 2023.

Comparison of Years Ended June 30, 2023 and June 30, 2022

Revenue for the year ended June 30, 2023 of A$38.3 million decreased by 5.1% compared to the year ended June 30, 2022. Wheel revenue decreased by 2.1% compared to the prior period as Corvette wheel sales were pushed back by approximately 6 months, from early to mid-FY23 after General Motors delayed wheel orders due to supply chain challenges on the vehicle. Average price per wheel increased 6% to A$2,847 primarily due to product mix changes, partially offsetting delayed wheel orders.

Gross loss reduced from A$17.1 million to A$16.8 million for the year ended June 30, 2023 with the 6% increased average price offset by the 6% increase in Cost of Goods Sold (COGS) per wheel sold. Gross loss, as a percentage of revenue, was 44% for the year ended June 30, 2023 compared to 42% for the year ended June 30, 2022.

Selling, general and administration expenses (being operational, administrative and marketing expenses) for the year ended June 30, 2023 of A$19.1 million increased by 14.1% compared to the year ended June 30, 2022 as inflationary pressures on these expenses were offset by a focus on cost control.

Research and development for the year ended June 30, 2023 of A$16.2 million decreased by 4.4% compared to the year ended June 30, 2022. This reflected the ongoing investment in wheel design, testing, validation and new program launch costs for the larger number of wheel programs in development and launch phase offset by tight cost control.

Capital raising transaction costs for the year ended June 30, 2023 of A$24.7 million increased from A$0 for the year ended June 30, 2022. This incorporates the majority of the costs associated with the business combination and NASDAQ listing.

Other income for the year ended June 30, 2023 of A$3.1 million decreased by 28.3% compared to the year ended June 30, 2022, which comprised primarily of government grants.

Finance costs for the year ended June 30, 2023 of A$5.5 million increased by 295.8% compared to the year ended June 30, 2022, reflecting costs incurred to support the establishment, and part year borrowing costs, of the PIUS borrowings entered into in May 2023.

These higher finance costs and the capital raise costs were the main contributors to the increased net loss of A$79.2 million, compared with a net loss of A$47.8 million for the year ended June 30, 2022.

B.	Liquidity and Capital Resources

Overview

Since it was established in 2007, the Company has funded its operations principally through the issuance of ordinary shares, the incurrence of debt, and government grants or subsidies. As of June 30, 2024, the Company had A$3.7 million in cash and cash equivalents. The table below presents the Company’s cash flows for the periods indicated.

Cash Provided by (Used in) Operating Activities, Investing Activities and Financing Activities

Cashflow	2024 A $m	2023 A $m	2022 A $m	Change 2024 - 2023 A $m
Net cash used in operating activities	(76.8)	(52.5)	(46.0)	(24.3)
Payments for property, plant & equipment	(19.6)	(13.1)	(15.6)	(6.5)
Payments for intangible assets	(5.4)	(4.9)	(6.0)	(0.6)
Net cash used in investing activities	(25.1)	(18.0)	(21.6)	(7.1)
Net cash provided by financing activities	85.1	66.5	3.3	18.6
Net (decrease)/increase in cash and cash equivalents held	(16.8)	(4.0)	(64.3)	(12.8)

Negative operating cash flow was A$76.8 million for the year ended June 30, 2024, versus A$52.5 million for the year ended June 30, 2023. With the growth in sales, receipts from customers increased by 45.9%, however this was offset by lower government grants, and increases of A$33.8 million in payments to suppliers and employees. For the year ended June 30, 2023 net cash used in operating activities increased to A$52.5 million from A$46.0 million with increases in receipts from customers of A$12.1 million and receipt of grants and research and development incentives of A$11.7 million respectively which included a level of early payments arising from liquidity initiatives. These were offset by increases in borrowing costs of A$20.7 million related to the initial cost of the New Debt Program and A$9.0 million of capital raising transaction costs.

Compared to the year ended June 30, 2023, net cash used in investing activities increased by 39.7% to A$25.1 million as a result of the Company’s capacity expansion program and investment in program development and new program launches.  Net cash used in investing activities decreased for the year ending June 30, 2023 by 17.0% to A$18.0 million. While the Company continued to support Mega-line milestones and invested in program development, management of cash expenditure and collections was a priority focus throughout the year given balance sheet constraints, especially before the completion of the New Debt Program in May 2023.

Net cash provided by financing activities of A$85.1 million for the year ended June 30, 2024 primarily comprised inflows from the OIC Class A Preferred Shares, as well as the OIC Series 2024-A Notes. Net cash provided by financing activities for the year ended June 30, 2023 of A$66.5 million arose primarily from net proceeds of the New Debt Program.

Liquidity and Capital Resources

The Company has incurred losses since inception, incurred a net loss of A$221.1 million, $118.5 million before impairment, (2023: A$79.2 million) and used A$76.8 million (2023: A$52.5 million) of cash in operating activities during the year ended June 30, 2024 and has a net current liability position at June 30, 2024 of A$9.6 million (2023: net current asset position: A$25.9 million). The Company expects to continue to incur net losses and negative cash flows from operating activities in accordance with its operating plan over the next twelve months from the date of the filing of this Annual Report, but it expects that both capital expenditure (in relation to the Australian manufacturing facility) and unit production costs will reduce in the next 12 months from the date of the filing of this Annual Report as the capacity expansion at the Australian plant will be substantially completed by that stage.

As an early-stage growth company, the Company’s ability to access additional capital is critical to fund operating losses, finalize the development and launch of awarded wheel programs and complete the incremental capacity expansion to scale up production capacity to support projected demand. As the Company’s current level of cash and cash equivalents and other committed funding sources are not sufficient to execute our business plan, failure to obtain additional financing will have a material, adverse impact on our business operations including developing, launching and producing new wheel programs and satisfying obligations as they become due.

The Company’s anticipated principal sources of liquidity as at the date of the filing of this Annual Report are:

•
meeting the conditions for the release of the remaining US$5 million (A$7.6 million) of the US$25 million (A$37.9 million) of OIC funding agreed pursuant to the December 2024 Amendments, the release from the payment reserve fund of the remaining US$0.4 million (A$0.7 million) of the US$2 million (A$3.0 million) agreed to be released pursuant to the December 2024 Amendments, and the waiver of US$3 million (A$4.5 million) cash interest by the Existing Lenders for the Cash Interest Suspension Period, and the waiver by the OIC Investors of an approximately equivalent amount of cash interest on the Series 2024-A Notes and the Series 2025-A Notes, on the same terms, for the same period, pursuant to the December 2024 Amendments;

•
potential repurposing of the remaining US$15 million (A$22.7 million)  of the up to US$110 million (A$166.7 million)  contemplated under the original OIC Financing. The final US$40 million (A$60.6 million)  of the up to US$110 million (A$166.7 million)  OIC Financing was intended to be for the purpose of funding towards a new manufacturing facility. Assuming OIC releases the final US$5 million (A$7.6 million) tranche of the US$25 million (A$37.9 million) of OIC funding agreed pursuant to the December 2024 Amendments, a further US$15 million (A$22.7 million)  of the up to US$110 million (A$166.7 million) contemplated under the original OIC Financing will remain. If the Company did require near term assistance after exhausting all other reasonable sources of liquidity, OIC may consider repurposing these funds to support the Company’s existing operations in Australia;

•	its unrestricted cash balance of A$1.5 million at April 30, 2025; and
•	potential access to capital through the potential issuance of other debt or equity securities via public or private placement and under the Committed Equity Facility (“CEF”).

As a result of our recurring losses from operations, accumulated deficit and projected capital needs, significant doubt exists regarding the Company’s ability to continue as a going concern within the twelve months after the issuance date of these consolidated financial statements.

The Company’s ability to continue as a going concern is contingent upon successful execution of management’s intended plan over the next twelve months to improve liquidity and working capital. This plan relates to initiatives that were agreed upon for the next twelve months from the date of the filing of this Annual Report and which includes, but is not limited to:

•
Achieving the Company’s operating plan (for a summary of the key focus areas for 2025, refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Factors Affecting Operating Results in Future Periods—2025 Business Outlook”);

•
Meeting the conditions for the release of the remaining US$5 million (A$7.6 million) of the US$25 million (A$37.9 million) of OIC funding agreed pursuant to the December 2024 Amendments, the release from the payment reserve fund of the remaining US$0.4 million (A$0.7 million) of the US$2 million (A$3.0 million) agreed to be released pursuant to the December 2024 Amendments, and the waiver of US$3 million (A$4.5 million) cash interest by the Existing Lenders for the Cash Interest Suspension Period, and the waiver by the OIC Investors of an approximately equivalent amount of cash interest on the Series 2024-A Notes and the Series 2025-A Notes, on the same terms, for the same period, pursuant to the December 2024 Amendments;

•	Achieving forecast production levels, sales mix and pricing;
•	Reducing unit costs, reducing fixed overheads and limiting non-contracted capital expenditures in accordance with cost reduction initiatives;
•
Securing agreement for ongoing deferral of previously agreed transaction costs deferrals from the capital reorganization (as per Note 3.6.1) amounting to a total of US$15.0 million (A$22.5 million). Under an agreement the Group had reached with these creditors to delay payment, US$5 million (A$7.6 million) was payable in November 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (A$7.6 million) payment was not made in November 2024 and a further US$10.0 million (A$15.0 million) is now payable or payable during the next 12 months from the date of the filing of this Annual Report, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts;

•	ongoing support from suppliers and customers in the form of favorable payment terms and bailment payments;
•
Successful outcome of claims which the Group has made or plans to make against customers primarily associated with ordered volumes that are below the volumes which the Group was required to build and reserve capacity for under its customer contracts, and cancellation of a wheel program; and

•	Raising capital to fund operations through the issuance of debt or equity securities via public or private placement (including through the CEF).

In addition to successfully achieving these initiatives, it is also important that the Company complies with the New Debt Program loan covenants and the OIC Notes and conditions of the Class A Preferred Shares and Class B Preferred Shares. The Company will also need to obtain the consent of the Servicer under the New Debt Program, and of OIC, prior to entering any new debt funding arrangements that are not classified as permitted indebtedness under the agreements with those parties respectively, and the consent of OIC prior to entering into certain equity funding arrangements.

There is significant doubt that the Company will be successful in achieving these initiatives.

There can be no assurance that the Company will be able to obtain the financing or customer or supplier support needed to achieve its goals on acceptable terms or at all. Additionally, any equity or equity linked financings would likely have a dilutive effect on the holdings of existing stockholders.

Contractual Obligations

Leases (in AUD, as of June 30, 2024)

	as of June 30, 2024 AUD $m	as of June 30, 2023 AUD $m
Right-of-use assets
Property	-	7.4
Lease liabilities
Current	0.7	0.6
Non-current	7.1	7.4
	7.8	8.0
The Company has one lease for the head office and production facility. The lease agreement does not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes. The Right-of-use asset was impaired as a result of the overall Cash Generating Unit impairment assessment.

Borrowings

Borrowings (in AUD, as of June 30, 2024)
	Interest rate %	Maturity	as of June 30, 2024 AUD $m	as of June 30, 2023 AUD $m
Current borrowings
Unsecured
Term loan with customer	10.00%	June 2024	-	4.5
Supplier finance arrangement	6.00% + RBA cash rate	June 2025	14.0	9.3
Lease liabilities			0.7	0.6
			14.7	14.5

Non-current borrowings
Secured
OIC Class A preferred shares	12.00%	November 2028	46.4	-
USD Term loan	12.00%	May 2027	78.5	70.8
OIC Series 2024-A notes	12.00%	May 2027	10.9	-
OIC Class B preferred shares (USD)	12.00%	November 2028	5.1	-
Derivative liabilities - Warrants			0.5	-
Lease liabilities			7.1	7.4
			148.4	78.2

Supplier finance arrangement

In 2021, Carbon Revolution PL entered into a supply chain finance agreement with a logistics company. Under the arrangement the logistics company agrees to pay amounts to the participating supplier in respect of invoices owed by Carbon Revolution PL and receives settlement from Carbon Revolution PL at a later date. The principal purpose of this arrangement is to facilitate efficient ordering, importation, warehousing, invoice management and payment processing. The arrangement is only for a limited number of suppliers and specific materials. As the arrangement results in extended payment terms beyond the terms agreed with those suppliers the agreement is disclosed as a current borrowing. The facility has a fixed interest rate of 6% + RBA cash rate from June 28, 2023 onwards.

New Debt Program

In May 2023, Carbon Revolution Operations entered into New Debt Program arranged by PIUS under which Carbon Revolution Operations issued Series 2023-A notes in exchange for US$60 million.  Pursuant to the Escrow Tranche Amendments, Carbon Revolution Operations issued Series 2024-A notes to the OIC Investors. The Series 2024-A notes are pari passu with the Series 2023-A notes subject to limited exceptions. The loan is denominated in U.S. Dollar and is translated to Australian dollars at each reporting period. The program includes certain reserves in an amount of A$7.2 million (as of June 30, 2024), that are not available at Carbon Revolution’s discretion and disclosed as restricted trust funds (refer to Note 4.1.1 in the financial statements). A$1.6 million of this reserve has subsequently been released to the Company.  Costs of A$20.7 million incurred in regard to the establishment of the term loan have been netted off with the loan amount and are being amortized over the term of the loan through the effective interest rate method.

As a result of amendments to the New Debt Program agreed in May 2024, under the New Debt Program:
•
Interest only is payable until June 2026, and from June 2026 interest will continue to be payable each month together with monthly principal repayments of USD$2 million until maturity in May 2027 with the remaining balance of the principal being paid as a balloon payment at maturity;

•	Interest will be payable at 12% per annum (8.5% pa coupon plus an additional 3.5% accumulating paid-in-kind interest); and
•	3% amendment fee (US$1.8 million) payable at maturity.

Under the original terms of the New Debt Program, the Company was required to complete a qualified capital raise of at least US$45 million by December 31, 2023. The Company did not achieve this, and as a result, the Company is required to pay US$1.5 million and issue 50,000 ordinary shares to the Servicer upon the earlier of the refinancing or payoff of the loan or its maturity in May 2027.

OIC Financing

OIC Class A Preferred Shares

In connection with the OIC Financing, in November 2023, the Company issued 350 Class A Preferred Shares to the OIC Investors with a 12% fixed accumulating distribution and warrants for aggregate gross proceeds of US$35 million (equivalent to A$54.7 million) less transaction costs.

These Class A Preferred Shares are recognized as a financial liability at amortized cost as they must be redeemed by November 2028. The Company may elect to redeem Class A Preferred Shares on issue at an earlier date at its discretion subject to a minimum return of the greater of a 12% internal rate of return or 1.75x return on face value, in all circumstances, to the holders of the Preferred Shares.

The OIC Investors have also received warrants in exchange for the funding released to the Company under the OIC Financing (“OIC Warrants”). As at the date of this document, the OIC Investors have received OIC Warrants entitling them to up to approximately 56.36% of the fully diluted Company Ordinary Shares on issue. The OIC Warrants may be exercised, in whole or in part, at the discretion of the holders. The initial OIC Warrants included a ‘cashless’ exercise feature which was subsequently removed in June 2024 by way of the then existing OIC Warrants being reissued with amended terms. Due to the OIC Warrants initially including that feature, the initial OIC Warrants were treated as derivative liabilities at fair value through profit and loss between issuance in November 2023 and June 2024, resulting in a gain of A$5.8 million for the 2024 financial year. In June 2024 the warrants were reclassified to equity as the Company considered them to now meet the fixed for fixed criteria in IAS32 upon the removal of the cashless exercise feature.

Under the original terms of the OIC Financing, OIC retained the right to subscribe for further Class A Preferred Shares after November 2023 in exchange for further releases of funding from escrow to the Company, subject to the Company achieving certain milestones. The Company has not recognized any financial liability or allocation of proceeds in November 2023 or during the 2024 financial year for these preferred shares as the associated escrow deposit was not considered to be within the control of the Company. These commitments and escrow arrangements were subsequently modified from April 2024.

OIC Class B Preferred Shares and Series 2024-A notes and Amendment to the New Debt Program

Between April 2024 and October 2024, under amendments to the OIC Financing and the New Debt Program, the Company issued a series of loan notes and Class B Preferred Shares, and additional warrants, to OIC for consideration of US$35 million, replacing an original commitment to issue further preferred equity upon completion of certain milestones. The terms of the issuance are:

•
US$5 million advanced in the form of Class B Preferred Shares in April 2024, and US$30 million advanced in the form of loan notes (Series 2024-A notes) between May 2024 and October 2024 (of which US$10 million was advanced during the financial year ending June 30, 2024);

•
In relation to the Class B Preferred Shares: mandatory redemption on November 3, 2028 aligned with the Class A Preferred Shares, with a 12% fixed accumulating dividend, and the Company may elect to redeem outstanding Class B Preferred Shares at an earlier date at its discretion subject to returning to the holder the greater of (i) a 1.75x MOIC return on face value, or (ii) a 12% IRR.

•	In relation to the Series 2024-A Notes, maturity date of May 2027 concurrent with maturity of the USD term loan;

•
In relation to the Series 2024-A Notes, 12% interest comprising an 8.5% coupon rate payable monthly and a further 3.5% monthly payment in kind (which is capitalized progressively into the amount outstanding);

•	In relation to the Series 2024-A Notes, progressive monthly repayments of principal commencing June 2026 – concurrent with the modified 2023 USD term loan;

•
An exit premium payable on the Series 2024-A Notes of 2.0x invested capital plus a further $10 million, such exit premium being payable upon the earlier of a refinancing of the Series 2024-A notes, sale of the Company or maturity in May 2027, inclusive of any principal and interest payments to date. The repayment of the exit premium in full will be reduced or delayed in certain limited circumstances;

•
The exit premium on the Class B Preferred Shares is reduced by an amount equal to the amount of cash dividends and redemption payments that have been paid to the holder(s) of Class B Preferred Shares; equally the amounts required to redeem the Class B Preferred Shares are reduced on account of payments made towards the exit premium, and where the amount required to redeem the Class B Preferred Shares is reduced to zero, the holder(s) of the Class B Preferred Shares will surrender those shares for no additional consideration;

•	The Company obtained a modification of the 2023 USD term loan such that it would rank equally to the Series 2024-A notes issued; and

•
Further, US$0.01 SEF warrants to purchase a number of ordinary shares equivalent to 25.35% of ordinary shares issued calculated on a fully diluted basis (as defined in the OIC warrant) at the time of exercise, the terms of which are equivalent to the November 2023 SEF warrants.

The Company has determined that the Series 2024-A notes should be accounted for as financial liabilities at amortized cost to be accreted over the term up to the minimum return amount at maturity. Proceeds from the Series 2024-A notes have been allocated between the amortized cost liability and the fair value of the warrants issued concurrently. Transaction costs were allocated on a relative fair value basis.

OIC Series 2025-A Notes and Amendment to the New Debt Program

In December 2024, the Company and the OIC Investors agreed to further amendments to the Securities Purchase Agreement, to facilitate funding US$25 million of the remaining $40 million (from the original US$110 million) upon satisfaction of certain conditions, agreed upon and set forth in such amendment, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind and the issuance of Fixed Rate Senior Notes, Series 2025-A Notes (the “Series 2025-A Notes”) pursuant to the Indenture, and the Indenture and related documents under the New Debt Program were also amended to facilitate the release to Carbon Revolution Operations of an aggregate of US$2 million from the payment reserve fund established under the New Debt Program, in equal instalments of US$400,000 with each $5 million tranche of funding under the above-mentioned amendments to the Securities Purchase Agreement, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind and the issuance of an equivalent amount of additional Series-2023 A Notes. Upon redemption or maturity of the Series 2025-A Notes and additional Series-2023 A Notes, Carbon Revolution Operations is required to pay the holders thereof an exit premium equal to 2.0 times the amount funded or released in exchange for such notes minus any cash interest or principal payments or fee payments thereon. In connection with the funding of each of the five tranches of US$5 million, the Company will issue to the OIC Investors and the Existing Lenders, pro rata in proportion to the amount of their investment relative to the total amount invested by the OIC Investors and the Existing Lenders (between them on a pro-rata basis) in each tranche, penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors. Additionally, after the issuance of the Series 2025-A Notes in the amount of US$25 million to the OIC Investors and release of the US$2 million from the payment reserve fund as described above, each holder of Series 2023-A Notes agrees to waive cash interest not to exceed an aggregate of US$3 million (the “Cash Interest Suspension Period”) in exchange for the Trustee receiving payment in kind in an amount equal to such waived cash interest plus interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind for the benefit of the holders of the Series 2023-A Notes, and the OIC Investors also agree to waive cash interest on the Series 2024-A Notes and the Series 2025-A Notes, on the same terms, for the same period.

Pursuant to the December 2024 Amendments, on each of December 20, 2024, January 21, 2025 March 7, 2025 and May 9, 2025, US$5 million was funded in exchange for interest payable thereon and the issuance to the OIC Investors of US$5 million aggregate principal amount of Series 2025-A Notes and the release from the payment reserve fund for the Existing Lenders of US$400,000 in exchange for interest payable thereon and the issuance to the of US$400,000 aggregate principal amount of additional Series 2023-A Notes, and the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis”.

As of the date of this Annual Report, warrants to purchase ordinary shares equivalent to a total of 56.36% of ordinary shares issued calculated on a fully diluted basis, have now been issued to the OIC Investors and vested, and warrants to purchase ordinary shares equivalent to a total of 1.48% of ordinary shares issued calculated on a fully diluted basis, have now been issued to Existing Lenders and vested.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—Business Overview—Research and Development.”

D.	Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E.	Critical Accounting Policies and Estimates

Overview

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Accounting Policies and Estimates

Inventories
Management’s judgement is applied in determining the provision for impaired wheels. Impaired wheel provisioning has been calculated using historical data as well as management experience in determining an adequate provision.

Property, plant and equipment

Management’s judgement is applied in determining whether any impairment is required on the property, plant and equipment. The impairment testing is performed at a CGU level, being the consolidated Carbon Revolution group itself, due to the nature of its business operations.

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

Deferred income

Under the relevant grant agreements, the government has a right to require all or part of a grant to be repaid in certain circumstances (which vary between different grant agreements), including where the Company defaults under the agreement (and, if applicable under the relevant agreement, where a remediable breach is not remedied). In relation to the MMI grant agreement, any failure by the Company to comply with the agreement, may also impact the Company’s eligibility for the expected future A$0.5 million grant installment under that agreement. The Company considers it unlikely that funding previously provided under government grants will be clawed back.

F.	SUPPLEMENTAL NON-IFRS MEASURES AND RECONCILIATIONS

Overview

In addition to providing measures prepared in accordance with IFRS, we present certain supplemental non-IFRS measures. These measures are EBITDA, Adjusted EBITDA and Adjusted Net Debt. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS. The calculation of these non-IFRS measures has been made on a consistent basis for all periods presented.

EBITDA and Adjusted EBITDA
These supplemental non-IFRS measures are provided to assist readers in determining our operating performance. We believe these measures are useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable IFRS measure, net loss for the year, primarily because it does not include interest expense and interest income, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for capital raising transaction costs, share-based payment expenses, impairment of assets, loss on modification, loss on extinguishment, supplier financing costs, realized foreign exchange loss, gain on remeasurement of warrant liabilities and unrealized foreign exchange gain. This definition of Adjusted EBITDA differs from that used by lenders under their assessment of financial performance against covenants. The following tables show a reconciliation of net loss for the year to EBITDA and Adjusted EBITDA for the years ended June 30, 2024, June 30, 2023 and June 30, 2022:

	2024 AUD $m	2023 AUD $m	2022 AUD $m
Net loss for the year	(221.1)	(79.2)	(47.8)
Income tax expense	-	-	-
Depreciation & Amortization	13.2	10.5	9.0
Effective interest on third party borrowings	16.0	1.4	-
Cash Interest on third party borrowings	9.2	2.7	0.6
Interest on lease liabilities	0.3	0.3	0.3
Interest other	0.6	0.6	0.3
Interest income	(0.2)	(0.1)	(0.1)
Earnings before Interest, Tax, Depreciation & Amortization (EBITDA)	(182.0)	(63.8)	(37.8)
Capital raising transaction costs	31.6	24.7	-
Share based payment expenses	(0.2)	3.1	3.2
Impairment of assets	102.6	-	-
Loss on Modification	0.9	-	-
Loss on extinguishment	2.1	-	-
Supplier Financing costs	1.0	0.4	0.2
Realized foreign exchange loss	0.1	-	-
Gain on remeasurement of warrant liabilities	(6.7)	-	-
Unrealized foreign exchange gain	(2.1)	-	-
Adjusted EBITDA	(52.7)	(35.6)	(34.3)

Adjusted Net Debt

Adjusted Net Debt is calculated as total Borrowing, Lease liabilities and Derivative liabilities (current and non-current) less cash and cash equivalents and restricted trust fund. We believe that Adjusted Net Debt is an important measure to monitor leverage and evaluate our financial position. A limitation associated with using Adjusted Net Debt is that it subtracts cash and cash equivalents and restricted trust fund and therefore may imply that there is less Company debt than the comparable IFRS measures indicate. We believe that investors may find it useful to monitor leverage and evaluate our financial position using Adjusted Net Debt, although these measures are not explicitly defined under IFRS.

The non-IFRS financial measures described in this Report should not be viewed in isolation and are not a substitute for IFRS total debt. Additionally, our calculation of Adjusted Net Debt may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Set forth below is a presentation of Adjusted Net Debt, including the items included in this measure and a reconciliation from total debt for the year.

Adjusted Net Debt (in AUD, as of June 30, 2024)

	as of June 30, 2024 AUD $m	as of June 30, 2023 AUD $m	as of June 30, 2022 AUD $m
Borrowings and other financial liabilities
Current Borrowings and Lease Liabilities	14.7	14.5	19.3
Non-current Borrowings, Lease and Derivative Liabilities	148.4	78.2	11.8
Total Borrowings and other financial liabilities	163.1	92.7	31.1
Less: Cash and cash equivalents	(3.7)	(19.6)	(22.7)
Less: Restricted trust fund	(7.7)	(14.7)	-
Adjusted Net Debt	151.7	58.4	8.4

For the year ended June 30, 2024, adjusted net debt increased by A$93.3 million mainly due to the issuance of the OIC Class A preferred shares, as well as the drawdown of the OIC Series 2024-A Notes.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Management and Board of Directors

The following sets forth the names, business addresses and functions of the Company’s directors and senior management as of the date of this Annual Report. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company Board of Directors (the “Company Board”) has three classes of directors with the directors of each class serving staggered three-year terms. Class I directors shall serve a term expiring at Company’s 2024 annual meeting of shareholders, Class II directors shall serve a term expiring at Company’s 2025 annual meeting of shareholders and Class III directors shall serve a term expiring at Company’s 2026 annual meeting of shareholders. In addition to directors that are members of the three classes, for so long as any Class A Preferred Shares remain outstanding, the Class A Preferred Majority is entitled from time to time to appoint two Class A Preferred Directors and to remove and/or replace such Class A Preferred Directors.

Name	Age	Position and Class
Directors
Robert A. Lutz	93	Chairman and Class III Director
Jacqueline A. Dedo	64	Class I Director
Donald Hampton Jr(1)	58	Class III Director
Burt Jordan	58	Class II Director
Chris Leary	36	Class A Preferred Director
Jonathan Magaziner	40	Class A Preferred Director
Matti Masanovich	53	Class I Director
Dale McKee	65	Class I Director
Executive Officers
Donald Hampton Jr(1)	58	Chief Executive Officer and Director
Gerard Buckle	56	Chief Financial Officer
David French	62	Vice President Operations
Ashley Denmead	43	Chief Technology Officer
David Nock	52	General Counsel and Company Secretary
Alia Comai(2)	50	Chief Revenue Officer

(1) Replaced Jacob Dingle as Director and Chief Executive Officer on March 19, 2025
(2) Designated as an officer April 22, 2025

Directors

Robert A. Lutz. Mr. Lutz has served as a director since the closing of the Business Combination and was appointed Chairman of the Company Board in February 2024. Mr. Lutz has been President and Chief Executive Officer of Lutz Communications since May 2010. Prior to Lutz Communications, Mr. Lutz held various positions at General Motors from September 2001 through December 2009 and served in an advisory capacity thereafter until he retired in May 2010, including, among other positions, Vice Chairman of Product Development, Chairman of General Motors North America and Vice Chairman Marketing and Communications. Mr. Lutz also served as Chairman and Chief Executive Officer of Exide Technologies from 1998 until 2002 and served on its board of directors until May 2004. Prior to his service at Exide Technologies, Mr. Lutz served in a variety of positions at Chrysler between 1986 and 1998, including as President and Chief Operating Officer, and at Ford Motor Company between 1974 and 1986. Mr. Lutz earned a Bachelor’s degree in Production Management from the University of California-Berkeley in 1961 and a Master’s degree in Marketing from the University of California-Berkeley in 1962. Mr. Lutz brings to the Company Board significant board and executive experience in the automotive industry.

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

Donald Hampton, Jr Mr. Hampton was appointed Acting Chief Executive Officer and as a director on March 19, 2025 and as Chief Executive Officer on May 12, 2025. Mr. Hampton most recently served as President and Chief Executive Officer of Pace Industries from 2020 to 2022, following his service as President North America for Faurecia, beginning in 2016. After beginning his professional career as a Supervisor at the Allied Signal spark plug plant in his hometown of Fostoria, Ohio, he served as an executive and corporate officer at multiple other Tier 1 automotive suppliers, holding global leadership positions at Honeywell International / Allied Signal, Maxion Wheels / Hayes Lemmerz and Rea Magnet Wire Company. Mr. Hampton is also a veteran of eight years with two branches of service having served in the Army National Guard and with the United States Navy in Atsugi, Japan. He earned both his B.B.A. in Accounting and an M.B.A. from Tiffin University in Tiffin, Ohio and is a member of the Board of Trustees of that institution. Mr. Hampton brings to the Company significant executive and operational expertise in the automotive industry.

Burt Jordan. Mr. Jordan has served as a director since the closing of the Business Combination. Mr. Jordan has served as the President and a director of Atlantic Coastal Acquisition Corp. I since December 2020 and as the President and a director of Atlantic Coastal Acquisition Corp. II since October 2023. Previously, Mr. Jordan was an executive at Ford Motor Company from 1999 until 2020, where he most recently served as Vice President of Global Purchasing Operations and Supply Chain Sustainability. In this role, Mr. Jordan drove strategy transformation, growth and efficiencies through program delivery, purchasing strategy and supply chain sustainability. He served as a non-executive director of Xos, Inc. (Nasdaq: XOS) from August 2021 to April 2024 and has been serving as a non-executive director of ABC Technologies (TSX: ABCT) since November 2021. Mr. Jordan holds a Bachelor’s degree in Business Administration from Alma College in Michigan. He was also appointed to the United States Air Force Academy. Mr. Jordan brings to the Company Board extensive management, supply chain and global leadership experience.

Chris Leary. Mr. Leary has served as a director of the Company since February 23, 2024. Mr. Leary currently serves as an Investment Partner and Head of Infra Equity at OIC, leading the firm’s structured equity investment strategy, focused on sustainable middle market infrastructure opportunities. Mr. Leary is also a voting member of the Investment Committees for Infra Equity and Infra Growth at OIC, and a voting member of OIC’s valuation committee. Prior to joining OIC, Mr. Leary served at Barclays Natural Resource Investments (BNRI), a multibillion-dollar private equity fund invested globally in energy, power, renewables, asset-heavy infrastructure services and mining. Mr. Leary has served on the boards of numerous private companies, in a voting and observer capacity, throughout his career as a private equity and private debt investor in the infrastructure and natural resource sectors. Mr. Leary holds a Bachelor of Science in both Physics and Management from Boston College’s Carroll School of Management, graduating summa cum laude. Mr. Leary brings to the Company Board extensive investment, capital markets, M&A, and finance experience.

Jonathan Magaziner. Mr. Magaziner has served as a director of the Company since February 23, 2024. Mr. Magaziner is a Senior Vice President for the Infra Equity Strategy at OIC, where he is responsible for the origination, due diligence, structuring, and execution of the firm’s investments in middle market infrastructure businesses. Mr. Magaziner currently serves on the board of Bravo Infrastructure Group, owner of Radiance Solar, a leading North American solar construction company and OIC capital partner. Prior to OIC, Mr. Magaziner served as an attorney with the Private Capital Transactions Group at Ropes & Gray LLP, where he represented operating companies, private equity firms, and hedge funds in a variety of traditional and special situations transactions, including structured equity and credit investments, securitizations, leveraged buyouts, and restructurings. Mr. Magaziner also brings several years of experience working in business development and finance positions at growing energy and infrastructure businesses. Mr. Magaziner holds a B.A. in Public Policy from Brown University, a J.D., cum laude, from Harvard Law School, and an M.B.A with High Distinction from Harvard Business School, where he was a Baker Scholar. Mr. Magaziner brings to the Company Board significant executive and transactional experience.

Matti Masanovich. Mr. Masanovich has served as a director since the closing of the Business Combination. Mr. Masanovich has served as Senior Vice President and Chief Financial Officer of Catalent since July 2023. Prior to joining Catalent, Mr. Masanovich served as Executive Vice President and Chief Financial Officer of Tenneco Automotive from August 2020 until November 2022. Prior to joining Tenneco Automotive, Mr. Masanovich was Chief Financial Officer of Superior Industries International, Inc. between September 2018 and August 2020. Previously, he was with General Cable Corporation, serving from November 2016 to June 2018 as Senior Vice President and Chief Financial Officer. Prior to that, Mr. Masanovich served in various senior finance and accounting roles at Tier 1 automotive suppliers such as International Automotive Components and Aptiv (formerly Delphi). Mr. Masanovich holds a Bachelor of Commerce and Masters of Business Administration from the University of Windsor. He was also previously a chartered accountant with the Canadian Institute of Chartered Accountants. Mr. Masanovich brings to the Company Board extensive management and finance and accounting experience.

Dale McKee. Mr. McKee has served as a director of Carbon Revolution PL since September 2018 and a director of the Company since the closing of the Business Combination. Mr. McKee serves as director, honorary treasurer, and chair of the Audit and Risk Committee of Museums Board of Victoria and as Trustee of the Marion and EH Flack Trust. He previously served as a senior partner at PricewaterhouseCoopers from 1993 to 2018. Mr. McKee is a former member of the Australian Auditing Standards Board. He holds a Bachelor of Business from Federation University and is a Fellow of the Institute of Chartered Accountants in Australia and New Zealand. Mr. McKee brings to the Company Board extensive experience with respect to audit, accounting, corporate governance, risk management, and capital markets matters.

Executive Officers

Donald Hampton, Jr. See “—Directors”.

Gerard Buckle. Mr. Buckle has served as the Chief Financial Officer of Carbon Revolution PL since September 2019 and as the Chief Financial Officer of the Company since December 2022. From December 2015 to September 2019, he served as General Manager Southern Region for Incitec Pivot Fertilisers (a division of Incitec Pivot Ltd) and General Manager of Finance and Investor Relations for Incitec Pivot Ltd. He previously served as Chief Financial Officer at Olex Australia Pty Ltd, Orica Chemnet (a division of Orica Australia Pty Ltd) and Jetstar Airways Pty Ltd. Mr. Buckle is a chartered accountant in Australia, with a Bachelor of Business from Ballarat University and a Graduate Diploma of Applied Finance from the Financial Services Institute of Australia.

Ashley Denmead. Dr. Denmead has served as the Chief Technology Officer of the Company since the closing of the Business Combination. Dr. Denmead is a founder of Carbon Revolution PL and an experienced executive with 19 years of experience developing and commercializing the technology to bring carbon fiber wheels to the automotive market. In the last five years, Dr. Denmead has maintained a position on the Carbon Revolution PL and the Company’s executive team, including as Engineering and Design Director and more recently becoming the Chief Technology Officer. During this period, he has been responsible for the company’s product design and technology direction. Dr. Denmead holds a Bachelor in Mechanical Engineering and Computer Science and a Doctor of Philosophy in Composite Materials both from Deakin University.

David French. Mr. French has served as the Vice President Operations of Carbon Revolution since January 2023 and as an officer of the Company since the closing of the Business Combination. He is a globally experienced automotive executive with extensive background in business planning and strategy, vehicle program delivery, product development systems and manufacturing leadership. From February 1984 to April 2019, Mr. French previously held senior management roles at Ford Motor Company of Australia Pty Ltd, including Programs Director, Commercials Vehicle Asia, Pacific and Africa. Mr. French also served as a director of Ford Motor Company of Australia Pty Ltd. He was a member of the PAC Group (USA), an advisory board with a special interest in business alliance development, from September 2020 to January 2022. Mr. French holds a Bachelor of Mechanical Engineering degree from the University of Adelaide.

David Nock. Mr. Nock has served as General Counsel since August 2017 and as Company Secretary of Carbon Revolution PL since September 2017 and as General Counsel and Company Secretary of the group since the closing of the Business Combination. From 2012 to July 2016, he served as Regional Commercial Director of Oakley Asia Pacific (Luxottica), and from 2016 to July 2017, he served as General Manager of South-East Asia, India and Korea – Oakley Distributors and Franchisees (Luxottica). From 2006 to 2011, he served as Regional General Counsel for Quiksilver Asia Pacific. Earlier in his career, Mr. Nock was corporate counsel at ACP Magazines and solicitor at Minter Ellison. Mr. Nock holds Arts and Law Degrees from the University of Melbourne and a Master of Business Administration from Melbourne Business School.

Alia Comai. Ms. Comai has served as Chief Revenue Officer since June 2024. From February 2022 to June 2024, Ms. Comai served as Vice President and General Manager – North America at Questar Auto Technologies, Inc.  From September 2019 to February 2022, Ms. Comai served as Vice President of Neapco Holdings LLC.  She has almost three decades experience in the automotive industry, beginning her career as a product development engineer at Chrysler and subsequently held progressive, cross-functional roles with leading Tier-1 automotive suppliers such as Magna, Nippon Seiki, and Bosch over a twenty-year span. Ms. Comai holds a Bachelor of Applied Science in Electric Engineering from the University of Windsor and a Master of Business Administration from the University of Detroit Mercy.

The business address for each of the directors and executive officers of the Company is Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements and Understandings

Ms. Dedo and Messrs. Jordan, Lutz and Masanovich were selected from a list of director candidates mutually agreed between Carbon Revolution PL and Twin Ridge. Pursuant to the OIC Shareholder’s Agreement, Messrs. Leary and Magaziner were appointed directors of the Company. See “Item 5. Operating and Financial Review and Prospects, A. Operating Results, Impact of Business Combination and Related Financing Transactions.” Except as described herein, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or executive officer.

Board Diversity Matrix

B.	Compensation

The following table presents in the aggregate all compensation paid to all of our directors and executive officers as a group for the year ended June 30, 2024. This does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during the period.

All amounts below reflect the compensation paid in US dollars converted where applicable using the conversion rate at the balance sheet date, June 30, 2024.

	Salary or Fees Earned or Paid in Cash ($)	Retirement or similar Benefits (1) ($)	Ordinary Share Awards ($)	Cash Bonus (2) ($)	Total ($)
All directors and executive officers	1,692,771	154,702	-	180,170	2,027,643

1.
The retirement and similar benefits outlined above are subject to the terms and conditions of each employee’s contract. For Australian employees, the company adheres to statutory requirements for superannuation contributions. In the United States, employees receive a stipend in lieu of a 401(k) plan and health benefits. Eligibility for these benefits may vary based on tenure and position within the company.

2.
The cash bonus payment described above pertains to the FY23 Short Term Incentive program, which includes all executive officers and select key employees. This program was contingent upon meeting specific performance metrics related to overall profitability, company revenue, and individual performance goals. For FY23, the short term incentive was paid below target levels.

C.	Board Practices

The information below is provided for the fiscal year of the Company ended June 30, 2024. Prior to the Business Combination on November 3, 2023, the Company did not have any operations.

Service Period

 As of June 30, 2023 and prior to the Business Combination, Jacob Dingle, Rolando Ebuna and Ronan Donohoe served on the board of directors of the Company.  Ronan Donohoe was appointed to the board on 25 November 2022.  Jacob Dingle and Rolando Ebuna were appointed to the board on 22 December 2022.  Ronan Donohoe and Rolando Ebuna resigned on closing of the Business Combination.

Mark Bernhard, Lucia Cade, Jacqueline A. Dedo, Burt Jorden, James Douglas, Robert A. Lutz, Matti Masanovich and Dale McKee were appointed to the board on November 3, 2023. Mark Bernhard, Lucia Cade and  James Douglas retired from the board on February 13, 2024. Chris Leary and Jonathan Magaziner were appointed to the board on February 23, 2024.

As of June 30, 2024 Jacob Dingle, Jacqueline A. Dedo, Burt Jorden, Robert A. Lutz, Matti Masanovich, Dale McKee, Chris Leary and Jonathan Magaziner served on the board of directors of the Company.

Directors’ Service Contracts with the Company or Subsidiaries

The directors appointed as of June 30, 2023 did not have in place formal service contracts with the Company.  Rolando Ebuna and Ronan Donohoe were appointed pursuant to the terms of an engagement letter between the Company and Cafico International, pursuant to which Cafico International agreed to provide Irish resident directors to the Company.  Jacob Dingle did not have a formal service contract in place with respect to his services as a director for the financial year ended June 30, 2023.

All directors serving on the board are appointed according to a formal letter of appointment, with the exception of Chris Leary and Jonathan Magaziner, who were appointed pursuant to the OIC Shareholder’s Agreement.

Committee Information

As of June 30, 2023 and prior to the Business Combination, the Company had not established any committees of the board. Upon consummation of the Business Combination, the Board set up an Audit & Risk Committee and a Remuneration & Nominating Committee to carry out certain responsibilities of the board as set out in their respective charters.

Audit and Risk Committee

The audit and risk committee consists of Dale McKee, Matti Masanovich and Jacqueline Dedo, and Dale McKee serves as chairperson of the audit and risk committee. Under the Nasdaq listing standards and applicable SEC rules, all of the directors on the audit committee must be independent; the Company’s Board has determined that each of Dale McKee, Matti Masanovich and Jacqui Dedo are independent under the listing standards and applicable SEC rules. The audit and risk committee assists the Company’s Board in overseeing Company’s accounting and financial reporting processes, the engagement of its independent auditor and the audits of its financial statements. The Company’s Board has determined that both Dale McKee and Matti Masanovich qualify as “audit committee financial experts”, as such term is defined in the rules of the SEC. The audit and risk committee is governed by a charter that is posted on the Company’s website.

Remuneration and Nominating Committee

The remuneration and nominating committee consists of Burt Jordan, Jacqueline Dedo and Chris Leary, and Burt Jordan serves as chairperson of the remuneration and nominating committee. Under the Nasdaq listing standards, we are required to have a compensation committee consisting of at least two independent directors; the Company’s Board has determined that each of Burt Jordan and Jacqueline Dedo are independent. The remuneration and nominating committee assists the Company’s Board in (i) determining compensation for the Company’s directors and executive officers, (ii) developing the Company’s Code of Business Conduct and Ethics and other corporate governance policies and practices. The remuneration and nominating committee is governed by a charter posted on the Company’s website. In accordance with Nasdaq guidance, as the remuneration and nominating committee currently contains one non-independent director, nominating items are handled by a majority of independent directors of the Board.

D.	Employees

As of June 30, 2024 the Company had 575 employees.

E.	Share Ownership

Information regarding the ownership of Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of June 30, 2024 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

•	each of our directors;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 1,885,184 Ordinary Shares outstanding as of June 30, 2024 after giving effect to the Business Combination, and does not include 1,939,420 Ordinary Shares issuable upon the exercise of outstanding warrants as at June 30, 2024.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Beneficial Owner	Number of Ordinary Shares	Percentage of All Ordinary Shares
Executive Officers, Directors and Director Nominees

Jacqueline A. Dedo	--	--
Jacob Dingle(1)	30,151	1.6%
Burt Jordan	--	--
Chris Leary	--	--
Robert A. Lutz	--	--
Jonathan Magaziner	--	--
Matti Masanovich	--	--
Dale McKee(2)	801	*
Gerard Buckle(3)	3,147	*
David French	4,780	*
Ashley Denmead	15,442	*
David Nock(4)	2,266	*
All executive officers and directors as a group (13 persons)	56,587	3.0%
Other 5% Shareholders
Daniel Hennessy	134,000	7.1%

*	Indicates beneficial ownership of less than 1% of total outstanding Ordinary Shares.

(1)	24,036 Ordinary Shares are owned by Point Grey Investments Pty Ltd.
(2)	684 Ordinary Shares are held by McKee Family Investments Pty Ltd.
(3)	123 Ordinary Shares are held jointly with his wife, Susan Mary Buckle.
(4)	139 Ordinary Shares are held by his wife, Belinda Nock.

Note, on March 19, 2025, Jacob Dingle ceased to serve as a Director and Chief Executive Officer of the Company and Donald Hampton, Jr was appointed as a Director and Acting Chief Executive Officer of the Company, and as Chief Executive Officer on May 12, 2025. Alia Comai was designated as an Officer of the Company on April 22 2025.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our Business Combination.

Holders

The record holder of the largest number (approximately 82.76%) of shares is Cede & Co., which is based in the United States, but serves as a depositary for shares held by participants therein. Based upon the information known to the Company with respect to the identity and addresses of the participants in Cede & Co., almost all of the shares are held by participants based in Australia.

B.	Related Party Transactions

The following is a description of certain related party transactions we (or Carbon Revolution PL prior to the Business Combination) have entered into since July 1, 2023 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements.

Business Combination

On November 3, 2023, Twin Ridge, the Company, Carbon Revolution PL and MergerSub, consummated the business combination pursuant to the terms of a Business Combination Agreement (“the BCA”), dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of the Company, with shareholders of Twin Ridge receiving Ordinary Shares, in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by assumption by the Company of the obligations under such warrants, including to become exercisable in respect of Ordinary Shares instead of Twin Ridge ordinary shares. In addition, Twin Ridge, Carbon Revolution PL and the Company implemented a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, which resulted in all shares of Carbon Revolution PL being canceled in return for consideration, with Carbon Revolution PL issuing one share to the Company (resulting in Carbon Revolution PL becoming a wholly-owned subsidiary of the Company) and the Company issuing Ordinary Shares to the shareholders of Carbon Revolution PL.

Related Party Loans

No related party loans.

Registration Rights Agreement

At the closing of the Business Combination, the Company, the Founder Holders and certain shareholders of Carbon Revolution PL entered into a Registration Rights Agreement, pursuant to which, among other things, the Company will agree to undertake certain shelf registration obligations in accordance with the Securities Act, and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents.

Lock-Up Agreements

Prior to the closing of the Business Combination, certain directors and officers of the Company entered into separate Lock-Up Agreements, pursuant to which the Ordinary Shares held by such shareholders were locked-up and subject to transfer restrictions for 180 days following the closing date of the Business Combination, subject to certain exceptions.

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

OIC Financing

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—OIC Financing.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for the Company’s consolidated financial statements and other financial information.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or may be subject to claims arising in the ordinary course of business. Such proceedings or claims may involve disputes with customers, suppliers, consumers, regulators, employees, contractors, competitors, investors or other parties, and may involve disputes relating to intellectual property rights. Although the results of any current proceedings or claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a long term material adverse effect on our business, operating results, financial condition or cash flows. Litigation can have an adverse impact on us (regardless of the outcome) because of factors including the cost of defending a claim, diversion of management or related resources, impact on reputation and relationships, and depending on outcome, settlement costs and cost of remedies, which we may become liable for or subject to.

Dividends

The Company has not paid any cash dividends on the Ordinary Shares to date and does not intend to pay a cash dividend. The payment of any dividends in the future will be dependent, among other things, upon Carbon Revolution’s revenues and earnings, if any, capital requirements and general financial condition as well as compliance with the Company’s Amended and Restated Memorandum and Articles of Association. In addition, under the terms of the New Debt Program, subject to certain exceptions, the Company is restricted from paying any dividends or making any other distribution on capital stock. Similarly, under the terms of the OIC Financing, in the event the Company made a dividend or distribution or other payment to shareholders, it would be considered a Springing Rights Matter.

B.	Significant Changes

A discussion of significant changes in our business can be found under “Item 5. Operating and Financial Review and Prospects, A. Operating Results, Impact of Business Combination and Related Financing Transactions”.

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

Public Warrants

As of June 30, 2024, there were 7,102,890 Public Warrants outstanding. The Public Warrants, each of which is exercisable for one-tenth of an Ordinary Share, each at an exercise price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share) will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

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

Not applicable.

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

Structured Voting Rights

In connection with the OIC Financing, for so long as there are Class A Preferred Shares in issue, the prior written consent of the Class A Preferred Shareholders holding a majority of the Class A Preferred Shares in issue (“Class A Majority”) shall be required before the Company can undertake certain matters, as set out in the Company’s Amended and Restated Memorandum and Articles of Association (“Class A Structured Voting Rights”). Additionally, for so long as there are Class B Preferred Shares in issue, the prior written consent of the Class B Preferred Shareholders holding a majority of the Class B Preferred Shares in issue (“Class B Majority”) shall be required before the Company can undertake certain matters, as set out in the certificate of designation of the Class B Preferred Shares (“Class B Structured Voting Rights”, and together with the Class A Structured Voting Rights, the “Structured Voting Rights”).

Directors

The directors, other than Chris Leary and Jonathan Magaziner, are divided into three classes, designated Class I, Class II and Class III. The term of the initial Class I directors shall terminate at the conclusion of the Company’s 2024 annual general meeting; the term of the initial Class II directors shall terminate on the conclusion of the Company’s 2025 annual general meeting; and the term of the initial Class III directors shall terminate on the conclusion of the Company’s 2026 annual general meeting. Directors are eligible to stand for re-election at the relevant annual general meeting. Directors shall be re-elected for a three-year term. Cumulative voting in the election of directors is not provided for. Chris Leary and Jonathan Magaziner, appointed in February 2024, are Class A Preferred Directors’ and are not subject to reelection due to their appointment right by OIC.

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

No Share Qualification

The Stock Ownership Policy sets out minimum stock holding requirements for Directors, CEO, CFO and other executive team members.  The policy sets our minimum shareholding requirements for directors and members of the executive team of the Company.  For directors the minimum is five times annual cash fees (excludes committee fees or additional chair compensation). For the CEO the minimum is five times annual cash remuneration. For the CFO the minimum is 2.5 times annual cash remuneration. Participants are expected to meet the minimum holding requirements within five years. The calculation may include shares of common stock of the Company together with certain earned and vested RSUs and other rights to such shares. With respect to any non-executive director who serves on the board pursuant to the nomination rights or other agreement with a shareholder of the Company, whether set forth in a contractual arrangement or the terms of any class or series of preferred shares, the calculation shall also include any shares owned such shareholder directly and any shares issuable upon exercise of any vested options or warrants to acquire shares.

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

Amendment to Rights

Where the rights attaching to shares are set out in the Amended and Restated Memorandum and Articles of Association, any changes to these rights will need to be effected by way of a special resolution (passed by 75% of the votes cast by shareholders attending and voting at the meeting) amending the Amended and Restated Memorandum and Articles of Association. Additionally, the rights attaching to a particular class of shares may only be varied if (a) the holders of 75% of the nominal value of the issued shares of that class consent in writing to the variation, or (b) a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation. For so long as there are Preferred Shares in issue, any amendments to the Amended and Restated Memorandum and Articles of Association will also require the consent of a Class A Majority and Class B Majority.

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

Transfer of Ordinary Shares

Subject to the restrictions contained in the BCA with respect to the Company’s Ordinary Shares, and subject to any further restrictions contained in the Amended and Restated Memorandum and Articles of Association, any Company shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by the Company Board.

Liquidation

On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution will first be applied in paying to holders of the Preferred Shares the relevant Class A Preferred Share Return (as defined in this Report) and Class B Preferred Share Return (as defined in this Report), following which any remaining assets shall be distributed among the holders of the Ordinary Shares on a pro rata basis. If the Company’s assets available for distribution are insufficient to pay to the holders of Preferred Shares their Class A Preferred Share Return and Class B Preferred Share Return, the assets will be distributed so that the losses are borne by the holders of the Preferred Shares proportionately. Where there are sufficient assets available to pay the Class A Preferred Share Return and Class B Preferred Share Return to all holders of Preferred Shares, but the assets are insufficient to repay all of the paid-up Ordinary Shares, the assets will be distributed so that the losses are borne by the Company’s ordinary shareholders proportionately.

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

Warrants

Public Shareholders’ Warrants

The Public Warrants will entitle the registered holder to purchase one-tenth of an Ordinary Share. Each Public Warrant will entitle the registered holder to purchase one-tenth of an Ordinary Share at a price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share), subject to adjustment as discussed below, at any time commencing on November 29, 2023. The Public Warrants will expire on November 3, 2028, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

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

Notwithstanding the above, if Ordinary Shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

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

The redemption criterion discussed above have been established to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $180.00 redemption trigger price (as adjusted for adjustments described under – Anti-dilution Adjustments) as well as the $115.00 per whole Ordinary Share warrant exercise price after the redemption notice is issued.

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

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of Ordinary Shares issuable upon exercise of a Public Warrant or the exercise price of a Public Warrant is adjusted as set forth under the subheading “—Anti-dilution Adjustments” below. If the number of Ordinary Shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of Ordinary Shares deliverable upon exercise of a Public Warrant to purchase a whole Ordinary Share immediately prior to such adjustment and the denominator of which is the number of Ordinary Shares deliverable upon exercise of a Public Warrant as so adjusted. The number of Ordinary Shares in the table below shall be adjusted in the same manner and at the same time as the number of Ordinary Shares issuable upon exercise of a Public Warrant. If the exercise price of a Public Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-dilution Adjustments” and the denominator of which is $100.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Public Warrant pursuant to such exercise price adjustment.

	Fair Market Value of Ordinary Shares
Redemption Date (period to expiration of warrants)	≤$100.00	$110.00	$120.00	$130.00	$140.00	$150.00	$160.00	$170.00	≥$180.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Public Warrant exercised for a whole Ordinary Share (ten Public Warrants are required to be exercised to obtain one whole Ordinary Share) exercised will be determined by a straight-line interpolation between the number of Ordinary Shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $110.00 per share, and at such time there are 57 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277  Ordinary Shares for each Public Warrant exercised for a whole Ordinary Share (ten Public Warrants are required to be exercised to obtain one whole Ordinary Share). For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $135.50 per share, and at such time there are 38 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.298 Ordinary Shares for each Public Warrant exercised for a whole Ordinary Share (ten Public Warrants are required to be exercised to obtain one whole Ordinary Share). In no event will the Public Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Ordinary Shares per warrant exercisable for a whole Ordinary Share (subject to adjustment). Finally, as reflected in the table above, if the Public Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.

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

As stated above, the Public Warrants can be redeemed when the Ordinary Shares are trading at a price starting at $115.00, which is below the exercise price of $150.00 per share, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Public Warrants on a cashless basis for the applicable number of Ordinary Shares. If the Company chooses to redeem the Public Warrants when the Ordinary Shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Ordinary Shares than they would have received if they exercised their Public Warrants for Ordinary Shares if and when such Ordinary Shares were trading at a price higher than the exercise price of $115.00 per share.

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

In addition, if (x) we issue additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $92.00 per Ordinary Share (with such issue price or effective issue price to be determined in good faith and in the case of any such issuance to Sponsors or their affiliates, without taking into account any Founder Shares held by the Founder Holders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, that was available for the funding of the Business Combination on the date of the completion of the Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the Ordinary Shares during the 20 trading day period starting on the trading day prior to the Twin Ridge Merger Effective Time (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $180.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $100.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

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

The Public Warrants that are to be exchanged for Public Warrants have been issued in registered form under the Existing Warrant Agreement. The Existing Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder for the purposes of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Existing Warrant Agreement to the description of the terms of the warrants and the Existing Warrant Agreement set forth in the prospectus for Twin Ridge’s initial public offering, or defective provision, (ii) amending the definition of ordinary cash dividends on Ordinary Shares as contemplated by and in accordance with the Existing Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties to the Existing Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Public Warrants, provided that the approval by the holders of at least 50% of the then outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the Existing Warrant Agreement, which has been filed as an exhibit to this Report, for a complete description of the terms and conditions applicable to the Public Warrants.

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

OIC Warrants

Under the OIC Financing, OIC was issued the initial OIC Warrant, a warrant to purchase Ordinary Shares at an exercise price of US$0.01 per Ordinary Share (adjusted from time to time in accordance with the terms of the OIC Warrant).

The initial OIC Warrant has a term of seven years from the Initial Closing unless exercised earlier in accordance with its terms. The OIC Warrant may be exercised for cash or may be exercised on a cashless basis.

The terms of the initial OIC Warrant were subsequently amended in connection with subsequent releases of funds from the escrow account to change the amount for which the initial OIC Warrant may be exercised. As amended, the OIC Warrant may be exercised for a number of Ordinary Shares in an amount equal to, as of a specified date, (i) the aggregate number of outstanding Ordinary Shares calculated on a Fully-Diluted Basis (as defined in the OIC Warrant), multiplied by the vested warrant percentage (the “Vested Warrant Percentage”), which will be calculated as follows:

•	12.49%, on and from the Initial Closing; plus
•
0.7% in connection with the escrow release in April 2024; plus 0.43% in connection with each additional escrow release, of which four escrow releases have been completed as of the date of this Annual Report; plus

•	2.5%, subject to OIC not having failed to fund a Subsequent Financing upon the satisfaction of the relevant conditions by the Company, upon the earlier of:
−	completion of a Subsequent Financing; and
−	24 months after the Initial Closing.

In addition to the vesting of a portion of the initial OIC Warrant, in connection with each additional funding release, the Company issued additional warrants to the OIC Investors. On April 10, 2024, the Company issued the Warrant No. 2 to the OIC Investors that are exercisable for a number of shares equal to 7.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 2). On May 24, 2024, the Company issued the Warrant No. 3 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 3). On June 21, 2024, the Company issued Warrant No. 4 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.4). On July 10, 2024, the Company issued Warrant No. 5 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.5). On July 29, 2024, the Company issued the Warrant No. 6 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.6). On September 5, 2024, the Company issued Warrant No. 7 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.7). On October 30, 2024, the Company issued Warrant No. 8 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 8). On December 20, 2024, the Company issued Warrant No. 9 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 9). On January 21, 2025, the Company issued Warrant No. 11 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 11). On March 7, 2025, the Company issued Warrant No. 13 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 13).  On May 9, 2025, the Company issued Warrant No. 27 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 27). On March 7, 2025, the Company issued Warrants No. 14 to 26 to the lenders under the New Debt Program, that are collectively exercisable in aggregate for a number of shares equal to 1.11% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrants No. 14 to 26). On such date, Warrants No. 10 and 12 were voided and previous Warrant No. 14 was replaced. On May 9, 2025, the Company issued Warrants No. 28 to 40 to the lenders under the New Debt Program, that are collectively exercisable in aggregate for a number of shares equal to 0.37% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrants No. 28 to 40).

As of the date of this Annual Report, warrants to purchase ordinary shares equivalent to a total of 56.36% of ordinary shares issued calculated on a fully diluted basis, have now been issued to the OIC Investors and vested, and warrants to purchase ordinary shares equivalent to a total of 1.48% of ordinary shares issued calculated on a fully diluted basis, have now been issued to Existing Lenders and vested.

Preferred Shares

Class A Preferred Shares

The terms of the Class A Preferred Shares are as set forth in the Company’s Amended and Restated Memorandum and Articles of Association.

The holders of the Class A Preferred Shares are entitled to cumulative dividends of 12% per annum, on the Class A Preferred Share Amount (as defined in the Amended and Restated Memorandum and Articles of Association) of each Preferred Share during the applicable fiscal quarter, which accrue daily and are payable in cash or Class A Preferred Shares at the Company’s option, in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association. No distributions shall be made with respect to any shares in the capital of the Company prior to the holders of the Class A Preferred Shares having received their Class A Preferred Share Return (as defined below). On return of capital on liquidation, a capital reduction or otherwise, the assets remaining shall first be applied in paying the holders of Class A Preferred Shares (the ‘‘Class A Preferred Shareholders’’) prior and in preference to the members holding any other class of shares in the capital of the Company. Upon redemption, the holders of the Class A Preferred Shares are also entitled to receive a dividend make-whole payment.

The holders of Class A Preferred Shares have the right to exercise a number of votes at any general meeting of the Company, calculated in accordance with the formula set forth in the Company’s Amended and Restated Memorandum and Articles of Association. The Company may elect to redeem some or all of the Class A Preferred Shares during the five years following the Initial Closing, and is required to redeem the Class A Preferred Shares on the fifth anniversary of the Initial Closing in cash. “Class A Preferred Share Return” means an amount of cash or redemption payments sufficient to cause the holders of the Class A Preferred Shares to receive the aggregate of the sum of (x) in the case of the Initial and Released Class A Preferred Shares (as defined in the Company’s Amended and Restated Memorandum and Articles of Association), (i) the greater of (A) a MOIC (as defined in the Company’s Amended and Restated Memorandum and Articles of Association) of one and three quarters (1.75) or (B) a twelve percent (12%) IRR with respect to $70,000,000 less the OIC Reserve Recovery Amount (as defined in the Company’s Amended and Restated Memorandum and Articles of Association, if any; plus (ii) a MOIC of one and one quarter (1.25) with respect to the OIC Reserve Recovery Amount), which shall be allocated pro rata amongst the Initial and Released Class A Preferred Shares; (y) with respect to any Preferred Share issued on a Subsequent Closing, the greater of (A) a MOIC of one and three quarters (1.75) or (B) a twelve percent (12%) IRR with respect to the Class A Preferred Share Amount attributable thereto; and (z) with respect to each Class A Preferred PIK Share (as defined in the Company’s Amended and Restated Memorandum and Articles of Association) issued, the Class A Preferred Share Amount attributable thereto, plus any accrued but unpaid dividends thereon, provided, however, that if the Class A Preferred Share by reference to which a Class A Preferred PIK Share was issued, is redeemed, such Class A Preferred PIK Share shall also be deemed to be redeemed for no additional consideration. The holders of Class A Preferred Shares are entitled to vote separately as a single class, for the election of one or more additional Directors in case of dividend arrears or other specified events, or upon other matters.

Holders of Class A Preferred Shares are entitled to cumulative dividends at the Class A Preferred Dividend Rate (as defined in the Company’s Amended and Restated Memorandum and Articles of Association), which accrue daily from the date of issuance of the Class A Preferred Share, prorated for the partial fiscal quarter (“Class A Preferred Dividend”). The Class A Preferred Dividend is paid on the Class A Preferred Payment Date (as defined in the Company’s Amended and Restated Memorandum and Articles of Association) and prior to any dividend or other distribution being paid or made with respect to any other class of shares of capital stock of the Company, with respect to the fiscal quarter ended immediately prior to such Class A Preferred Payment Date. Payment of the Class A Preferred Dividend may be satisfied by payment in cash at the Class A Preferred Dividend Rate or through the issuance of additional Class A Preferred Shares (a ‘‘Class A Preferred PIK Distribution’’). The number of Class A Preferred PIK Shares to be issued on a Class A Preferred PIK Distribution shall be determined by dividing: (i) the relevant amount of Class A Preferred Dividends to be satisfied by the issue of Class A Preferred PIK Shares; by (ii) the Class A Preferred Share Amount, and rounding up the quotient. No fractional shares shall be issued on a Class A Preferred PIK Distribution.

Class B Preferred Shares

The terms of the Class B Preferred Shares are as set forth in the Company’s certificate of designation of Class B Preferred Shares. The Class B Preferred Shares have substantially the same terms as the Class A Preferred Shares except, if certain conditions are not satisfied by the Company when required. However, subsequent to the issuance of the Class B Preferred Shares, such conditions were waived by holders of the requisite majority of the Class B Preferred Shares.

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

If Ordinary Shares or Public Warrants are sold, exchanged, redeemed, retired or otherwise disposed of in a taxable transaction for Euros, the amount realized generally will be the U.S. dollar value of the Euros received based on the spot rate in effect on the date of sale, exchange, redemption, retirement or other taxable disposition. If you are a cash method taxpayer and the Ordinary Shares and/or Public Warrants are traded on an established securities market, Euros paid or received will be translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of Ordinary Shares or Public Warrants traded on an established securities market, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Euros received on the sale or other disposition of an Ordinary Share or Public Warrant generally will have a tax basis equal to its U.S. dollar value as determined pursuant to the rules above. Any gain or loss recognized by you on a sale, exchange, redemptioThe amount of current bn, retirement or other taxable disposition of Euros will be ordinary income or loss and generally will be U.S.-source gain or loss.

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

General Exemptions

Irish domestic law provides that a non-Irish resident holder of Ordinary Shares is not subject to DWT on distributions received from the Company if such holder of Ordinary Shares is beneficially entitled to the distribution and is either:

•
a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, please see Exhibit 15.1 to this Report;

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

Additional Anti-avoidance Measures

Notwithstanding the above stated exemptions, payments of distributions to associated entities in jurisdictions that are on the EU list of non-cooperative jurisdictions or zero-tax jurisdictions may be subject to DWT on payment. Association for these purposes generally means a 50% ownership connection (assessed on the basis of share ownership, voting power or entitlement to profits on a distribution) or the ability to participate in the board of directors in a manner that causes, or could cause, the affairs of the company to be conducted in accordance with that person’s wishes.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

Name	Registered Office	Nature of business	Class of shares held	Proportion of Nominal Value
Carbon Revolution Pty Ltd	Building NR, Geelong Technology Precinct, 75 Pigdons Road, Waurn Ponds Vic 3216 Australia	IP owner, holding company	Ordinary	100%
Carbon Revolution Operations Pty Ltd	Building NR, Geelong Technology Precinct, 75 Pigdons Road, Waurn Ponds Vic 3216 Australia	Carbon fiber wheels design manufacture and sale	Ordinary	100%
Carbon Revolution Technology Pty Ltd	Building NR, Geelong Technology Precinct, 75 Pigdons Road, Waurn Ponds Vic 3216 Australia	No activities	Ordinary	100%
Carbon Revolution (USA) LLC	1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, USA	Employs small sales team	n/a	100%
Poppettell Merger Sub	Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands	Twin Ridge merged with and into this entity. No activities	Ordinary	100%

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, we are not required to provide this information.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Company management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of June 30, 2024. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2024, the  disclosure controls and procedures were not effective due to the material weaknesses identified by management, as described below. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to Company management, including the Chief Executive Officer, to allow timely decisions regarding required disclosures.

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

In order to maintain and improve the effectiveness of its internal control over financial reporting, the Company will expend, and anticipates that it will continue to expend, significant resources, including accounting-related costs and significant management oversight. The Company’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after it is no longer an emerging growth company. At such time, the Company’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which the Company’s internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results and could cause a decline in the price of the Ordinary Shares. Any material weaknesses will not be considered remediated until the mitigating controls have operated for the required period of time and until the operating effectiveness of the controls has been validated, through testing, by management.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer and the oversight of our audit and risk committee, has evaluated the effectiveness of our internal control over financial reporting as of June 30, 2024. In assessing the effectiveness of our internal control over financial reporting, our management used the framework established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation and the material weakness described above, our management has concluded that our internal control over financial reporting was ineffective as of June 30, 2024.

Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report of the Company’s registered public accounting firm because as an “emerging growth company” we are exempt from Section 404(b) of the Sarbanes-Oxley Act.

Changes in Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended June 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

Audit and risk committee members include Dale McKee (chair), Matti Masanovich and Jacqueline A. Dedo. Each member of the Audit and risk committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and is financially literate and each of Matti Masanovich and Dale McKee qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Item 16B.	Code of Ethics.

We adopted a Code of Conduct applicable to our directors, officers and employees (the “Code of Conduct”). A copy of the Code of Ethics is available on our website. We intend to post on the Corporate Governance section of our website required disclosures concerning any amendments to, or waivers from, any provision of the Code of Conduct.

Item 16C.	Principal Accountant Fees and Services.

The following table summarizes the aggregate fees for professional audit services and other services rendered by KPMG for the years ended June 30, 2024 and 2023.

KPMG was engaged in December 2023 to audit the financial statements of the Company as of June 30, 2024. Accordingly, the audit fees shown represent the audit fees for the year ended June 30, 2024. The year ended 30 June 2023 includes an amount of A$99,275 for the three fiscal years ending June 30, 2023, 2022 and 2021 and relate only to the audit of the parent company prior to the merger.

	For the Years Ended June 30,
A$	2024	2023

Audit Fees	2,286,700	99,275
Audit-Related Fees	-	-
Tax Fees	40,000	40,883
All Other Fees	-	-
Total Fees	2,326,700	140,158

(1) Audit fees include fees for services performed to comply with the International Financial Reporting Standards, including the audit of our consolidated financial statements. This category also includes fees for audits provided in connection with statutory filings or services that generally only the principal independent auditor reasonably can provide, such as consent and assistance with and review of our SEC filings.

(2) Audit-related fees include, in general, fees such as assurances and related services, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, and consultation regarding financial accounting and reporting standards, which are traditionally performed by the independent accountant but are not considered audit fees.

(3) Tax fees include fees for services performed by professional staff of in the respective accountant’s tax division (except those relating to audit or audit-related services), including fees for tax compliance, planning and advice.

Audit and Risk Committee Pre-approval Policy and Procedures

The Audit and Risk Committee established a policy that all audit and permissible non-audit services provided by the independent registered public accounting firm will be pre-approved by the Audit and Risk Committee, and all such services were pre-approved materially in accordance with this policy during the fiscal year ended June 30, 2024. These services included audit services, audit-related services, and services related to research and development taxation services. The Audit and Risk Committee considered whether the provision of each non-audit service was compatible with maintaining the independence of the auditors.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

Carbon Revolution

As previously reported on the Company's Form 20-F filed on November 13, 2023, on November 7, 2023, Deloitte Touche Tohmatsu (‘‘Deloitte’’) informed us that they were declining to stand for reelection as Carbon Revolution’s auditors for the fiscal period ending June 30, 2024. Deloitte subsequently confirmed its resignation by letter dated January 19, 2024. For more information, please refer to the Company’s Form 20-F filed on November 13, 2023.

The Company requested that Deloitte furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 9, 2023, is filed as Exhibit 15.2. The Company has engaged a new accounting firm, KPMG. During the two fiscal years ended June 30, 2023, neither the Company, nor anyone on its behalf, consulted KPMG regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F. of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) in Item 16F. of Form 20-F).

The Company

On February 6, 2024, EisnerAmper Audit Limited (“EisnerAmper”), the independent accountant of the Company, provided us with a resignation letter. The audit report of EisnerAmper as at March 31, 2023 was prepared pursuant to section 1291 of the Companies Act 2014, as part of the company’s re-registration as a Public Limited Company (“PLC”) under Irish company law. The audit report did not contain any adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles. The audit report included an Emphasis of Matter paragraph to draw the reader’s attention to the note disclosure, which explained that the financial statement was prepared in accordance with a special purpose framework for the directors for the purpose of complying with the requirements of the re-registration of the company as a PLC. During the period of engagement, and the subsequent interim period, there were no (1) disagreements with EisnerAmper on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with its report, or (2) reportable events.

The Company requested that EisnerAmper furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 21, 2024, is filed as Exhibit 15.3. During the two fiscal years ended June 30, 2023, neither the Company, nor anyone on its behalf, consulted KPMG regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F. of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) in Item 16F. of Form 20-F).

Item 16G.	Corporate Governance.

Disclosure of compensation for additional members of the Company’s management body is not required in the Company’s home country and is not otherwise publicly disclosed by the Company.

The corporate governance practice in the Company’s home country does not require the Company to obtain shareholder approval prior to the issuance of securities in certain circumstances as set forth in Nasdaq Rule 5635.  The Company has elected to comply with its home country requirements in lieu of Nasdaq Rule 5635.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.	Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to our company. The insider trading policy is filed as an exhibit to this Report.

Item 16K.	Cybersecurity.

Cybersecurity risk management is an important part of the Company's overall enterprise risk management systems and processes. Our cybersecurity policies, standards, processes and practices are based on the Australian Government (Australian Signals Directorate) Essential 8 Maturity Model framework. The Company’s cybersecurity program utilizes risk assessments for the identification of material cybersecurity risks to critical systems, information, personnel, facilities, and technology environments.

We operate cybersecurity threat intelligence and monitoring programs that utilize third-party tools and services, commercial and open-source threat intelligence to identify and assess threats. Security events are evaluated and prioritized for response and remediation.

We conduct regular internal workforce training and awareness programs, perform internal testing and assessments of controls where appropriate, and periodically engage external service providers and consultants to conduct assessments, evaluations, and penetration testing activities.

Third-party risk management processes exist to minimize the material cybersecurity risks associated with our use of third-party suppliers, vendors and service providers.
 Cybersecurity risks, cyber risk ratings and cybersecurity program maturity are typically considered when selecting and performing oversight of third-party service providers. While we are in the process of increasing the resiliency of these processes, our control over and ability to monitor the security posture of third-party vendors and service providers remains limited and there can be no assurance that we can prevent, mitigate or remediate the risk of any compromise or failure in the security infrastructure owned or controlled by such third parties. Additionally, any contractual protections with such third parties, including our right to indemnification, if any at all, may be limited or insufficient to prevent a negative impact on our business from such compromise or failure.

Our cybersecurity program is led by the Chief Financial Officer and the IT Steering Committee with oversight by the Audit and Risk Committee of the Board and executive management. The IT Steering Committee includes our Chief Financial Officer (“CFO”), Chief Technology Officer (“CTO”), the Information Technology team and relevant cross-functional leaders in the business. The IT Steering Committee receives and reviews regular reporting on the Company’s cyber security posture, threat environment and cyber security incidents. The CFO and CTO have served in various roles requiring risk management expertise and are supported by IT professionals (both internal and external to the organization) with relevant experience.

The Board has delegated to the Audit and Risk Committee the responsibility of exercising oversight of our cybersecurity risk management as part of the overall enterprise risk management framework. Our broader risk management process is led by our General Counsel. Our CFO and IT Steering Committee provide updates to the Audit and Risk Committee regarding our cybersecurity risk management program as appropriate. The full Board receives updates from the Audit and Risk Committee and management regarding our cybersecurity program as appropriate.

We have not identified cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. For information regarding cybersecurity risks that may materially affect our Company, see Item 3.D Key Information—Risk Factors— The Company’s or a third party’s information technology systems or processes may fail, become materially inoperable or be subject to attack and the Company’s business may be adversely impacted.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The consolidated financial statements of the Company as of June 30, 2024, have been audited by KPMG (PCAOB ID No. 1020), independent registered public accounting firm.

The consolidated financial statements of Carbon Revolution Limited (now operating as a subsidiary of Carbon Revolution Public Limited Company after the capital reorganization  described in Notes 1.1 and 6.7 to the consolidated financial statements) and subsidiaries as of June 30, 2023 and June 30, 2022, and for each of the two years in the period ended June 30, 2023, before the effects of the retrospective adjustments related to the capital reorganization  discussed in Notes 1.1 and 6.7 to the consolidated financial statements, have been audited by Deloitte Touche Tohmatsu (PCAOB ID No. 01070), independent registered public accounting firm, as set forth in their report appearing elsewhere herein.

ITEM 18.	FINANCIAL STATEMENTS

The audited financial statements of the Company as of June 30, 2024 are included in pages 119 to 150 of this Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Carbon Revolution Public Limited Company

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Carbon Revolution Public Limited Company and subsidiaries (the Company) as of June 30, 2024, the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of cash flows, and consolidated statement of changes in equity (deficit) for the year ended June 30, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2023 and 2022 consolidated financial statements to retrospectively apply the capital reorganization (Transaction) as described in Note 1.1 and 6.7. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 or 2022 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 or 2022 consolidated financial statements taken as a whole.

Convenience Translation

The accompanying consolidated financial statements as of and for the year ended June 30, 2024 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Australian dollars have been translated into United States dollars on the basis set forth in Note 1.7 to the consolidated financial statements.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1.3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG

We have served as the Company's auditor since 2023

Melbourne, Australia
May 14, 2025

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments related to the capital reorganization discussed in Notes 1.1 and 6.7  to the consolidated financial statements, the consolidated statement of financial position of Carbon Revolution Limited (now operating as a subsidiary of Carbon Revolution Public Limited Company after the capital reorganization described in Notes 1.1 and 6.7 to the consolidated financial statements) and subsidiaries (the “Company”) as of June 30, 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows, for the years ended June 30, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”) (the 2023 and 2022 financial statements before the effects of the retrospective adjustments related to the capital reorganization discussed in Notes 1.1 and 6.7 to the financial statements are not presented herein). In our opinion, the 2023 and 2022 financial statements, before the effects of the retrospective adjustments related to the capital reorganization discussed in Notes 1.1 and 6.7 to the financial statements, present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the years ended June 30, 2023 and 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments related to the capital reorganization discussed in Notes 1.1 and 6.7 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by the successor auditor.

Substantial doubt about the Company’s ability to continue as a going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. We draw attention to Note 1.3 to the financial statements, which indicates there is substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1.3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Touche Tohmatsu
(PCAOB ID No. 01070)

November 9, 2023
Melbourne, Australia

We have served as the Group’s auditor since fiscal 2015. In 2023, we became the predecessor auditor.

Carbon Revolution Public Limited Company
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the Years Ended June 30, 2024, 2023 and 2022

	Note	2024 US $’000[1]	2024 AU $’000	2023 AU $’000	2022 AU $’000

Sale of wheels		44,752	67,560	37,477	38,276
Engineering services		1,702	2,569	530	464
Sale of tooling		881	1,330	253	1,596
Revenue	2.1	47,335	71,459	38,260	40,336
Cost of goods sold	3.2.1	(65,262)	(98,523)	(55,094)	(57,445)
Impairment of assets	3.5	(55,472)	(83,745)	-	-
Gross loss		(73,399)	(110,809)	(16,834)	(17,109)

Other income	2.2	1,423	2,148	3,096	4,320
Operational expenses		(2,505)	(3,782)	(2,997)	(2,013)
Research and development expenses	2.4	(23,914)	(36,102)	(16,180)	(16,933)
Administrative expenses		(11,979)	(18,084)	(14,566)	(13,146)
Marketing expenses		(1,166)	(1,760)	(1,494)	(1,550)
Capital raising transaction costs	4.7	(20,921)	(31,584)	(24,746)	-
Finance costs	2.4	(19,937)	(30,100)	(5,502)	(1,390)
Finance income	2.6	5,955	8,990	-	-
Loss before income tax expense		(146,443)	(221,083)	(79,223)	(47,821)
Income tax expense	5.1	-	-	-	-
Loss for the year		(146,443)	(221,083)	(79,223)	(47,821)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to the Consolidated Statements of Profit or Loss and Other Comprehensive Income:
Foreign currency translation differences – foreign operations		201	303	(62)	(147)
Other comprehensive income / (loss)		201	303	(62)	(147)

Total comprehensive loss for the year		(146,242)	(220,780)	(79,285)	(47,968)

Earnings per share
Basic	2.5	$(77.90)	$(117.61)	$(59.20)	$(36.17)
Diluted	2.5	$(77.90)	$(117.61)	$(59.20)	$(36.17)

1 Refer to Note 1.7 Convenience translation into U.S. dollars

The accompanying notes form an integral part of these financial statements

Carbon Revolution Public Limited Company
Consolidated Statements of Financial Position
As of June 30, 2024 and 2023

	Note	June 30, 2024 US $’000[2]	June 30, 2024 AU $’000	June 30, 2023 AU $’000
Current assets
Cash and cash equivalents	4.1	2,454	3,705	19,582
Restricted trust fund	4.1.1	446	674	14,677
Receivables	3.1	5,656	8,538	6,430
Contract assets	2.1	9,242	13,952	8,239
Inventories	3.2	19,101	28,836	22,173
Other current assets		1,453	2,193	378
Total current assets		38,352	57,898	71,479
Non-current assets
Restricted trust fund	4.1.1	4,637	7,001	-
Property, plant and equipment	3.3	-	-	62,638
Right-of-use assets	3.4	-	-	7,446
Intangible assets	3.5	-	-	16,774
Total non-current assets		4,637	7,001	86,858
Total assets		42,989	64,899	158,337

Current liabilities
Payables	3.6	29,973	45,247	15,474
Borrowings	4.2	9,282	14,013	13,829
Lease liability	3.4	467	705	645
Contract liabilities	2.1	730	1,102	748
Deferred income	3.7	1,400	2,114	1,919
Provisions	3.8	2,887	4,359	12,957
Total current liabilities		44,739	67,540	45,572
Non-current liabilities
Borrowings	4.2	93,301	140,853	70,833
Payables	3.6	10,064	15,193	-
Derivative liability	4.2	352	531	-
Lease liability	3.4	4,677	7,061	7,368
Contract liabilities	2.1	2,999	4,527	1,755
Deferred income	3.7	8,825	13,323	15,235
Provisions	3.8	1,877	2,834	1,843
Total non-current liabilities		122,095	184,322	97,034
Total liabilities		166,834	251,862	142,606
Net (liabilities) / assets		(123,845)	(186,963)	15,731

Equity (Deficit)
Contributed equity	4.4	-	-	-
Warrants		4,971	7,504	-
Reserves	4.6	1,317	1,990	7,166
Accumulated losses		(130,133)	(196,457)	8,565
Total equity (deficit)		(123,845)	(186,963)	15,731

2 Refer to Note 1.7 Convenience translation into U.S. dollar

The accompanying notes form an integral part of these financial statements

Carbon Revolution Public Limited Company
Consolidated Statements of Changes in Equity (Deficit)
For the years ended June 30, 2024, 2023 and 2022

	Note	Share Capital*	Share Premium*	Warrants	Share buyback reserve	Share based payment reserve	Accumulated losses *	Foreign currency translation reserve	Total equity (deficit)
		AU $’000	AU $’000	AU $’000	AU $’000	AU $’000	AU $’000	AU $’000	AU $’000
Balance as of July 1, 2021	6.7	-	-	-	(311)	5,979	131,067	(9)	136,726
Loss after tax for the year		-	-	-	-	-	(47,821)	-	(47,821)
Other comprehensive loss for the year		-	-	-	-	-	-	(147)	(147)
Total comprehensive loss for the year		-	-	-	-	-	(47,821)	(147)	(47,968)
Transactions with owners in their capacity as owners
Share options exercised	6.7	-	-	-	-	1,235	1,932	-	3,167
Total transactions with owners in their capacity as owners		-	-	-	-	1,235	1,932	-	3,167
Balance as of June 30, 2022		-	-	-	(311)	7,214	85,178	(156)	91,925

Balance as of July 1, 2022		-	-	-	(311)	7,214	85,178	(156)	91,925
Loss after tax for the year		-	-	-	-	-	(79,223)	-	(79,223)
Other comprehensive loss for the year		-	-	-	-	-	-	(62)	(62)
Total comprehensive loss for the year		-	-	-	-	-	(79,223)	(62)	(79,285)
Transactions with owners in their capacity as owners
Share options exercised	6.7	-	-	-	-	481	2,610	-	3,091
Total transactions with owners in their capacity as owners		-	-	-	-	481	2,610	-	3,091
Balance as of June 30, 2023		-	-	-	(311)	7,695	8,565	(218)	15,731

Balance as of July 1, 2023		-	-	-	(311)	7,695	8,565	(218)	15,731
Loss after tax for the year		-	-	-	-	-	(221,083)	-	(221,083)
Other comprehensive income for the year		-	-	-	-	-	-	303	303
Total comprehensive income / (loss) for the year		-	-	-	-	-	(221,083)	303	(220,780)
Transactions with owners in their capacity as owners
Share options exercised	6.7	-	-	-	-	(886)	886	-	-
Equity-settled share-based payment		-	-	-	-	(410)	-	-	(410)
Cancellation of share-based payment plans		-	-	-	311	(4,802)	4,491	-	-
Settlement of share-based payment with cash alternative		-	-	-	-	(1,597)	-	-	(1,597)
Equity-settled share-based payment to non-employee		-	-	-	-	1,905	-	-	1,905
Acquisition transaction	6.7	-	10,684	-	-	-	-	-	10,684
Capital reduction	6.7	-	(10,684)	-	-	-	10,684	-	-
Issue of warrants		-	-	7,504	-	-	-	-	7,504
Total transactions with owners in their capacity as owners		-	-	7,504	311	(5,790)	16,061	-	18,086
Balance as of June 30, 2024		-	-	7,504	-	1,905	(196,457)	85	(186,963)
* Comparative periods have been re-stated with the capital structure of Carbon Revolution PLC being the continuing legal parent. Refer to note 6.7.

The accompanying notes form an integral part of these financial statements

Carbon Revolution Public Limited Company
Consolidated Statements of Cash Flows
For the years ended June 30, 2024 2023 and 2022

	Note	2024 US $’000[3]	2024 AU $’000	2023 AU $’000	2022 AU $’000
Cash flow from operating activities
Receipts from customers		44,198	66,724	45,742	33,643
Receipt of grants and research and development incentives		134	202	15,446	3,767
Payments to suppliers and employees		(75,545)	(114,049)	(80,215)	(81,005)
Interest received		134	202	61	94
Capital raising transaction costs		(7,758)	(11,712)	(9,030)	-
Borrowing costs		(5,978)	(9,025)	(20,676)	-
Finance costs		(6,087)	(9,187)	(3,810)	(2,475)
Net cash used in operating activities	4.1.2	(50,902)	(76,845)	(52,482)	(45,976)

Cash flow from investing activities
Payments for property, plant and equipment		(13,004)	(19,632)	(13,082)	(15,634)
Payments for intangible assets		(3,607)	(5,446)	(4,874)	(6,007)
Sale proceeds from sale of property, plant and equipment		1	2	3	-
Net cash used in investing activities		(16,610)	(25,076)	(17,953)	(21,641)

Cash flow from financing activities
Proceeds from third party borrowings		71,508	107,953	124,963	33,657
Repayment of third-party borrowings		(20,211)	(30,512)	(43,212)	(29,370)
Reclassification (to)/from restricted trust fund	4.1.1	4,638	7,002	(14,677)	-
Capital raising transaction costs		-	-	-	(422)
Proceeds from capital reorganization	6.7	719	1,085	-	-
Repayment of lease liability		(277)	(418)	(604)	(596)
Net cash provided by financing activities		56,377	85,110	66,470	3,269

Net decrease in cash and cash equivalents held		(11,135)	(16,811)	(3,965)	(64,348)
Cash and cash equivalents at beginning of financial year		12,971	19,582	22,693	87,257
Effects of exchange rate changes on cash and cash equivalents		618	934	854	(216)
Cash and cash equivalents at end of financial year		2,454	3,705	19,582	22,693

3 Refer to Note 1.7 Convenience translation into U.S. dollar

The accompanying notes form an integral part of these financial statements

Notes to the Financial Statements
For the years ended June 30, 2024, 2023 and 2022

1.	Basis of preparation

1.1	Corporate information

This note sets out the accounting policies adopted by Carbon Revolution Public Limited Company (“Carbon Revolution PLC” or “the Company”) and its consolidated entities, collectively known as “Carbon Revolution”, the “consolidated entity” or the “Group” in the preparation and presentation of the financial statements. Where an accounting policy is specific to one note, the policy is described within the note to which it relates.

The financial statements were authorized for issue by the directors as of 14 May 2025.

Carbon Revolution PLC is incorporated and domiciled in Ireland.  Its principal activity is the holding company for the Carbon Revolution group of companies which undertake the manufacture and sale of carbon fiber wheels, as well as research and development projects relating to carbon fiber wheel technology.

The address of Carbon Revolution PLC’s registered office is 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. Carbon Revolution PLC’s principal place of business is Building Nr, 75 Pigdons Road, Waurn Ponds VIC 3216, Australia.

The Capital Reorganization
On November 3, 2023 (the “Closing Date”), Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“Twin Ridge”), Carbon Revolution PLC (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450, Carbon Revolution Limited, an Australian proprietary limited company with Australian Company Number (ACN) 128 274 653 (formerly a public company listed on the Australian Securities Exchange and now named Carbon Revolution Pty Ltd) (“Carbon Revolution Limited”) and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of Carbon Revolution PLC (“MergerSub”), consummated the capital reorganization (the “Transaction”) pursuant to the terms of a Business Combination Agreement, dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of Carbon Revolution PLC, with shareholders of Twin Ridge receiving Ordinary Shares of Carbon Revolution PLC, par value US $0.0001 (“Ordinary Shares”), in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by Carbon Revolution PLC of the obligations under such warrants, including to become exercisable in respect of Ordinary Shares instead of Twin Ridge ordinary shares (the “Capital Reorganization”). In addition, Twin Ridge, Carbon Revolution Limited and Carbon Revolution PLC implemented a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, dated as of November 30, 2022, as amended or supplemented from time to time (the “Scheme Implementation Deed”, which resulted in all shares of Carbon Revolution Limited being canceled in return for consideration, with Carbon Revolution Limited issuing one share to Carbon Revolution PLC (resulting in Carbon Revolution Limited becoming a wholly-owned subsidiary of Carbon Revolution PLC) and Carbon Revolution PLC issuing Ordinary Shares to the shareholders of Carbon Revolution Limited. In addition, Carbon Revolution PLC undertook a capital reduction under Irish law immediately after the issuance of ordinary shares to consummate the Transaction and issuance of preference shares to Orion Infrastructure Capital (“OIC”). The capital reduction was undertaken for no consideration to shareholders. Refer to Note 6.7 for the details of the Transaction and Note 4.4 for the changes in issued capital that occurred during the period.

For financial reporting purposes, on completion of the Capital Reorganization, the historical consolidated financial statements of Carbon Revolution Limited became the historical consolidated financial statements of Carbon Revolution PLC and its subsidiaries as a continuation of the predecessor. The capital structure presented for the year ended June 30, 2024 is that of Carbon Revolution PLC. During the year ended June 30, 2024, Carbon Revolution Limited was delisted from the Australian Securities Exchange on November 6, 2023 and subsequently converted to a proprietary limited company under Australian corporate law and as of June 30, 2024 is known as Carbon Revolution Pty Ltd. Refer to Note 6.7 for the details of the Transaction and Note 4.4 for the changes in issued capital that occurred during the period.

1.2	Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The consolidated financial statements have been prepared under the historical cost convention except for certain warrants which are measured at fair value through the Profit and loss. The consolidated financial statements are presented in Australian dollars which is also the functional currency of its Australian subsidiaries including Carbon Revolution Pty Ltd (formerly Carbon Revolution Limited) which was the parent of the Carbon Revolution consolidated group in 2023. References to Carbon Revolution Limited and Carbon Revolution Pty Limited in the financial statements are to the former Australian incorporated parent of the consolidated Carbon Revolution group. The functional currency of Carbon Revolution PLC is the United States dollar. All amounts have been rounded to the nearest thousand, unless otherwise stated.

1.3	Going concern

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards applicable to a going concern basis. The going concern basis of preparation assumes that the Group will continue in operation one year after the date these consolidated financial statements are issued and will be able to realize assets and discharge liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported revenue and expenses that may be necessary if these financial statements were prepared on an alternative basis, which would be required in the event that the Group is unable to continue as a going concern.

The Group has incurred losses since inception, incurred a consolidated net loss of $221.1 million, $118.5 million before impairment (2023: $79.2 million) and used $76.8 million (2023: $52.5 million) of cash in operating activities during the year ended June 30, 2024 and has a consolidated net current liability position at June 30, 2024 of $9.6 million (2023: consolidated net current asset position: $25.9 million).

The Group expects to continue to incur net losses and negative cash flows from operating activities in accordance with its operating plan over the next twelve months from signing date. However, the Group expects that unit production costs will continue to reduce as new wheel programs are introduced and other planned efficiency measures are implemented, and the Group expects capital costs related to the capacity build of the Australian plant will reduce in the next twelve months from signing date as the current phase of capacity expansion at the Australian plant has been substantially completed.

As an early-stage growth company, the Group’s ability to access additional capital is critical to fund operating losses, finalise the development and launch of awarded wheel programs and complete the current phase of expansion of manufacturing facilities to scale up production capacity.  As the Group’s current level of cash and cash equivalents and other committed funding sources are not sufficient to execute our business plan, failure to achieve management’s forecast performance or obtain additional financing will have a material, adverse impact on our business operations including developing, launching and producing new wheel programs and satisfying obligations as they become due.

The Group’s principal sources of liquidity at signing date are:

•	Ongoing support from PIUS and OIC of US$11.4 million (A$17.4 million), including:
•	conditional access to US$5 million (A$7.6 million) of capital under the OIC financing arrangements (as per Notes 4 and 6);
•	conditional access to US$0.4 million (A$0.7 million) of capital under the PIUS financing arrangement (as per Notes 4 and 6);
•	moving from cash paid interest to Payment in Kind (“PIK”) interest from July 2025 to December 2025, which is worth approximately US$6m (A$9.1 million)
•
OIC also has US$15million (A$22.7 million) of further funds available for investment in the Group, currently earmarked for future expansion opportunities. If the Group did require near term assistance after exhausting all other reasonable sources of liquidity, OIC may repurpose these funds to support the Group’s short-term liquidity needs, subject to OIC’s approval at the time.

•	Its unrestricted cash balance of A$ 1.5 million at April 30, 2025;
•	Access to capital through the issuance of debt or equity securities via public or private placement; and
•	Access to capital under the Committed Equity Facility (“CEF”) (as per Note 6).

As a result of our recurring losses from operations, accumulated deficit and projected capital needs, significant doubt exists regarding the Group’s ability to continue as a going concern for at least one year after the issuance date of these consolidated financial statements.

The Group’s ability to continue as a going concern is contingent upon successful execution of the Group’s intended plan over the next twelve months from signing date to improve liquidity and working capital. This plan relates to initiatives that were agreed upon for the next twelve months from signing date and includes, but is not limited to:

•
Satisfying the conditions necessary to access the remaining US$5 million (A$7.6 million) of OIC funds and US$0.4 million (A$0.7 million) PIUS funds, along with moving from cash interest to PIK interest in the second half of CY25;

•	Achieving forecast production levels, sales mix and pricing;
•	Reducing unit costs, reducing fixed overheads and limiting non-contracted capital expenditures in accordance with cost reduction initiatives;
•
Securing agreement for ongoing deferral of previously agreed transaction costs deferrals from the capital reorganization (as per Note 3.6.1) amounting to a total of US$15.0 million (A$22.5 million). Under an agreement the Group had reached with these creditors to delay payment, US$5 million (A$7.6 million) was payable in November 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (A$7.6 million) payment was not made in November 2024 and a further US$10.0 million (A$15.0 million) is now payable or payable in twelve months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts;

•	Ongoing support from suppliers and customers in the form of favourable payment terms and bailment arrangements;
•
Successful outcome of claims which the Group has made or plans to make against customers primarily associated with ordered volumes that are below the volumes which the Group was required to build and reserve capacity for under its customer contracts, and cancellation of a wheel program; and

•	Raising capital to fund operations through the issuance of debt or equity securities via public or private placement (including through the CEF).

In addition to successfully achieving these initiatives, it is also critical that the Group complies with the New Debt PIUS loan covenants and OIC Financing milestones and continues to receive support from suppliers and customers through the favourable payment terms and extension of customer bailment arrangements.

Under current arrangements, the Group is due to commence making repayments of principal in relation to its loan facilities in June 2026.  The Group is currently forecasting that it will not be generating sufficient cash to make these repayments and as such the repayment terms will require renegotiation of its debt financing arrangements or a new facility put in place with extended repayment terms.

There is significant doubt that the Group will be successful in achieving these initiatives.

Furthermore, recent macroeconomic market conditions, particularly impacting automotive manufacturers in the USA and their suppliers, and the implementation of tariffs on goods imported into the USA may negatively impact the demand of the Group’s products, or its commercial arrangements with its customers which may have a detrimental effect in the Group’s operations and financial position.

There can be no assurance that the Group will be able to obtain the financing needed to achieve its goals on acceptable terms or at all. Additionally, any equity or equity linked financings would likely have a dilutive effect on the holdings of existing stockholders.

1.4	Basis of consolidation

Controlled entities

The consolidated financial statements comprise the financial statements of Carbon Revolution PLC and of its subsidiaries as of the reporting date. Carbon Revolution PLC controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist. Subsidiaries are consolidated from the date on which control is established and are de-recognized from the date that control ceases.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of Carbon Revolution are eliminated in full upon consolidation.

Any changes in Carbon Revolution’s ownership interests in subsidiaries that do not result in Carbon Revolution losing control over the subsidiaries are accounted for as equity transactions.

Foreign currency translation

The Company has overseas subsidiaries in the United States of America (“US”) and Australia. The functional currency of the Company is the United States dollar. The functional currency of its subsidiaries are the local currency being the United States dollar or Australian dollar based on the country in which each subsidiary is domiciled.

The results and financial position of all of Carbon Revolution’s entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translated at the closing rate at the reporting date; and
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

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are included in the following notes.

Note 3.2 Inventories	Note 3.5 Intangible assets

Note 3.3 Property, plant and equipment	Note 3.7 Deferred income

1.6	Sales Taxes

Sales taxes being Goods and Services Tax (“GST”) in Australia and Value Added Tax (“VAT”) in Ireland is recognized in these financial statements as follows:

1.	Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the Australian taxation authority;

2.	Receivables and payables are stated inclusive of the amount of GST receivable or payable;

3.	The net amount of GST recoverable from, or payable to, the Australian taxation authority is included with other receivables or payables in the Consolidated Statements of Financial Position;

4.	Cash flows are presented on a gross basis. The GST components of cash flows arising from investing and financing activities are presented as operating cash flows; and

5.	Commitments are disclosed net of GST.

6.	The Company did not incur material VAT amounts as it did not undertake any trading in Ireland during FY24.

7.	The Company did not incur material sales tax amounts as it did not undertake any trading in United States during FY24.

1.7	Convenience translation into U.S. dollars

The presentation currency of Carbon Revolution’s consolidated financial statements is the Australian Dollar. The U.S dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, dividing the Australian dollar amounts by the exchange rate of AUD 0.6624 per US$1.00, which is the Reserve Bank of Australia exchange rate as of June 30, 2024. The use of this methodology in translating Australian dollars into U.S dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Australian dollar amounts actually represent or have been, or the amount that could be converted into U.S dollars at that rate or any other rate.

1.8	Reclassification

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net loss, shareholders’ (deficit) equity, or cash flows as previously reported.

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

Disaggregation of revenue	2024 $’000	2023 $’000	2022 $’000
External revenue by product lines
Sale of wheels	67,560	37,477	38,276
Engineering services	2,569	530	464
Sale of tooling	1,330	253	1,596
Total Revenue	71,459	38,260	40,336

	2024 $’000	2023 $’000	2022 $’000
External revenue by timing of revenue
Goods transferred at a point in time	12,307	18,885	15,730
Goods transferred over time	55,253	18,592	22,546
Services transferred at a point in time - tooling	1,330	253	1,277
Services transferred over time
- Engineering	2,569	530	464
- Tooling	-	-	319
Total revenue	71,459	38,260	40,336

	2024 $’000	2023 $’000
Contract assets
Opening balance	8,239	5,909
Additions	50,849	24,821
Utilization of prepayment	15,921	-
Advance payments	(30,212)	(13,064)
Transfer to trade receivables	(30,845)	(9,427)
Total contract assets	13,952	8,239

	2024 $’000	2023 $’000
Contract liabilities
Opening balance	2,503	781
Additions	7,025	2,505
Revenue recognized	(3,899)	(783)
Total Contract liabilities	5,629	2,503

Contract liability – current	1,102	748
Contract liability – non current	4,527	1,755
Total contract liabilities	5,629	2,503

2.2	Other income

	2024 $’000	2023 $’000	2022 $’000

Government grants	1,936	2,777	3,506
Interest income*	-	61	94
Unrealized foreign exchange gain*	-	-	448
Other income	212	258	272
Total other income	2,148	3,096	4,320

*
Unrealized foreign exchange gain and Interest income for the year ended June 30, 2024 has been classified in finance income. The comparative period disclosure has not been restated as the amounts are immaterial (Unrealized foreign exchange loss was classified as administrative expenses: 2023: $0.5 million, Unrealized foreign exchange gain: 2022: $0.4 million; Interest income: 2023: $0.1 million, 2022: $0.1 million).

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

Sale of wheels and tooling

Revenue from the sale of Carbon Revolution wheels and tooling is based on the contracted sales price. Discounts on the invoice amounts can be granted to the customer in return for significant advance payments, $1.4 million of discounts is provided to one of the main customers during the year for the advance payment arrangement (2023: nil). All sales relate to customer-specific products and revenue is recognized over time when there is an enforceable right to payment and no alternative use. Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service. Payment terms for both revenue recognized over time and at a point in time depend on the individual customer and are on average between 60 and 120 days.

Sales are recognized when control is transferred. Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•	the customer simultaneously receives and consumes the benefits provided by Carbon Revolution;
•	Carbon Revolution’s performance creates or enhances an asset that the customer controls as Carbon Revolution performs; or
•	Carbon Revolution’s performance does not create an asset with an alternative use to Carbon Revolution and Carbon Revolution has an enforceable right to payment for performance completed to date.

The output-based measurement method is used for revenue recognized over time based on products ready to be picked up by the customer or shipped to the customer or where applicable a practical expedient is used based on the date of invoice. Specifically, Carbon Revolution recognized revenue when the completed wheels are boxed and made ready for shipment or when wheels are transferred to freight forwarders depending on the contract terms.

Under Carbon Revolution’s standard contract terms, end customers have a right to claim for faulty wheels within a specified warranty period. While a warranty provision is recorded at the time of the product sale based on an assessment of possible future claims, historically, Carbon Revolution has not experienced material warranty claims.

Rendering of services

Revenue from a contract to provide engineering, design and testing services is recognized over time based on the stage of completion of the contract. The Group have assessed that the stage of completion determined as the proportion of the milestones achieved under the customer contract is an appropriate measure of progress towards complete satisfaction of these performance obligations under IFRS 15.

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

Contract assets and contract liabilities

Contract assets arise from customer-specific goods and services where performance obligations are delivered in advance of the right to invoice for revenue recognized over time. Contract assets are reduced when the customer is invoiced.

Contract assets are created when the wheels have completed the final production inspection, and are boxed and available for shipment.

Contract liabilities include advance payments by customers for deliveries of goods and for services to be performed. In the case of these advance payments by customers for deliveries of goods and for services to be performed, for which contract liabilities are recognized, the customer has already paid the consideration – or part of the consideration – but Carbon Revolution has not yet satisfied its performance obligation or has done so only to a limited extent. The provision of the corresponding services to the customers by Carbon Revolution in these cases reduces the level of the associated contract liabilities.

Interest income

Interest income is recognized on a time proportionate basis that takes into account the effective yield on the financial asset.

Government grants

Government grants income includes amounts received or receivable by Carbon Revolution.  Grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions have been complied with.  When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to Carbon Revolution with no future related costs are recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income in the period in which they become receivable.  When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

2.3	Segments

Carbon Revolution operates in one business segment, being the manufacture and sale of carbon fiber wheels. This single segment is based on the internal reports that are reviewed and used by the Chief Executive Officer, who is also the Chief Operating Decision Maker (“CODM”), in assessing performance and determining allocation of resources. The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements. Revenue is allocated based on the domicile of the Carbon Revolution entity that is responsible for contracting and fulfilment with customers. Carbon Revolution PLC, domiciled in the Republic of Ireland, is the parent of the Carbon Revolution consolidated group in 2024. Consequently, prior period results have been reclassified between countries of origination.

Included in revenues, are revenues of $67.0 million (2023: $35.8 million, 2022: $39.3 million) which arose from sales to the Carbon Revolution’s four major customers, representing 44% (2023: 31%, 2022: 20%), 31% (2023: 12%, 2022: 2%), 19% (2023: 50%, 2022: 38%) and 5% (2023: 6%, 2022: 39%) of Carbon Revolution’s revenue. No other single customers contributed 10 per cent or more to Carbon Revolution’s revenue in either 2022, 2023 or 2024.

Revenue originated and non-current assets by geography comprise:

	2024 $’000	2023* $’000	2022* $’000
Revenue
Ireland	-	-	-
Australia	71,459	38,260	40,336
	71,459	38,260	40,336

Non-current assets
Ireland	-	-	-
Australia	7,001	86,858	79,544
	7,001	86,858	79,544

*
Prior periods were reclassified to reflect the current presentation as a result of Carbon Revolution PLC becoming the legal parent of the Group in 2024. More details see the Transaction described in note 6.7.

2.4	Expenses by nature

Finance costs	2024 $’000	2023 $’000	2022 $’000
Cash interest on third party borrowings	9,187	2,676	552
Interest on lease liabilities	291	297	301
Effective interest on third party borrowings	16,032	1,448	-
Loss on modification	882	-	-
Loss on extinguishment	2,084	-	-
Supplier financing costs	954	446	213
Interest other	606	635	324
Realized foreign exchange loss*	64	-	-
	30,100	5,502	1,390
Salaries and employee benefit expense
Wages and salaries	53,224	39,023	33,370
Post-employment benefits (defined contribution plans)	4,464	3,379	2,838
Share-based payments expense	(196)	3,091	3,167
	57,492	45,493	39,375
Depreciation and amortization
Property, plant and equipment	9,089	7,382	6,919
Right of use assets	742	695	656
Capitalized development costs	3,312	2,376	1,307
Patents and trademarks	75	89	84
	13,218	10,542	8,966
Research and development expense
Research and development**	16,951	16,180	16,933
Impairment and write-offs of intangible assets	19,151	-	-
	36,102	16,180	16,933

*
Realized foreign exchange loss for the year ended June 30, 2024 has been classified in finance costs. The comparative period disclosure has not been restated as the amounts are immaterial (Realized foreign exchange gain 2023: $0.2 million, Realized foreign exchange loss: 2022: $0.1 million). The amounts were recognized in other income and administrative expenses respectively in comparative periods.

**	Research and development included amortization of capitalised research and development expenses and wages and salaries of employees in research and development function.

2.4.1	Information about expenses

Effective interest on third party borrowings

The Group’s finance costs, includes borrowing costs for the USD term loan, OIC Class A and B preferred shares and OIC Series 2024-A notes. They are calculated under the effective interest method. Refer to Note 4.2 for more information. The Group’s policy is to present interest and related borrowing cost payments as an operating activity within the Consolidated Statement of Cash flows.

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

Depreciation is mainly included in cost of goods sold and research and development expense as it is directly attributable to the cost of producing wheels and developing new carbon fiber wheel core technologies and structures. The depreciation periods and method for each class of assets are:

Class of fixed asset	Depreciation period	Depreciation method
Leasehold improvements	Shorter of 20 years or the remaining term of the lease	Straight line
Manufacturing equipment	4 to 20 years (2023 and 2022: 2 to 10 years)	Straight line (2023 and 2022: diminishing value)
Tooling	5 to 10 years (2023 and 2022: 3 to 10 years)	Straight line (2023 and 2022: diminishing value)
Other equipment	3 to 20 years (2023 and 2022: 3 to 5 years)	Straight line (2023 and 2022: diminishing value)

Change in depreciation method and re-assessment of useful lives

Carbon Revolution, in 2023 and 2022, used the diminishing value depreciation method for its operating subsidiaries. In recent years, Carbon Revolution has been updating and investing in its manufacturing facilities and methods including deployment of the Mega Line production process. In response to such updates, Carbon Revolution, effective July 1, 2023, changed to a straight line depreciation method and reassessed the useful lives of its assets because Carbon Revolution believes it better reflects the future economic benefit from the stable usage of property, plant and equipment. The impact of the change in depreciation method is recognized prospectively as a change in accounting estimates in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The impact of the change in the depreciation method in the current period is a reduction in the depreciation charge of $0.5m.

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

2.5	Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	2024 $’000	2023 $’000	2022 $’000
The following reflects the income used in the basic and diluted earnings per share computations:
a) Earnings used in calculating earnings per share
Earnings/(loss) for the purposes of basic earnings per share being loss for the year	(221,083)	(79,223)	(47,821)
Effect of dilutive potential ordinary shares	-	-	-
Earnings/(loss) for the purposes of diluted earnings per share	(221,083)	(79,223)	(47,821)

b) Weighted average number of shares	No.’000	No.’000	No.’000
Weighted average number of ordinary shares for the purposes of basic earnings per share*	1,880	1,338	1,322
Effect of dilutive potential ordinary shares

Loss per share
Basic	$(117.61)	$(59.20)	$(36.17)
Diluted	$(117.61)	$(59.20)	$(36.17)

*
The comparative periods were restated by the exchange ratio of 0.00642 as established in the Transaction as described in Note 6.7. The exchange ratio was applied to the number of shares to calculate the adjusted weighted average shares.

As Carbon Revolution is in losses for each year presented, there are no potential dilutive ordinary shares on issue.

There have been no transactions involving ordinary shares that would significantly change the number of ordinary shares outstanding between June 30, 2024 and the date of the completion of these financial statements.

2.6	Finance Income

	2024 $’000	2023 $’000	2022 $’000

Gain on remeasurement of warrant liabilities	6,687	-	-
Unrealized foreign exchange gain*	2,101	-	-
Interest income*	202	-	-
Total finance income	8,990	-	-

*
Unrealized foreign exchange gain and Interest income for the year ended June 30, 2024 has been classified in finance income unless otherwise stated. The comparative period disclosure has not been restated as the amounts are immaterial (Unrealized foreign exchange loss were classified as administrative expenses: 2023: $0.5 million, Unrealized foreign exchange gain was classified as other income 2022: $0.4 million; Interest income was classified as other income 2023: $0.1 million, 2022: $0.1 million).

3	Operating assets and liabilities

This section shows the assets used to generate Carbon Revolution’s revenue and the liabilities incurred. Assets and liabilities relating to Carbon Revolution’s financing activities are disclosed in note 4. Deferred tax assets and liabilities are disclosed in note 5.

3.1	Receivables

	2024 $’000	2023 $’000
Trade receivables
Not past due	4,622	4,220
Past due 1 – 30 days	837	623
Past due 31 – 90 days	1,623	443
Past due 90 days and over	681	216
	7,763	5,502
Allowance for impairment losses	(565)	(119)
Trade receivables	7,198	5,383
Apprenticeship grant funding	294	25
Other receivables	11	267
GST recoverable	1,035	755
Trade and other receivables	8,538	6,430

3.1.1	Information about receivables

Trade and other receivables are carried at amortized cost and are measured at the transaction price in accordance with IFRS 15.

Carbon Revolution makes use of the simplified approach in the accounting for expected credit losses related to the trade and other receivables and records the loss allowance. In using this practical expedient, Carbon Revolution uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses which are reviewed at each reporting period. Debts that are known to be uncollectible are written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

See note 4.3.2 regarding credit risk of trade receivables, which explains how Carbon Revolution manages and measures credit quality of trade receivables. There is currently a provision for long overdue receivables. Management has assessed the risk of credit losses as minimal given the credit rating of its customers. Taking into consideration the historically collected debt and timing of those it has been deemed appropriate to record a provision for those long overdue receivables as of June 30, 2024.

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

3.2	Inventories

	2024 $’000	2023 $’000
Current
Raw materials	19,654	13,301
Work in progress	7,566	5,772
Finished goods	2,922	3,649
Consumables and spare parts	2,984	2,560
Provision for trial wheels, obsolescence and scrap	(4,290)	(3,109)
Inventories at the lower of cost and net realizable value	28,836	22,173

3.2.1	Information about inventories and significant estimates

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

Amounts recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income

Cost of goods sold relating to wheels includes raw materials, consumables, associated freight, labor costs and depreciation and overheads costs directly attributable to the manufacture of products. Overhead costs include salaries and related personnel expenses as well as facility and operating costs. Where applicable shipping and handling costs are included in cost of goods sold. Separately calculated and allocated to costs of goods sold are costs relating to warranty provision and production scrap. Warranty costs are estimated based on historical production failure rates and production costs, while scrap costs incurred in the production of the wheels are included in cost of goods sold.

Cost of goods sold relating to engineering revenue includes labor costs, material and contractor costs.

Cost of goods sold relating to tooling relates to third party expenses for tooling purchases.

Inventories recognized as an expense during the year ended June 30, 2024 amounted to $96.0 million (2023: $54.6 million, 2022: $57.0 million), within cost of goods sold, which includes $7.7 million (2023: $4.4 million, 2022: $4.0 million) related to inventory obsolescence and scrap.

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

3.3	Property, plant and equipment

	Capital works in progress	Leasehold improvements	Manufacturing equipment	Tooling	Other equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Gross cost	17,095	5,839	52,640	16,034	2,960	94,568
Less accumulated depreciation	-	(1,642)	(18,467)	(9,964)	(1,857)	(31,930)
At June 30, 2023	17,095	4,197	34,173	6,070	1,103	62,638

Gross cost	21,569	5,839	69,671	16,984	3,074	117,137
Less accumulated depreciation	-	(2,305)	(23,442)	(12,332)	(2,436)	(40,515)
Less Impairment	(21,569)	(3,534)	(46,229)	(4,652)	(638)	(76,622)
At June 30, 2024	-	-	-	-	-	-

Movement in carrying amounts
Balance at June 30, 2022	18,950	4,294	26,384	6,708	1,280	57,616
Additions	11,478	-	-	-	-	11,478
Transfer of maintenance spares	-	-	953	-	-	953
Transfer into/ (out of) capital WIP	(13,306)	189	11,233	1,709	175	-
Depreciation expense	-	(286)	(4,397)	(2,347)	(352)	(7,382)
Write-offs	(27)	-	-	-	-	(27)
Balance at June 30, 2023	17,095	4,197	34,173	6,070	1,103	62,638
Additions	24,476	-	-	-	-	24,476
Transfer into/ (out of) capital WIP	(18,841)	-	17,113	1,580	148	-
Depreciation expense	-	(663)	(4,994)	(2,843)	(589)	(9,089)
Transfer to inventories	(943)	-	-	-	-	(943)
Impairment and write-offs	(21,890)	(3,534)	(46,282)	(4,807)	(662)	(77,175)
Transfer from intangible assets	103	-	-	-	-	103
Disposals	-	-	(10)	-	-	(10)
Balance at June 30, 2024	-	-	-	-	-	-

Property, plant and equipment is measured at cost less accumulated depreciation and any accumulated impairment losses.

An asset’s residual value and useful life is reviewed, and adjusted if appropriate, at the end of each reporting period. Depreciation and impairment losses are recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income. As set out in Note 2.4.1, Carbon Revolution changed its method of depreciation and estimates of useful lives on 1 July 2023.

Total impairments and write downs in profit and loss for the year ended June 30, 2024 was $77.2 million (2023: nil). The impairment was included under cost of goods sold in the Consolidated Statements of Profit or Loss and Other Comprehensive Income.

Gains and losses on disposal are determined by comparing proceeds with the carrying amount. These gains and losses are included in the Consolidated Statements of Profit or Loss and Other Comprehensive Income when the asset is derecognized.

Capital works in progress includes leasehold improvements, manufacturing equipment, tooling and other equipment that are under construction as of the reporting date.

Carbon Revolution has capital commitments of $9.2 million for manufacturing equipment as of June 30, 2024 (2023: $3.6 million).

Critical accounting estimates and judgement

Management’s judgement is applied in determining whether any impairment is required on the property, plant and equipment. The impairment testing is performed at a CGU level, being the consolidated Carbon Revolution group itself, due to the nature of its business operations.

Refer to Note 3.5.1 for the impairment assessment that was performed as of June 30, 2024.

3.4	Leases

Amounts recognized in the Consolidated Statements of Financial Position

	2024	2023
Right-of-use assets	$’000	$’000
Cost at start of year	10,440	9,863
Indexation adjustment	419	577
Closing balance at end of year	10,859	10,440

Accumulated depreciation at start of year	(2,994)	(2,299)
Depreciation charge for the year	(742)	(695)
Closing balance at end of year	(3,736)	(2,994)

Impairment	(7,123)	-

Carrying amount	-	7,446

Lease liability

Current	705	645
Non-current	7,061	7,368
	7,766	8,013

Amounts recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income

The Consolidated Statements of Profit or Loss and Other Comprehensive Income shows the following amounts relating to leases:

	2024	2023
	$’000	$’000
Depreciation charge of right of use assets
Property	742	695

Interest expense	291	297

Impairment of assets (included under cost of goods sold)	7,123	-

Expense relating to short-term leases (included in costs of goods sold and administrative expenses)	407	181

The total cash outflow for leases in 2024 was $1.0 million (2023: $0.9 million).

3.4.1	Information about leases and significant estimates

Carbon Revolution has one lease for its manufacturing and head office facility in Waurn Ponds, Australia. The lease agreement does not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Right of use assets

Right-of-use assets are measured at cost comprising the amount of the initial measurement of lease liability, any initial direct costs and restoration costs reduced by any lease incentives received. Carbon Revolution applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired. The impairment testing is performed at a CGU level, being Carbon Revolution itself, due to the nature of business operations.

Refer to Note 3.5.1 for the impairment assessment that was performed as of June 30, 2024.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If Carbon Revolution is reasonably certain to exercise a purchase option or if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment are recognized on a straight-line basis as an expense in the Consolidated Statements of Profit or Loss and Other Comprehensive Income. Short-term leases are leases with a lease term of 12 months or less.

Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, Carbon Revolution uses its incremental borrowing rate.

The lease liability contract includes an annual Consumer Price Index increase.

Refer to note 4.3.3 for maturity analysis relating to lease liabilities.

Expense relating to low value leases for year ending June 30, 2024 was $0.4  million (2023: $0.2 million, 2022: $0.2 million).

3.5	Intangible assets

	Development costs	Patents and trademarks	Total
	$’000	$’000	$’000
Gross cost	20,442	1,537	21,979
Less accumulated amortization	(4,623)	(582)	(5,205)
At June 30, 2023	15,819	955	16,774

Gross cost	25,530	1,591	27,121
Less accumulated amortization	(7,610)	(657)	(8,267)
Impairment	(17,920)	(934)	(18,854)
At June 30, 2024	-	-	-

Movement in carrying amounts
Balance at July 1, 2022	13,503	861	14,364
Additions	4,691	183	4,874
Amortization	(2,375)	(89)	(2,464)
Balance at June 30, 2023	15,819	955	16,774

Additions	5,813	54	5,867
Impairment and write offs	(18,217)	(934)	(19,151)
Transfer to PP&E	(103)	-	(103)
Amortization expense	(3,312)	(75)	(3,387)
Balance at June 30, 2024	-	-	-

3.5.1	Information about intangible assets and significant estimates

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

Amortization commences once the intangible asset is ready for use, and is calculated using a straight-line method to allocate the cost of intangible assets over their estimated useful lives (between 5 and 15-year period). The useful life is determined as the period over which the assets’ future economic benefits are expected to be consumed by Carbon Revolution.

An intangible asset’s residual value and useful life is reviewed, and adjusted if appropriate, at the end of each reporting period or more frequently if appropriate. Any amortization or impairment loss is included under research and development expenses in the Consolidated Statements of Profit or Loss and Other Comprehensive Income. Carbon Revolution has no intangible assets with an indefinite life.

The amortization of the intangible assets is included within Research and Development in the Consolidated Statements of Profit or Loss and Other Comprehensive Income given the future economic benefits embodied in the intangible assets are associated with the overall future growth of Carbon Revolution while it is in its pre-profitability phase.

Capitalized development costs

Research costs are recognized as an expense in the period in which they are incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if it meets the definition of an intangible asset as defined in IAS 38 Intangible Assets, and when Carbon Revolution can demonstrate all of the following:

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

Carbon Revolution has no indefinite life assets and therefore performs an impairment test when impairment indicators are identified and for intangible assets not yet available for use are required to be tested annually for impairment. The impairment testing is performed at a cash generating unit (“CGU”) level as the relevant assets are highly specialized and do not have a reliably determinable standalone fair value. One CGU has been identified being the Group’s wheel manufacturing operations in Australia.

The two indicators for impairment continue to be the low market value of the company and the continued loss making position. Carbon Revolution used a value-in-use (VIU) discounted cash flow model and calculated the recoverable amount of the CGU. The estimates included in the future cash flow projections relate to revenue growth rates, operational expenses and capital expenditure, in addition to the terminal growth rate and discount rates noted below. Given Carbon Revolution is still in its growth phase, Carbon Revolution is not yet able to produce wheels profitably. Considering the growth trajectory of Carbon Revolution, a 5-year cash flow forecast was used with data sourced from internal budgets and management forecasts. The cash flow model includes the management forecast to the end of CY2026, with the remaining years based on growth projections with reference to key structural and market factors, utilizing past experience, external data and internal analysis.

The discount rate was a post-tax measure estimated based on the Company’s cost of capital and debt. The discount rate has been adjusted to 15% (30 June 2023: 11.5%) to reflect the uncertainties in the operating markets that have a significant impact on wheel sales and resulting cash flows.

Impairment to the CGU

In the current year the Company has adjusted the cash flows projections in the value in use model for the slower-than-expected growth with certain customers. Significant growth was expected in FY25 and FY26. However, these expectations have deteriorated, given the political and economic environment in the US market, which provides additional uncertainty. As a result, the carrying amounts of the CGU was determined to be higher than the recoverable amounts and an impairment loss of $102.6 million (30 June 2023: Nil) was recognized.

30 June 2024	CGU $’000	Note reference
Property, plant and equipment	76,622	3.3
Right-of-use assets	7,123	3.4
Intangible assets	18,854	3.5
Impairment of assets under IAS 36	102,599
Working capital	889
Lease liability	(7,766)	3.4
CGU carrying amount	95,722
Recoverable amount	-
Impairment loss	102,599

The impairment loss has been fully allocated to property, plant & equipment, right-of-use assets and the intangibles assets. The impairment of property, plant and equipment and right-of-use assets have been recognized in the consolidated statement of profit or loss and other comprehensive income above the gross loss as required under IAS 36. The impairment of intangible assets has been recognized in the consolidated statement of profit or loss and other comprehensive income under research and development expenses. Value in use as at 30 June 2024 was determined based on the following key assumptions.

30 June 2024
Pre-tax discount rate	21.4%
Post-tax discount rate	15.0%
Terminal growth rate beyond 5 years	1.0%

3.6	Payables

	2024 $’000	2023 $’000
Current
Unsecured liabilities
Trade payables	27,530	3,828
Deferred transaction costs	7,745	-
Accruals	7,974	10,836
Interest accrued	473	427
Other payables	1,525	383
	45,247	15,474
Non-current Unsecured liabilities
Deferred transaction costs	15,193	-
	15,193	-

3.6.1	Information about payables

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

Payables includes interest payable on borrowings and transaction cost deferrals related to the capital reorganization.

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

Government grants are classified either as cash flows from operating or investing activities depending on the nature of activity of which the grant is intended to compensate. Grants received in relation to the acquisition of assets are classified as cash flows from investing activities in the Consolidated Statements of Cash Flows, whereas grants received as compensation for expenses incurred in the daily operations of the business are classified as cashflows from operating activities. The conditions attached to these grants will be fulfilled progressively over the period of the grant.
Critical accounting estimates and judgements

Under the relevant grant agreements, the government has a right to require all or part of a grant to be repaid in certain circumstances. The Board believes that it is not probable that the government will claw back the funding provided to Carbon Revolution. For revenue recognition policy, refer to note 2.2.1.

Deferred income – government grants	2024 $’000	2023 $’000
Balance as of July 1	17,154	6,239
Received during the year	219	13,000
Released to the Consolidated Statements of Profit or Loss and Other Comprehensive Income	(1,936)	(2,085)
Balance as of June 30	15,437	17,154

Current	2,114	1,919
Non-current	13,323	15,235
	15,437	17,154

3.8	Provisions

	Employee benefits	Make good provision	Warranty claims	Transaction costs	Total
	$’000	$’000	$’000	$’000	$’000
Current	2,903	-	595	9,459	12,957
Non-current	531	247	1,065	-	1,843
At June 30, 2023	3,434	247	1,660	9,459	14,800

	Employee benefits	Make good provision	Warranty claims	Transaction costs	Total
	$’000	$’000	$’000	$’000	$’000
Current	3,754	-	605	-	4,359
Non-current	743	262	1,829	-	2,834
At June 30, 2024	4,497	262	2,434	-	7,193

	Make good provision $’000	Warranty claims $’000	Transaction costs $’000	Total $’000
Movement in carrying amounts
Balance at July 1, 2022	234	1,495	-	1,729
Provided for during the year	13	165	9,459	9,637
Balance at June 30, 2023	247	1,660	9,459	11,366

Provided for during the year	15	814	-	829
Paid during the year	-	(40)	-	(40)
(Transferred) to payables during the year	-	-	(9,459)	(9,459)
Balance at June 30, 2024	262	2,434	-	2,696

3.8.1	Information about individual provisions and significant estimates

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

Warranty claims

Provisions for warranty-related costs are recognized when the wheel is sold to the customer based on management judgement and a growing body of historical experience. The estimate of warranty related costs is reassessed annually. There have not been any significant warranty claims.

Employee provisions

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave, and long service leave when it is probable that settlement will be required, and they are capable of being measured reliably.

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if Carbon Revolution has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Carbon Revolution’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized as an expense in the Consolidated Statements of Profit or Loss and Other Comprehensive Income in the period which they arise.

Payments to superannuation funds are recognized as an expense when employees have rendered service entitling them to the contributions.

Transaction costs

As of June 30, 2024, all costs incurred for which services have been received relating to the successful closure of the Transaction as described in Note 6.7 had been provided for and the balances were transferred from provisions to payables during the period.

4	Capital structure and financing

This section outlines how Carbon Revolution manages its capital structure, including its financial position liquidity and access to capital markets.

When managing capital, the Board’s objective is to ensure Carbon Revolution continues to maintain sufficient capital to enable it to pursue its commercial objectives. This is achieved through the monitoring of historical and forecast performance and cash flows.

4.1	Cash and cash equivalents, Restricted trust fund

Cash and cash equivalents comprise cash on hand and deposits held at call with banks that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in values.

	2024 $’000	2023 $’000
Current assets
Cash at bank and in hand	3,705	19,582
Cash and cash equivalents in the Consolidated Statements of Financial Position and Consolidated Statements of Cash Flows	3,705	19,582

Cash flows are presented in the Consolidated Statements of Cash Flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed in operating cash flows.

4.1.1	Restricted trust fund

As part of the new debt program entered into in FY23 (refer Note 4.2), Carbon Revolution was required to keep certain amount of the debt proceeds in a separate trust account to cover future interest and principal repayments. These funds are not at Carbon Revolution’s disposal and therefore has been classified as restricted trust funds. The funds are held within a trust account with interest receivable on the amounts. Restricted trust funds also include an amount for $0.4 million as required per the lease agreement for the manufacturing plant and office at Waurn Ponds in Australia.

4.1.2	Notes to the Consolidated Statements of Cash Flows

For information on cash flows relating to financing activity see note 4.1.3.

Reconciliation of profit for the period to cash flows from operating activities

	2024 $’000	2023 $’000	2022 $’000
Loss after income tax	(221,083)	(79,223)	(47,821)
Non‑cash items from ordinary activities
Depreciation and amortization	13,218	10,543	8,966
Share based payment expenses	(196)	3,091	3,167
Loss on sale of plant and equipment	8	2	-
Movement in inventory provision	1,181	(1,656)	(4,216)
Impairment and write-offs of property, plant and equipment	77,175	-	280
Impairment and write-offs of intangible assets	19,151	-	-
Impairment of right of use asset	7,123	-	-
Financing activity in prior financial year	-	-	(422)
Unrealized foreign exchange on borrowings	(2,500)	-	-
Non-cash borrowing costs	16,711	-	-
Listing expenses	24,679	-	-
(Gain)/Loss on revaluation of financial instruments	(6,687)	-	-
Loss on USD term loan modification	2,966	-	-
Other borrowing costs	-	(20,676)	-
Changes in assets and liabilities
(Increase)/decrease in assets:
- Receivables	(2,108)	8,053	(8,240)
- Contract assets	(5,713)	(2,330)	-
- Inventories	(7,844)	(1,306)	2,231
- Other assets	(1,815)	1,209	(533)
Increase/(decrease) in liabilities:
- Payables	15,087	7,247	(1,174)
- Contract liabilities	3,126	1,722	781
- Deferred income	(1,717)	10,915	397
- Provisions	(7,607)	9,927	608
Cash used in operating activities	(76,845)	(52,482)	(45,976)

4.1.3	Notes to the Consolidated Statements of Cash Flows

The table below details changes in Carbon Revolution’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in Carbon Revolution’s Consolidated Statements of Cash Flows as cash flows from financing activities.

2024		Cash changes		Non-cash changes		Cash changes
	Note	July 1, 2023 $’000	Financing cash flows (i) $’000	Lease remeasurement $’000	Other changes (ii) $’000	Interest paid (iv) $’000	June 30, 2024 $’000
Current borrowings at amortized cost
Unsecured
Term loan with customer	4.2	4,523	(4,523)	-	529	(529)	-
Supplier finance arrangement	4.2	9,306	4,707	-	451	(451)	14,013

Non-current borrowings at amortized cost
Secured
USD term loan	4.2	70,833	(83)	-	15,539	(7,821)	78,468
OIC Series 2024-A notes (USD)	4.2	-	13,952	-	(2,977)	(37)	10,938
Unsecured
OIC Class A preferred shares (USD)	4.2	-	48,326	-	(1,949)	-	46,377
OIC Class B preferred shares (USD)	4.2	-	6,037	-	(967)	-	5,070

Derivative Liability
Derivative liability	4.2	-	-	-	531	-	531

Lease liabilities
Lease liabilities	3.4	8,013	(418)	418	(52)	(195)	7,766
		92,675	67,998	418	11,105	(9,033)	163,163

2023		Cash changes		Non-cash changes		Cash changes
	Note	July 1, 2022 $’000	Financing cash flows (i) $’000	Lease remeasurement $’000	Other changes (ii) $’000	Interest paid (iv) $’000	June 30, 2023 $’000
Current borrowings at amortized cost
Secured
Working capital facility		6,843	(6,843)	-	320	(320)	-
Term loan		2,889	(2,889)	-	830	(830)	-
Letter of credit facility		4,000	(4,000)	-	64	(64)	-
Unsecured
Term loan with customer	4.2	-	4,523	-	111	(111)	4,523
Supplier finance arrangement	4.2	4,954	4,352	-	446	(446)	9,306

Non-current borrowings at amortized cost
Unsecured
Term loan		4,333	(4,333)	-	-	-	-
Term loan (USD) (iii)	4.2	-	70,265	-	2,194	(1,626)	70,833

Lease liabilities	3.4	8,040	(604)	577	297	(297)	8,013
		31,059	60,471	577	4,262	(3,694)	92,675

(i) Cash flows from borrowings make up the net amount of proceeds from borrowings, repayments of borrowings and borrowing costs in the Consolidated Statements of Cash Flows.
(ii) Other changes include interest accruals and foreign exchange movements and amendments to existing loan arrangements.
(iii) Amount is net of $20.7 million loan establishment cost presented within operating cash flows. Refer to Note 4.2.
(iv) Cash flows from interest paid are included in Finance costs under Cash flow from operating activities in the Consolidated Statements of Cash Flows.

4.2	Borrowings and other financial liabilities

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

	Interest rate %	Maturity	2024 $’000	2023 $’000
Current borrowings and other financial liabilities
Unsecured
Term loan with customer	10.0%	June 2024	-	4,523
Supplier finance arrangement	6% + RBA cash rate	June 2025	14,013	9,306
Current Borrowings			14,013	13,829

Lease liabilities			705	645
			14,718	14,474
Non-current borrowings and other financial liabilities
Unsecured
OIC Class A preferred shares (USD)	12.00%	November 2028	46,377	-
USD term loan	12.00%	May 2027	78,468	70,833
OIC Series 2024-A notes (USD)	12.00%	May 2027	10,938	-
OIC Class B preferred shares (USD)	12.00%	November 2028	5,070	-
Non-current borrowings			140,853	70,833

Derivative liabilities - Warrants			531	-
Lease liabilities			7,061	7,368
			148,445	78,201

The 2023 comparative period in the table above has been updated to include lease liabilities to conform to the current year’s presentation.

Borrowings and other financial liabilities measured subsequently at amortized cost

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

 Term loan with customer

In 2023, Carbon Revolution entered a loan arrangement for $4.5 million with one of its customers as part of its bridge financing activities. The loan was repayable in three tranches including interest with the first repayment in December 2023 and the final repayment made in June 2024. The amount repayable was $1.66 million each time, resulting in an interest rate of 10%.

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

USD term loan

In May 2023, Carbon Revolution entered into a new debt program, facilitated by an arranger (the USD term loan) being a term loan of U.S Dollar $60 million (AUD 90.1 million) with a fixed interest rate of 8.5% with no principal repayments for the first 18 months. The loan is denominated in U.S Dollar and is translated to Australian dollars at each reporting period. The program includes certain reserves in an amount of $7.2 million, that are not currently available at Carbon Revolution’s discretion and disclosed as restricted trust funds (refer to Note 4.1.1). Costs of $20.7 million incurred in regard to the establishment of the term loan have been netted off with the loan amount and are being amortized over the term of the loan through the effective interest rate method. The USD term loan includes an insurance premium which protects lenders from the borrower’s default. In addition, Carbon Revolution was required to complete a qualified capital raise of at least US$45 million by December 31, 2023. Carbon Revolution did not achieve this, and as a result, Carbon Revolution is required to pay US $1.5 million and issue 50,000 shares upon maturity in May 2027. The Company did not meet the debt service reserve and minimum available cash requirement (defined in the covenant as 9 times average EBITDA for the three months most recently ended) during the months of September 2023, October 2023, and December 2023. Management obtained a waiver from the lender in June 2024 for prior breaches. As of June 30, 2024, there are no existing breaches. Accordingly, the loan was not payable on demand as of June 30, 2024.

In May 2024, Carbon Revolution completed an amendment to its USD term loan program. The amendment was a condition of the Company’s issuance of Series 2024-A Notes with OIC (refer to Note 6.7). The amended term loan conditions are summarized as follows:

•	Interest only until May 2026 inclusive, and thereafter monthly principal repayments of US$2 million along with interest until maturity in May 2027;
•	Interest payable at 8.5% pa coupon plus an additional 3.5% accumulating paid-in-kind interest;
•	3% amendment fee due as an exit premium (US1.8 million) payable at maturity; and
•	The term loan now ranks equally with the Series 2024-A Notes issued to OIC

The Directors have determined that changes in the loan terms are to be accounted for as a modification of the original arrangement, having assessed:
•
the qualitative factors surrounding the modification and the fact that despite the USD term loan now ranking equal to the Series 2024-A Notes the insurance arrangement is still in place resulting in a non-substantial modification conclusion; and

•
The qualitative and quantitative impacts of the changes, including the difference in cash flows arising from the change in terms using the original effective interest rate of the loan to be not substantial (less than 10% as the changes in interest rates and incremental amendment fee offset changes in the timing of repayments) i.e. also not substantially different.

Consequently, the original transaction costs continue to be amortized over the term of the loan and the net present value of the change in cash flows has been recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income at the date of the modification as a loss of  $0.9 million within finance costs. The loan liability recognized at balance date is discounted using the original effective interest rate.

OIC financing - OIC Series 2024-A Note, Class B preferred shares, Class A preferred share and OIC warrants

Concurrently with the execution of the Business Combination Agreement, the Company consummated a securities purchase agreement with OIC Structured Equity Fund I Range, LLC and affiliated entities (“OIC”) on November 3, 2023, together with a number of related documents, collectively comprising the “OIC Financing”. Pursuant to the original agreement:

•
OIC subscribed for and purchased from the Company Class A redeemable preferred shares with a 12% fixed accumulating distribution (the “Preferred Shares”) and warrants (“SEF Warrants”) for aggregate gross proceeds of US$35 million (equivalent to AUD$54.7 million) less transaction costs.

•
The Class A preference shares are recognized as a financial liability at amortized cost as they must be redeemed by November 2028. The Company may elect to redeem Class A preferred shares on issue at an earlier date at its discretion subject to a return to the holder the greater of (i) a 1.75x Multiple on Invested Capital (“MOIC”)  return on face value, or (ii) a 12% IRR.

•
The SEF warrants carry a US$0.01 strike price and entitle OIC to up to a maximum 19.99% of the fully diluted Company shares on issue (subject to, in tranches, certain milestones including the further issuance of Class A shares below). The warrant may be exercised, in whole or in part, at the discretion of the holder. The warrant terms initially included a ‘cashless’ exercise feature which was subsequently removed in June 2024. The warrants were treated as derivative liabilities at fair value through profit and loss between issuance in November 2023 and June 2024, resulting in a gain of US$3.8 million (AUD$5.8 million) for the 2024 financial year. In June 2024 the warrants were reclassified to equity as the Company considered them to now meet the fixed for fixed criteria in IAS32 upon OIC’s undertaking on the cashless exercise feature.

•
The proceeds were allocated on a fair value basis, firstly to the SEF warrant derivative liability and then the residual to the Class A preferred share obligation. Transaction costs were allocated on a relative fair value basis.

•
OIC also provided commitments in November 2023 to purchase further tranches of preferred shares subject to achievement of certain milestones for which US$35 million was placed in escrow. The Company has not recognized any financial liability or allocation of proceeds in November 2023 or during the 2024 financial year for these preferred shares as the associated escrow deposit was not considered to be within the control of the Company. These commitments and escrow arrangements were subsequently modified in June 2024 on issuance of loan notes to OIC.

•
Of the SEF warrants of up to 19.99% of the fully diluted Company shares on issue, 12.49% vested on completion of the initial US$35 million funding, a further 5% would vest on release of the US$35 million held in escrow (such release subject to certain conditions and milestones), and the final 2.5% would vest on release of the final US$40 million funding (such release subject to certain conditions and milestones including OIC investment committee approval).

The proceeds received from the issuance of Class A Preferred Shares under the OIC financing must generally be used consistent with a budget agreed between the Company and OIC.

In April, May and June 2024, under amendments to the OIC Financing and the New Debt Program, the Company issued a series of Class B preference shares and loan notes to OIC for total consideration of US$15 million, replacing an original commitment to issue further preferred equity upon completion of certain milestones.

The original US$5 million April issuance of Class B preference shares had a 18% coupon rate and a minimum return of US$11.25 million by July 2025 unless certain performance conditions were met or otherwise waived by OIC. Subsequently, on June 21, 2024, the terms of the issuance were varied as set out further below. The variation is accounted for as an extinguishment as the changes in net present value of the cash flows was >10%. In accordance with the requirements of IFRS 9 for extinguishment accounting future cash flows were remeasured to present value at current discount rates at the date of extinguishment. The effect of the modification, inclusive of $USD0.3 million of transaction costs written off, was a loss of U$1.4 million (AUD$2.1 million) recognized in profit and loss.

As at June 30, 2024, the terms of these issuances to OIC are:

◾	US$5 million in the form of Series B preferred shares in April 2024 and US$10 million advanced in the form of loan notes (Series 2024-A) in May and June 2024;
◾
In relation to the Class B Preferred Shares: mandatory redemption on November 3, 2028 aligned with the Class A Preferred Shares, with a 12% fixed accumulating dividend, and the Company may elect to redeem outstanding Class B Preferred Shares at an earlier date at its discretion subject to returning to the holder the greater of (i) a 1.75x MOIC return on face value, or (ii) a 12% IRR.

◾	In relation to the Series 2024-A Notes, maturity date of May 2027 concurrent with maturity of the New Debt Program / USD term loan;
◾
In relation to the Series 2024-A Notes, 12% interest comprising an 8.5% coupon rate payable monthly and a further 3.5% monthly payment in kind (which is capitalized progressively into the amount outstanding);

◾	In relation to the Series 2024-A Notes, progressive monthly repayments of principal commencing June 2026 – concurrent with the modified 2023 USD term loan;
◾
An exit premium payable on the Series 2024-A Notes of 2.0x invested capital plus a further $10 million, such exit premium being payable upon the earlier of a refinancing of the Series 2024-A notes, sale of the Company or maturity in May 2027, inclusive of any principal and interest payments to date. The repayment of the exit premium in full will be reduced or delayed in certain limited circumstances;

◾
The exit premium on the Class B Preferred Shares is reduced by an amount equal to the amount of cash dividends and redemption payments that have been paid to the holder(s) of Class B Preferred Shares; equally the amounts required to redeem the Class B Preferred Shares are reduced on account of payments made towards the exit premium, and where the amount required to redeem the Class B Preferred Shares is reduced to zero, the holder(s) of the Class B Preferred Shares will surrender those shares for no additional consideration;

◾	The Company obtained a modification of the 2023 USD term loan such that it would rank equally to the Series 2024-A notes issued;
◾
434,708 US$0.01 SEF warrants to purchase a number of ordinary shares equivalent to 14.06% of ordinary shares issued calculated on a fully diluted basis (as defined in the OIC warrant) at the time of exercise, the terms of which are equivalent to the November 2023 SEF warrants; and

◾	Further, a modification of all OIC warrants outstanding as of June 2024 to remove a cashless exercise feature. This included OIC warrants previously issued in November 2023, April 2024 and May 2024.

Carbon Revolution has determined that the Series 2024-A notes and Class B preferred shares should be accounted for as financial liabilities at amortized cost to be accreted over the term up to the minimum return amount at maturity. Proceeds from the Series 2024-A notes and Class B preferred shares have been allocated between the amortized cost liability and the fair value of the warrants issued concurrently.

All associated transaction costs were allocated on a relative fair value basis proportionate to the allocation of the gross proceeds. Transaction costs relating to the notes and preferred shares are treated as an adjustment to the amortized cost liability as an adjustment to the effective interest rate in profit and loss over time. Transaction costs associated with liability classified warrants, being the November 2023, April 2024 and May 2024 tranches, are expensed as incurred. Transaction costs associated with warrants initially recognized as equity instruments, being the June 2024 tranche issued to OIC, are recognized as a deduction from equity.

The November 2023, April 2024 and May 2024 1c OIC warrants issued are marked to market through profit and loss between issuance date and June 2024 when they were reclassified in equity upon removal of the cashless exercise feature.

4.2.1	Fair values and risk management

Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value (e.g. lease liabilities).

30 June 2024	Carrying amount				Fair value
	Fair value through profit and loss	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Financial assets not measured at fair value
Receivables	-	8,538	-	8,538	-	-	-	-
Cash and cash equivalents	-	3,705	-	3,705	-	-	-	-
Restricted trust fund	-	7,675	-	7,675	-	-	-	-
	-	19,918	-	19,918

Financial liabilities at fair value
Derivative liability – warrants	531	-	-	531	531	-	-	531
	531	-	-	531

Financial liabilities not measured at fair value
OIC Class A preferred shares (USD)	-	-	46,377	46,377	-	52,474	-	52,474
USD term loan	-	-	78,468	78,468	-	94,903	-	94,903
OIC Series 2024-A notes (USD)	-	-	10,938	10,938	-	30,136	-	30,136
OIC Class B preferred shares (USD)		-	5,070	5,070	-	14,993	-	14,993
Supplier finance arrangement	-	-	14,013	14,013	-	14,013	-	14,013
Payables	-	-	60,440	60,440	-	-	-	-
	-	-	215,306	215,306
30 June 2023	Carrying amount				Fair value
	Fair value	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Financial assets not measured at fair value
Receivables	-	6,430	-	6,430	-	-	-	-
Cash and cash equivalents	-	19,582	-	19,582	-		-	-
Restricted trust fund	-	14,677	-	14,677	-	-	-	-
	-	40,689	-	40,689

Financial liabilities not measured at fair value
Term loan (USD)	-	-	70,833	70,833	-	90,645	-	90,645
Term loan with customer	-	-	4,523	4,523	-	4,523	-	4,523
Supplier financing arrangement	-	-	9,306	9,306	-	9,306	-	9,306
Payables	-	-	15,474	15,474	-	-	-	-
	-	-	100,136	100,136

Measurement of fair values

 To provide an indication about the reliability of the inputs used in determining fair value, Carbon Revolution classifies its financial instruments into the three levels prescribed under the accounting standards:

Level 1: The fair value of financial instruments traded in active markets (e.g. publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over–the–counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities and for instruments where risk gives rise to a significant unobservable adjustment.

Carbon Revolution’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

Carbon Revolution did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at June 30, 2024 and June 30, 2023.

Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include the use of quoted market prices.

There were no transfers between levels.

There were no changes in valuation techniques.

The below table discloses the impact if the fair value of the warrants strengthened (weakened) by 5%.

	$’000	$’000
+/-5% fair value	Strengthening	Weakening
2024
Impact on loss before tax	(27)	27
Impact on equity	27	(27)
2023
Impact on loss before tax	-	-
Impact on equity	-	-

4.3	Financial risk management

Carbon Revolution is exposed to foreign currency risk, interest rate risk, credit risk and liquidity risk.  Carbon Revolution’s senior management oversees the management of these risks to ensure the most appropriate use of the capital Carbon Revolution has available to achieve its commercial objectives.

4.3.1	Market risk

a)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Carbon Revolution’s exposure to foreign currency risk relates primarily to Carbon Revolution’s US$ denominated term loan (refer Note 4.2) and its operating activities (when revenue or expense is denominated in a different currency from Carbon Revolution’s functional currency). The business has wheel programs with sales denominated in US$ which commenced production in 2024. USD inflows from these program sales are expected provide some offset against USD outflows related to Carbon Revolution’s USD denominated loan.

28% (57% in FY23), (38% in FY22) of Carbon Revolution’s revenues and 29% (34% in FY23, 18% in FY22) of costs are denominated in currencies other than AUD. Carbon Revolution has material exposure to foreign currency for movements in the exchange rate. The primary currencies Carbon Revolution has exposure to are U.S. Dollars and Euros.

Carbon Revolution’s exposure to foreign currency risk in relation to non-derivative financial instruments in AUD at June 30, 2024 was as follows:

2024	EUR $’000	USD $’000
Cash and cash equivalent	33	1,588
Restricted trust fund	-	7,284
Trade receivables	2,160	35
Trade payables	(18,388)	(8,255)
Supplier finance arrangement	(7,624)	(1,344)
Borrowings	-	(93,945)
Balance sheet exposure	(23,819)	(94,637)

2023	EUR $’000	USD $’000
Cash and cash equivalent	632	7,422
Restricted trust fund	-	9,456
Trade receivables	2,409	400
Trade payables	(419)	(813)
Supplier finance arrangement	(4,709)	(414)
Borrowings	-	(46,320)
Balance sheet exposure	(2,087)	(30,269)

The aggregate net foreign exchange gains/losses recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income were:

	2024 $’000	2023 $’000

Net foreign exchange gain/(loss)	2,115	(305)

Sensitivity

As shown in the table above Carbon Revolution is primarily exposed to changes in US/AUD and EUR/AUD. The sensitivity of the Consolidated Statements of Profit or Loss and Other Comprehensive Income to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments.

The below table discloses the impact if the AUD strengthened and weakened by 5% from base rates of EUR 0.6237 and USD 0.6667.

	EUR		USD
	$’000		$’000
	Strengthening	Weakening	Strengthening	Weakening
2024
Impact on loss before tax	1,191	(1,191)	4,732	(4,732)
Impact on equity	1,191	(1,191)	4,732	(4,732)
2023
Impact on loss before tax	104	(104)	1,514	(1,514)
Impact on equity	104	(104)	1,514	1,514

b)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Carbon Revolution does not currently hedge its exposure to interest rate fluctuations. A basis point change in the benchmark interest rates at 30 June 2024 would impact the financial assets and liabilities that are subject to variable interest rate as noted in the table below.

The table below represents the estimated and undiscounted contractual settlement terms for financial liabilities. The exposure to fixed or floating interest rates is described below:

	Variable interest rate		Fixed interest rate		Total	Total
	2024 $’000	2023 $’000	2024 $’000	2023 $’000	2024 $’000	2023 $’000
Financial assets
Cash	3,705	19,582	-	-	3,705	19,582
Restricted trust fund	7,283	14,285	392	392	7,675	14,677
Total financial assets	10,988	33,867	392	392	11,380	34,259

Borrowings and other financial liabilities
Term loan with customer	-	-	-	4,523	-	4,523
Supplier finance arrangement	14,013	9,306	-	-	14,013	9,306
OIC Class A preferred shares (USD)	-	-	52,474	-	52,474	-
OIC Series 2024-A notes (USD)	-	-	30,136	-	30,136	-
OIC Class B preferred shares (USD)	-	-	14,993	-	14,993	-
USD term loan	-	-	94,903	90,645	94,903	90,645
Total financial liabilities	14,013	9,306	192,506	95,168	206,519	104,474

The below table discloses the sensitivity related to variable interest rate expense for supplier finance arrangements based on the balance outstanding as at June 30, 2024 and 2023. Interest income on cash and restricted trust fund balances are immaterial and not subject to material interest rate risk:

	Profit or loss for the year
Effect in thousands of AUD	100 bp increase	100 bp decrease
30 June, 2024
Supplier finance arrangement	(140)	140
30 June, 2023
Supplier finance arrangement	(93)	93

4.3.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Carbon Revolution is exposed to credit risk from its operating activities (primarily trade receivables and contract assets) and from its financing activities, including deposits with banks and financial institutions.

Cash and cash equivalents

Carbon Revolution held cash and cash equivalents of $3.7 million at June 30, 2024 (June 30, 2023: $19.6 million) plus restricted trust fund of $7.7 million at June 30, 2024 (June 30, 2023: $14.7 million). The credit risk associated with cash and cash equivalents is considered as minimal as the cash and cash equivalents are held with reputable financial institutions in Australia and the United States of America. Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less.

Receivables and contract assets

Carbon Revolution held receivables of $8.5 million at June 30, 2024 ($6.4 million at June 30, 2023) and contract assets of $14.0 million at June 30, 2024 ($8.2 million at June 30, 2023). The assessment of customer credit risk is straightforward as a result of the concentrated nature of receivables with only a few customers and a simplified approach has been taken. Depending on the customer, Carbon Revolution’s credit terms vary between 30 and 100 days. An impairment analysis is performed at each reporting date to assess if there are any expected credit losses that need to be accounted for in all receivables. Outstanding customers receivables are regularly monitored by dedicated account managers with respect to the payment terms and unpaid invoices.

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

Maturity analysis

The table below represents the estimated and undiscounted contractual settlement terms for financial liabilities. The contractual maturity is based on the earliest date on which Carbon Revolution may be required to pay. The 2023 comparative period in the table below has been updated to include payables to conform to the current year's presentation.

	On demand $’000	< 3 months $’000	3-12 months $’000	1-5 years $’000	> 5 years $’000	Total $’000
2024
Supplier finance arrangement	14,013	-	-	-	-	14,013
Lease liabilities	-	173	532	3,096	3,965	7,766
OIC Class A preferred shares (USD)	-	-	-	52,474	-	52,474
OIC Series 2024-A notes (USD)	-	-	-	30,136	-	30,136
OIC Class B preferred shares (USD)	-	-	-	14,993	-	14,993
USD term loan	-	-	-	94,903	-	94,903
Payables	45,247	-	-	15,193	-	60,440
	59,260	173	532	210,795	3,965	274,725
2023
Supplier finance arrangement	9,306	-	-	-	-	9,306
Term loan with customer	-	-	4,523	-	-	4,523
Lease liabilities	-	158	487	2,830	4,538	8,013
USD term loan	-	-	-	90,645	-	90,645
Payables	15,474	-	-	-	-	15,474
	24,780	158	5,010	93,475	4,538	127,961

4.4	Contributed equity

Issued share capital		Number of ordinary shares outstanding
As at July 1, 2021 (EUR1.00)	Note	100
As at July 1, 2022 (EUR1.00)		100
Ordinary shares issued (EUR1.00)		24,900
At July 1, 2023		25,000
Surrender by holder to the Company		(25,000)
Merger Transaction
- USD$0.0001 shares issued to Carbon Revolution Limited shareholders in exchange for their shares	6.7	1,367,211
- USD$0.0001 shares issued to Twin Ridge shareholders in exchange for their shares	6.7	506,473
- USD$0.0001 shares issued to Yorkville on establishment of the committed equity facility	6.7	1,500
USD$0.0001 shares issued for marketing services	4.5	10,000
As at June 30, 2024		1,885,184

In 2023, the Company issued a further 24,900 EUR1.00 ordinary shares for which consideration was outstanding. The total ordinary shares outstanding were then converted to deferred shares which were thereafter surrendered by the holder to the Company for nil consideration. As of June 30, 2023, these shares were retained by the Company as treasury shares.

As described in Note 6.7, upon closing of the Transaction in November 2023, the Company issued US$0.0001 ordinary shares to each of the shareholders of Carbon Revolution Limited and Twin Ridge in exchange for all of the share capital outstanding in those two entities respectively.

	June 30, 2024 $’000	June 30, 2023 $’000
Ordinary shares – $USD0.0001 par value (2023: EUR1.00)	-	-
Ordinary shares – share premium	-	-
Ordinary shares – restricted	-	-
Total share capital	-	-

4.4.1	Information about contributed equity

Ordinary shares

Ordinary shares participate in dividends and the proceeds on winding up of Carbon Revolution in proportion to the number of shares held.  At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

During the financial year ended June 30, 2024, Carbon Revolution did not pay a dividend (June 30, 2023: $nil).

Refer to Note 6.7 for the changes in issued capital that occurred during the period as a result of the incorporation of Carbon Revolution PLC.

4.5	Share-based payment plan arrangements

Carbon Revolution Limited historically operated several employee incentive schemes to remunerate employees, including senior executives, in the form of share-based payments. All options and rights related to these historical schemes were cancelled in November 2023 as part of the Transaction. Refer to the note 6.7 for the details of the Transaction. Prior period share-based payment expenses disclosure relates to schemes operated by Carbon Revolution Limited prior to cancellation and the completion of the Transaction which resulted in Carbon Revolution PLC becoming the legal parent of the Group. Carbon Revolution PLC has not provided any share-based compensation schemes to employees as of June 2024. The historical Carbon Revolution Limited share-based payment employee incentive schemes were:

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

Employee stock ownership plan

The employee stock ownership plan (ESOP) was used to deliver a one-off equity award to a number of senior executives and other employees, including the CEO, to reward their efforts in Carbon Revolution achieving listing, to align their interests with the shareholders from listing and for retention purposes. Participation was at the discretion of the Board and options are subject to vesting conditions determined by the Board.

The exercise price of the options was equal to the market price of the underlying shares at IPO. The Board retained a discretion to make a cash payment to participants on vesting and exercise of the options in lieu of an allocation of shares.

The cost of share-based payments were determined by the fair value of the equity instruments granted at the date when the grant was made using an appropriate valuation model. That cost is recognized in employee benefits expense together with a corresponding increase in equity over the period of service and, where applicable, when the performance conditions are fulfilled (the vesting period).

The cumulative expense recognized for share-based payments at each reporting date until the vesting date reflected the extent to which the vesting period has expired and Carbon Revolution’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the Consolidated Statements of Profit or Loss and Other Comprehensive Income for a period represents the movement in cumulative expense recognized as of the beginning and end of that period.

Service and non-market performance conditions were not taken into account when determining the grant date fair value of the equity instruments, but the likelihood of the conditions being met is assessed as part of Carbon Revolution’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to a share-based payment, but without an associated service requirement, are considered to be non-vesting conditions. Non- vesting conditions are reflected in the fair value of an instrument and lead to an immediate expensing of the instrument unless there are also service and/or performance conditions.

No expense is recognized for instruments that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Capital raise requirement

As described in Note 4.2, Carbon Revolution did not meet the capital raise requirement by December 31, 2023, and as a result, Carbon Revolution is required to issue 50,000 shares upon maturity in May 2027.

Supplier arrangements

In March 2024, Carbon Revolution issued 10,000 shares as consideration for marketing services. The shares were valued at USD 14.17 (equivalent to $21.43) being the traded price at grant date.

4.6	Reserves

	2024 $’000	2023 $’000
Share-based payments	1,905	7,695
Share buyback	-	(311)
Foreign currency translation	85	(218)
	1,990	7,166

4.6.1	Information about reserves

Share-based payments reserve

The reserve is used to recognize the value of equity benefits provided to employees and directors as part of their remuneration.

Share buy-back reserve

The share buy-back reserve relates to shares bought back from the former owners of Carbon Revolution before the Transaction.

Foreign currency translation reserve

The functional currency of Carbon Revolution PLC is US dollars. The functional currency of subsidiaries and the predecessor parent being Carbon Revolution Limited is their local currency. The presentation currency of the consolidated group is Australian dollars. Foreign currency transactions are translated into the presentation currency of the relevant entity using current exchange rates at the reporting date. The income and expenses of the relevant entity are translated into the presentation currency at the year-to-date average exchange rates. On consolidation, the foreign currency differences are recognized in other comprehensive income and the balances are accumulated in the foreign currency translation reserves.

4.7	Capital raising transaction costs

	2024 $’000	2023 $’000	2022 $’000

Capital raising transaction costs recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income	31,584	24,746	-
Finance income recognised in the Consolidated Statements of Profit or Loss and Other Comprehensive Income	(538)	-	-
	31,046	24,746	-

Capital raising transaction costs recognized in trade payables	22,938	541	-
Capital raising transaction costs recognized in accruals	1,448	5,716	-
Capital raising transaction costs recognized in provisions	-	9,459	-

Capital raising transaction costs recognized in the operating cash flow	11,712	9,030	-

Capital raising transaction costs in equity	10,654	-	-

As described in note 6.7, Carbon Revolution PLC consummated a securities purchase agreement with OIC Structured Equity Fund I Range, LLC and affiliated entities (“OIC”) on November 6, 2023. These have resulted in increased transaction costs and payables as of June 30, 2024 and June 30, 2023.

5 Taxes

Current income tax expense or benefit for the current and prior periods is measured at the amount expected to be recovered from or paid to the tax authorities. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Deferred tax assets are recognized only to the extent of deferred tax liabilities as referred to in note 5.3.

5.1 Income tax expense

The major components of income tax expense are:

	2024 $’000	2023 $’000	2022 $’000
Consolidated Statements of Profit or Loss and Other Comprehensive Income
Current income tax charge / benefit	-	-	-
Adjustment for current tax relating to prior periods	-	-	-
Deferred income tax relating to the origination and reversal of temporary differences	-	-	-
	-	-	-

	2024 $’000	2023 $’000	2022 $’000
The prima facie tax benefit on loss before tax differs from the income tax expense as follows:
Loss before tax	(221,083)	(79,223)	(47,821)
Benefit at the Irish statutory income tax rate of 25% (2023 and 2022: 30% at the Australian statutory income tax rate)*	55,271	23,767	14,346
Tax impact of:
Non-deductible expenses	(13,599)	(4,859)	(5,083)
Non-assessable income	1,796	-	-
Impact of different tax rates in foreign jurisdictions	8,641	29	54
Current year taxable losses and other temporary differences not recognized	(52,109)	(18,937)	(9,317)
Income tax expense	-	-	-

*
Carbon Revolution PLC is domiciled in Ireland pursuant to the Transaction. Prior comparatives reflect the Australian corporate tax rate of 30%, being the tax rate of Carbon Revolution Limited as predecessor. Refer to note 6.7 for details of the Transaction.

5.2 Deferred taxes

Deferred tax is provided using the asset-liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

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

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

5.2.1 Research and development tax credits

The Group is entitled to claim tax offsets for investments in qualifying expenditure under the Research and Development Tax Incentive regime in Australia. The Group accounts for these allowances as tax credits, which at present are being carried forward and may reduce income tax payable and current tax expense in future years. A deferred tax asset, subject to accounting recognition criteria is available to be recognised for unclaimed tax credits that are carried forward as deferred tax assets. At 30 June 2024, no deferred tax asset has been recognised, see note 5.3.2.

5.2.2 Interest limitation rules and disallowed amounts

Changes to the interest limitation regime in Australia were recently enacted which includes a new earnings based ‘fixed ratio test’, which broadly, limits Australian net debt deductions to 30% of the Groups Australian tax EBITDA. The Group has chosen to rely on the fixed ratio test in the current year.

As the Australian tax EBITDA of the Group is negative in the current year, the Australian net debt deductions of the Group have been treated as non-deductible in the current year (referred to as the FRT disallowed amounts).

Subject to the satisfaction of integrity measures and the Group continuing to choose to apply the fixed ratio test, the Group may be able to claim a deduction for the FRT disallowed amounts carried forward in future years, within a 15-year period.

A deferred tax asset, subject to accounting recognition criteria, is available to be recognized for the FRT disallowed amounts that are carried forward as deferred tax assets. At 30 June 2024, no deferred tax asset has been recognized, see note 5.3.2.

5.3.1	Recognized deferred tax assets and liabilities in the Consolidated Statements of Financial Position

Deferred tax at June 30, 2024 relates to the following:

	2024 $’000	2023 $’000	2022 $’000
Deferred tax liabilities relating to temporary differences:
Intangible assets	-	(4,746)	(4,050)
Property, plant and equipment	-	(12,841)	(6,551)
Receivables	-	-	(25)
Right of use assets	-	(2,234)	(2,269)
Other	(1,567)	-	-
	(1,567)	(19,821)	(12,895)
Deferred tax assets related to temporary differences:
Provisions and accruals	805	6,981	3,785
Capital raising transaction costs	-	7,833	1,960
Tax losses	-	2,682	-
Lease liability	-	2,234	2,269
Other	762	91	89
Total	1,567	19,821	8,103
Net deferred tax liability	-	-	(4,792)
Less: temporary differences not previously recognized	-	-	4,792
Net deferred tax recognized in the Consolidated Statements of Financial Position	-	-	-

The comparative figures for 2023 and 2022 have been updated from what was previously presented to disclose the gross amounts of right of use assets and lease liabilities. This change does not result in a net change to deferred tax assets. Deferred tax assets have been recognized only to the extent of deferred tax liabilities as described in accounting judgements and estimates at note 5.5.

Temporary differences arise in relation to capital raising costs for which the Group claims a tax deduction on a straight-line basis over a 5-year period in accordance with Australian tax law.

5.3.2	Unrecognized deferred tax assets
Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefit therefrom.

	2024 $’000	2023 $’000	2022 $’000

Provisions and accruals	8,433	-	-
Property, plant and equipment	15,535	-	-
Capital raising transaction costs	7,135	-	-
Other deductible temporary differences	3,283	-	-
Tax losses	66,793	51,843	38,730
R&D tax credits	34,883	27,948	22,969
FRT disallowed amounts	4,376	-	-
	140,438	79,791	61,699

5.4	Carry forward unrecognized tax losses, research and development tax credits, and FRT disallowed amounts

Tax losses, R&D tax credits and FRT disallowed amounts for which no deferred tax asset was recognized expire as follows. The figures below reflect the post tax impact of each of these amounts.

	2024 $’000	Expiry date	2023 $’000	Expiry date	2022 $’000	Expiry date

Tax losses	66,793	-	51,843	-	38,730	-
R&D tax credits	34,883	-	27,948	-	22,969	-
FRT disallowed amounts	4,376	2039	-	-	-	-

Deferred tax assets are recognized for deductible temporary differences, carry forward unused tax credits and unused tax losses, and carry forward FRT disallowed amounts to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax credits, unused tax losses or FRT disallowed amounts can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The income tax losses and R&D tax credits have no expiry date and are available indefinitely for offset against future assessable income subject to the Group continuing to meet relevant statutory tests. The FRT disallowed amounts may only be carried forward for a period of 15 years, but may offset against future assessable income subject to the Group meeting the relevant statutory tests.

Management have determined that it is not appropriate to recognize a deferred tax asset until consistent levels of profitability can be demonstrated. The deferred tax asset has been recognized only to the extent of available taxable temporary differences.

Refer to note 5.3.2 above for details regarding unrecognized tax amounts.

6	Other notes

6.1	Information about subsidiaries

The table below lists the controlled entities of Carbon Revolution PLC.

		Country of	% equity interest
Name	Principal activities	incorporation	2024	2023
Carbon Revolution Pty Ltd	Carbon fiber wheels	Australia	100*	-
Carbon Revolution Operations Pty Ltd	Carbon fiber wheels	Australia	100	100
Carbon Revolution Technology Pty Ltd	N/A	Australia	100	100
Carbon Revolution (USA) LLC	Carbon fiber wheels	United States	100	100
Carbon Revolution (UK) Limited	Carbon fiber wheels	United Kingdom	-**	100
Poppettell Merger Sub	Twin Ridge merged with and into this entity	Cayman Islands	100	-

* Carbon Revolution Pty Ltd, formerly Carbon Revolution Limited, was the ultimate parent of the Carbon Revolution group of companies in 2023.
** Carbon Revolution (UK) Limited was liquidated on August 15, 2023.

6.2	Directors and Key management personnel

	2024 $	2023 $	2022 $
Compensation by category
Short-term employment benefits	2,297,211	2,211,445	2,195,825
Share-based payment	91,111	-	-
Post-employment benefits	87,701	99,352	96,132
	2,476,023	2,310,797	2,291,957

6.3	Transactions with related parties

There were no transactions with related parties in 2024, 2023 and 2022 other than the key management personnel in Note 6.2 above and transactions with OIC in Note 4.1.3 above.

6.4	Unrecognized items

6.4.1	Guarantees

Carbon Revolution has entered into property lease rental guarantees with a face value of $391,673 (June 30, 2023: $391,763).

6.4.2	Capital commitments

Carbon Revolution has capital commitments for manufacturing equipment as of June 30, 2024 totaling $9.2 million (June 30, 2023: $3.6 million).

6.4.3	Contingent liabilities

Carbon Revolution has no contingent liabilities as of June 30, 2024 (June 30, 2023: nil).

6.5	Changes in accounting policies

As described in Note 2.4.1, Carbon Revolution has changed to a straight-line depreciation method and reassessed the useful lives of its assets.

New and amended Accounting standards that are effective for the current year

During the current year, the Group adopted the following applicable amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB):

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
o
Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require the disclosure of ‘material’, rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. Management reviewed the accounting policies and made updates to the information disclosed in these financial statements (2023: Significant accounting policies) in certain instances in line with the amendments.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
o	Carbon Revolution applied amendments that narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences.

•	International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12
o	The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax and accounts for it as a current tax when it is incurred, which is effective immediately, and require new disclosures about the Pillar Two exposure. The mandatory exception applies retrospectively However, because no new legislation to implement the top-up tax was enacted or substantively enacted at June 30, 2024 in any jurisdiction in which Carbon Revolution operates and no related deferred tax was recognized at that date, the retrospective application has no impact on the Carbon Revolution’s financial statements.
o	Global minimum top-up tax – The Group operates in Australia, which has enacted the new legislation to implement the global minimum top-up tax and expects to be subject to the top-up tax in relation to its operations, where the statutory tax rate is 30 percent. However, since the newly enacted legislation in Australia is only effective from January 1, 2024, there is no current tax impact for the year ended June 30, 2024. The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as current tax when it is incurred (see Note 5.2).

There was no material impact upon adoption of the new and revised Standards and amendments in these financial statements.

The Group does not have any material transactions that are affected by the following newly effective accounting standards and amendments:

a. IFRS 17 Insurance Contracts

6.6	Accounting standards issued but not yet effective at June 30, 2024

At the date of authorization of the consolidated financial statements, other Standards and Interpretations issued but not yet effective and relevant for Carbon Revolution were listed below.

Standard and Interpretation	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending
Classification of Liabilities as Current or Non-current– Amendments to IAS 1	1 January 2024	30 June 2025
Lease Liability in a Sale and Leaseback – Amendments to IFRS 16	1 January 2024	30 June 2025
Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7	1 January 2024	30 June 2025
Lack of Exchangeability – Amendments to IAS 21	1 January 2025	30 June 2026

The adoption of above amendments is not expected to have a material impact on the financial statements of Carbon Revolution in future periods.

6.7	Capital Reorganization

As set out in Note 1.1 The Capital Reorganization, on November 29, 2022, the Company, Carbon Revolution Limited and Twin Ridge Capital Acquisition Corp. (“Twin Ridge”), a publicly traded special purpose acquisition company, entered into a business combination agreement (the “BCA”) and accompanying scheme implementation deed (“SID”). Under the arrangements, via a series of linked steps, the Company would acquire Carbon Revolution Limited and Twin Ridge.

On November 3, 2023 (the “Closing Date”), the Company consummated the Transaction pursuant to the terms of the BCA and SID. In connection with the Transaction, all of the existing ordinary shares, warrants and options of Twin Ridge and Carbon Revolution Limited were converted in accordance with the BCA to securities of the Company. Carbon Revolution Limited shareholders received consideration of 0.00642 ordinary shares per Carbon Revolution Limited share, having an implied value of $20.93 based on the market price of Carbon Revolution Limited shares on the close of trading on the ASX on October 19, 2023. The Company became the holder of all of the issued shares in Carbon Revolution Limited and Twin Ridge, with Carbon Revolution Limited being delisted from the Australian Stock Exchange.

The Company listed its ordinary shares and public warrants on the NASDAQ stock market under the symbols “CREV” and “CREVW”, respectively.

The Transaction accounting

Since the Company and Twin Ridge are not businesses as defined in IFRS 3, the transaction is not a business combination under IFRS. Consequently, the Transaction is accounted for as a capital reorganization.

Under this method of accounting, the Company was treated as the ‘acquired’ company for financial reporting purposes. The net liabilities of the Company included the net liabilities of Twin Ridge as a subsidiary of the Company. The Company merged with Twin Ridge immediately prior to the Company issuing shares to Carbon Revolution Limited shareholders. Accordingly, the collective steps which result in the Company acquiring the shares of Carbon Revolution Limited and Twin Ridge were accounted for within the scope of IFRS 2 Share-based Payments (IFRS 2), and treated as the equivalent of the Carbon Revolution Limited issuing shares at the closing of the Transaction for the net assets of the Company as of the Closing Date, accompanied by a recapitalization as Carbon Revolution Limited is not the legal acquiror of the Company. The net liabilities of the Company (including the net liabilities of Twin Ridge) are stated at historical cost, with no goodwill or other intangible assets that would otherwise be recorded in accordance with IFRS3 except for  certain warrants which are measured at fair value through the Consolidated Statements of Profit or Loss and Other Comprehensive Income. The fair values of the net assets of the Company are consistent with historical carrying values. Carbon Revolution Limited was, consequently, deemed the accounting predecessor, meaning that Carbon Revolution Limited’s consolidated assets, liabilities and results of operations were the historical comparative consolidated financial information presented for the Company. This deemed issuance of shares were in fact both an equity transaction under IAS 32 (receiving the net assets of Twin Ridge, primarily cash of $1.1m and assuming the derivative liabilities and payables (including deferred transaction costs)totaling $14.5m and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of Twin Ridge),), refer to table below.

Carbon Revolution Limited determined that it was the accounting acquiror (notwithstanding it was legally acquired by the Company) based on an evaluation of the following:

•	Carbon Revolution Limited’s existing shareholders have the greatest voting interest in the combined entity;
•
Carbon Revolution Limited’s directors represent the majority of the board of directors of the combined company and Carbon Revolution’s senior management will be the senior management of the combined company following consummation of the Transaction; and

•	Carbon Revolution Limited is the larger entity based on historical operating activity and its employee base.

Other factors were considered, including the purpose and intent of the Transaction, noting that the preponderance of evidence as described above, is indicative that Carbon Revolution Limited is the accounting acquiror in the Transaction.

The difference between the fair value of the Company’s shares issued, considering the fair value of Carbon Revolution’s shares of $0.135 per share (being the market price of Carbon Revolution Limited’s ordinary shares on the Australian Stock Exchange at the last date of trading prior to completion of the Transaction) over the fair value of Twin Ridge’s identifiable net liabilities assumed which represents compensation for the service of obtaining a stock exchange listing for its shares.

The fair value of each individual Carbon Revolution Limited ordinary share deemed to have been issued to Twin Ridge shareholders is derived from the $0.135 market price for underlying Carbon Revolution Limited ordinary shares on the ASX at the last date of trading prior to completion of the Transaction, not the US$10.00 value per share articulated in the BCA.

As such, the total changes to shares and other securities on issue as a result of the Transaction and other associated events are as follows:

a)
1,367,211 ordinary shares in the Company were issued to existing Carbon Revolution Limited shareholders in exchange for their 213,029,945 ordinary shares in Carbon Revolution Limited that were cancelled.

b)
The Company issued 506,473 ordinary shares to Twin Ridge shareholders in exchange for their existing Twin Ridge shares, as well as 5,107,842 private placement warrants and 7,098,819 public warrants having their warrants automatically exchanged by Carbon Revolution PLC of the obligations under such warrants, including to become exercisable in respect of Ordinary Shares instead of Twin Ridge ordinary shares. The Company’s warrants are exercisable at US$11.50 for one-tenth of an ordinary share and expire in November 2028. The public and private warrants are considered to be a derivative financial liability and measured at fair value through profit and loss.

c)	Effectuation of a 10-to-1 consolidation of the ordinary shares of the Company as reflected in the number of shares shown in b) and d).

d)
1,500 ordinary shares in the Company were issued to Yorkville as a commitment fee to secure a US$60M committed equity facility (“CEF”). As at June 30, 2024, the Company has not utilized the facility. The above steps a to d happened concurrently.

e)
Immediately subsequent to the issuances, the Company undertook a capital reduction under the Irish Companies Act 2014 which had the effect of transferring share capital / share premium to accumulated losses with no change to the number of shares on issue.

f)	On completion of the Transaction in November 2023, all historical share-based payment plans of Carbon Revolution Limited were cancelled for no consideration.

The summarized implications of the accounting treatment for the Transaction on the financial statements are:
-
The amount recognized as issued ordinary shares in these consolidated financial statements of Carbon Revolution PLC has been determined by adding the fair value of the deemed issuance of shares to Twin Ridge shareholders and Carbon Revolution shareholders. Also, the accumulated losses and other equity balances in the comparative periods have been restated to reflect the impact of the capital reorganisation.

-	The equity structure (number of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization, refer to Note 4.4.
-	The excess of the fair value of the Company’s shares issued to Twin Ridge over the net liabilities incurred have been accounted as a listing expense under IFRS 2.
-	The settlement of pre-existing relationship between the Company and Twin Ridge has been determined using fair value method.
-	The assets and liabilities of Carbon Revolution Limited have been recognized and measured in the Company’s consolidated financial statements at their pre-combination carrying amounts;

-
Accumulated losses and other equity balances are additionally adjusted to give effect to the Irish capital reduction which received court’s approval on 19th January 2024 to reflect the equity structure of the Company under Irish law.

-
The Consolidated Statements of Profit or Loss and Other Comprehensive Income reflects that of Carbon Revolution Limited for the full period together with the post-acquisition results of the Company from the Closing Date of the Transaction. Loss per share of Carbon Revolution Limited is restated such that the denominator of historical loss per share and weighted average shares issued is adjusted by the exchange ratio established in the Transaction, refer to Note 2.5.

Fair value of equity consideration issued	$
506,473 ordinary shares issued to Twin Ridge shareholders		(10,653,571)
Settlement of pre-existing relationship		(809,364)
Total consideration		(11,462,935)

Twin Ridge net assets acquired / (liabilities assumed)
Net cash proceeds from Twin Ridge		1,085,063
Warrant liabilities		(1,447,861)
Payables		(13,888,485)
Settlement of pre-existing relationship		809,364
Net liabilities assumed by CRL		(13,441,919)
IFRS 2 - Listing expenses		24,904,854

6.8	Subsequent events

Further Release of US$5 Million (AUD$7.4 million) tranches from OIC

On July 10, 2024, US$5 million (AUD$7.4 million) was released from escrow and the Group issued an aggregate principal amount of additional Series 2024-A Notes to OIC, in connection with the satisfaction of the applicable conditions for the fourth Escrow Release. The Company also issued to the OIC Investors a warrant to purchase a number of shares equal to 2.5% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.

On July 29, 2024, US$5 million (AUD$7.6 million) was released from escrow and the Group issued an aggregate principal amount of additional Series 2024-A Notes to OIC in such amount. OIC waived certain conditions for the fifth Escrow Release to enable the release of funds prior to August 1, 2024 and without measurement of the Group’s performance with respect to the applicable monthly milestones for such release as of July 31, 2024. The Group also issued to the OIC a warrant to purchase a number of shares equal to 2.5% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.

On September 5, 2024, US$5 million (AUD$7.4 million) was released from escrow and the Group issued an aggregate principal amount of additional Series 2024-A Notes to OIC in such amount. The Group also issued to OIC a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
On October 30, 2024, US$5 million (AUD$7.6 million) was released from escrow and the Group issued a corresponding aggregate principal amount of additional Series 2024-A Notes to OIC. OIC waived one of the conditions for the release of the Seventh Escrow Release. The Group also issued to OIC a warrant to purchase a number of shares equal to 2.5% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC. Proceeds from the OIC investment will be used to fund operations and investments in capacity in the near term.

Additional interest and amounts brought forward arising from non-payment of deferred transaction costs

Under an agreement the Group had previously reached relating to transaction cost deferrals from the capital reorganization (as per Note 3.6.1) with the relevant creditors, US$5 million (A$7.6 million) was payable on November 3, 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (A$7.6 million) payment was not made in November 2024 and a further US$10.0 million (A$15.0 million) is now payable or payable in twelve months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts.

Amendment to Securities Purchase Agreement

On December 20, 2024, the Group and the OIC entered into Amendment No. 4 to the Securities Purchase Agreement, providing for the funding of US$25 million (AUD$40.1 million) in five tranches, each equal to US$5 million (AUD$8.0 million), subject to satisfying certain conditions in exchange for preferred shares issued by the Group or debt instruments issued by Carbon Revolution Operations. Pursuant to other documents entered into simultaneously therewith, the OIC will purchase notes of a new series, Series 2025-A Notes. In connection with the funding of each of the five tranches of US$5 million (AUD$8.0 million), the Group will issue to the OIC, pro rata in proportion to the amount of their investment relative to the total amount invested by the OIC in each tranche, penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.

Issuance of US$5 million (AUD$8.0 million) of Series 2025-A Notes and Warrants

On December 20, 2024, upon the satisfaction of the first of the release conditions, US$5 million (AUD$8.0 million) was funded in exchange for the issuance to the OIC of US$5 million (AUD$8.0 million) aggregate principal amount of Series 2025-A Notes and the release from the payment reserve fund of US$400,000 (AUD$642,024) in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind for the benefit of the Existing Lenders.  Additionally, the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC, and otherwise containing the same terms as the warrants issued to the OIC in prior reserve releases.

Issuance of US$5 million (AUD$8.0 million) of Series 2025-A Notes and Warrants

On January 21, 2025, upon the satisfaction of the conditions to the release of a second instalment of the aggregate of US$25 million (AUD$40.1 million) for which the conditions were agreed upon in December, US$5 million (AUD$8.0 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (AUD$8.0 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (AUD$642,710) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (AUD$8.6 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (AUD$8.0 million) released by the OIC Investors and US$400,000 (AUD$642,024) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.

Issuance of US$5 million (AUD$7.9 million) of Series 2025-A Notes and Warrants

On March 7, 2025, upon the satisfaction of the conditions to the release of a third instalment of the aggregate of US$25 million (AUD$40.1 million) for which the conditions were agreed upon in December, US$5 million (AUD$7.9 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (AUD$7.9 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (AUD$632,091) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (AUD $8.6 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (AUD$8.0 million) released by the OIC Investors and US$400,000 (AUD$642,024) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.

Issuance of US$5 million (AUD$7.8 million) of Series 2025-A Notes and Warrants

On May 09, 2025, upon the satisfaction of the conditions to the release of a forth instalment of the aggregate of US$25 million (AUD$40.1 million) for which the conditions were agreed upon in December, US$5 million (AUD$8.0 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (AUD$7.8 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (AUD$625,356) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (AUD$8.6 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (AUD$8.0 million) released by the OIC Investors and US$400,000 (AUD$642,024) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.

Since June 30, 2024, there have been a number of other amendments to the New Debt Program and OIC Financing, including changes to financial covenants under the New Debt Program and funding milestones under the OIC Financing, and there have been a number of waivers by the counterparties to the New Debt Program for various events of default, including relating to breaches of loan covenants and a milestone (or milestones) have been waived under the OIC Financing.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1
Amended and Restated Memorandum and Articles of Association of Carbon Revolution Public Limited Company (incorporated by reference to Exhibit 1.1 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).

2.1	Specimen Ordinary Shares Certificate of Carbon Revolution Public Limited Company (incorporated by reference to Exhibit 2.1 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).
2.2	Warrant Certificate of Carbon Revolution Public Limited Company (incorporated by reference to Exhibit 2.2 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).
2.3†	Description of Securities.
2.4
Indenture, dated May 23, 2023, by and between Carbon Revolution Operations and UMB Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K, furnished with the SEC on May 24, 2024).

2.5
Second Supplemental Indenture, dated May 24, 2024, by and between Carbon Revolution Operations and UMB Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K, furnished with the SEC on May 24, 2024).

2.6
Third Supplemental Indenture, dated June 21, 2024, by and between Carbon Revolution Operations and UMB Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K, furnished with the SEC on June 24, 2024).

2.7
Fourth Supplemental Indenture, dated December 20, 2024, by and between Carbon Revolution Operations and UMB Bank, National Association, as Trustee (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K, furnished with the SEC on December 23, 2024).

2.8	Form of Series 2024-A Note (included as Exhibit A to the Second Supplemental Indenture) (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K, furnished with the SEC on May 24, 2024).
2.9	Form of Last Out Note (included as Exhibit A to the Third Supplemental Indenture) (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K, furnished with the SEC on June 24, 2024).
2.10
Form of Series 2025-A Note (included as Exhibit A to the Fourth Supplemental Indenture) (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K, furnished with the SEC on December 23, 2024).

2.11	Certificate of Designation of Series B Preferred Shares of Carbon Revolution plc (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K, furnished with the SEC on April 11, 2024).
4.1+
Business Combination Agreement, dated as of November 29, 2022, by and among Twin Ridge Capital Acquisition Corp., Carbon Revolution Limited, Poppetell Limited and Poppettell Merger Sub (incorporated by reference to Annex A to the Registration Statement on Form F-4 (333-270047)).

4.2
Amendment to the Business Combination Agreement, dated as of October 5, 2023, by and among Twin Ridge Capital Acquisition Corp., Carbon Revolution Limited, Poppetell Limited and Poppettell Merger Sub (incorporated by reference to Annex A to Supplement No. 2 to the proxy statement/prospectus dated September 8, 2023 filed on October 5, 2023)).

4.3+
Scheme Implementation Deed, dated as of November 30, 2022, by and among Carbon Revolution Limited, Twin Ridge Capital Acquisition Corp. and Poppetell Limited (incorporated by reference to Annex B to the Registration Statement on Form F-4 (333-270047)).

4.4	Scheme Implementation Amendment (incorporated by reference to Annex E to Supplement No. 1 to the proxy statement/prospectus dated September 8, 2023 filed on September 25, 2023)).
4.5
Warrant Agreement, dated March 3, 2021, by and among Twin Ridge Capital Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 (333-270047)).

4.6
Assignment and Assumption Agreement between Twin Ridge Capital Acquisition Corp., Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.6 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).

4.7
Warrant Amendment Agreement between Twin Ridge Capital Acquisition Corp., Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.7 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).

4.8
Letter Agreement, dated March 3, 2021, by and among Twin Ridge Capital Acquisition Corp., Barclays Capital Inc. and Evercore Group, LLC (incorporated by reference to Exhibit 10.4 of Twin Ridge Capital Acquisition Corp.’s Form 8-K, filed with the SEC on March 9, 2021).

4.9+
Sponsor Side Letter, dated as of November 29, 2022, by and among Twin Ridge Capital Sponsor, LLC, Twin Ridge Capital Sponsor Subsidiary, LLC, the independent directors party thereto, the other insiders party thereto, Twin Ridge Capital Acquisition Corp., Carbon Revolution Limited, and Poppetell Limited (included as Annex F to the Form F-4 (333-270047)).

4.10#
Proceeds Disbursing and Security Agreement, dated May 23, 2023 by and among UMB Bank, N.A., as trustee and disbursing Agent, Newlight Capital LLC, as servicer, collateral agent and security trustee and Carbon Revolution Operations PTY LTD (incorporated by reference to Exhibit 4.10 of the Company’s Form 20-F, filed with the SEC on November 13, 2023.

4.11
Second Amendment to Proceeds Disbursing and Security Agreement, dated September 18, 2023, between UMB Bank, National Association, Newlight Capital LLC, Carbon Revolution Operations Pty Ltd, Carbon Revolution Technology Pty Ltd and Carbon Revolution (incorporated by reference to Annex F to Supplement No. 1 to the proxy statement/prospectus dated September 8, 2023 filed on September 25, 2023)).

4.12†#
Third Amendment to Proceeds Disbursing and Security Agreement, dated October 18, 2023, between UMB Bank, National Association, Newlight Capital LLC, Carbon Revolution Operations Pty Ltd, Carbon Revolution Technology Pty Ltd and Carbon Revolution.

4.13†#
Fourth Amendment to Proceeds Disbursing and Security Agreement, dated March 4, 2024, between UMB Bank, National Association, Newlight Capital LLC, Carbon Revolution Operations Pty Ltd, Carbon Revolution Technology Pty Ltd and Carbon Revolution.

4.14#
Fifth Amendment, dated May 24, 2024, to the Proceeds Disbursing and Security Agreement, dated May 23, 2023, by and among Carbon Revolution Operations, UMB Bank, National Association and the other parties thereto (incorporated by reference to Exhibit 99.5 of the Company’s Form 6-K, furnished with the SEC on May 24, 2024).

4.15#
Sixth Amendment, dated June 21, 2024, to the Proceeds Disbursing and Security Agreement, dated May 23, 2023 (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K, furnished with the SEC on June 24, 2024).

4.16#
Seventh Amendment, dated December 20, 2024, to the Proceeds Disbursing and Security Agreement, dated May 23, 2023 (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K, furnished with the SEC on December 23, 2024).

4.17#†	Eighth Amendment, dated April 24, 2025, to the Proceeds Disbursing and Security Agreement, dated May 23, 2023.
4.18*	Equity Incentive Plan of the Company (incorporated by reference to Exhibit 4.11 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).
4.19*#	Service Agreement with Jacob Dingle, dated March 14, 2017 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (333-270047)).
4.20*#	Service Agreement with Gerard Buckle, dated August 7, 2019 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (333-270047)).

4.21	Form of Voluntary Escrow Deed (incorporated by reference to Annex H to the Registration Statement on Form F-4 (333-270047)).
4.22
Securities Purchase Agreement, by and among the Company, Carbon Revolution Operations Pty Ltd and OIC Investors, dated September 21, 2023 (incorporated by reference to Annex B to Supplement No. 1 to the proxy statement/prospectus dated September 8, 2023 filed on September 25, 2023)).

4.23
Amendment No. 1, dated April 10, 2024, to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and the OIC Investors (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K, furnished with the SEC on April 11, 2024).

4.24+
Amendment No. 2, dated May 24, 2024, to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and the OIC Investors (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K, furnished with the SEC on May 24, 2024).

4.25+
Amendment No. 3, dated June 21, 2024, to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and the OIC Investors (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K, furnished with the SEC on June 24, 2024).

4.26+#
Amendment No. 4, dated December 20, 2024, to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and the OIC Investors (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K, furnished with the SEC on December 23, 2024).

4.27+#†	Amendment No. 5, dated April 24, 2025, to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and the OIC Investors.
4.28
Form of Company OIC Warrant to purchase Ordinary Shares (incorporated by reference to Annex C to Supplement No. 1 to the proxy statement/prospectus dated September 8, 2023 filed on September 25, 2023)).

4.29
Shareholder’s Agreement between the Company and OIC Investors, dated as of September 21, 2023 (incorporated by reference to Annex D to Supplement No. 1 to the proxy statement/prospectus dated September 8, 2023 filed on September 25, 2023)).

4.30*
Form of Indemnification Agreement between Carbon Revolution Public Limited Company and each of its directors and officers (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (333-270047)).

4.31	Form of Lock Up Agreement (incorporated by reference to Exhibit 4.20 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).
4.32
Registration Rights Agreement, dated as of November 3, 2023, among the Company, Twin Ridge, DDGN Advisors LLC and the individuals listed on the signature pages thereto (incorporated by reference to Exhibit 4.21 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).

4.33†	Warrant dated November 3, 2023
4.34	Amendment No. 1, dated April 10, 2024, to the Warrant dated November 3, 2023 (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K, furnished with the SEC on April 11, 2024).
4.35	Amendment No. 2, dated June 21, 2024, to the Warrant dated November 3, 2023 (incorporated by reference to Exhibit 99.6 of the Company’s Form 6-K, furnished with the SEC on June 24, 2024).
4.36	Warrant dated April 10, 2024 (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K, furnished with the SEC on April 11, 2024).
4.37	Amendment No. 1, dated June 21, 2024, to the Warrant dated April 10, 2024 (incorporated by reference to Exhibit 99.7 of the Company’s Form 6-K, furnished with the SEC on June 24, 2024).
4.38	Warrant dated May 24, 2024 (incorporated by reference to Exhibit 99.6 of the Company’s Form 6-K, furnished with the SEC on May 24, 2024).
4.39	Amendment No. 1, dated June 21, 2024, to the Warrant dated May 24, 2024 (incorporated by reference to Exhibit 99.8 of the Company’s Form 6-K, furnished with the SEC on June 24, 2024).
4.40	Form of Additional New Warrant (included as Exhibit A to Amendment No. 3 to the Securities Purchase Agreement) ) (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K, furnished with the SEC on June 24, 2024).
4.41
Registration Rights Agreement dated April 10, 2024 among the Company and the OIC Investors (incorporated by reference to Exhibit 99.5 of the Company’s Form 6-K, furnished with the SEC on April 11, 2024).

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).
12.1†	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2†	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1†	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2†	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1†	List of Relevant Territories for Irish Tax Purposes.
15.2†	Letter dated November 9, 2023 from Deloitte Touche Tohmatsu, pertaining to Item 16F.
15.3†	Letter dated May 21, 2024 from EisnerAmper Audit Limited pertaining to Item 16F.
97.1†	Compensation Recovery Policy

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

Carbon Revolution Public Limited Company

May 14, 2025	By:	/s/ Donald Hampton Jr
		Name:	Donald Hampton Jr
		Title:	Director and Authorized Signatory