Form 20-F
period 2023-06-30
Carbon Revolution Public Ltd Co
filed 2025-05-30
CIK 1960208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

On June 30, 2023, the issuer had 25,000 ordinary shares, par value €1.00 per share, outstanding.

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

This Annual Report on Form 20-F (the “Report”) is for the fiscal year ended June 30, 2023. Unless otherwise stated herein or the context so requires, this Report includes information for the Company as of June 30, 2023, without giving effect to the Business Combination.

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

The Company’s consolidated financial statements are contained in Item 18 from pages 114 to 127 and are presented in EUR and have been prepared in accordance with the IFRS Accounting standards as issued by the International Accounting Standards Board (“IASB”) (together “IFRS”). The Company has made rounding adjustments to some of the figures included in this Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

The Company is not yet profitable and does not yet derive positive operating cash flows (and in the aggregate does not expect to for its 12.5-month cash flow projection period commencing May 14, 2025 (this cash flow projection has been prepared for the purpose of going concern referred to in Note 1(ix) Going concern of Item 18 of this Report (the “12.5 Month Cash Flow Projections”)).

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

In addition to the financial covenants described above, the New Debt Program (and the 2024 Amendments) contain a number of other positive and negative covenants and obligations binding on the Company, and its wholly owned subsidiaries Carbon Revolution PL and Carbon Revolution Operations Pty Ltd (“Carbon Revolution Operations”).

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

The Company may fail to meet forecasts.

The forward-looking statements, opinions and estimates provided in this document, including the 12.5 Month Cash Flow Projections included in Item 5. Operating and Financial Review and Prospects of this Report, rely on various estimates, contingencies and assumptions. Various factors, both known and unknown, may impact the Company’s performance and may cause actual results to vary significantly from expected results. Accordingly, our future financial condition and results of operations may differ materially from our projections. Our failure to achieve our projected results could harm the trading price of the Company’s securities and its financial position. The Company does not have or assume any duty to update the 12.5 Month Cash Flow Projections included in Item 5. Operating and Financial Review and Prospects of this Report.

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

The financial information in the Company’s financial statements for financial year 30 June 2023 is presented in Euros. Subsequent to the Business Combination the Company incurs the majority of its costs in Australian Dollars. Similarly, subsequent to the Business Combination a substantial amount of the Company’s revenues from wheel sales are generated in currencies other than Australian Dollars and a number of suppliers are paid in currency other than Australian Dollars.

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

Historically, tariffs have led to increased trade and political tensions, between not only the United States, and China, but also between the United States and other countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on goods from the United States. Any additional or retaliatory tariffs, as well as any tariffs that apply to the automotive industry which may also result in a reduction in consumer demand due to higher prices being charged to consumers by OEMs, and/or reduced appetite from OEM customers for the Company’s wheels due to lower margins, and/or further disruption to the United States automotive industry, all of which could negatively impact the Company.

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

Carbon Revolution PL is a wholly owned subsidiary of the Company and the Company will be required to consolidate the financial statements of Carbon Revolution PL and its subsidiaries with those of the Company in the next reporting period. In connection with the preparation and audit of the Company’s financial statements as of June 30, 2023 and for the year ended June 30, 2023, and for Carbon Revolution PL’s financial statements as of June 30, 2023 and June 30, 2022 and for the years ended June 30, 2023 and June 30, 2022, material weaknesses were identified in internal control over financial reporting. Efforts to remediate such weaknesses remain ongoing as of the date of the Report. The audit of Carbon Revolution PL’s 2022 and 2021 financial statements resulted in restatements of the financial statements, including an adjustment to intangible assets, the reclassification of a supplier finance arrangement from trade payables to borrowings, and a reclassification of contract assets and liabilities. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected.

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

As of April 24, 2025, we had outstanding 7,102,890 Public Warrants and 5,107,842 Founder Warrants, each exercisable for one-tenth of one Ordinary Shares at an exercise price of $11.50 for one-tenth of an Ordinary Share. We also have certain OIC Warrants outstanding that are exercisable for $0.01 per Ordinary Share (adjusted from time to time in accordance with the terms of the OIC Warrants).  See Item 10 Additional Information—Memorandum and Articles of Association—Warrants—OIC Warrants for more information. To the extent that warrant holders elect to exercise their warrants, substantial amounts of our Ordinary Shares may be issued in the future. We cannot quantify the number of Ordinary Shares that will be issued in connection with the exercise, if any. However, the issuance of Ordinary Shares pursuant to such exercise could result in substantial dilution of the ownership interests of holders of our Ordinary Shares and could materially affect the trading price of our Ordinary Shares.

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

We are a foreign private issuer, and, as a result, we are not subject to certain rules and obligations that are applicable to a U.S. domestic public company and are not subject to certain Nasdaq corporate governance listing standards that are applicable to a Nasdaq-listed U.S. domestic public company. Nevertheless, we are required to comply with the quantitative continued listing requirements to remain listed on Nasdaq and cannot assure you that we will be able to do so.

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

In addition, regardless of whether we qualify as a foreign private issuer, we will be required to satisfy the continuing listing requirements for listing on Nasdaq. Such requirements include maintaining either minimum net income, market capitalization or shareholders’ equity, as well as other requirements as to the number of publicly held shares. Based upon our current trading price and financial statements as of June 30, 2024, we are not in compliance with any of the net income, market capitalization or shareholders’ equity requirements. As a result, we expect to receive a notice of non-compliance from Nasdaq. Within four business days of such notice, we will report the receipt thereof. If our shares were to be delisted, it would have a material adverse effect on our share price, our ability to raise capital and, as a result, our business, liquidity and results of operations.

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

The Company is currently driving the industrialization of its production processes, and has completed the initial phase of a new Mega-line.  The initial phase of the Mega-line project plus associated investments across the facility, constitute a staged expansion program to support expected future production requirements for awarded programs. This staged expansion program is planned to complete progressively through 2025 and early 2026 to support projected volumes for awarded programs.

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

As of April 24, 2025, the Company has eleven active awarded programs with five global OEMs (seven of which programs are currently in production and four of which are in the development phase). In addition to this, the Company has seven programs in aftersales, making a total lifetime 18 awarded programs across 6 global OEMs. Customer launches of new programs have occurred since the end of the 2024 financial year, including the launch of the Chevrolet Corvette ZR1 in July 2024 and the Lamborghini Temerario reveal occurring in August 2024. These launches commenced what the Company expects will be an exciting period of new customer program launches.

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

The Company’s products and manufacturing processes are protected by an extensive IP portfolio, including trade secrets and as of April 24, 2025 94 granted patents, and 28 pending patents (including one pending international (PCT) patent application) across 15 patent families in key jurisdictions around the world.

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

Competition

The Company believes that it is well positioned in the market and it is the only company globally to have successfully developed and manufactured single piece carbon fiber automotive wheels to OEM quality standards with commercial adoption across several major OEM models. Since commencing commercial production in 2015, the Company has sold over 100,000 automotive wheels to six global OEMs across the fourteen programs which have been in commercial production to date (seven of which remain in the production phase ), with a further four programs awarded and yet to enter production.

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

The financial information reported herein has been derived from the financial statements which have been prepared in accordance with IFRS or the underlying accounting records of the Company and is presented in Euros unless otherwise stated.

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

Company Overview

The Company had no operations prior to entering into the Scheme Implementation Deed and Business Combination Agreement, including on June 30, 2023, the date of the financial statements of the Company included in this Report. The Company’s sole purpose was to become a holding company following the Business Combination. Upon the closing of the Business Combination, the Company became the direct parent of, and conducts its business through, Carbon Revolution.

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

•
OIC also provided commitments in November 2023 to purchase further tranches of preferred shares subject to achievement of certain milestones for which US$35 million was placed in escrow. The Company has not recognized any financial liability or allocation of proceeds in November 2023 or during the 2024 financial year for these preferred shares as the associated escrow deposit was not considered to be within the control of the Company. These commitments and escrow arrangements were subsequently modified in June 2024 on issuance by Carbon Revolution Operations of loan notes to OIC.

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

OIC Class B preferred shares, Series 2024-A Notes and Amendments to the New Debt Program

Between April 2024 and October 2024, under amendments to the OIC Financing and the New Debt Program (such amendments collectively referred to herein as the “Escrow Tranche Amendments”), the Company issued a series of loan notes (via Carbon Revolution Operations) and Class B Preferred Shares, and additional warrants, to OIC for consideration of US$35 million, replacing an original commitment to issue further preferred equity upon completion of certain milestones. The terms of the issuance are:

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

OIC Series 2025-A Notes and Amendment to the New Debt Program

In December 2024, the Company and the OIC Investors agreed to further amendments to the Securities Purchase Agreement, to facilitate funding US$25 million of the remaining $40 million (from the original US$110 million) upon satisfaction of certain conditions, agreed upon and set forth in such amendment, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind and the issuance by Carbon Revolution Operations of Fixed Rate Senior Notes, Series 2025-A Notes (the “Series 2025-A Notes”) pursuant to the Indenture, and the Indenture and related documents under the New Debt Program were also amended to facilitate the release to Carbon Revolution Operations of an aggregate of US$2 million from the payment reserve fund established under the New Debt Program, in equal instalments of US$400,000 with each $5 million tranche of funding under the above-mentioned amendments to the Securities Purchase Agreement, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind and the issuance by Carbon Revolution Operations of an equivalent amount of additional Series-2023 A Notes. Upon redemption or maturity of the Series 2025-A Notes and additional Series-2023 A Notes, Carbon Revolution Operations is required to pay the holders thereof an exit premium equal to 2.0 times the amount funded or released in exchange for such notes minus any cash interest or principal payments or fee payments thereon. In connection with the funding of each of the five tranches of US$5 million, the Company will issue to the OIC Investors and the Existing Lenders, pro rata in proportion to the amount of their investment relative to the total amount invested by the OIC Investors and the Existing Lenders (between them on a pro-rata basis) in each tranche, penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors. Additionally, after the issuance by Carbon Revolution Operations of the Series 2025-A Notes in the amount of US$25 million to the OIC Investors and release of the US$2 million from the payment reserve fund as described above, each holder of Series 2023-A Notes agrees to waive cash interest not to exceed an aggregate of US$3 million (the “Cash Interest Suspension Period”) in exchange for the Trustee receiving payment in kind in an amount equal to such waived cash interest plus interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind for the benefit of the holders of the Series 2023-A Notes, and the OIC Investors also agree to waive cash interest on the Series 2024-A Notes and the Series 2025-A Notes, on the same terms, for the same period. Such amendments collectively are referred to herein as the “December 2024 Amendments”. The Escrow Tranche Amendments and the December 2024 Amendments are referred to herein as the “2024 Amendments”. The Series 2024-A notes and Series 2025-A notes are collectively referred to herein as the “OIC Notes”.

Pursuant to the December 2024 Amendments, on each of December 20, 2024 January 21, 2025, March 7, 2025 and May 9, 2025, US$5 million was funded in exchange for interest payable thereon and the issuance to the OIC Investors of US$5 million aggregate principal amount of Series 2025-A Notes and the release from the payment reserve fund for the Existing Lenders of US$400,000 in exchange for interest payable thereon and the issuance to the of US$400,000 aggregate principal amount of additional Series 2023-A Notes, and the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis”.

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

•
Following completion of the initial phase of the Mega-line, further expansion of the production capacity of the Mega-line and other areas of the plant through both efficiency gains driving the industrialization of production processes, and additional associated investments across the facility, to support expected future production requirements for awarded programs;

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

•
Securing agreement for ongoing deferral of previously agreed transaction costs deferrals from the capital reorganization amounting to a total of US$15.0 million (A$22.5 million). Under an agreement the Group had reached with these creditors to delay payment, US$5 million (A$7.6 million) was payable in November 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (A$7.6 million) payment was not made in November 2024 and a further US$10.0 million (A$15.0 million) is now payable or payable during the next 12 months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts;

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

Comparison of Years Ended June 30, 2023 and June 30, 2022

Since the Company’s inception in 2017 through June 30, 2023, the date of the financial statements, the Company did not conduct operations and did not generate any revenue.  In the fiscal year ended June 30, 2023, the Company had a profit of €0 compared to €0 in net profit in the fiscal year ended June 30, 2022. The Company did not generate any operating revenues until the closing of the Business Combination following the date of the financial statements when Carbon Revolution became a wholly owned subsidiary of the Company.

Comparison of Years Ended June 30, 2022 and June 30, 2021

For the years ended June 30, 2022 and June 30, 2021, the Company did not conduct operations and did not generate any revenue or expenses.

B.	Liquidity and Capital Resources

Overview

The Company, prior to the Business Combination and as of the date of the financial statements included in this Report, did not conduct operations.  As of June 30, 2023, the Company had no cash and cash equivalents. The Company did not have any cash as of June 30, 2023 and therefore did not have any cash used in operating, investing or financing activities.

Share Capital Reduction

Following the Initial Closing, the Company applied to the High Court of Ireland for an order to confirm the Share Capital Reduction, and obtained the required Share Capital Reduction Order on January 18, 2024. The Share Capital Reduction is intended to create a level of distributable profits which are available to cover, in part, the amount of any cash dividend or redemption amount payable to the holders of the Preferred Shares. The funds included in the Company’s reserves will be permitted to be used for paying dividends and redeeming the Preferred Shares, which may reduce the Company’s funds available to fund operations and the Company’s growth without any amounts expended in such dividends or redemptions being paid to holders of Ordinary Shares.

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

Liquidity and Capital Resources

The Company did not undertake any trading activities during the years ended June 30, 2023 and June 30, 2022 and did not hold any assets at June 30, 2023 and June 30, 2022. As disclosed in note 1(ix) to the financial statements in Item 18, the Company expects to continue to incur net losses and negative cash flows from operating activities in accordance with its operating plan over the next twelve months from the date of the filing of this Annual Report, but it expects that both capital expenditure (in relation to the Australian manufacturing facility) and unit production costs will reduce in the next 12 months from the date of the filing of this Annual Report as the capacity expansion at the Australian plant will be substantially completed by that stage.

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

The Company’s anticipated principal sources of liquidity as at the date of the filing of this Annual Report:

•
meeting the conditions for the release of the remaining US$5 million (EUR 4.6 million) of the US$25 million (EUR 23.1 million) of OIC funding agreed pursuant to the December 2024 Amendments, the release from the payment reserve fund of the remaining US$0.4 million (EUR 0.4 million) of the US$2 million (EUR 1.8million) agreed to be released pursuant to the December 2024 Amendments, and the waiver of US$3 million (EUR 2.8 million) cash interest by the Existing Lenders for the Cash Interest Suspension Period, and the waiver by the OIC Investors of an approximately equivalent amount of cash interest on the Series 2024-A Notes and the Series 2025-A Notes, on the same terms, for the same period, pursuant to the December 2024 Amendments;

•
potential repurposing of the remaining US$15 million (EUR 13.9 million) of the up to US$110 million (EUR 101.6 million) contemplated under the original OIC Financing. The final US$40 million (EUR 37.0 million)  of the up to US$110 million (EUR 101.6 million) OIC Financing was intended to be for the purpose of funding towards a new manufacturing facility. Assuming OIC releases the final US$5 million (EUR 4.6 million) tranche of the US$25 million (EUR 23.1 million) of OIC funding agreed pursuant to the December 2024 Amendments, a further US$15 million (EUR 13.8 million) of the up to US$110 million (EUR 101.6 million) contemplated under the original OIC Financing will remain. If the Company did require near term assistance after exhausting all other reasonable sources of liquidity, OIC may consider repurposing these funds to support the Company’s existing operations in Australia; its unrestricted cash balance of A$1.5 million (EUR 0.84 million) at April 30, 2025; and

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

•
Meeting the conditions for the release of the remaining US$5 million (EUR 4.6 million) of the US$25 million (EUR $23.1 million) of OIC funding agreed pursuant to the December 2024 Amendments, the release from the payment reserve fund of the remaining US$0.4 million (EUR0.4 million) of the US$2 million (EUR 1.8 million) agreed to be released pursuant to the December 2024 Amendments, and the waiver of US$3 million (EUR 2.8 million) cash interest by the Existing Lenders for the Cash Interest Suspension Period, and the waiver by the OIC Investors of an approximately equivalent amount of cash interest on the Series 2024-A Notes and the Series 2025-A Notes, on the same terms, for the same period pursuant to the December 2024 Amendments;

•	Achieving forecast production levels, sales mix and pricing;
•	Reducing unit costs, reducing fixed overheads and limiting non-contracted capital expenditures in accordance with cost reduction initiatives;
•
Securing agreement for ongoing deferral of previously agreed transaction costs deferrals from the capital reorganization amounting to a total of US$15.0 million (EUR 13.9 million). Under an agreement the Group had reached with these creditors to delay payment, US$5 million (EUR 4.6 million) was payable in November 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million ( EUR 4.6 million) payment was not made in November 2024 and a further US$10.0 million (EUR 9.2 million) is now payable or payable during the next 12 months from the date of the filing of this Annual Report, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from the date of the filing of this Annual Report and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts;

•	Ongoing support from suppliers and customers in the form of favorable payment terms and bailment payments
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

Contractual Obligations

As of June 30, 2023, the date of the financial statements, the Company did not conduct any operations.  In the subsequent interim period, following the Business Combination, the Company conducts operations through Carbon Revolution. Carbon Revolution has one lease for the head office and production facility. The lease agreement does not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

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

New Debt Program

In May 2023, Carbon Revolution Operations entered into New Debt Program arranged by PIUS under which Carbon Revolution Operations issued Series 2023-A notes in exchange for US$60 million.  Pursuant to the Escrow Tranche Amendments, Carbon Revolution Operations issued Series 2024-A notes to the OIC Investors. The Series 2024-A notes are pari passu with the Series 2023-A notes subject to limited exceptions. The loan is denominated in U.S. Dollar and is translated to Australian dollars at each reporting period. The program includes certain reserves in an amount of A$7.2 million (as of June 30, 2024), that are not available at Carbon Revolution’s discretion and disclosed as restricted trust funds. A$1.6 million of this reserve has subsequently been released to the Company.  Costs of A$20.7 million incurred in regard to the establishment of the term loan have been netted off with the loan amount and are being amortized over the term of the loan through the effective interest rate method.

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

OIC Class B Preferred Shares and Series 2024-A notes and Amendment to the New Debt Program

Between April 2024 and October 2024, under amendments to the OIC Financing and the New Debt Program, the Company issued a series of loan notes (via Carbon Revolution Operations) and Class B Preferred Shares, and additional warrants, to OIC for consideration of US$35 million, replacing an original commitment to issue further preferred equity upon completion of certain milestones. The terms of the issuance are:

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

OIC Series 2025-A Notes and Amendment to the New Debt Program

In December 2024, the Company and the OIC Investors agreed to further amendments to the Securities Purchase Agreement, to facilitate funding US$25 million of the remaining $40 million (from the original US$110 million) upon satisfaction of certain conditions, agreed upon and set forth in such amendment, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind and the issuance by Carbon Revolution Operations of Fixed Rate Senior Notes, Series 2025-A Notes (the “Series 2025-A Notes”) pursuant to the Indenture, and the Indenture and related documents under the New Debt Program were also amended to facilitate the release to Carbon Revolution Operations of an aggregate of US$2 million from the payment reserve fund established under the New Debt Program, in equal instalments of US$400,000 with each $5 million tranche of funding under the above-mentioned amendments to the Securities Purchase Agreement, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind and the issuance by Carbon Revolution Operations of an equivalent amount of additional Series-2023 A Notes. Upon redemption or maturity of the Series 2025-A Notes and additional Series-2023 A Notes, Carbon Revolution Operations is required to pay the holders thereof an exit premium equal to 2.0 times the amount funded or released in exchange for such notes minus any cash interest or principal payments or fee payments thereon. In connection with the funding of each of the five tranches of US$5 million, the Company will issue to the OIC Investors and the Existing Lenders, pro rata in proportion to the amount of their investment relative to the total amount invested by the OIC Investors and the Existing Lenders (between them on a pro-rata basis) in each tranche, penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors. Additionally, after the issuance by Carbon Revolution Operations of the Series 2025-A Notes in the amount of US$25 million to the OIC Investors and release of the US$2 million from the payment reserve fund as described above, each holder of Series 2023-A Notes agrees to waive cash interest not to exceed an aggregate of US$3 million (the “Cash Interest Suspension Period”) in exchange for the Trustee receiving payment in kind in an amount equal to such waived cash interest plus interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind for the benefit of the holders of the Series 2023-A Notes, and the OIC Investors also agree to waive cash interest on the Series 2024-A Notes and the Series 2025-A Notes, on the same terms, for the same period.

Pursuant to the December 2024 Amendments, on each of December 20, 2024, January 21, 2025, March 7, 2025 and May 9, 2025, US$5 million was funded in exchange for interest payable thereon and the issuance to the OIC Investors of US$5 million aggregate principal amount of Series 2025-A Notes and the release from the payment reserve fund for the Existing Lenders of US$400,000 in exchange for interest payable thereon and the issuance to the of US$400,000 aggregate principal amount of additional Series 2023-A Notes, and the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis”.

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

Critical Accounting Policies and Estimates

The Company’s financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (together “IFRS”). The financial statements have been prepared under the historical cost convention. The preparation of financial statements in conformity with IFRS requires the use of certain crucial accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. In the application of the Company’s accounting policies, the Directors are required to make judgments, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the financial year in which the estimate is revised if the revision affects only that financial year or in the financial year of the revision and future financial years if the revision affects both current and future financial years. There are no significant items recognized in the financial statements which require the use of estimates or judgments.

The Company’s functional and presentational currency is Euro.

The following accounting policies have been applied:

Foreign Exchange

Transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss and recognized in profit or loss.

Ordinary Share Capital

The ordinary share capital of the Company is presented as equity.

New and Revised IFRS Standards in Issue

The Group has applied a number of amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for the accounting period ended June 30, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.
•	Annual Improvements to IFRS Standards 2018–2020
•	Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)
•	Reference to the Conceptual Framework (Amendments to IFRS 3)
•	International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12)
At the date of authorization of the consolidated financial statements, other Standards and Interpretations issued but not yet effective and relevant for the Group were listed below.

Standard and Interpretation	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending
Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8	January 1, 2023	June 30, 2024
Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023	June 30, 2024
Amendment to IFRS 16 – Leases on sale and leaseback	January 1, 2024	June 30, 2025
Amendments to IAS 1 – Non-current liabilities with covenants	January 1, 2024	June 30, 2025
Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements	January 1, 2024	June 30, 2025
Amendments to IAS 8 – Definition of Accounting Estimates	January 1, 2023	June 30, 2024

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

As of June 30, 2023, which was prior to the completion of the Business Combination, none of the Company’s then executive officers or directors have received any compensation for services rendered to the Company.  Following the Business Combination, which occurred after June 30, 2023, the executive officers and directors of Carbon Revolution became the directors and executive officers of the Company.

C.	Board Practices

The information below is provided for the fiscal year of the Company ended June 30, 2023. Prior to the Business Combination on November 3, 2023, the Company did not have any operations.

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

Directors’ Service Contracts with the Company or Subsidiaries

The directors appointed as of June 30, 2023 did not have in place formal service contracts with the Company.  Rolando Ebuna and Ronan Donohoe were appointed pursuant to the terms of an engagement letter between the Company and Cafico International, pursuant to which Cafico International agreed to provide Irish resident directors to the Company.  Jacob Dingle did not have a formal service contract in place with respect to his services as a director for the financial year ended June 30, 2023, but a formal service contract was put in place on closing of the Business Combination.

Committee Information

As of June 30, 2023 and prior to the Business Combination, the Company had not established any committees of the board. Upon consummation of the Business Combination, the Board set up an Audit & Risk Committee and a Remuneration & Nominating Committee to carry out certain responsibilities of the board as set out in their respective charters.

D.	Employees

As of June 30, 2023, the Company did not have any employees or operations.

E.	Share Ownership

Information regarding the ownership of Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of June 30, 2024 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

•	each of our directors;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

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

Note, on March 19, 2025, Jacob Dingle ceased to serve as a Director and Chief Executive Officer of the Company and Donald Hampton, Jr was appointed as a Director and Acting Chief Executive Officer of the Company, and as Chief Executive Officer on May 12, 2025. Alia Comai was designated as an Officer of the Company on April 22, 2025.

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

The following is a description of certain related party transactions we (or Carbon Revolution PL prior to the Business Combination) have entered into since July 1, 2022 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements.

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

OIC Financing

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—OIC Financing.”.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for Carbon Revolution Public Limited Company’s consolidated financial statements and other financial information.  The Company did not conduct operations as of June 30, 2023.

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

Listing of Ordinary Shares and Public Warrants

The Ordinary Shares and Public Warrants were listed following the Business Combination and are listed on Nasdaq under the symbols “CREV” and “CREVW,” respectively. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on the Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq has initial and continuing listing standards, including public float or shareholders’ equity and round lot holders requirements. Based upon the Company’s current public float and its shareholders’ equity as of June 30, 2024, the Company is not in compliance with the continuing listing standards and expects to receive a notice of non-compliance from the Nasdaq staff. A delisting of the Ordinary Shares and Public Warrants will likely affect the liquidity of the Ordinary Shares and Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

Public Warrants

Upon completion of the Business Combination, there were 7,102,890 Public Warrants outstanding. The Public Warrants, each of which is exercisable for one-tenth of an Ordinary Share, each at an exercise price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share) will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “CREV” and “CREVW,” respectively. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. Based upon the Company’s current public float and its shareholders’ equity as of June 30, 2024, the Company is not in compliance with the continuing listing standards and expects to receive a notice of non-compliance from the Nasdaq staff. If the Company fails to comply with Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq has initial and continuing listing standards, including public float or shareholders’ equity and round lot holders requirements. A delisting of the Ordinary Shares will likely affect the liquidity of the Ordinary Shares and/or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

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

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Company management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of June 30, 2023. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2023, the disclosure controls and procedures were not effective due to the material weaknesses identified by management, as described below. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to Company management, including the Chief Executive Officer, to allow timely decisions regarding required disclosures.

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

Management’s Annual Report on Internal Control Over Financial Reporting

This Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report of the Company’s registered public accounting firm because as an “emerging growth company” we are exempt from Section 404(b) of the Sarbanes-Oxley Act.

Changes in Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended June 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services.

	For the Years Ended June 30,
	2023	2022
	(Euros in thousands)
Audit Fees	60,300	-
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	60,300	-

KPMG was engaged in December 2023 to audit the financial statements of the Company as of June 30, 2023, June 30, 2022 and June 30, 2021 and for each of the three fiscal years ending June 30, 2023, 2022 and 2021. KPMG did not perform any audit services for the Company prior to June 30, 2023 and has not been paid or delivered any invoices for services provided during such period, however, this represents the fee for the years ended 30 June 2023, 2022 and 2021. Furthermore, as the Company did not consolidate Carbon Revolution Limited or any of its subsidiaries as of June 30, 2023, no fee for services rendered to, or with respect of, such entities have been included.

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

Not applicable.

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

The consolidated financial statements of the Company as of June 30, 2023, 2022 and 2021 have been audited by KPMG (PCAOB ID No. 1020), independent registered public accounting firm.

ITEM 18.	FINANCIAL STATEMENTS

The audited financial statements of the Company as of June 30, 2023 are included in pages 114 to 127 of this Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Carbon Revolution Public Limited Company

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Carbon Revolution Public Limited Company and subsidiaries (the Company) as of June 30, 2023, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company, after giving effect to the scheme of arrangement as outlined in Note 6, will continue as a going concern. As discussed in Note 1(ix) to the consolidated financial statements, the Company, after implementing the scheme of arrangement, has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(ix). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG

We have served as the Company’s auditor since 2023.

Melbourne, Australia
May 30, 2025

© 2025 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, 2022 AND 2021

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

Year ended June 30
	2023 Total €	2022 Total €	2021 Total €

Profit for the year	-	-	-

CONSOLIDATED STATEMENT  OF  COMPREHENSIVE INCOME

Year ended June 30
	2023 Total €	2022 Total €	2021 Total €
Profit for the year	-	-	-
Other comprehensive income	-	-	-
Total comprehensive income	-	-	-

These statements should be read in conjunction with the notes to the financial statements, that are an integral part of the consolidated financial statements.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, 2022 AND 2021

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30
	Note	2023 Total €	2022 Total €	2021 Total €
ASSETS		-	-	-

LIABILITIES		-	-	-

NET ASSETS		-	-	-

EQUITY
Ordinary share capital	3	25,000	100	100
Receivables from Officers	3	(25,000)	(100)	(100)
TOTAL EQUITY		-	-	-

These statements should be read in conjunction with the notes to the financial statements, that are an integral part of the consolidated financial statements.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, 2022 AND 2021

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Share Capital €	Total €
Balance at July 1, 2020		-	-
Profit for the year		-	-
Other comprehensive income		-	-

At 30 June 2021		-	-

Balance at July 1, 2021		-	-
Profit for the year		-	-
Other comprehensive income		-	-

At 30 June 2022		-	-

Balance at July 1, 2022		-	-
Profit for the year		-	-
Other comprehensive income		-	-
Issue of share capital	3	24,900	24,900
Receivables from Officers	3	(24,900)	(24,900)
At 30 June 2023	3	-	-

These statements should be read in conjunction with the notes to the financial statements, that are an integral part of the consolidated financial statements.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, 2022 AND 2021

CONSOLIDATED STATEMENT OF CASH FLOWS

During the current financial year ended June 30, 2023 and prior financial years ended June 30, 2022, and June 30, 2021, Carbon Revolution Public Limited Company did not hold any cash or cash equivalents and had no cash flows from operating, investing or financing activities, and consequently, as such a statement of cash flows is not presented.

These statements should be read in conjunction with the notes to the financial statements, that are an integral part of the consolidated financial statements.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, 2022 AND 2021
NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2023, 2022 and 2021

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Carbon Revolution Public Limited Company are set out below.

i)	GENERAL INFORMATION

Carbon Revolution Limited (formerly known as Poppetell Limited) registered in Ireland on July 5, 2017, with registration number 607450 as a private limited company. On May 29, 2023, Carbon Revolution Limited reregistered as a Public Limited Company (Carbon Revolution Public Limited Company) (“the Company”) under the Companies Act 2014 in the Republic of Ireland. The registered office address of the Company is 10 Earlsfort, Dublin 2, D02 T380. The Company is a holding company as a result there were no operations or cashflows. During the 2023 financial year Poppettell Merger Sub was incorporated in the Cayman Islands as a subsidiary of the Company. These financial statements present the results of the Company and its subsidiary as a Group (“the Group”) from the date of incorporation of the subsidiary.

ii)	BASIS OF PREPARATION

The Group’s financial statements have been prepared in accordance with International Financial Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (together “IFRS”).

The financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain crucial accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies (see note 1.viii).

The consolidated financial statements were authorized for issue on May 30, 2025 by the Board of Directors of the Company.

The Group’s functional and presentational currency is Euro.

iii)	BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) as of 30 June each year. Control is achieved when the Company:

• Has the power over the investee
• Is exposed, or has rights, to variable returns from its involvement with the investee
• Has the ability to use its power to affect its returns

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, 2022 AND 2021
NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2023, 2022 and 2021

iv)	FOREIGN EXCHANGE

Transactions in currencies other than the Group’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss and recognized in profit or loss.

v)	ORDINARY SHARE CAPITAL

The ordinary share capital of the Company is presented as equity.

vi)	CHANGES IN ACCOUNTING POLICIES

The Group has applied a number of amendments to IFRS that are mandatorily effective for the accounting period ended June 30, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

•	Annual Improvements to IFRS Standards 2018–2020

•	Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)

•	Reference to the Conceptual Framework (Amendments to IFRS 3)

•	International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12)

vii)	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE AT JUNE 30, 2023

At the date of authorization of the consolidated financial statements, other Standards and Interpretations issued but not yet effective and relevant for the Group were listed below.

Standard and Interpretation	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending
Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8	January 1, 2023	June 30, 2024
Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023	June 30, 2024
Amendment to IFRS 16 – Leases on sale and leaseback	January 1, 2024	June 30, 2025
Amendments to IAS 1 – Non-current liabilities with covenants	January 1, 2024	June 30, 2025
Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements	January 1, 2024	June 30, 2025
Amendments to IAS 8 – Definition of Accounting Estimates	January 1, 2023	June 30, 2024

The adoption of these standards will not impact the net profit or loss or net balance sheet position, and will only impact financial statement disclosures in future periods.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, 2022 AND 2021
NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2023, 2022 and 2021

viii)	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

In the application of the Group’s accounting policies, the Directors are required to make judgments, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the financial year in which the estimate is revised if the revision affects only that financial year or in the financial year of the revision and future financial years if the revision affects both current and future financial years. There are no significant items recognized in the financial statements which require the use of estimates or judgments.

ix)	GOING CONCERN

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards applicable to a going concern basis. The going concern basis of preparation assumes that the Group will continue in operation one year after the date these consolidated financial statements are issued and will be able to realize assets and discharge liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if these financial statements were prepared on an alternative basis which would be required in the event that the Group is unable to continue as a going concern.

The Company did not undertake any trading activities during the years ended June 30, 2023 and June 30, 2022 and did not hold any assets at June 30, 2023 and June 30, 2022. As noted below (note 6), subsequent to the end of the financial period, the Company acquired Carbon Revolution group, an Australian advanced manufacturing company in a merger arrangement, as a result of which, the Company became the parent of the Carbon Revolution group.

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

CARBON REVOLUTION PUBLIC LIMITED COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, 2022 AND 2021
NOTES TO THE FINANCIAL STATEMENTS

The Group’s principal sources of liquidity at signing date are:

•	Ongoing support from PIUS Limited LLC and its affiliates (“PIUS”) and Orion Infrastructure Capital (“OIC”) of US$11.4 million (EUR 10.5 million), including:
o	conditional access to US$5 million (EUR 4.6 million) of capital under the OIC financing arrangements;
o	conditional access to US$0.4 million (EUR 0.4 million) of capital under the PIUS financing arrangement;
o	moving from cash paid interest to Payment in Kind (“PIK”) interest from July 2025 to December 2025, which is worth approximately US$6 million (EUR 5.5 million)
•
OIC also has US$15 million (EUR 13.9 million) of further funds available for investment in the Group, currently earmarked for future expansion opportunities. If the Group did require near term assistance after exhausting all other reasonable sources of liquidity, OIC may repurpose these funds to support the Group’s short-term liquidity needs, subject to OIC’s approval at the time.

•	Its unrestricted cash balance of US$1.0 million (EUR 0.9 million) at April 30, 2025;
•	Ongoing support from suppliers and customers in the form of favorable payment terms and bailment arrangements;
•	Access to capital through the issuance of debt or equity securities via public or private placement; and
•	Access to capital under the Committed Equity Facility (“CEF”).

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

The Group’s ability to continue as a going concern is contingent upon successful execution of the Group’s intended plan over the next twelve months from signing date to improve liquidity and working capital. This plan relates to initiatives that were agreed upon for the next twelve months from signing date and includes, but is not limited to:

•
Satisfying the conditions necessary to access the remaining US$5 million (EUR 4.6 million) of OIC funds and US$0.4 million (EUR 0.4 million) PIUS funds, along with moving from cash interest to PIK interest in the second half of CY25;

•	Achieving forecast production levels, sales mix and pricing;
•	Reducing unit costs, reducing fixed overheads and limiting non-contracted capital expenditures in accordance with cost reduction initiatives;
•
Securing agreement for ongoing deferral of previously agreed transaction costs deferrals from the capital reorganization amounting to a total of US$15.0 million (EUR 13.9 million). Under an agreement the Group had reached with these creditors to delay payment, US$5 million (EUR 4.6 million) was payable in November 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (EUR 4.6 million) payment was not made in November 2024 and a further US$10.0 million (EUR 9.2 million) is now payable or payable in twelve months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts;

•	Ongoing support from suppliers and customers in the form of favorable payment terms and bailment arrangements;
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

CARBON REVOLUTION PUBLIC LIMITED COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, 2022 AND 2021
NOTES TO THE FINANCIAL STATEMENTS

In addition to successfully achieving these initiatives, it is also critical that the Group complies with the New Debt PIUS loan covenants and OIC Financing milestones and continues to receive support from suppliers and customers through the favorable payment terms and extension of customer bailment arrangements.

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

CARBON REVOLUTION PUBLIC LIMITED COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, 2022 AND 2021
NOTES TO THE FINANCIAL STATEMENTS
2.	REMUNERATION

The Group had no employees during the financial year. Further Directors did not receive any remuneration (2022 and 2021 - €Nil).

3.	SHARE CAPITAL

Ordinary share capital: shares of €1 each	2023 Number	2023 €	2022 Number	2022 €	2021 Number	2021 €
Shares on issue	25,000	25,000	100	100	100	100
Receivables from Officers	-	(25,000)	-	(100)	-	(100)
At 30 June 2023 (and 30 June 2022 and 30 June 2021)	25,000	-	100	-	100	-

The Company issued 24,900 ordinary shares of €1 each on March 31, 2023, in addition to the 100 ordinary shares of €1 each issued at the date of the Company’s incorporation, resulting in Receivables from Officers of €25,000 and Ordinary Share Capital of €25,000 at 30 June 2023 (2022 and 2021: €100).

The ordinary shares include the following rights: to attend any general meeting of the Company and to exercise one vote per ordinary share held at any general meeting of the Company; to participate pro rata in all dividends declared by the Company; and, in the event of the Company’s winding up, to participate pro rata in the total assets of the Company.
As outlined in note 6 to these financial statements the Company repurchased the issued share capital subsequent to the year end.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, 2022 AND 2021
NOTES TO THE FINANCIAL STATEMENTS

4.	RISK MANAGEMENT FRAMEWORK

The Directors have overall responsibility for the establishment and oversight of the Group’s risk management framework.

Credit risk
The Group has no exposure to credit risk.

Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its financial liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

During the years under review, the administrative costs of the Group have been borne by an entity with common directorship (refer to note 7).

5.	CAPITAL MANAGEMENT

During the financial years ended June 30, 2023, 2022 and 2021, the capital structure of the Group consists of equity comprising ordinary share capital. During those financial years the Group was not exposed to any externally imposed capital or gearing requirements.

6.	EVENTS AFTER THE REPORTING PERIOD

On September 22, 2023 the Company entered into a securities purchase agreement (Securities Purchase Agreement) and other documents with OIC Structured Equity Fund I Range, LLC and OIC Structured Equity Fund I GPFA Range, LLC (fund vehicles affiliated with OIC) .

On November 3, 2023, the Company became a co-obligor to a Joinder to Proceeds Disbursing and Security Agreement (“the agreement”) by which the Company pledged, assigned and granted a security interest in all right, title and interest in and to the collateral, whether owned at the date of the agreement or thereafter acquired.

The Company was part of a BCA with Twin Ridge Capital Acquisition Corp., a Cayman Islands based special purpose acquisition company, Poppettell Merger Sub, a Cayman Islands based subsidiary of the Company and an Australian company Carbon Revolution Limited (“Carbon Revolution”) and an accompanying scheme implementation deed (“SID”) to become publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. This provided for Carbon Revolution Limited shareholders to be issued shares in the Company, in proportion to their shares in Carbon Revolution Limited. On November 3, 2023, the arrangement was consummated and the Company began trading on the Nasdaq.

On November 22, 2023, the Company repurchased 25,000 ordinary shares of €1 each.

On April 10, 2024, the Company entered into an amendment to the Securities Purchase Agreement (Amended OIC Purchase Agreement) with OIC Structured Equity Fund I GPFA Range, LLC and OIC Structured Equity Fund I Range, LLC (OIC Investors). The Amended OIC Purchase Agreement amended the First Reserve Release Condition to provide for the early release of US$5 million (EUR 4.6 million) from escrow and to remove certain conditions in the Second Reserve Release Condition.  Such US$5 million (EUR 4.6 million) amount was released from escrow in exchange for the issuance of Class B Preferred Shares and a warrant to purchase a number of shares equal to 7.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors. Under the Amended OIC Purchase Agreement, OIC may elect, but is not obligated, to release funds to acquire additional Preferred Shares.

On May 24, 2024 and June 21, 2024, the Company entered into further amendments to the Securities Purchase Agreement with OIC Investors, providing that all or a portion of the remaining funds held in the escrow account may be released in exchange for preferred shares issued by the Company or debt instruments issued by the Company or its subsidiaries, including Carbon Revolution Operations Pty Ltd (“Carbon Revolution Operations”), as well as associated warrants. Under the Securities Purchase Agreement, as amended, OIC may elect, but is not obligated, to release funds from escrow in exchange for Preferred Shares issued by the Company or debt instruments issued by the Company. Under such amendments, on such dates an aggregate US$10 million (EUR 9.3 million) was released from escrow and the Company (via Carbon Revolution Operations) issued an aggregate principal amount of additional Series 2024-A Notes to OIC. The Company also issued to the OIC Investors a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors.

On July 10, 2024, US$5 million (EUR 4.6 million) was released from escrow and the Company (via Carbon Revolution Operations) issued an aggregate principal amount of additional Series 2024-A Notes to OIC, in connection with the satisfaction of the applicable conditions for the fourth Escrow Release. The Company also issued to the OIC Investors a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors.

On July 29, 2024, US$5 million (EUR 4.6 million) was released from escrow and the Company (via Carbon Revolution Operations) issued an aggregate principal amount of additional Series 2024-A Notes to OIC in such amount. OIC waived certain conditions for the fifth Escrow Release to enable the release of funds prior to August 1, 2024 and without measurement of the Company’s performance with respect to the applicable monthly milestones for such release as of July 31, 2024. The Company also issued to the OIC a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.

On September 5, 2024, US$5 million (EUR 4.5 million) was released from escrow and the Company (via Carbon Revolution Operations) issued an aggregate principal amount of additional Series 2024-A Notes to OIC in such amount. The Company also issued to the OIC a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.

On October 30, 2024, US$5 million (EUR 4.6 million) was released from escrow and the Company (via Carbon Revolution Operations) issued a corresponding aggregate principal amount of additional Series 2024-A Notes to OIC. OIC waived one of the conditions for the release of the Seventh Escrow Release. The Company also issued to the OIC a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC. Proceeds from the OIC investment will be used to fund operations and investments in capacity in the near term.

Under an agreement the Group had previously reached relating to transaction cost deferrals from the capital reorganization with the relevant creditors, US$5 million (EUR 4.6 million) was payable on November 3, 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (EUR 4.6 million) payment was not made in November 2024 and a further US$10.0 million (EUR 9.2 million) is now payable or payable in twelve months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts.

On December 20, 2024, the Company and the OIC entered into Amendment No. 4 to the Securities Purchase Agreement, providing for the funding of US$25 million (EUR 24.1 million) in five tranches, each equal to US$5 million (EUR 4.8 million) and release of reserves in five tranches of US$400,000 (EUR 384,915), subject to satisfying certain conditions in exchange for preferred shares issued by the Company or debt instruments issued by Carbon Revolution Operations. Pursuant to other documents entered into simultaneously therewith, the OIC Investors will purchase from Carbon Revolution Operations notes of a new series, Series 2025-A Notes. In connection with the funding of each of the five tranches of US$5 million (EUR 4.8 million) and release of reserves of US$400,000 (EUR 384,915), the Company will issue to the OIC Investors and the Existing Lenders, pro rata in proportion to the amount of their investment relative to the total amount invested by the OIC Investors and the Existing Lenders in each tranche, penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.

On December 20, 2024, upon the satisfaction of the first of the release conditions, US$5 million (EUR 4.8 million) was funded in exchange for the issuance by Carbon Revolution Operations to the OIC Investors of US$5 million (EUR 4.8 million) aggregate principal amount of Series 2025-A Notes and the release from the payment reserve fund of US$400,000 (EUR 384,915) in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind for the benefit of the Existing Lenders.  Additionally, the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC, and otherwise containing the same terms as the warrants issued to the OIC in prior reserve releases.

On January 21, 2025, upon the satisfaction of the conditions to the release of a second instalment of the aggregate of US$25 million (EUR 24.1 million) for which the conditions were agreed upon in December, US$5 million (EUR 4.8 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (EUR 4.8 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (EUR 386,361) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (EUR 5.2 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (EUR 4.8 million) released by the OIC Investors and US$400,000 (EUR 386,361) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.

On March 7, 2025, upon the satisfaction of the conditions to the release of a third instalment of the aggregate of US$25 million (EUR 24.1 million) for which the conditions were agreed upon in December, US$5 million (EUR 4.6 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (EUR 4.6 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (EUR 370,648) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (EUR 5.0 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (EUR 4.6 million) released by the OIC Investors and US$400,000 (EUR 370,648 million) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.

On May 09, 2025, upon the satisfaction of the conditions to the release of a fourth instalment of the aggregate of US$25 million (EUR 24.1 million) for which the conditions were agreed upon in December, US$5 million (EUR 4.6 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (EUR 369,800) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (EUR 4.6 million) released by the OIC Investors and US$400,000 (EUR 369,800) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.

Since June 30, 2024, there have been a number of other amendments to the New Debt Program and OIC Financing, including changes to financial covenants under the New Debt Program and funding milestones under the OIC Financing, and there have been a number of waivers by the counterparties to the New Debt Program for various events of default, including relating to breaches of loan covenants and a milestones (or milestones) have been waived under the OIC Financing.

7.	TRANSACTIONS BORNE BY CARBON REVOLUTION

Carbon Revolution Limited paid for Director & Officer insurance in the amount of US$ 223,125 (translating to € 207,930) (2022 and 2021 - €Nil). The Company incurred other administrative costs of €22,171 in relation to the year ended 30 June 2023 (2022 – €Nil; 2021 - €Nil) which Carbon Revolution Limited has paid. The Company has been advised by Carbon Revolution Limited that it will not seek recovery of these amounts.

8.	GUARANTEES, CAPITAL COMMITMENTS AND CONTINGENCIES

The Group had no guarantees in place during the financial year and there were no open capital commitments nor contingent liabilities as at 30 June, 2023 (2022 and 2021: Nil).

9.	INFORMATION ABOUT SUBSIDIARIES

On November 28, 2022, the Company incorporated a 100% owned subsidiary. The subsidiary, Poppetell Merger Sub, is a dormant entity with no transactions prior to the merger with Carbon Revolution Limited, incorporated in the Cayman Island.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1
Amended and Restated Memorandum and Articles of Association of Carbon Revolution Public Limited Company (incorporated by reference to Exhibit 1.1 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).

2.1	Specimen Ordinary Shares Certificate of Carbon Revolution Public Limited Company (incorporated by reference to Exhibit 2.1 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).
2.2	Warrant Certificate of Carbon Revolution Public Limited Company (incorporated by reference to Exhibit 2.2 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).
2.3	Description of Securities (incorporated by reference to Exhibit 2.3 of the Company’s Annual Report on Form 20-F filed with the SEC on May 14, 2025).
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

4.9+
Sponsor Side Letter, dated as of November 29, 2022, by and among Twin Ridge Capital Sponsor, LLC, Twin Ridge Capital Sponsor Subsidiary, LLC, the independent directors party thereto, the other insiders party thereto, Twin Ridge Capital Acquisition Corp., Carbon Revolution Limited, and Poppetell Limited (included as Annex E to the Registration Statement on Form F-4 (333-270047)).

4.10#
Proceeds Disbursing and Security Agreement, dated May 23, 2023 by and among UMB Bank, N.A., as trustee and disbursing Agent, Newlight Capital LLC, as servicer, collateral agent and security trustee and Carbon Revolution Operations PTY LTD (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (333-270047)).

4.11
Second Amendment to Proceeds Disbursing and Security Agreement, dated September 18, 2023, between UMB Bank, National Association, Newlight Capital LLC, Carbon Revolution Operations Pty Ltd, Carbon Revolution Technology Pty Ltd and Carbon Revolution (incorporated by reference to Annex F to Supplement No. 1 to the proxy statement/prospectus dated September 8, 2023 filed on September 25, 2023).

4.12#
Third Amendment to Proceeds Disbursing and Security Agreement, dated October 18, 2023, between UMB Bank, National Association, Newlight Capital LLC, Carbon Revolution Operations Pty Ltd, Carbon Revolution Technology Pty Ltd and Carbon Revolution (incorporated by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F filed with the SEC on May 14, 2025).

4.13#
Fourth Amendment to Proceeds Disbursing and Security Agreement, dated March 4, 2024, between UMB Bank, National Association, Newlight Capital LLC, Carbon Revolution Operations Pty Ltd, Carbon Revolution Technology Pty Ltd and Carbon Revolution (incorporated by reference to Exhibit 4.13 of the Company’s Annual Report on Form 20-F filed with the SEC on May 14, 2025).

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

4.17#
Eighth Amendment, dated April 24, 2025, to the Proceeds Disbursing and Security Agreement, dated May 23, 2023 (incorporated by reference to Exhibit 4.17 of the Company’s Annual Report on Form 20-F filed with the SEC on May 14, 2025).

4.18*	Equity Incentive Plan of the Company (incorporated by reference to Exhibit 4.11 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).
4.19#	Service Agreement with Jacob Dingle, dated March 14, 2017 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (333-270047)).
4.20*	Service Agreement with Gerard Buckle, dated August 7, 2019 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (333-270047)).

4.21*#	Form of Voluntary Escrow Deed (incorporated by reference to Annex H to the Registration Statement on Form F-4 (333-270047)).
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

4.27+#
Amendment No. 5, dated April 24, 2025, to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and the OIC Investors (incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F filed with the SEC on May 14, 2025).

4.28+
Form of Company OIC Warrant to purchase Ordinary Shares (incorporated by reference to Annex C to Supplement No. 1 to the proxy statement/prospectus dated September 8, 2023 filed on September 25, 2023).

4.29+#
Shareholder’s Agreement between the Company and OIC Investors, dated as of September 21, 2023 (incorporated by reference to Annex D to Supplement No. 1 to the proxy statement/prospectus dated September 8, 2023 filed on September 25, 2023).

4.30+#
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

4.33	Warrant dated November 3, 2023 (incorporated by reference to Exhibit 4.33 of the Company’s Annual Report on Form 20-F filed with the SEC on May 14, 2025).
4.34	Amendment No. 1, dated April 10, 2024, to the Warrant dated November 3, 2023 (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K, furnished with the SEC on April 11, 2024).
4.35	Amendment No. 2, dated June 21, 2024, to the Warrant dated November 3, 2023 (incorporated by reference to Exhibit 99.6 of the Company’s Form 6-K, furnished with the SEC on June 24, 2024).
4.36	Warrant dated April 10, 2024 (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K, furnished with the SEC on April 11, 2024).
4.37	Amendment No. 1, dated June 21, 2024, to the Warrant dated April 10, 2024 (incorporated by reference to Exhibit 99.7 of the Company’s Form 6-K, furnished with the SEC on June 24, 2024).
4.38	Warrant dated May 24, 2024 (incorporated by reference to Exhibit 99.6 of the Company’s Form 6-K, furnished with the SEC on May 24, 2024).
4.39	Amendment No. 1, dated June 21, 2024, to the Warrant dated May 24, 2024 (incorporated by reference to Exhibit 99.8 of the Company’s Form 6-K, furnished with the SEC on June 24, 2024).
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

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the Company’s Form 20-F, filed with the SEC on November 13, 2023).
12.1†	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2†	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1†	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2†	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	List of Relevant Territories for Irish Tax Purposes (incorporated by reference to Exhibit 15.1 of the Company’s Annual Report on Form 20-F filed with the SEC on May 14, 2025).
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F filed with the SEC on May 14, 2025).

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

Carbon Revolution Public Limited Company

May 30, 2025	By:	/s/ Donald Hampton Jr
		Name:	Donald Hampton Jr
		Title:	Director and Authorized Signatory